Exhibit 2.3

Execution Copy

TRANSACTION AGREEMENT

by and among

NORD ANGLIA EDUCATION, INC.,

VIKING HOLDCO, INC.

VIKING MERGER SUBSIDIARY, LLC,

NAE HK HOLDINGS LIMITED,

MERITAS, LLC,

VIKING HOLDING COMPANY, LLC,

STERLING INTERNATIONAL SCHOOLS,

STERLING INTERNATIONAL SCHOOLS C CORPORATION

and

THE SELLERS LISTED ON THE SCHEDULE OF SELLERS,

Dated as of April 24, 2015

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		2

ARTICLE II THE TRANSACTION		2
2.1	The Equity Purchases	2
2.2	The Merger	3
2.3	Closing	3
2.4	Certificate of Formation; Operating Agreement; Managers and Officers	3
2.5	Effect of the Merger on Equity of Merger Sub and the Meritas Units	4
2.6	Payment of the Purchase Price	4
2.7	Meritas Purchase Price Adjustment	6
2.8	Paying Agent; Payment of the Closing Merger Consideration	8
2.9	Deferred Consideration	9
2.10	Post-Closing Payments	12
2.11	Allocation of Meritas Purchase Price	13
2.12	Withholding Rights	13

ARTICLE III REPRESENTATIONS AND WARRANTIES OF MERITAS AND OLDCO		13
3.1	Organization and Qualification	14
3.2	Authority; Due Execution and Binding Effect	14
3.3	Capitalization and the Included Subsidiaries	14
3.4	No Conflict	15
3.5	No Consent Required	15
3.6	No Undisclosed Liabilities	16
3.7	Financial Statements	16
3.8	Taxes	16
3.9	Material Contracts	18
3.10	Real Property	20
3.11	Personal Property	22
3.12	Litigation	22
3.13	Compliance with Laws	22
3.14	Intellectual Property	23
3.15	Absence of Changes	25
3.16	Insurance Policies	26
3.17	Governmental Authorizations	26
3.18	Employee Benefit Plans	26
3.19	Environmental Matters	28
3.20	Labor Matters	29
3.21	Affiliate Transactions	30
3.22	Sufficiency of Assets	30
3.23	Brokers	30
3.24	Compliance with Regulatory Requirements and Educational Laws	30
3.25	Closing Purchase Price Allocation Schedule	31

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF CHENGDU		32
4.1	Organization and Qualification	32
4.2	Authority, Due Execution and Binding Effect	32
4.3	Capitalization and Subsidiaries of Chengdu	32
4.4	No Conflict	33
4.5	No Consent Required	34
4.6	No Undisclosed Liabilities	34
4.7	Financial Statements	34
4.8	Taxes	34
4.9	Material Contracts	35
4.10	Real Property	37
4.11	Personal Property	37
4.12	Litigation	37
4.13	Compliance with Laws	37
4.14	Intellectual Property	37
4.15	Absence of Changes	39
4.16	Insurance Policies	40
4.17	Governmental Authorizations	40
4.18	Environmental Matters	40
4.19	Affiliate Transactions	40
4.20	Brokers	40
4.21	Employee Matters	41

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE BLOCKER		41
5.1	Organization and Qualification	41
5.2	Authority, Due Execution and Binding Effect	41
5.3	Capitalization and Subsidiaries of the Blocker	41
5.4	No Conflict	42
5.5	No Consent Required	42
5.6	Taxes	42
5.7	Litigation	44
5.8	No Operations	44
5.9	Brokers	44

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE SELLERS		44
6.1	Authority, Due Execution and Binding Effect	44
6.2	Ownership; No Liens	44
6.3	No Conflict	45
6.4	No Consent Required	45
6.5	Brokers	45

ARTICLE VII REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB		46
7.1	Organization and Qualification	46
7.2	Authority; Due Execution and Binding Effect	46
7.3	No Conflict	46
7.4	No Consent Required	46

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7.5	Financing	47
7.6	Solvency	47
7.7	Purchase for Investment	48
7.8	Investor Qualifications	48
7.9	Litigation	48
7.10	Disclaimer Regarding the Projections and Pro Forma Presentations	48
7.11	Non-Reliance	49
7.12	Acknowledgment	49
7.13	Brokers	49

ARTICLE VIII COVENANTS OF THE MERITAS PARTIES		50
8.1	Pre-Closing Conduct of Business of Meritas	50
8.2	Pre-Closing Conduct of Business of Chengdu	53
8.3	No Solicitation	53
8.4	Filings; Consents; Etc.	53
8.5	Schedules Update	54
8.6	Regulatory Filings	55
8.7	Carve-Out Financials	55
8.8	Title Insurance	56
8.9	Surveys	56
8.10	Landlord Estoppel Certificates	56
8.11	Indebtedness Prepayment Notices	57
8.12	Chengdu Covenants	57
8.13	Collège du Léman	57
8.14	Auditor Resignations	57
8.15	Bank Accounts	57
8.16	Non-Competition	57

ARTICLE IX COVENANTS OF THE BUYER PARTIES AND THE MERITAS PARTIES		58
9.1	Filings; Consents; Etc.	58
9.2	Regulatory Filing	58
9.3	Financing	59
9.4	Confidentiality	63
9.5	Director and Officer Liability and Indemnification	64
9.6	Access to Books and Records	65
9.7	Reorganization	66
9.8	Post-Closing Cooperation	67
9.9	Termination of Intercompany Balances and Affiliate Transactions	68
9.10	Sterling Name	68
9.11	Meritas Name	68
9.12	Insurance	69
9.13	Non-Solicitation	69

ARTICLE X CONDITIONS PRECEDENT TO THE CLOSING		70
10.1	Conditions Precedent to Each Party’s Obligations	70
10.2	Conditions Precedent to Obligations of the Buyer Parties	71

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10.3	Conditions Precedent to Obligations of the Meritas Parties	72

ARTICLE XI CLOSING		72
11.1	Deliveries by the Meritas Parties	72
11.2	Deliveries by the Buyer and Merger Sub	74

ARTICLE XII POST-CLOSING MATTERS		74
12.1	Tax Matters	74
12.2	Employee Matters	84

ARTICLE XIII SELLERS’ REPRESENTATIVE		85
13.1	Appointment of Sellers’ Representative	85
13.2	Ratification; Binding Effect	86
13.3	Replacement of Sellers’ Representative	87
13.4	Indemnification	87
13.5	Acknowledgement	87

ARTICLE XIV INDEMNIFICATION		88
14.1	Survival of Covenants, Representations and Warranties of the Meritas Parties; Time Limits on Indemnification Obligations of the Meritas Parties	88
14.2	Survival of the Buyer’s Covenants, Representations and Warranties; Time Limits on Buyer’s Indemnification Obligations	88
14.3	Indemnification of the Buyer Indemnified Parties	89
14.4	Indemnification of the Seller Indemnified Parties	90
14.5	Indemnification Procedure for Third Party Claims	90
14.6	Calculation of Losses	92
14.7	Exclusion of Other Remedies	93
14.8	Tax Treatment of Payments	93

ARTICLE XV TERMINATION		94
15.1	Termination	94
15.2	Notice of Termination; Effect of Termination	95
15.3	Fees	96

ARTICLE XVI MISCELLANEOUS		97
16.1	Notices, Consents, Etc.	97
16.2	Severability	97
16.3	Assignment; Successors	97
16.4	Counterparts; Facsimile Signatures	97
16.5	Expenses	98
16.6	Headings	98
16.7	Entire Agreement; Amendment and Waiver	98
16.8	Third Party Beneficiaries	99
16.9	Disclosure Generally	99
16.10	Acknowledgment by the Buyer Parties	99
16.11	Interpretive Matters	100
16.12	Governing Law	100

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16.13	Submission to Jurisdiction	101
16.14	Waiver of Jury Trial	101
16.15	Remedies	102
16.16	Acknowledgment	103
16.17	Further Assurances	104
16.18	Public Announcements	104
16.19	Non-Recourse	104
16.20	Conflicts and Privilege	104

Exhibits
Exhibit A	Reorganization Steps
Exhibit B	Form of LMPS Securities Purchase Agreement
Exhibit C	Form of LMPS LLC Agreement
Exhibit D	Definitions
Exhibit E	Form of Certificate of Merger
Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Transition Services Agreement
Exhibit H	Form of Leman Services Agreement
Exhibit I	Form of Escrow Agreement
Exhibit J	Capital Expenditures Schedule
Exhibit K	Form of Non-Compete Agreement
Exhibit L	Form of Trademark License Agreement
Exhibit M	Form of Nord Trademark License Agreement
Exhibit N	Form of Chengdu Local Transfer Agreement

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TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT (this “Agreement”), dated as of April 24, 2015 (the “Agreement Date”), is by and among (i) Nord Anglia Education, Inc., a Cayman Islands company (“Parent”), (ii) Viking Holdco, Inc., a Delaware corporation that is wholly-owned by Parent (“U.S. HoldCo”), (iii) NAE Holdings HK Limited, a Hong Kong private limited company that is wholly-owned by Parent (the “Chengdu Buyer” and, together with Parent and U.S. HoldCo, as applicable, the “Buyer”), (iv) Viking Merger Subsidiary, LLC, a Delaware limited liability company that is wholly-owned by U.S. HoldCo (“Merger Sub” and together with Parent, U.S. HoldCo and the Chengdu Buyer, the “Buyer Parties”), (v) those certain Persons identified as the “Blocker Stockholders” on the Schedule of Sellers (collectively, the “Blocker Stockholders”), (vi) Sterling International Schools C Corporation, a Delaware corporation (the “Blocker”), (vii) SCP III AIV One, L.P., a Cayman Islands exempted limited partnership (the “Chengdu Stockholder”), (viii) Sterling International Schools, a Cayman Islands exempted company (“Chengdu”), (ix) Meritas, LLC, a Delaware limited liability company (“OldCo”), including in its capacity as the Sellers’ Representative and (x) Viking Holding Company, LLC, a Delaware limited liability company (“Meritas”).

RECITALS

A.                        Pursuant to Section 9.7, OldCo and Meritas are obligated to effect a reorganization, which will be effective immediately prior to Closing (and will be conditioned upon the satisfaction or waiver of the closing conditions set forth in this Agreement), as described in the reorganization steps set forth hereto as Exhibit A, as it may be amended, modified or supplemented by written agreement of the Parties (the “Reorganization”) pursuant to which Meritas shall become the direct or indirect holder of all of the equity interests of the subsidiaries of OldCo other than (i) Meritas Administrative Services, LLC, a Delaware limited liability company, (ii) Lake Mary Real Estate, LLC, a Delaware limited liability company, (iii) Green Valley Real Estate, LLC, a Nevada limited liability company, (iv) Arizona Prep Real Estate, LLC, a Delaware limited liability company, and its wholly-owned subsidiary Rancho Solano Private Schools, Inc., and (v) Léman Manhattan Preparatory School, LLC (“LMPS”), a New York limited liability company (collectively, the “Excluded Subsidiaries”).  Following the Reorganization, (x) the equity interests of Meritas will be held by the equityholders of OldCo in the same proportionate share as with respect to OldCo, (y) OldCo will remain the direct or indirect holder of all of the equity interests of the Excluded Subsidiaries, and (z) Meritas will be the direct or indirect holder of all of the equity interests of the Included Subsidiaries.

B.                        Concurrently with the Closing, U.S. HoldCo will enter into a securities purchase agreement with LMPS, substantially in the form attached hereto as Exhibit B (the “LMPS Securities Purchase Agreement”), pursuant to which, as part of the Reorganization and immediately prior to the Closing and the Effective Time: (i) U.S. HoldCo will acquire equity interests in LMPS representing 10% of LMPS on a fully-diluted basis for a cash purchase price of $7,500,000 (the “LMPS Purchase Price”) and (ii) U.S. HoldCo and LMPS will execute the limited liability company agreement for LMPS, substantially in the form attached hereto as Exhibit C, providing for certain put and call rights and other operational matters (the “LMPS LLC Agreement” and together with the LMPS Securities Purchase Agreement, the “LMPS Transaction Documents”).

C.                        Pursuant to this Agreement, the Parties intend (i) for U.S. HoldCo to purchase all of the outstanding equity of the Blocker and for Chengdu Buyer to purchase all of the outstanding equity of Chengdu (the “Equity Purchases”) from the Blocker Stockholders and the Chengdu Stockholder, respectively and (ii) immediately after the Equity Purchases are consummated, to effect a merger (the “Merger”) of Merger Sub with and into Meritas in accordance with this Agreement and the Delaware Limited Liability Company Act (the “Act”) that is intended to be treated for income tax purposes as a purchase of all equity interests in Meritas not held by the Blocker.

D.                        The respective board of directors, board of managers or general partner, as applicable, of each of Buyer, Chengdu Buyer, Merger Sub, the Blocker Stockholders, the Chengdu Stockholder, the Blocker, Chengdu, OldCo and Meritas, has adopted resolutions approving this Agreement and in the case of each of Merger Sub, Chengdu and Meritas, declared its advisability and recommended that its equityholders approve this Agreement and the Transaction.

AGREEMENT

In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement (including Exhibits and Schedules hereto) but not defined in the body hereof shall have the meanings ascribed to them in Exhibit D.

ARTICLE II

THE TRANSACTION

2.1                               The Equity Purchases.

(a)                                 At the Closing, prior to the Effective Time, the Blocker Stockholders shall sell, transfer and deliver to U.S. HoldCo, and U.S. HoldCo shall (and Parent shall cause U.S. HoldCo to) purchase from the Blocker Stockholders, all of their right, title and interest in and to the Blocker Shares, free and clear of all Liens, for the Blocker Purchase Price.  The number of Blocker Shares to be sold by each of the Blocker Stockholders, together with the allocable percentage of the Blocker Purchase Price payable to each of the Blocker Stockholders (the “Blocker Allocable Percentage”), is set forth on the Closing Purchase Price Allocation Schedule.

(b)                                 At the Closing, prior to the Effective Time, the Chengdu Stockholder shall sell, transfer and deliver to the Chengdu Buyer, and the Chengdu Buyer shall (and Parent shall cause the Chengdu Buyer to) purchase from the Chengdu Stockholder, all of its right, title and interest in and to the Chengdu Shares, free and clear of all Liens, for the Chengdu Purchase

Price.  The number of Chengdu Shares to be sold by the Chengdu Stockholder, together with the Chengdu Purchase Price is set forth on the Closing Purchase Price Allocation Schedule.

2.2                               The Merger.

(a)                                 Upon the terms and subject to the conditions of this Agreement and in accordance with the Act, at the Effective Time, (i) Merger Sub shall be merged with and into Meritas, (ii) the separate limited liability company existence of Merger Sub shall cease and (iii) Meritas shall be the surviving limited liability company (the “Surviving Company”) and shall continue its limited liability company existence under the laws of the State of Delaware.

(b)                                 The Merger shall become effective at the time of filing of a certificate of merger, substantially in the form of Exhibit E attached hereto (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the provisions of Section 209 of the Act, or at such later date as the Parties may mutually agree and as specified in the Certificate of Merger (the “Effective Time”).  Subject to the terms and conditions of this Agreement, Meritas and Merger Sub shall duly execute and file the Certificate of Merger with the Secretary of State of the State of Delaware at the time of the Closing.

(c)                                  At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of the Act.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Meritas and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Meritas and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.3                               Closing.  The Closing shall take place by facsimile or electronic transmission in PDF format of all documents required under Article X to the offices of Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, Illinois, on the third (3rd) Business Day after the date on which the last of the conditions set forth in Article X has been satisfied or waived (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or valid waiver of such conditions) or such other date as the Parties hereto may mutually agree upon in writing (the “Closing Date”); provided, however, that if the Marketing Period has not begun at such time, or the Marketing Period has begun and not ended on or prior to such time, subject to the continued satisfaction or waiver of the conditions set forth in Article X (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or valid waiver of such conditions), the Closing shall instead occur on (a) a date during the Marketing Period specified by the Buyer on no less than three (3) Business Days’ notice to the Sellers’ Representative, (b) the third (3rd) Business Day after the end of the Marketing Period or (c) such other date as the Parties hereto may mutually agree upon in writing.

2.4                               Certificate of Formation; Operating Agreement; Managers and Officers.

(a)                                 At the Effective Time, the Certificate of Formation of Meritas, as in effect immediately prior to the Effective Time, shall be amended as set forth in the form attached to the Certificate of Merger and, as so amended, shall be the Certificate of Formation of the Surviving Company until thereafter duly amended in accordance with applicable Law and Section 9.5(a).

(b)                                 The operating agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Company until thereafter duly amended in accordance with applicable Law (and subject to Section 9.5(a)).

(c)                                  At the Effective Time, the managers of Merger Sub shall be the managers of the Surviving Company.  At the Effective Time, the officers of Meritas shall be the officers of the Surviving Company.  Each of the managers and officers of the Surviving Company shall hold office in accordance with the operating agreement of the Surviving Company until his or her death, resignation or removal or a successor is duly elected or appointed and qualified.

2.5                               Effect of the Merger on Equity of Merger Sub and the Meritas Units.  As a result of the Merger, at the Effective Time:

(a)                                 Each issued and outstanding unit of Merger Sub shall be converted into one validly issued, fully paid and non-assessable unit of the Surviving Company.

(b)                                 The Meritas Class A Units then held by the Blocker shall be converted into one validly issued, fully paid and non-assessable unit of the Surviving Company.

(c)                                  The Meritas Class A Units for each holder thereof (other than Blocker) that are issued and outstanding as of the Effective Time shall be converted into the right to receive, subject to the terms of this Agreement, an amount of cash equal to the Closing Merger Consideration for such holder as set forth on the Closing Purchase Price Allocation Schedule, as adjusted or increased pursuant to Sections 2.7, 2.9, 2.10 and 2.11.

(d)                                 The Meritas Class D Units for each holder thereof that are issued and outstanding as of the Effective Time shall be converted into the right to receive, subject to the terms of this Agreement, an amount of cash equal to the Closing Merger Consideration for such holder as set forth on the Closing Purchase Price Allocation Schedule, as adjusted or increased pursuant to Sections 2.7, 2.9, 2.10 and 2.11.

(e)                                  The Meritas Incentive Units for each holder thereof that are issued and outstanding as of the Effective Time shall be converted into the right to receive, subject to the terms of this Agreement, an amount of cash equal to the Closing Merger Consideration for such holder as set forth on the Closing Purchase Price Allocation Schedule, as adjusted or increased pursuant to Sections 2.7, 2.9, 2.10 and 2.11.

(f)                                   As of the Effective Time, the Meritas Units shall no longer be outstanding and shall automatically be cancelled and retired, and each holder of record of a Meritas Unit shall cease to have any rights with respect thereto, other than the right to receive the applicable Closing Merger Consideration (if any), as described by the foregoing provisions of this Section 2.5.

2.6                               Payment of the Purchase Price.  At the Closing, in consideration for the Blocker Shares, the Chengdu Shares and the applicable Meritas Units, the Buyer shall pay by wire transfer of immediately available funds an aggregate amount equal to the Meritas Purchase Price (as adjusted pursuant to, and using the estimates provided in the manner set forth in, Section 2.7) and the Chengdu Purchase Price as follows:

(a)                                 to the Escrow Agent, the Escrow Amount, to be held in the Escrow Account and disbursed pursuant to the terms of the Escrow Agreement;

(b)                                 to the Sellers’ Representative, the Sellers’ Representative Fund Amount, to be held in an account designated in writing to the Buyer by the Sellers’ Representative at least three (3) Business Days prior to Closing and disbursed pursuant to the terms of the Sellers’ Representative Agreement;

(c)                                  to the Chengdu Stockholder in accordance with, and without duplication of any amounts owed under, the Chengdu Local Transfer Agreement, an amount in cash equal to the Chengdu Purchase Price to the account designated by the Sellers’ Representative by written notice to Buyer at least three (3) Business Days prior to Closing; provided that Buyer shall deposit a portion of the Chengdu Purchase Price equal to $2,000,000 into an escrow account for the benefit of the Chengdu Stockholder, to be held in accordance with an escrow agreement in form and substance reasonably satisfactory to the Parties to be entered into at the Closing, which shall provide that such amount shall be released automatically to the Chengdu Stockholder as and when adequate evidence of tax filing and payment as required under Section 12.3(b)(iv) have been provided to the Buyer;

(d)                                 to the Paying Agent for the benefit of the Blocker Stockholders, an amount in cash equal to the Blocker Purchase Price to the account designated by the Sellers’ Representative by written notice to Buyer at least three (3) Business Days prior to Closing, which shall be distributed by the Paying Agent to each Blocker Stockholder to the account designated for such Blocker Stockholder on the Schedule of Sellers, in an amount in cash equal to such Blocker Stockholder’s Blocker Allocable Percentage of the Blocker Purchase Price;

(e)                                  to the Paying Agent for the benefit of each Meritas Member (other than the Blocker), an amount in cash equal to the Closing Merger Consideration to the account designated by the Sellers’ Representative by written notice to Buyer at least three (3) Business Days prior to Closing Date, which shall be distributed by the Paying Agent to each Meritas Member (other than Blocker) pursuant to the duly completed and validly executed Letter of Transmittal of such Meritas Member and in an amount in cash equal to the portion of the Closing Merger Consideration set forth next to such Meritas Member’s name on the Closing Purchase Price Allocation Schedule; and

In addition, at the Closing, in consideration for the Blocker Shares, the Chengdu Shares and the applicable Meritas Units, the Buyer shall pay by wire transfer of immediately available funds the following additional amounts:

(1)                                 in accordance with the payoff letters delivered to the Buyer in accordance with Section 10.2(d), the Indebtedness Payments; and

(2)                                 to each Person identified on the Meritas Transaction Expenses Schedule, an amount in cash set forth opposite such Person’s name to the account designated by such Person in writing to the Buyer at least three (3) Business Days prior to Closing.

2.7                               Meritas Purchase Price Adjustment.

(a)                                 Adjustment to the Purchase Price.  Notwithstanding anything to the contrary herein, the Meritas Purchase Price shall be (i) increased or decreased, as the case may be, on a dollar for dollar basis to the extent that there is a Closing Net Working Capital Surplus or a Closing Net Working Capital Deficit, (ii) increased on a dollar for dollar basis by the aggregate amount of the Closing Cash, the Approved CapEx Amount, the Marketing Delay Adjustment (if any) and the Closing Value of Trapped Cash, (iii) decreased on a dollar for dollar basis by the aggregate amount of the Closing Indebtedness and the Aggregate Meritas Transaction Expenses Amount and (iv) increased or decreased, as the case may be, on a dollar for dollar basis by the aggregate amount of the Floating Closing Adjustment.

(b)                                 Estimated Purchase Price Adjustment.  Not less than five (5) Business Days prior to the Closing Date, the Sellers’ Representative shall prepare and deliver to the Buyer, its reasonable good faith estimate of the Estimated Meritas Purchase Price Adjustment, which estimate shall include separate estimates for each of the components of the Estimated Meritas Purchase Price Adjustment.  Upon receipt of such estimate, the Buyer shall be permitted to review such estimate, and Sellers shall provide Buyer with any supporting documentation reasonably requested by Buyer.  In the event the Buyer discovers any material manifest calculation errors, or if either Party makes any reasonable comments to the estimate, the Parties shall work together to resolve any such errors with respect to such estimate and shall reasonably consider any such comments made by the other Party in respect thereof.  If the Parties agree on any changes to the Estimated Meritas Purchase Price Adjustment as a result of any such errors or comments, such changes shall be deemed included in such amounts for all purposes of this Section 2.7(b) and for purposes of the payments required pursuant to Section 2.6.  If the Estimated Meritas Purchase Price Adjustment is a negative number, then the Meritas Purchase Price payable at the Closing pursuant to Section 2.6 shall be reduced by the absolute value of such amount.  If the Estimated Meritas Purchase Price Adjustment is a positive number, then the Meritas Purchase Price payable at the Closing pursuant to Section 2.6 shall be increased by such amount.

(c)                                  Closing Purchase Price Adjustment.  As promptly as practicable after the Closing Date, but in no event later than sixty (60) days after the Closing Date, the Buyer, at its expense, shall prepare and deliver, or cause to be prepared and delivered, to the Sellers’ Representative the Closing Purchase Price Adjustment Schedule.

(d)                                 Protest Notice.  Within thirty (30) days after the Buyer’s delivery of the Closing Purchase Price Adjustment Schedule to the Sellers’ Representative, the Sellers’ Representative may deliver a Protest Notice. The Protest Notice must set forth the specific line items of the Closing Purchase Price Adjustment Schedule to which the Sellers’ Representative objects, as well as reasonable detail of the particulars of such disagreement (the “Disputed Closing Items”); provided that the Sellers’ Representative may not assert a disagreement as to the mutually agreed upon principles set forth on Schedule 2.7(b) or the definitions of Closing Net Working Capital, Closing Cash, Closing Indebtedness, the Floating Closing Adjustment, the Marketing Delay Adjustment or the Aggregate Meritas Transaction Expenses Amount or, in each case, the application thereof to the matters set forth in the Closing Purchase Price Adjustment Schedule.  If the Sellers’ Representative does not notify Buyer of any Disputed Closing Items within such thirty (30) day period, such Closing Purchase Price Adjustment Schedule will be conclusive and binding upon the Parties for all purposes hereunder.

(e)                                  Resolution of Protest.  The Buyer and the Sellers’ Representative shall use Reasonable Efforts to resolve, as soon as practicable, any objection of the Sellers’ Representative set forth in the Protest Notice.  If the Buyer and the Sellers’ Representative are unable to resolve any such objection with respect to the Closing Purchase Price Adjustment Schedule within twenty (20) days following the Sellers’ Representative’s delivery of a Protest Notice, then either the Sellers’ Representative or the Buyer may refer the unresolved items in dispute (the “Unresolved Closing Items”) to the Accountants.  Promptly, but not later than thirty (30) days after acceptance of their appointment, or such longer period as Buyer and the Sellers’ Representative may agree in writing, the Accountants will determine (based solely on written presentations to the Accountants by the Sellers’ Representative and the Buyer and not by independent review) and will render a report as to the Unresolved Closing Items in dispute and the resulting Closing Purchase Price Adjustment Schedule, which report will be conclusive and binding upon the Parties for all purposes hereunder.  In resolving any disputed Unresolved Closing Item, the Accountants (i) may not assign a value to any particular item greater than the greatest value for such item claimed by either Party or less than the lowest value for such item claimed by either Party, in each case as presented to the Accountants, (ii) shall act as an expert and not as an arbitrator, (iii) may not propose for resolution any matters that are not Unresolved Closing Items and (iv) may not take ex parte oral testimony from the Parties or any other Person.  The fees and expenses of the Accountants shall be shared equally by the Sellers’ Representative (the “Members’ Portion”), on the one hand, and by the Buyer, on the other hand.  The Members’ Portion shall be paid to the Accountants from the Sellers’ Representative Fund Amount.

(f)                                   Payment of Closing Purchase Price Adjustment.  After the final determination of the Closing Purchase Price Adjustment Schedule pursuant to the provisions of this Section 2.7, (i) if the Closing Meritas Purchase Price Adjustment is greater than the Estimated Meritas Purchase Price Adjustment, then, within five (5) Business Days of such determination, the amount of such surplus (the “Meritas Purchase Price Adjustment Surplus”) shall be paid by the Buyer to the Paying Agent for distribution in accordance with Section 2.10, or (ii) if the Meritas Closing Purchase Price Adjustment is less than the Estimated Meritas Purchase Price Adjustment, then the amount of such deficiency (the “Meritas Purchase Price Adjustment Deficit”) shall be paid to the Buyer, first, (A) by off-set or set-off against the Deferred Consideration, if the final determination of the Closing Purchase Price Adjustment Schedule occurs prior to the payment of the Deferred Consideration pursuant to Section 2.9(a), second (B) by off-set or set-off against the Deferred Consideration or the Leftover Earnout in accordance with Section 2.9(e)(i) or Section 2.9(e)(ii), respectively, or by the Sellers’ Representative from the Guaranteed Amount in accordance with Section 2.9(e) in lieu of the Leftover Earnout, as applicable, if the final determination of the Closing Purchase Price Adjustment occurs after payment of the Deferred Consideration pursuant to Section 2.9(a) and third (C) from the Escrow Account, in which case the Sellers’ Representative and the Buyer shall promptly (and in any event within five (5) Business Days after a determination that an off-set or set-off against the Deferred Consideration, the Leftover Earnout or the Guaranteed Amount (if any) will not be sufficient to pay the amount owed to the Buyer) deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to make such payment to an account designated in writing by the Buyer.

(g)                                  Cooperation.  For purposes of complying with the terms set forth herein, each Party will cooperate with and promptly make available to the other Party and its Representatives all information, records, data and supporting papers reasonably relevant to the preparation of the Closing Purchase Price Adjustment Schedule, the Protest Notice and any adjustment being disputed thereto and the resolution of any disputes thereunder.  Each Party will provide the other Party and its Representatives with access to the Meritas Parties’ books and records, facilities and personnel, as may be reasonably required (upon reasonable advance notice) during normal business hours and, in the case of personnel, at their normal place of employment, in connection with the preparation or review of the estimates contemplated by Section 2.7(b), or the preparation or review of, and any dispute regarding, the Closing Purchase Price Adjustment Schedule or a Protest Notice.

2.8                               Paying Agent; Payment of the Closing Merger Consideration.

(a)                                 At or prior to the Effective Time, the Sellers’ Representative, in its sole discretion, shall act as, or will appoint a third party as, the paying agent (the “Paying Agent”) for the purpose of distributing the Blocker Purchase Price and the Closing Merger Consideration and any adjustments pursuant to Sections 2.6, 2.7, 2.9, 2.10 and 2.11.

(b)                                 From and after the Effective Time, the Paying Agent shall act as the paying agent in effecting the payment of (i) (A) the Blocker Purchase Price to each Blocker Stockholder in accordance with such Blocker Stockholder’s Blocker Allocable Percentage of the Blocker Purchase Price and (B) the Closing Merger Consideration to the Meritas Members (other than the Blocker) in accordance with the Closing Purchase Price Allocation Schedule, (ii) any Deferred Consideration payable to the Sellers in accordance with Section 2.9 and (iii) any funds released from the Escrow Account in accordance with Section 2.10.

(c)                                  Promptly following the Agreement Date, Meritas shall, or shall cause the Paying Agent to, deliver a letter of transmittal in the form attached hereto as Exhibit F (the “Letter of Transmittal”) to each Meritas Member (other than the Blocker), which shall, among other things, provide instructions for receiving the Closing Merger Consideration.  The Letter of Transmittal and such instructions will include an IRS Form W-9, which must be completed and executed by each Meritas Member (other than the Blocker) before such Person receives its portion of the Closing Merger Consideration; provided, that if any Meritas Member (other than the Blocker) is not a United States Person, such Person shall provide the applicable IRS Form W-8.  Each of the Blocker Stockholders shall also provide IRS Form W-8 or W-9, as applicable, to the Paying Agent.

(d)                                 With respect to a duly completed and validly executed Letter of Transmittal delivered by a Meritas Member (other than the Blocker) at or prior to the Closing, the Paying Agent shall, in accordance with Section 2.6, pay to such Meritas Member the Closing Merger Consideration set forth next to such Meritas Member’s name on the Closing Purchase Price Allocation Schedule, in consideration therefor.

(e)                                  With respect to a duly completed and validly executed Letter of Transmittal delivered by a Meritas Member (other than the Blocker) after the Closing, the Paying Agent shall, as promptly as practicable, pay to such Meritas Member (other than the Blocker) the Closing Merger Consideration set forth next to such Meritas Member’s name on the Closing Purchase Price Allocation Schedule, in consideration therefor.

(f)                                   Any portion of the Closing Merger Consideration that remains undistributed to the Meritas Members on the date that is twelve (12) months after the Closing Date shall be distributed by the Paying Agent to the Sellers’ Representative to be held in trust for the benefit of such Meritas Members, and any Meritas Member who has not complied with this Section 2.8 shall after delivery of a duly completed and validly executed Letter of Transmittal to the Paying Agent, look only to the Sellers’ Representative for such holder’s portion of the Closing Merger Consideration.

(g)                                  None of the Parties or any other Person shall be liable to any Meritas Member for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.  Any such amounts remaining unclaimed by any Meritas Member immediately prior to such time when such amounts would otherwise escheat to or become the property of any Governmental Authority, shall, to the extent permitted by applicable Laws, become the property of Buyer, free and clear of all claims or interest of any Person previously entitled thereto.

2.9                               Deferred Consideration.

(a)                                 Deferred Consideration.  As additional consideration for the Blocker Shares, Chengdu Shares and Meritas Units, if (i) the number of Enrollments at the Target Group Schools, in the aggregate, as of September 30, 2015 exceed (ii) the number of Enrollments at the Target Group Schools, in the aggregate, as of May 31, 2015, then the Buyer shall pay Twenty-Five Million Dollars ($25,000,000) (the “Deferred Consideration”) in the aggregate to the Paying Agent for distribution in accordance with Section 2.10.  The Parties agree that as of March 31, 2015, based on, and as specified in, OldCo’s Enrollment report generated from the Navision program as prepared in the ordinary course of business consistent with past practice (the “Enrollment Report”), which Enrollment Report has been furnished to Buyer as of the date hereof and attached hereto as Schedule 2.9(a), the number of Enrollments at the Target Group Schools, in the aggregate, was 8,631.  Within five (5) Business Days of April 30, 2015 and May 31, 2015, the Sellers’ Representative will deliver updates to the Enrollment Report as of each such date, which updates will be generated and prepared in the same manner as the Enrollment Report and will include inflows and outflows with respect to the number of Enrollments at the Target Group Schools consistent with those set forth in the Enrollment Report.  The number of Enrollments based on the Enrollment Report and the updates to the Enrollment Report as contemplated in the previous sentence will be conclusive and binding upon the Parties for purposes of determining the number of Enrollments at the Target Group Schools, in the aggregate, as of May 31, 2015, absent a manifest calculation error.

(b)                                 Enrollment Schedule.  As promptly as practicable after September 30, 2015, but in no event later than October 31, 2015, the Buyer, at its own expense, shall prepare and deliver, or cause to be prepared and delivered to the Sellers’ Representative a written statement (the “September Enrollment Schedule”) setting forth in reasonable detail the Buyer’s determination of Enrollments as of September 30, 2015 for each of the Target Group Schools.

(c)                                  Protest Notice.  Within fifteen (15) days after the Buyer’s delivery of the September Enrollment Schedule, the Sellers’ Representative may deliver a Protest Notice to the Buyer.  The Protest Notice shall set forth the specific line items of the September Enrollment Schedule to which the Sellers’ Representative objects, as well as reasonable detail of the particulars of such disagreement (the “Disputed Enrollment Items”).  If the Sellers’ Representative does not notify Buyer of a dispute with respect to the September Enrollment Schedule within such fifteen (15) day period, such September Enrollment Schedule will be conclusive and binding upon the Parties for all purposes hereunder.

(d)                                 Resolution of Protest.  The Buyer and the Sellers’ Representative shall use Reasonable Efforts to resolve, as soon as practicable, any objection of the Sellers’ Representative set forth in the Protest Notice.  If the Buyer and the Sellers’ Representative are unable to resolve any such objection with respect to the September Enrollment Schedule within twenty (20) days following the delivery of a Protest Notice, then either the Sellers’ Representative or the Buyer may refer the unresolved items in dispute (the “Unresolved Enrollment Items”) to the Accountants.  Promptly, but not later than thirty (30) days after acceptance of their appointment, or such longer period as Buyer and the Sellers’ Representative may agree in writing, the Accountants will determine (based solely on written presentations to the Accountants by the Sellers’ Representative and the Buyer and not by independent review) and will render a report as to the Unresolved Enrollment Items and the resulting September Enrollment Schedule, which report will be conclusive and binding upon the Parties for all purposes hereunder.  In resolving any Unresolved Enrollment Item, the Accountants (i) may not assign a number or value to any particular item greater than the greatest number or value for such item claimed by either Party or less than the lowest number or value for such item claimed by either Party, in each case as presented to the Accountants, (ii) shall act as an expert and not as an arbitrator, (iii) may not propose for resolution any matters that are not Unresolved Enrollment Items and (iv) may not take ex parte oral testimony from the Parties or any other Person.  The fees and expenses of the Accountants shall be shared equally by the Sellers’ Representative, on the one hand, and by the Buyer, on the other hand.  The Members’ Portion shall be paid to the Accountants from the Sellers’ Representative Fund Amount.

(e)                                  Payment of Deferred Consideration.  Within fifteen (15) days after the final determination of the September Enrollment Schedule, if such final determination would require Buyer to pay the Deferred Consideration pursuant to Section 2.9(a), the Deferred Consideration shall be paid as follows:

(i)                                     In the event the Closing Meritas Purchase Price Adjustment has been finalized pursuant to Section 2.7 at the time the Deferred Consideration is payable, (A) if there is a Meritas Purchase Price Adjustment Surplus, the Buyer shall distribute the full amount of the Deferred Consideration to the Paying Agent for distribution in accordance with Section 2.10 and (B) if there is a Meritas Purchase Price Adjustment Deficit, the Buyer may off-set or set-off the amount of such Meritas Purchase Price Adjustment Deficit against the Deferred

Consideration and pay any remainder of the Deferred Consideration to the Paying Agent for distribution in accordance with Section 2.10; or

(ii)                                  In the event the Closing Meritas Purchase Price Adjustment has not been finalized pursuant to Section 2.7, at the time the Deferred Consideration is payable, the Sellers’ Representative may elect (A) for the Buyer (I) to pay eighty percent (80%) of the Deferred Consideration to the Paying Agent for distribution in accordance with Section 2.10, (II) hold the remaining twenty percent (20%) of the Deferred Consideration (the “Leftover Earnout”) as collateral for any off-set or set-off contemplated Section 2.7(f)(ii)(B) and (III) after the Closing Purchase Price Adjustment has been finalized pursuant to Section 2.7, distribute to the Paying Agent any remainder of the Leftover Earnout after giving effect to the exercise of such right of set-off or off-set for any Meritas Purchase Price Adjustment Deficit or (B) for the Sellers’ Representative to deliver a guarantee in form reasonably acceptable to the Buyer to maintain a minimum excess cash balance of $5,000,000 with LMPS in lieu of the Leftover Earnout (the “Guaranteed Amount”), which cash would be used by the Sellers’ Representative to pay to Buyer the amount of any Meritas Closing Purchase Price Deficit that Buyer would otherwise be able to set-off or off-set against the Leftover Earnout promptly (and in any event within five (5) Business Days) the determination that such amount is payable.

For the avoidance of doubt, in the event the final determination of the September Enrollment Schedule would not require Buyer to pay the Deferred Consideration pursuant to Section 2.9(a), and there is a Meritas Purchase Price Adjustment Deficit, then the amount of such Meritas Purchase Price Adjustment Deficit shall be paid to Buyer from the Escrow Account.

(f)                                   Cooperation.  For purposes of complying with the terms set forth herein, each Party will cooperate with and promptly make available to the other Party and its Representatives all information, records, data and supporting papers reasonably relevant to the preparation of the September Enrollment Schedule, the Protest Notice and any Enrollments being disputed thereto and the resolution of any disputes thereunder.  Each Party will provide the other Party and its Representatives with access to the Meritas Parties’ books and records, facilities and personnel, as may be reasonably required (upon reasonable advance notice) during normal business hours and, in the case of personnel, at their normal place of employment, in connection with the preparation or review of, or any dispute regarding the September Enrollment Schedule or a Protest Notice.

(g)                                  Conduct of the Target Group Schools.  During the period from the Closing until September 30, 2015 (the “Deferred Consideration Period”), the Buyer (x) acknowledges that the Sellers’ opportunity to receive the Deferred Consideration in the manner set forth in this Agreement is an integral part of the Transaction, and the Sellers would not have entered into this Agreement but for such opportunity, and (y) agrees that it will, and will cause its Affiliates (including the Target Group Schools), to:

(i)                                     operate the business of each of the Target Group Schools in a commercially reasonable manner, and dedicate reasonably necessary and advisable resources, including but not limited to, working capital, technical, marketing, sales and employee resources, for the operation of the business of each of the Target Group Schools, in each case, consistent with past practices of the Target Group Schools;

(ii)                                  preserve and maintain the existence of each of the Target Group Schools;

(iii)                               not materially alter any objective admissions criteria (including, without limitation, test scores and grade point average) for students to the Target Group Schools;

(iv)                              use its Reasonable Efforts to (A) preserve intact the present business organization and reputation of each of the Target Group Schools, and (B) maintain in all material respects the Target Group Schools in good working order and condition, normal wear and tear excepted and subject to force majeure events;

(v)                                 use its Reasonable Efforts to comply, in all material respects, with all laws applicable to the business and operations of the Target Group Schools;

(vi)                              conduct the Enrollment process and timing thereof of the Target Group Schools in the ordinary course of business and consistent with past practice;

(vii)                           not make or permit any material change from past practice with respect to (A) any tuition of the Target Group Schools, except to the extent required by applicable law, or (B) any method of calculating any financial aid and/or discounts of any Target Group School;

(viii)                        not enter into any agreement, commitment or understanding with respect to (A) the sale or other transfer of a material portion of the assets used in the conduct of the business and operations of any particular Target Group School outside of the ordinary course of business, or (B) a merger, consolidation or other similar transaction resulting in any Person other than Buyer, directly or indirectly, owning a controlling equity interest in the Target Group Schools; and

(ix)                              not take any action if such action is designed or intended, in whole or in part, to reduce the Deferred Consideration.

2.10                        Post-Closing Payments.  After the Closing, whenever any component of the Purchase Price or the Deferred Consideration becomes available for distribution to the Sellers, such component shall be promptly distributed by the Escrow Agent or Paying Agent, as applicable, in accordance with written instructions delivered by the Sellers’ Representative to each Blocker Stockholder, its portion of such amount in accordance with the Closing Purchase Price Allocation Schedule and (b) each Meritas Member (other than the Blocker) its portion of such amount in accordance with the Closing Purchase Price Allocation Schedule.

2.11                        Allocation of Meritas Purchase Price.  It is the intention of Meritas, OldCo, Blocker and the Blocker Stockholders that the Meritas Purchase Price be allocated among the Meritas Members in a manner that is consistent with the distribution provisions contained in the Meritas Operating Agreement.  Because the distribution provisions of the Meritas Operating Agreement provide for differing allocations among the holders of the Meritas Units depending on differences in the total amount of assets distributed, (a) the relative allocation percentages of the Meritas Purchase Price payable hereunder (the “Payment Percentages”) will be adjusted from time to time in the good faith discretion of the Sellers’ Representative upon written notice by the Sellers’ Representative to Meritas (or the Surviving Company, as applicable), the Blocker Stockholders, OldCo, the Buyer, the Paying Agent and the Escrow Agent and (b) the Meritas Purchase Price payable at Closing pursuant to Section 2.6 will be allocated among the Meritas Members in accordance with the Meritas Operating Agreement as if the Meritas Purchase Price were the only consideration payable in connection with the Transaction and, as the Meritas Purchase Price is adjusted pursuant to Section 2.7 or increased pursuant to Section 2.9 and as funds are released from the Escrow Account pursuant to the terms and conditions of the Escrow Agreement, the Payment Percentages of the Meritas Members will be adjusted by the Sellers’ Representative so that each holder’s allocation of the Meritas Purchase Price is consistent with the allocation provisions of the Meritas Operating Agreement taking into account all amounts payable hereunder and under the Escrow Agreement from the Closing Date through the date of such distributions (with the Blocker Stockholders receiving in the aggregate an amount equal to what the Blocker would have received under the Meritas Operating Agreement in respect of its Meritas Class A Units and each other Seller receiving in the aggregate an amount equal to what such Seller would have received under the Meritas Operating Agreement or 2010 Equity Incentive Plan in respect of its Meritas Units, as applicable).

2.12                        Withholding Rights.  Other than with respect to any Tax that may be payable to the appropriate PRC Taxing Authority that is described in Section 12.1(b)(iv), each of the Buyer Parties and the Paying Agent shall be entitled to deduct and withhold any amounts they are required to deduct and withhold pursuant to any provision of the Code, the rules and regulations promulgated thereunder, or any other applicable federal, state, local or foreign Tax Law in connection with any payments required to be made by any of the Buyer Parties or the Paying Agent pursuant to the terms of this Agreement.  The Sellers shall cooperate with the Buyer Parties and the Paying Agent in coordinating the deduction and withholding of any Taxes required to be deducted and withheld by the Buyer Parties or the Paying Agent under applicable Tax Law.  To the extent that amounts are so withheld by any of the Buyer Parties or the Paying Agent, such withheld amounts (a) shall be remitted by the applicable Buyer Party or the Paying Agent to the applicable Governmental Authority in accordance with applicable Law and (b) shall be treated for all purposes of this Agreement as having been paid to the Person otherwise entitled to receive such payments pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MERITAS AND OLDCO

Except as set forth in the applicable Schedules, Meritas and OldCo, jointly and severally, hereby represent and warrant to the Buyer Parties as follows:

3.1                               Organization and Qualification.  Each of Meritas, OldCo and the Included Subsidiaries is a limited liability company, corporation or other legal entity, as applicable, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.  Each of Meritas and the Included Subsidiaries (i) has the requisite power and authority required to own and lease its property and to carry on its business as presently conducted and (ii) is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties owned or leased by it, requires such qualification, except such jurisdictions where the failure to be so qualified or in good standing has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect with respect to Meritas and the Included Subsidiaries, taken as a whole.  Meritas has made available to the Buyer or Merger Sub copies of the Organizational Documents of Meritas and the Included Subsidiaries, and such copies are true, correct and complete as of the Agreement Date and such Organizational Documents are in full force and effect.

3.2                               Authority; Due Execution and Binding Effect.  Each of Meritas and OldCo has the requisite legal power and authority to (and has taken all necessary action to permit it to) execute and deliver this Agreement and the Transaction Agreements to which it is a party, to consummate the Transaction and to perform its obligations hereunder and thereunder.  This Agreement has been duly and validly executed and delivered by each of Meritas and OldCo and, at the Closing, each of the Transaction Agreements to which such Person is a party will be duly and validly executed and delivered by such Person.  Assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the Transaction Agreements to which Meritas or OldCo is a party will constitute, upon such execution and delivery hereof or thereof, the valid and binding obligations of such Person, enforceable in accordance with their respective terms except as enforcement thereof may be limited by applicable Insolvency Laws.

3.3                               Capitalization and the Included Subsidiaries.

(a)                                 There are (i) 20,000 authorized Meritas Class A Units of which 5,519 are issued and outstanding, (ii) 1,000 authorized Meritas Class D Units of which 95 are issued and outstanding and (iii) 1,000 authorized Meritas Incentive Units of which 749 Incentive Units are issued and outstanding.  All of the Meritas Units are owned by the Meritas Members in the amounts set forth opposite their respective names on Schedule 3.3-1, and each Meritas Member owns beneficially and of record such Meritas Units free and clear of any Lien. Each Meritas Unit is duly authorized, validly issued, fully paid and nonassessable and has not been issued in violation of any conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights, or other similar rights or restrictions.  Except as set forth on Schedule 3.3-2, there are no (A) outstanding preemptive, conversion, subscription or other rights, warrants, calls, options, commitments or agreements to issue, purchase or register any Meritas Units, (B) voting trusts, stockholder agreements, proxies or other agreements or understandings to which Meritas or OldCo is a party or by which Meritas or OldCo is bound with respect to the voting, transfer or other disposition of its limited liability company units, (C) stock appreciation rights, participations, phantom equity or similar rights granted in respect of the Meritas Units, or (D) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the Meritas Members may vote.

(b)                                 All of the Included Subsidiaries and their respective (i) organizational structure, (ii) jurisdiction of organization, (iii) authorized, issued and outstanding equity interests, and (iv) legal ownership of record, in each case, are identified on Schedule 3.3-3.  Except as set forth on Schedule 3.3-3, all of the issued and outstanding equity interests (including any securities convertible or exchangeable into equity interests) of each Included Subsidiary is owned beneficially and of record by Meritas, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such equity interests or other voting securities).  Each equity interest (including any securities convertible or exchangeable into equity interests) of the Included Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and has not been issued in violation of any conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights, or other similar rights or restrictions.  There are no (A) outstanding preemptive, conversion, subscription or other rights, warrants, calls, options, commitments or agreements to issue, purchase or register any equity interests (including any securities convertible or exchangeable into equity interests) of any Included Subsidiary, (B) voting trusts, stockholder agreements, proxies or other agreements or understandings to which such Included Subsidiary is a party or by which such Included Subsidiary is bound with respect to the voting, transfer or other disposition of its equity interests (including any securities convertible or exchangeable into equity interests), (C) stock appreciation rights, participations, phantom equity or similar rights granted in respect of any equity interests (including any securities convertible or exchangeable into equity interests) of any Included Subsidiary, or (D) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equityholders of any Included Subsidiary may vote.

(c)                                  Meritas and the Included Subsidiaries do not own, directly or indirectly, any stock, partnership interest, joint venture interest or other equity interest in any Person other than the Included Subsidiaries.

3.4                               No Conflict.  Except as set forth on Schedule 3.4, neither the execution and delivery of this Agreement or any of the Transaction Agreements to which Meritas or OldCo is a party, nor the consummation by such Person of the Transaction will, directly or indirectly:

(a)                                 contravene, conflict with, or result in (with or without notice or lapse of time) a violation or breach of such Person’s Organizational Documents (including the Meritas Operating Agreement) or any Legal Requirement, Governmental Authorization or Material Contract to which OldCo, Meritas or any of the Included Subsidiaries or the Target Group Schools may be subject; or

(b)                                 give any Person the right (with or without notice or lapse of time) to declare a default or exercise any remedy under, or to accelerate or terminate the maturity or performance of and provision of, or to cancel, terminate, modify, withdraw or suspend any Legal Requirement, Governmental Authorization, or Material Contract applicable to OldCo, Meritas or any of the Included Subsidiaries or the Target Group Schools.

3.5                               No Consent Required.  Except for (a) any Consents required under the HSR Act as a result of the consummation or anticipated consummation of the Transaction and (b) as set forth on Schedule 3.5, no material Consent, notification to or declaration, filing or registration with, any Person is required to be made or obtained by Meritas, OldCo or any of the Included Subsidiaries or the Target Group Schools in connection with the authorization, execution or delivery of this Agreement, any of the Transaction Agreements to which such Person is a party or the performance by such Person of the Transaction, or in order to prevent the termination or material modification of any material right, privilege, license or qualification of any Target Group School.

3.6                               No Undisclosed Liabilities.  Meritas and the Included Subsidiaries do not have any material Liabilities, on a consolidated basis, required to be reflected in, reserved against, disclosed on or provided for in the Financial Statements or notes thereto in accordance with GAAP except (a) as set forth on Schedule 3.6, (b) to the extent set forth on the Latest Balance Sheet in the Financial Statements or the notes thereto, (c) for Liabilities incurred in the ordinary course of business after March 31, 2015, or (d) Liabilities incurred in connection with this Agreement or the Transaction.

3.7                               Financial Statements.  Meritas has made available to the Buyer or Merger Sub copies of the following financial statements (in each case, consisting of a balance sheet, income statement and statement of cash flows as of and for the years referenced therein) (collectively, the “Financial Statements”) (x) audited financial statements for OldCo on a consolidated basis as of and for the years ended June 30, 2012, 2013 and 2014 (the “Audited Financial Statements”) and (y) unaudited financial statements for OldCo on a consolidated basis as of and for the nine (9) month period ended March 31, 2015 (the “Unaudited Financial Statements”). Except as set forth on Schedule 3.7, each of the Financial Statements (a) fairly presents in all material respects the financial condition of OldCo on a consolidated basis, as applicable, as of its respective date, and the results of operations and cash flows of OldCo on a consolidated basis, as applicable, for the periods related thereto, subject, in the case of the Unaudited Financial Statements, to year-end adjustments, (b) was prepared based upon the books and records of OldCo, and (c) was prepared in accordance with GAAP, except in the case of the Unaudited Financial Statements for the absence of footnote disclosure and year-end adjustments.  None of the Meritas Companies makes any representations or warranties, whether expressed or implied, at Law or in equity, in respect of any Projections or pro forma presentations, and any such representations or warranties are hereby expressly disclaimed.

3.8                               Taxes.

(a)                                 Except as set forth on Schedule 3.8(a), Meritas, OldCo and the Included Subsidiaries have timely filed (taking into account all valid and effective extensions thereof) all Tax Returns applicable to Meritas and the Included Subsidiaries required to be filed by them, and all such Tax Returns are complete and accurate in all material respects.  None of Meritas, OldCo or any of the Included Subsidiaries has requested, or is the beneficiary of, any extension of time within which to file any such Tax Returns, other than an automatic extension of time not requiring the consent of any Governmental Authority.  Except as set forth on Schedule 3.8(a), Meritas, OldCo and the Included Subsidiaries have paid and discharged all material Taxes due and owing by Meritas or any of the Included Subsidiaries (whether known or not shown on any Tax Return) due on or before the due date for payment thereof and have withheld, collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all material Taxes required by Law to be withheld or collected.  Meritas, OldCo and the Included

Subsidiaries are in compliance in all material respects with all applicable information reporting and Tax withholding requirements under non-U.S., U.S. federal, state, provincial and local Tax Laws.

(b)                                 Except as set forth on Schedule 3.8(b)-1, no Tax audits or administrative or judicial Tax proceedings are being conducted, or, to Meritas’ Knowledge, pending or have been threatened with respect to Meritas, OldCo or any of the Included Subsidiaries.  Except as set forth on Schedule 3.8(b)-2, none of Meritas, OldCo or any Included Subsidiary has received from any Taxing Authority (including jurisdictions where Meritas, OldCo and the Included Subsidiaries have not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, (iii) notice of deficiency or proposed adjustment for any amount of Tax, in each case applicable to Meritas, OldCo and the Included Subsidiaries or (iv) claim that could give rise to Taxes within the previous six (6) years by a Governmental Authority in a jurisdiction where Meritas, OldCo nor any of the Included Subsidiaries does not file Tax Returns.  Neither Meritas, OldCo nor any of the Included Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that has not already expired.  No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been sought from, entered into or issued by any Governmental Authority with respect to Meritas, OldCo or any of the Included Subsidiaries within the previous six (6) years.

(c)                                  There are no Liens for Taxes upon any property or assets of Meritas or any of the Included Subsidiaries other than Liens for current Taxes not yet due and payable.

(d)                                 Except as set forth on Schedule 3.8(d), neither Meritas, OldCo, nor any of the Included Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in Tax method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; or (v) election under Section 108(i) of the Code.

(e)                                  Neither Meritas, OldCo nor any of the Included Subsidiaries has engaged in or entered into a “reportable transaction” within the meaning of Treasury Regulation 1.6011-4(b) (or any similar provision of state, local or foreign Tax Law).

(f)                                   Except as set forth on Schedule 3.8(f), neither Meritas, OldCo nor any of the Included Subsidiaries the (i) has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return or (ii) is liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law) or as a transferee or successor, or otherwise.

(g)                                  Neither Meritas, OldCo nor any of the Included Subsidiaries is a party to any Tax Sharing Agreements other than Commercial Agreements.

(h)                                 Schedule 3.8(h) sets forth the U.S. federal income tax classification for each of Meritas and the Included Subsidiaries.

(i)                                     Within the past two (2) years, no Included Subsidiary that is treated as a corporation for U.S. federal income Tax purposes has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (or any similar provision of state, local or foreign Tax Law).

(j)                                    Except as set forth on Schedule 3.8(j), for the short taxable year that ends for U.S. federal income Tax purposes on the Closing Date and for any other tax periods for which U.S. federal income Tax Returns have not yet been filed, neither Meritas, OldCo nor any of the Included Subsidiaries will have any material item of Subpart F income (within the meaning of Section 952 of the Code).  None of the Included Subsidiaries organized outside of the United States holds assets which are “United States property” within the meaning of Section 956 of the Code.

(k)                                 None of the Included Subsidiaries organized outside the United States (i) is or has ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a U.S. corporation under Section 7874(b) of the Code or (ii) was created or organized in the United States such that it would be taxable in the United States as a domestic entity pursuant to Treasury Regulation Section 301.7701-5(a).

(l)                                     All material transfer pricing rules have been complied with by Meritas, OldCo and the Included Subsidiaries. All documentation required by all relevant transfer pricing laws have been timely prepared.

(m)                             No Included Subsidiary is, or has been, a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3.9                               Material Contracts.  Except as listed or described on Schedule 3.9 and for the Employee Plans and International Plans, as of the Agreement Date, neither Meritas nor any of the Included Subsidiaries is a party to or bound by any Contract of any of the types described below:

(a)                                 any consulting agreement or employment agreement that provides for annual compensation to a Person exceeding One Hundred Fifty Thousand Dollars ($150,000) per year and which cannot be terminated by the Meritas Party thereto without penalty on notice of sixty (60) days or less;

(b)                                 any Contract for capital expenditures or the acquisition of fixed assets in excess of Three Hundred and Fifty Thousand Dollars ($350,000);

(c)                                  any Contract for the purchase, maintenance or acquisition of materials, supplies, merchandise, equipment, parts or other property or services (other than an ongoing license for, or for support or maintenance of, Software) which will extend over a period of more than twelve (12) months and require remaining aggregate future payments in excess of Three Hundred and Fifty Thousand Dollars ($350,000);

(d)                                 any Contract that restricts the right of any Meritas Company, or any of their respective current or future Affiliates (other than any Seller or any Excluded Subsidiary) to compete with any Person or provide any service to any Person in any geographic area;

(e)                                  any Leases pertaining to any of the Leased Property or personal property that provides for a future liability in excess of Two Hundred and Fifty Thousand Dollars ($250,000) per year and which cannot be terminated by the Meritas Party thereto without penalty on notice of ninety (90) days or less;

(f)                                   any Contract relating to the acquisition or disposition of any business, material asset or real property, other than any such Contract entered into in the ordinary course of business and requires aggregate payments in the future in excess of Two Hundred Thousand Dollars ($200,000) or which contains any material continuing obligations on the part of Meritas or the Included Subsidiary party thereto;

(g)                                  any Contract relating to the borrowing of money, or the guaranty of another Person’s borrowing of money or other obligation, including all notes, mortgages, indentures and other obligations, guarantees or performance, agreements and instruments for or relating to any lending or borrowing, including any Indebtedness;

(h)                                 any Contract granting any Person a Lien on any material assets or properties of Meritas or any Included Subsidiary, other than Permitted Liens and Liens which will be released at the Closing;

(i)                                     any Contract relating to the development, ownership, licensing or use of any IP Rights material to the business of Meritas or any Included Subsidiary other than non-exclusive, end-user licenses for commercially available prepackaged Software with license, maintenance, support and other fees of less than One Hundred Thousand Dollars ($100,000) per year;

(j)                                    any Bargaining Agreement or other Contract with any labor organization, union, association or works council;

(k)                                 any Contract with any Governmental Entity; or

(l)                                     any partnership, joint venture or other similar agreements or arrangements.

Meritas has made available to the Buyer or Merger Sub copies of the Material Contracts, and such copies are correct and complete as of the Agreement Date.  Each Material Contract is in full force and effect, and represents a valid and binding obligation of Meritas or one of the Included Subsidiaries, as applicable and, to Meritas’ Knowledge, the other parties thereto, enforceable against Meritas or one of the Included Subsidiaries, as applicable, in accordance with its terms, except as enforcement thereof may be limited by applicable Insolvency Laws.  Neither Meritas, any Included Subsidiary nor, to Meritas’ Knowledge, any other party to any Material Contract is in material breach of or material default under any Material Contract.

Neither Meritas nor any Included Subsidiary has received any written notice of termination of, or material dispute under, any Material Contract.

3.10                        Real Property.

(a)                                 Owned Property.  Schedule 3.10(a) sets forth a list of all of the Owned Property.  Meritas or one of the Included Subsidiaries has good, valid and marketable fee simple title to each parcel of Owned Property, free and clear of all Liens, except Permitted Liens.

(b)                                 Leased Property. Schedule 3.10(b) sets forth a list of all Leased Property, and a list of all Leases for each such Leased Property. Meritas or one of the Included Subsidiaries has good and valid leasehold title to each Leased Property, free and clear of all Liens except Permitted Liens.  Meritas made available to the Buyer or Merger Sub copies of the Leases (including all extensions, amendments and other modifications thereto), and such copies are true, correct and complete.  The Leases for the Leased Real Property are in full force and effect, and neither Meritas nor any Included Subsidiary is, and, to Meritas’ Knowledge, the landlord under any such Lease is not, in default under any of such Leases, and no event has occurred or circumstance exists that with the giving of notice or the passage of time would constitute a default under any of such Leases.  No representation or warranty is made herein regarding the status of the fee title (and any matters pertaining to such fee title) of any Leased Property; it being understood and agreed that the provisions of this Section 3.10(b), as they relate to Leased Property, pertain only to the leasehold interests of Meritas or the Included Subsidiaries, as applicable.

(c)                                  Except for the Permitted Liens or as set forth on Schedule 3.10(c), with respect to each individual parcel of the Real Property:

(i)                                     there is no pending, and none of Meritas, OldCo or any Included Subsidiary, or to Meritas’ Knowledge none of a landlord, sublessor or sub-sublessor of a Leased Property, as applicable, has received written notice of any litigation against Meritas, OldCo, any Included Subsidiary or any landlord, sublessor or sub-sublessor of a Leased Property, as applicable, that arises out of the use, ownership, lease or occupancy of such parcel of Real Property;

(ii)                                  no consent, authorization, Order or approval of, or filing or registration with, any Governmental Authority or other person is required for the execution and delivery by Meritas, OldCo or any Included Subsidiary of this Agreement or the consummation by Meritas, OldCo or any Included Subsidiary of the Transaction;

(iii)                               Meritas, OldCo and the Included Subsidiaries, as applicable, have all material easements and Governmental Authorizations necessary to conduct the business of the applicable Included Subsidiary at such parcel of the Real Property as presently conducted thereon;

(iv)                              there are no pending, and none of Meritas, OldCo or any Included Subsidiaries, or to Meritas’ Knowledge none of a landlord, sublessor or sub-sublessor of a Leased Property, as applicable, has received a written notice of any threatened, condemnation, eminent domain or similar proceedings with respect to such parcel of Real Property;

(v)                                 each parcel of Real Property is zoned appropriately for the business of Meritas or the Included Subsidiary, as applicable, conducted thereon;

(vi)                              no written notice of any increase in the assessed valuation of such parcel of Real Property nor any notice of any contemplated special assessment has been received by Meritas, OldCo or any of the Included Subsidiaries, which increase was not reflected in payments made during 2014;

(vii)                           to Meritas’ Knowledge, such parcel of Real Property does not serve any adjoining property for any purpose, except as set forth in the Permitted Liens;

(viii)                        to Meritas’ Knowledge, all improvements on any such parcel of Real Property comply with all Laws and legal requirements independently and without benefit of any restrictions or burdens imposed upon other real property, or other rights with respect to any other real property, such as, for example:  (x) parking facilities needed for the improvements but located on real property not constituting Real Property; (y) development restrictions affecting such other real property; or (z) other use or construction limitations affecting such other real property;

(ix)                              except as set forth on Schedule 3.10(b), there are no leases, subleases, licenses or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of such parcel of the Real Property and there is no Person (other than Meritas or the Included Subsidiaries, as applicable) in possession of such parcel of Real Property or any portion thereof;

(x)                                 such parcel of Real Property is being operated in compliance in all material respects with the applicable requirements of Governmental Authorizations with respect to such Real Property and Governmental Authorities having jurisdiction over such parcel of Real Property, including, but not limited to, any fire, health, building, use, occupancy or zoning Laws, and none of Meritas, OldCo or any Included Subsidiaries, as applicable, has received any written notice of any violation thereof or any notice that any work is required to be done upon or in connection with such parcel of Real Property, where such work remains outstanding and, if unaddressed, would have a material adverse effect on the use of such parcel of Real Property as currently owned or leased and operated;

(xi)                              the improvements constructed at each such parcel of Real Property, including all leasehold improvements owned or leased, are sufficient, when considered as a whole, for the operation of the business as presently conducted;

(xii)                           such Real Property and the improvements thereon are in good operating condition and repair, subject to ordinary wear and tear, and are sufficient for the continued use in the business after the Closing to the extent such use is substantially the same as that conducted prior to the Closing; and

(xiii)                        all guarantees requested in the Leases for Leased Property have been duly created in a timely manner in accordance with the terms of such Lease and applicable Law, and all such guarantees have been in existence and full force and effect at all times during the term of the applicable Lease.

(d)                                 Meritas or one of the Included Subsidiaries holds a valid owner’s title policy for each parcel of Owned Property.  True and correct copies of all such title policies have been made available to Buyer or Merger Sub.  All such title policies are in full force and effect, and no insured under any such policy has made any claim under any such title policy. None of Meritas or the Included Subsidiaries has received any notice that any title policy is invalid or ineffective, in whole or in part.  To Meritas’ Knowledge, there is no material title encumbrance or other exception that any such title policy should have disclosed but did not.  Since the date of each such title policy, none of Meritas or the Included Subsidiaries has encumbered or conveyed any Real Property except immaterial utility easements and similar exceptions (not materially impairing value) entered into in the ordinary course of business.

(e)                                  Meritas or one of the Included Subsidiaries has made available to Buyer or Merger Sub correct and complete copies of all surveys of the Real Property in Meritas’ or one of the Included Subsidiaries’ possession or reasonably available to such party.  None of Meritas or the Included Subsidiaries is aware of any material change in the facts depicted in each such survey.

3.11                        Personal Property.  Except as set forth on Schedule 3.11 or as disposed of in the ordinary course of business consistent with past practice since the Latest Balance Sheet Date, Meritas and the Included Subsidiaries have good and valid title to or good and valid leasehold interests in, all material items of tangible personal property applicable to the Included Subsidiaries, free and clear of all Liens, other than Permitted Liens, reflected on the Latest Balance Sheet as owned or leased by OldCo, Meritas or such Included Subsidiary.

3.12                        Litigation.  Except as set forth on Schedule 3.12, there are no, and during the past three (3) years there have been no, material Actions or Orders pending or, to Meritas’ Knowledge, threatened, against or by Meritas, OldCo or any of the Included Subsidiaries related to Meritas or any Included Subsidiary, nor is Meritas, OldCo or any of the Included Subsidiaries subject to or bound by any material Order related to Meritas or any Included Subsidiary.

3.13                        Compliance with Laws.

(a)                                 Except as set forth on Schedule 3.13, during the past five (5) years, (i) each of Meritas, OldCo and the Included Subsidiaries has materially complied, and is currently in material compliance, with all Laws applicable to Meritas or the Included Subsidiaries or to the operation of their respective businesses (including all applicable recruiting and marketing Laws) or to any assets owned or used by any of the respective businesses of Meritas and the Included Subsidiaries and (ii) neither OldCo nor Meritas nor any of the Included Subsidiaries has received any notice that any investigation or review by any Governmental Authority with respect to the respective business of Meritas or the Included Subsidiaries or to any assets owned or used by the respective businesses of Meritas or the Included Subsidiaries is pending or that such investigation or review is contemplated.

(b)                                 Meritas, OldCo and the Included Subsidiaries (i) have been in compliance in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable United States and foreign Anti-corruption Laws; and (ii) during the past five (5) years, have not been investigated by any Governmental Authority with respect to, or been given notice by a Governmental Authority or any other Person of, any actual or alleged violation by Meritas, OldCo or the Included Subsidiaries of the FCPA or any other applicable United States or foreign Anti-corruption Laws.

(c)                                  To Meritas’ Knowledge, during the past five (5) years, none of Meritas, OldCo or the Included Subsidiaries has, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Person for the purpose of: (i) unlawfully influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) unlawfully inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(d)                                 To Meritas’ Knowledge, during the past five (5) years, except as set forth on Schedule 3.13(d), none of Meritas, OldCo or the Included Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person that is the subject of any international economic or trade sanction administered or enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority.

3.14                        Intellectual Property.

(a)                                 Schedule 3.14(a) lists each of the following owned by Meritas, OldCo and/or any of the Included Subsidiaries:  (i) all issued or applied for Patents, setting forth in each case the jurisdictions in which such Patents have been issued or in which such Patent applications have been filed, (ii) all Trademark registrations (including domain name registrations) and applications for the registration of Trademarks, setting forth in each case the jurisdictions in which such Trademarks have been registered or such Trademark applications have been filed (other than with respect to domain name registrations, for which the applicable registrar is identified), (iii) all Copyright registrations and applications for the registration of Copyrights (the IP Rights described in subparts (i), (ii) and (iii), the “Registered IP”), and (iv) all material Software.  Meritas, OldCo and/or the Included Subsidiaries, as relevant, have taken commercially reasonable actions to maintain all Registered IP material to the business of Meritas, OldCo or any of the Included Subsidiaries, including by paying any and all registration and maintenance fees due in respect of such Registered IP.

(b)                                 Meritas, OldCo and/or one or more of the Included Subsidiaries owns all rights, title and interest in and to the IP Rights listed on Schedule 3.14(a), and each of Meritas, OldCo and the Included Subsidiaries owns all rights, title and interest in and to, or has the right to use, all other IP Rights necessary for the operation of its business as presently conducted, in each case, free and clear of all Liens, except for Permitted Liens and Liens arising in the ordinary course of business.

(c)                                  Schedule 3.14(c) lists all Contracts relating to the use or exploitation of IP Rights owned by a third party, which are necessary for or actually used in the operation of the business of Meritas, OldCo and/or any of the Included Subsidiaries, excluding (i) licenses for commercially available off-the-shelf Software solely for internal use of Meritas, OldCo or the Included Subsidiaries, with annual license fees of $25,000 or less, and (ii) non-disclosure agreements entered into in the ordinary course of business (the IP Rights described in subparts (i) and (ii), the “Licensed IP”).  Neither the execution, delivery and performance of this Agreement and the Transaction Agreements, nor the consummation of the Reorganization or any other transactions contemplated hereby or thereby, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, the Licensed IP or any other rights of Meritas, OldCo or any of the Included Subsidiaries in any IP Rights.

(d)                                 To Meritas’ Knowledge, neither Meritas, OldCo nor any of the Included Subsidiaries is currently infringing, misappropriating, diluting or otherwise violating, nor has infringed, misappropriated, diluted or otherwise violated, any IP Rights of any Person.  Except as set forth on Schedule 3.14(d), neither Meritas, OldCo nor any of the Included Subsidiaries has received any written notices alleging Meritas, OldCo or any of the Included Subsidiaries is violating any IP Rights of any Person (including any cease and desist letters or written demands to license IP Rights from another Person).

(e)                                  Except as set forth on Schedule 3.14(e), (i) to Meritas’ Knowledge, none of the Meritas Intellectual Property is being or has been infringed, misappropriated, diluted or otherwise violated by any Person, including without limitation, by any current or former officer, partner, employee, consultant or independent contractor of Meritas, OldCo or any of the Included Subsidiaries, and (ii) to Meritas’ Knowledge, there are no pending or threatened written claims or proceedings by any Person challenging the validity, enforceability, registration, ownership, or use of any Meritas Intellectual Property.

(f)                                   Except as set forth on Schedule 3.14(f), or otherwise as licensed or granted on a non-exclusive basis by Meritas, OldCo or the Included Subsidiaries in the ordinary course of business, since December 31, 2013, none of Meritas, OldCo or any of the Included Subsidiaries has entered into any Contract to sell, assign, license or grant any rights or interests to any other Person with respect to any of the Meritas Intellectual Property.

(g)                                  Meritas, OldCo and the Included Subsidiaries have taken commercially reasonable efforts to maintain the confidentiality of all trade secrets and other confidential information proprietary to Meritas, OldCo and/or any of the Included Subsidiaries or which Meritas, OldCo and/or any of the Included Subsidiaries are contractually required to maintain as confidential.

3.15                        Absence of Changes.  Since December 31, 2014, there has not been any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect with respect to Meritas and the Included Subsidiaries, taken as a whole.  Except as expressly contemplated by this Agreement or as set forth on Schedule 3.15, since December 31, 2014, each of Meritas, OldCo and the Included Subsidiaries has operated the business of the Included Subsidiaries only in the ordinary course of business consistent with past practice and there has not been by or with respect to Meritas, OldCo or the Included Subsidiaries:

(a)                                 any declaration, setting aside or payment of any distribution (other than any distribution for the Sellers’ Taxes in the ordinary course of business) with respect to, or any direct or indirect redemption or acquisition of, any of the equity interests of Meritas or the Included Subsidiaries;

(b)                                 any damage, destruction or loss to their respective property not covered by insurance in excess of One Hundred Thousand Dollars ($100,000) individually or Five Hundred Thousand Dollars ($500,000) in the aggregate;

(c)                                  except in the ordinary course of business consistent with past practice, as required by applicable Law, as required under any Material Contract or as required by any Employee Plan or International Plan, any (i) grant of severance, termination or bonus payments or benefits to any Meritas Employee, consultant or contractor, (ii) increase in the compensation of any Meritas Employee, consultant or contractor, (iii) payment of any bonus to any Meritas Employee in excess of the target bonus for 2014 for such Meritas Employee, (iv) any other material increase in any pension, welfare, severance or other benefits of any Meritas Employee (v) adoption, material amendment or modification of any Employee Plan or International Plan or waiver of any terms or conditions thereof, including the performance or other criteria or condition to the payment or earning of compensation of benefits thereunder or (vi) adoption, amendment or entrance into any Bargaining Agreement, employment agreement or consulting agreement;

(d)                                 any incurrence of, or announcement of any projects at any Target Group School that would require, capital expenditures in excess of Five Hundred Thousand Dollars ($500,000) individually or Two Million Five Hundred Thousand Dollars ($2,500,000) in the aggregate;

(e)                                  any disposition of a material portion of the assets of Meritas and the Included Subsidiaries, except in the ordinary course of business consistent with past practice;

(f)                                   any material change in the accounting methods, principles or practices used by Meritas or the Included Subsidiaries or by OldCo with respect to the Included Subsidiaries;

(g)                                  any cancellation, compromise, settlement, or proposal to settle, any Action or enter into any consent decree or settlement agreement with any Governmental Authority;

(h)                                 any material Tax election, settlement or compromise of any claim, notice, audit or assessment in respect of material Taxes or file any amended material Tax Return;

(i)                                     any sale, transfer, assignment, license, pledge, encumbrance, abandonment, dedication to the public, permission to lapse, failure to maintain or other disposition of any material IP Rights of Meritas or the Included Subsidiaries; or

(j)                                    any agreements or commitments, whether oral or in writing, to take any action described in this Section 3.15.

3.16                        Insurance Policies.  Meritas has made available to the Buyer or Merger Sub copies of all Insurance Policies, and such copies are correct and complete and have not been amended.  Each of the Insurance Policies is in full force and effect.  There has been no material claim made under an Insurance Policy at any time during the twelve (12) months ending on the Agreement Date.  None of Meritas, OldCo or any of the Included Subsidiaries has received written notice under any Insurance Policy denying or disputing any claim (or coverage with respect thereto) made by Meritas, OldCo or the Included Subsidiaries regarding the termination, cancellation or material amendment of, or material premium increase with respect to, any Insurance Policy, in each case, at any time during the twelve (12) months ending on the Agreement Date.

3.17                        Governmental Authorizations.  Except as set forth on Schedule 3.17:

(a)                                 each of Meritas and the Included Subsidiaries possesses all material Governmental Authorizations (including all Educational Approvals) necessary for the conduct of the business of Meritas and the Included Subsidiaries in the ordinary course of business consistent with past practice, and none of Meritas, OldCo or any of the Included Subsidiaries has received written notice from any Governmental Authority alleging that it is in violation in any material respect of any of the terms or conditions of any such Governmental Authorization;

(b)                                 none of Meritas, OldCo or any of the Included Subsidiaries has received, during the twelve (12) months ending on the Agreement Date, written notice from any Governmental Authority that any of the Governmental Authorizations applicable to Meritas or the Included Subsidiaries will not be renewed, or will otherwise be revoked, withdrawn, cancelled, or suspended, and, to Meritas’ Knowledge, there are no proceedings pending to revoke, withdraw, cancel or suspend any such Governmental Authorization; and

(c)                                  the Swiss Competition Commission has never issued a formal ruling or pronouncement declaring that Meritas, OldCo or any of the Included Subsidiaries have a “dominant position” or a “position of market power” in Switzerland.

3.18                        Employee Benefit Plans.

(a)                                 Schedule 3.18(a) lists: (i) each material International Plan; (ii) each “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, including, but not limited to, any medical plan, life insurance plan, short-term or long-term disability plan, dental plan or retiree medical; (iii) each “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including, but not limited to, any excess benefit plan, top hat plan or deferred compensation plan or arrangement, nonqualified retirement plan or arrangement, qualified defined contribution or defined benefit arrangement; and (iv) each other benefit plan, policy, program, arrangement or agreement, including, but not limited to, any material fringe benefit plan or program, bonus or incentive plan, equity bonus or incentive plan, vacation pay, bonus program, service award, moving expense, deferred bonus plan, salary reduction agreement, change-of-control, severance or retention agreement, employment agreement or consulting agreement, whether funded or unfunded, written or unwritten and which in all cases, is sponsored or maintained by Meritas, OldCo or the Included Subsidiaries for the benefit of the Meritas Employees, or pursuant to which Meritas, OldCo or the Included Subsidiaries has or may have any liability, contingent or otherwise (each an “Employee Plan”).  Meritas has made available to the Buyer or Merger Sub, to the extent applicable, (i) copies of the written Employee Plans and International Plans in effect as of the Agreement Date (or, to the extent no such copy exists, an accurate description of the material terms thereof), and such copies are correct and complete as of the Agreement Date, (ii) the most recent IRS determination or opinion letter, (iii) the most recent summary plan description (including any summary of material modification), and (iv) for the three most recent plan years for which such reports or statements were prepared, (A) the plan’s annual reports on Form 5500, (B) financial statements, and (C) actuarial valuation reports.

(b)                                 Each Employee Plan (A) has been operated and administered in all material respects in compliance with its terms (except as otherwise required by Law), all applicable requirements of ERISA, the Code and other applicable Law and with any applicable reporting and disclosure requirements; and (B) that is intended to be qualified under Section 401(a) of the Code, has received, or has been submitted and is reasonably expected to receive, a favorable determination letter or opinion letter from the Internal Revenue Service.  With respect to each Employee Plan, to Meritas’ Knowledge, no Person has entered into any nonexempt “prohibited transaction,” as such term is defined in ERISA or the Code.

(c)                                  No Employee Plan (i) is a “multiemployer plan” within the meaning of Section 3(37) or 4001 of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Section 302 or Title IV of ERISA, or (iii) provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar applicable state Law).  Neither Meritas, OldCo nor any Included Subsidiary has any outstanding liability under Title IV of ERISA.

(d)                                 Except set forth on Schedule 3.18(d), the execution of this Agreement and the consummation of the transactions contemplated herein will not, by itself or in combination with any other event (regardless of whether that other event has or will occur), result in (i) any payment (whether of severance pay or otherwise) becoming due from or under any Employee Plan or International Plan to any current or former Meritas Employee or any current or former director, officer or consultant of Meritas, OldCo or any Included Subsidiary or (ii) the accelerated vesting or timing of payment or increases in the amount of any benefit payable to or in respect of any such current or former Meritas Employee or any current or former director, officer, consultant of Meritas, OldCo or any Included Subsidiary.

(e)                                  Each Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance is applicable to such Employee Plan.  There is no agreement, plan or other arrangement to which Meritas, OldCo or any Included Subsidiary is a party or by which it is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code.

(f)                                   Meritas, OldCo and each Included Subsidiary, as applicable, have performed all obligations required with respect to each International Plan.  Each International Plan has been maintained in material compliance with its terms and with any Law.  All payments (including premiums due) and all employer and employee contributions required to have been collected in respect of each International Plan have been paid when due, or if applicable, accrued on the balance sheet of the applicable entity.  There are no material Taxes, penalties or fees are owing or assessable under or against any International Plan.  To Meritas’ Knowledge, no event has occurred with respect to any International Plan which is tax qualified or registered under Law which would result in the revocation or loss of such tax-qualified status or registration of such International Plan, or which would entitle any Person (without the consent of the sponsor of such International Plan) to wind up or terminate any such International Plan, in whole or in part.  There are no going-concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies with respect to any International Plans.  No contribution holidays have been taken under any of the International Plans, and there have been no withdrawals of assets or transfers of assets from any International Plan, except in accordance with Law.

(g)                                  Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties set forth in this Section 3.18 shall constitute the sole and exclusive representations and warranties made by Meritas and OldCo with respect to any and all Employee Plan and International Plan matters related to Meritas, OldCo and the Included Subsidiaries, and no other representation or warranty contained in any other section of this Agreement shall be deemed to be made with respect to the subject matter set forth in this Section 3.18.

3.19                        Environmental Matters.  Except as set forth in Schedule 3.19:

(a)                                 each of Meritas, OldCo and the Included Subsidiaries is in material compliance with Environmental Laws applicable to the operations of the business of the Included Subsidiaries;

(b)                                 there are no claims against Meritas, OldCo and the Included Subsidiaries arising under any Environmental Laws or concerning the Release of or exposure of persons to any Hazardous Materials;

(c)                                  each of Meritas, OldCo and the Included Subsidiaries possesses all material Environmental Permits required to operate the business of the Included Subsidiaries;

(d)                                 to Meritas’ Knowledge, there are no Hazardous Materials present at any of the Real Property in a condition or in quantities reasonably likely to result in liability under any Environmental Laws or liability based upon the exposure of any person to such Hazardous Materials;

(e)                                  each of Meritas, OldCo and the Included Subsidiaries has provided all material documents regarding environmental matters including all Phase I environmental site assessments or environmental audits for the Real Property; and

(f)                                   each of Meritas, OldCo and the Included Subsidiaries has not acquired any Liabilities concerning environmental matters or arising under any Environmental Laws by Contract or, to Meritas’ Knowledge, by operation of law.

3.20                        Labor Matters.  Except as set forth in Schedule 3.20:

(a)                                 during the twelve (12) months ending on the Agreement Date, neither Meritas, OldCo nor any of the Included Subsidiaries has experienced any strike, slowdown, work stoppages, material grievance, unfair labor practice charge or other material labor dispute with respect to any Meritas Employee; and, to Meritas’ Knowledge, no such activities have been threatened in writing by any unions, employee representatives or current or former Meritas Employees;

(b)                                 neither Meritas, OldCo nor any of the Included Subsidiaries is a party to, or otherwise bound by, any Bargaining Agreement or other labor union Contract applicable to any Meritas Employee and nor has Meritas, OldCo or any of the Included Subsidiaries recognized any trade union or works council whether voluntarily or otherwise.  To the Meritas’ Knowledge, no labor organization, trade union, works council or group of employees has engaged in any organizing activity or made a pending demand for recognition or election, and there are no representation or election proceedings or petitions seeking a representation or election proceeding presently pending or, to Meritas’ Knowledge, threatened to be brought or filed, with a labor relations tribunal or otherwise in any applicable jurisdiction with respect to any Meritas Employees; and

(c)                                  except as could not reasonably be expected to result in a liability to the Buyer Parties or any of their respective Affiliates, Meritas or any Included Subsidiary, each Meritas Party is in material compliance with all applicable Laws pertaining to employment, employment practices, labor, collective bargaining, discrimination, parental leave and pay, immigration control, information and data privacy and security, terms and conditions of employment, wages and hours, employment standards, human rights, occupational safety, workers’ compensation, mass layoffs, collective redundancies, proper classification of employees as exempt and non-exempt and as employees and independent contractors and plant closings.

(d)                                 there are no Actions pending against Meritas, OldCo or the Included Subsidiaries, or to Meritas’  Knowledge, threatened in writing to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former Meritas Employee, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws, in each case, that individually or in the aggregate, have resulted in, or would reasonably be expected to result in Losses in excess of $500,000.

3.21                        Affiliate Transactions.

(a)                                 Schedule 3.21(a) lists all Contracts and other agreements, arrangements or understandings between any Meritas Company, on the one hand, and any of the Sellers or any of their respective Affiliates (including any other Meritas Party or any Excluded Subsidiary) (“Meritas Affiliate Transactions”), on the other hand, except for any such Contracts, agreements, arrangements or understandings that will be terminated as of the Closing Date as a result of this Transaction.

(b)                                 Schedule 3.21(b) sets forth the Shared Contracts, other than (i) confidentiality agreements, (ii) employment, retention or similar agreements and (iii) any other Shared Contract that, if terminated, would not reasonably be expected, individually or in the aggregate, to materially and adversely impair the conduct of the business of the Meritas Companies, taken as a whole, in substantially the manner currently conducted.

(c)                                  No executive officer or director of any of the Meritas Parties or any Excluded Subsidiary, or their respective relatives or spouses, (i) is party to any material Contract or other business arrangement (other than employment, retention or similar agreements and Employee Plans) with any Meritas Company that is not terminable at will by the Meritas Company without payment or penalty or will not be terminated as of the Closing Date as a result of the transactions, or (ii) owns any material property, asset or right, tangible or intangible, which is used by any Meritas Company.

3.22                        Sufficiency of Assets.  The assets, properties, rights (including IP Rights), titles and interests of the Meritas Companies, after giving effect to the consummation of the Reorganization, together with (i) the Shared Contracts and (ii) any assets, properties, rights, titles and interests, the benefits of which are provided to the Buyer Parties or the Included Subsidiaries following the Closing pursuant to any Transaction Agreement or other Contract executed at Closing pursuant to the terms hereof including the Transition Services Agreement constitute all of the assets, properties, rights (including IP Rights), titles and interests necessary to operate the business of the Target Group Schools after Closing in substantially the manner as it was conducted immediately prior to Closing, provided, however, the foregoing is subject to the limitation that certain transfers, assignments, licenses, sublicenses, leases and subleases, as the case may be, of Contracts, and any claim or right or benefit arising thereunder or resulting therefrom, may require consent of a Person or Governmental Authority, which has not been obtained, and that such matters are addressed elsewhere in this Agreement and the other Transaction Agreements.

3.23                        Brokers.  Other than the Meritas’ Investment Banker, none of the Meritas Parties, OldCo nor any of the Excluded Subsidiaries or any of their respective agents have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the Transaction.

3.24                        Compliance with Regulatory Requirements and Educational Laws.

(a)                                 Since the Compliance Date, each Included Subsidiary and Target Group School has maintained in all material respects all Educational Approvals required to conduct its business as currently conducted.  Schedule 3.24(a) contains a complete list of all material

Educational Approvals maintained by the Included Subsidiaries and the Target Group Schools that are required by any Educational Law.  Since the Compliance Date, no application made by any Target Group School for any Educational Approval has been denied.  Each Educational Approval listed on Schedule 3.24(a) is in full force and effect, in all material respects, and is a valid, binding and enforceable obligation by or against the Target Group Schools.

(b)                                 Since the Compliance Date, each Included Subsidiary and Target Group School has been in compliance in all material respects with all applicable Educational Laws.  Except as set forth on Schedule 3.24(b), to Meritas’ Knowledge,  since the Compliance Date, each Target Group School has been in compliance in all material respects with the terms and conditions of all Educational Approvals and has received no notices that it is in violation of any of the material terms or conditions of any Educational Law or Educational Approval, including any requirements related to state scholarship or student aid programs, or alleging the failure to hold or obtain any Educational Approval required to conduct its business as presently conducted.  Since the Compliance Date, no Target Group School has been directed to show cause why any Educational Approval should not be revoked.  There are no proceedings pending or threatened to revoke, suspend, cancel, limit or withdraw any Educational Approvals.

(c)                                  Since the Compliance Date, each Included Subsidiary and Target Group School has complied in all material respects with the Laws of the United States Student Exchange Visitor Program (“SEVP”) to the extent applicable to them and there are no proceedings pending or threatened to revoke, suspend, cancel, limit, adversely modify or withdraw any SEVP certification or other approval held by the Included Subsidiaries and the Target Group Schools.

(d)                                 Other than with respect to the representations and warranties contained in Section 3.5, this Section 3.24 constitutes the sole and exclusive representations and warranties of Meritas with respect to any matters relating to Educational Laws or Educational Approvals.

3.25                        Closing Purchase Price Allocation Schedule.  The Closing Purchase Price Allocation Schedule shall set forth the name of each Seller, along with the portion of the Purchase Price payable to each Seller, and the Closing Purchase Price Allocation Schedule and the amounts set forth therein shall be prepared and calculated in accordance with and shall not breach or violate in any respect, the terms of the Meritas Operating Agreement, the Organizational Documents of Meritas and Chengdu, the 2010 Equity Incentive Plan and applicable Law.  Amounts set forth in the Closing Purchase Price Adjustment Schedule (as the same may be updated pursuant to Section 2.11), when paid will be in full satisfaction of any rights or claims of, or distributions, payments or other amounts owed to, such Seller on account of his, her or its Meritas Units pursuant to the Meritas Operating Agreement, the 2010 Equity Incentive Plan and applicable Law as a result of the consummation of the Transaction.  Neither the Reorganization nor any of the transactions contemplated thereby shall breach or violate in any respect, the terms of the Meritas Operating Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CHENGDU

Except as set forth in the applicable Schedules, Chengdu hereby represents and warrants to the Buyer Parties as follows:

4.1                               Organization and Qualification.  Chengdu and each of its Subsidiaries is duly incorporated or organized (as applicable), validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization (as applicable).  Except as set forth on Schedule 4.1, Chengdu and each of its Subsidiaries (i) has the requisite power and authority required to own and lease its property and to carry on its business as presently conducted and (ii) is duly qualified to transact business, and is in good standing in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties owned or leased by it, requires such qualification, except such jurisdictions where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Chengdu and its Subsidiaries, taken as a whole.  Chengdu has made available to the Buyer copies of the Organizational Documents of Chengdu and its Subsidiaries, and such copies are true, correct and complete as of the Agreement Date and such Organizational Documents are in full force and effect.

4.2                               Authority, Due Execution and Binding Effect.  Chengdu has the requisite legal power and authority to (and has taken all necessary action to permit it to) execute and deliver this Agreement and the Transaction Agreements to which it is a party, to consummate the Transaction and to perform its obligations hereunder and thereunder.  This Agreement has been duly and validly executed and delivered by Chengdu and, at the Closing, each of the Transaction Agreements to which Chengdu is a party will be duly and validly executed and delivered by Chengdu.  Assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the Transaction Agreements will constitute, upon such execution and delivery hereof or thereof, the valid and binding obligations of Chengdu, enforceable in accordance with their respective terms, except as enforcement thereof may be limited by applicable Insolvency Laws.

4.3                               Capitalization and Subsidiaries of Chengdu.

(a)                                 There are 50,000 ordinary shares of $1.00 par value each in the authorized capital of Chengdu of which one hundred (100) are issued and outstanding (the “Chengdu Shares”).  Other than the Chengdu Shares, there are no outstanding equity interests (including any securities convertible or exchangeable into equity interests) in Chengdu.  All of the Chengdu Shares are owned by the Chengdu Stockholder, and the Chengdu Stockholder owns beneficially and of record such Chengdu Shares free and clear of any Lien.  Each Chengdu Share is duly authorized, validly issued, fully paid and nonassessable and has not been issued in violation of any conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights, or other similar rights or restrictions. Except as set forth on Schedule 4.3-1, there are no (i) outstanding preemptive, conversion, subscription or other rights, warrants, calls, options, commitments or agreements to issue, purchase or register any Chengdu Shares, (ii) voting trusts, stockholder agreements, proxies or other agreements or understandings to which Chengdu is a party or by which Chengdu is bound with respect to the voting, transfer or other disposition of its equity interests, (iii) stock appreciation rights, participations, phantom equity or similar rights granted in respect of the Chengdu Shares, or (iv) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the Chengdu Stockholder may vote.

(b)                                 All of the Subsidiaries of Chengdu and their respective (i) organizational structure, (ii) jurisdiction of organization, (iii) authorized, issued and outstanding equity interests, and (iv) legal ownership of record, in each case as applicable, are identified on Schedule 4.3-2.  All of the issued and outstanding equity interests (including any securities convertible or exchangeable into equity interests) of each Subsidiary of Chengdu, as applicable, are owned beneficially and of record by Chengdu, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such equity interests or other voting securities); provided, however, that Chengdu is the sole sponsor of the Chengdu School, and therefore, the Chengdu School is deemed a Subsidiary of Chengdu for purposes of this Agreement.  Each equity interest (including any securities convertible or exchangeable into equity interests) of the Subsidiaries of Chengdu, as applicable, is duly authorized, validly issued, fully paid and nonassessable and has not been issued in violation of any conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights, or other similar rights or restrictions. There are no (A) outstanding preemptive, conversion, subscription or other rights, warrants, calls, options, commitments or agreements to issue, purchase or register any equity interests (including any securities convertible or exchangeable into equity interests) of any Subsidiary of Chengdu, (B) voting trusts, equityholder agreements, proxies or other agreements or understandings to which such Subsidiary of Chengdu is a party or by which such Subsidiary of Chengdu is bound with respect to the voting, transfer or other disposition of its equity interests (including any securities convertible or exchangeable into equity interests), (C) stock appreciation rights, participations, phantom equity or similar rights granted in respect of any equity interests (including any securities convertible or exchangeable into equity interests) of any Subsidiary of Chengdu, or (D) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equityholders of any Subsidiary of Chengdu may vote.

(c)                                  Chengdu and its Subsidiaries do not own, directly or indirectly, any stock, partnership interest, joint venture interest or other equity interest in any Person other than the Subsidiaries of Chengdu.

4.4                               No Conflict.  Neither the execution and delivery of this Agreement or any of the Transaction Agreements to which Chengdu is a party, nor the consummation by Chengdu of the Transaction will, directly or indirectly:

(a)                                 contravene, conflict with, or result in (with or without notice or lapse of time) a violation or breach of Chengdu’s Organizational Documents or any material Legal Requirement, Governmental Authorization or Contract to which Chengdu, any of its Subsidiaries or the Chengdu School may be subject; or

(b)                                 give any Person the right (with or without notice or lapse of time) to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, modify, withdraw or suspend any material Legal Requirement, Governmental Authorization or Contract applicable to Chengdu, any of its Subsidiaries or the Chengdu School.

4.5                               No Consent Required.  No material Consent, notification to or declaration, filing or registration with, any Person is required to be made or obtained by Chengdu, any of its Subsidiaries or the Chengdu School in connection with the execution or delivery of this Agreement, any of the Transaction Agreements to which such Person is a party or the performance by such Person of the Transaction, or in order to prevent the termination or material modification of any material right, privilege, license or qualification of the Chengdu School.

4.6                               No Undisclosed Liabilities.  Chengdu and its Subsidiaries do not have any material Liabilities, on a consolidated basis, required to be reflected in, reserved against, disclosed on or provided for in the Chengdu Financial Statements or notes thereto in accordance with China Accounting Standards except (a) as set forth on Schedule 4.6, (b) to the extent set forth on the Chengdu Latest Balance Sheet in the Chengdu Financial Statements or the notes thereto, (c) for Liabilities incurred in the ordinary course of business after the Chengdu Latest Balance Sheet Date, or (d) Liabilities incurred in connection with this Agreement or the Transaction.

4.7                               Financial Statements.  Chengdu has made available to the Buyer or Merger Sub copies of the Chengdu Financial Statements.  Except as set forth on Schedule 4.7, each of the Chengdu Financial Statements (a) fairly presents in all material respects the financial condition of Chengdu WFOE and its Subsidiaries on a consolidated basis, as applicable, as of its respective date, and the results of operations and cash flows of Chengdu WFOE and its Subsidiaries on a consolidated basis, as applicable, for the periods related thereto, subject, in the case of the Chengdu Unaudited Financial Statements, to year-end adjustments, (b) was prepared, in all material respects, based upon the books and records of Chengdu WFOE and (c) was prepared, in all material respects, in accordance China Accounting Standards, except in the case of the Chengdu Unaudited Financial Statements for the absence of footnote disclosure and year-end adjustments.  Neither Chengdu nor any of its Subsidiaries makes any representations or warranties, whether expressed or implied, at Law or in equity, in respect of any Chengdu Projections, and any such representations or warranties are hereby expressly disclaimed.

4.8                               Taxes.

(a)                                 Except as set forth on Schedule 4.8(a), Chengdu and its Subsidiaries have timely filed (taking into account all valid and effective extensions thereof) all Tax Returns required to be filed by them, and all such Tax Returns are complete and accurate in all material respects.  Chengdu and its Subsidiaries have paid and discharged all material Taxes due and owing by them (whether or not shown on any Tax Returns) on or before the due date for payment thereof and have withheld, collected and paid over to the appropriate Governmental Authorities or is properly holding for such payment all material Taxes required by Law to be withheld or collected.  Chengdu and its Subsidiaries are in compliance in all material respects with all applicable information reporting and Tax withholding requirements under non-U.S., U.S. federal, state, provincial and local Tax Laws.

(b)                                 Except as set forth on Schedule 4.8(b)-1, no Tax audits or administrative or judicial Tax proceedings, examinations, or requests for information are being conducted, or, to Chengdu’s Knowledge, pending or have been threatened with respect to Chengdu or any of its Subsidiaries.  Except as set forth on Schedule 4.8(b)-2, neither Chengdu nor its Subsidiaries has received from any Taxing Authority claim that could give rise to Taxes within the previous six (6) years by a Governmental Authority in a jurisdiction where Chengdu nor any of its Subsidiaries does not file Tax Returns.  Neither Chengdu nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that has not already expired.  No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been sought from, entered into or issued by any Governmental Authority with respect to Chengdu or any of its Subsidiaries since the date of such entity’s formation.

(c)                                  Except as set forth on Schedule 4.8(c), neither Chengdu nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in Tax method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.

(d)                                 Neither Chengdu nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return or (ii) is liable for the Taxes of any Person under any state, local or foreign Tax Law similar to Treasury Regulation Section 1.1502-6, or as a transferee or successor or by Contract.

(e)                                  Schedule 4.8(e) sets for the U.S. federal income tax classification for each of Chengdu and its Subsidiaries.

(f)                                   Neither Chengdu nor any of its Subsidiaries (i) is or has ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a U.S. corporation under Section 7874(b) of the Code or (ii) was created or organized in the United States such that it would be taxable in the United States as a domestic entity pursuant to Treasury Regulation Section 301.7701-5(a).

(g)                                  All material transfer pricing rules have been complied with by Chengdu and its Subsidiaries.  All documentation required by all relevant transfer pricing laws have been timely prepared.

4.9                               Material Contracts.  Except as listed or described on Schedule 4.9, as of the Agreement Date, neither Chengdu nor any of its Subsidiaries is a party to or bound by any Contract of any of the types described below:

(a)                                 any consulting agreement or employment agreement that provides for annual compensation to a Person exceeding 1,000,000 Chinese Yuan per year and which cannot be terminated by Chengdu without penalty on notice of ninety (90) days or less;

(b)                                 any Contract for capital expenditures or the acquisition of fixed assets in excess of 1,000,000 Chinese Yuan;

(c)                                  any Contract for the purchase, maintenance or acquisition of materials, supplies, merchandise, equipment, parts or other property or services (other than an ongoing license for, or for support or maintenance of, Software) which will extend over a period of more than twelve (12) months or require remaining aggregate future payments in excess of 300,000 Chinese Yuan;

(d)                                 any Contract that restricts the right of Chengdu or its Subsidiaries to engage in any line of business, compete with any Person or provide any service to any Person;

(e)                                  any leases, subleases and other material agreements pertaining to any of the Leased Property or personal property that provide for a future liability in excess of 500,000 Chinese Yuan per year and which cannot be terminated by Chengdu or one of its Subsidiaries without penalty on notice of ninety (90) days or less for a cost of 500,000 Chinese Yuan or less;

(f)                                   any Contract relating to the acquisition or disposition of any business, material asset or real property, other than any such Contract entered into in the ordinary course of business;

(g)                                  any Contract relating to the borrowing of money, or the guaranty of another Person’s borrowing of money or other obligation, including all notes, mortgages, indentures and other obligations, guarantees or performance, agreements and instruments for or relating to any lending or borrowing, including any Indebtedness;

(h)                                 any Contract granting any Person a Lien on any material assets or properties of Chengdu or any of its Subsidiaries, taken as a whole, other than Permitted Liens and Liens which will be released at the Closing;

(i)                                     any Contract under which Chengdu or its Subsidiaries has granted or received a material license or sublicense with respect to IP Rights, other than non-exclusive, end-user licenses for commercially available prepackaged Software with license, maintenance, support and other fees of less than 500,000 Chinese Yuan per year;

(j)                                    any Bargaining Agreement or other Contract with any labor organization, union or association; or

(k)                                 any Contract with any Governmental Entity.

Chengdu has made available to the Buyer copies of the Chengdu Material Contracts, and such copies are correct and complete as of the Agreement Date.  Each Chengdu Material Contract is in full force and effect, and represents a valid and binding obligation of Chengdu or one of its Subsidiaries, as applicable and, to Chengdu’s Knowledge of, the other parties thereto, enforceable against Chengdu or one of its Subsidiaries, as applicable, in accordance with its terms, except as enforcement thereof may be limited by applicable Insolvency Laws.  Neither Chengdu, any of its Subsidiaries nor, to Chengdu’s Knowledge, any other party to any Chengdu Material Contract is in material breach of or material default under any Chengdu Material

Contract. Neither Chengdu nor any of its Subsidiaries has received any written notice of termination of, or material dispute under, any Chengdu Material Contract.

4.10                        Real Property.

(a)                                 Owned Property.  Schedule 4.10(a) sets forth a list of all of the Chengdu Owned Property as of the Agreement Date.  Chengdu or one of its Subsidiaries owns each parcel of Chengdu Owned Property, free and clear of all Liens, except Permitted Liens.

(b)                                 Leased Property.  Schedule 4.10(b) sets forth a list of all Chengdu Leased Property as of the Agreement Date, and a list as of the Agreement Date of all Leases for each such Chengdu Leased Property.  Chengdu made available to the Buyer copies of the Leases (including all extensions, amendments and other modifications thereto), and such copies are correct and complete as of the Agreement Date.  No representation or warranty is made herein regarding the status of the ownership (and any matters pertaining to such ownership) of any Chengdu Leased Property; it being understood and agreed that the provisions of this Section 4.10(b), as they relate to Chengdu Leased Property, pertain only to the leasehold interests of Chengdu or its Subsidiaries, as applicable.

4.11                        Personal Property.  Except as set forth on Schedule 4.11 or as disposed of in the ordinary course of business consistent with past practice since the Chengdu Latest Balance Sheet Date, each of Chengdu and its Subsidiaries have good and valid title to or good and valid leasehold interests in, all material items of tangible personal property, free and clear of all Liens, other than Permitted Liens, reflected on the Chengdu Latest Balance Sheet as owned or leased by Chengdu or such Subsidiary.

4.12                        Litigation.  There are no, and during the past three (3) years there have been no, material Actions or Orders pending or, to Chengdu’s Knowledge, threatened, against or by Chengdu and its Subsidiaries, nor is Chengdu or any of its Subsidiaries subject to or bound by any material Order.

4.13                        Compliance with Laws.  Except as set forth on Schedule 4.13, to Chengdu’s Knowledge, during the past three (3) years, each of Chengdu and its Subsidiaries has complied, and is in compliance, with all Laws applicable to it or to the operation of its business (including all applicable recruiting and marketing Laws), except where any non-compliance with any such Law would not reasonably be expected to have a Material Adverse Effect with respect to Chengdu and its Subsidiaries, taken as a whole.

4.14                        Intellectual Property.

(a)                                 Schedule 4.14(a) lists each of the following owned by Chengdu and/or any of its Subsidiaries (i) all Patents and applications for Patents, setting forth in each case the jurisdictions in which issued Patents have been issued and applications have been filed, (ii) all Trademark registrations (including domain name registrations) and applications for Trademarks, setting forth in each case the jurisdictions in which such Trademarks have been registered and applications have been filed (other than with respect to domain name registrations, for which the applicable registrar is identified), (iii) all Copyright registrations and applications for Copyrights (the IP Rights described in subparts (i), (ii) and (iii), the “Chengdu Registered IP”), and (iv) all

material Software. Chengdu and/or its Subsidiaries, as relevant, have taken commercially reasonable actions to maintain all Chengdu Registered IP material to the business of Chengdu or any of its Subsidiaries, including by paying any and all registration and maintenance fees due in respect of such Chengdu Registered IP.

(b)                                 Chengdu and/or one or more of its Subsidiaries owns all rights, title and interest in and to the IP Rights listed on Schedule 4.14(a), and each of Chengdu and its Subsidiaries owns all rights, title and interest in and to, or has the right to use all other IP Rights necessary for the operation of its business as presently conducted, in each case relating to the IP Rights owned by each of Chengdu and its Subsidiaries, free and clear of all Liens, except for Permitted Liens and Liens arising in the ordinary course of business.

(c)                                  Schedule 4.14(c) lists all Contracts for IP Rights owned by a third party and necessary for the operation of the business of Chengdu and/or any of its Subsidiaries, excluding (i) licenses for commercially available off-the-shelf Software solely for internal use of Chengdu or its Subsidiaries and any Software licenses for which the aggregate license fee is $25,000 or less, and (ii) non-disclosure agreements entered into in the ordinary course of business.

(d)                                 To Chengdu’s Knowledge, neither Chengdu nor any of its Subsidiaries is currently infringing, misappropriating or otherwise violating, nor has infringed, misappropriated or otherwise violated, any IP Rights of any Person, except as would not reasonably be expected to have a Material Adverse Effect with respect to Chengdu and its Subsidiaries, taken as a whole.  Except as set forth on Schedule 4.14(d), neither Chengdu nor any of its Subsidiaries has received any written notices alleging Chengdu or any of its Subsidiaries is violating any IP Rights of any Person (including any cease and desist letters or written demands to license IP Rights from another Person).

(e)                                  Except as set forth on Schedule 4.14(e), (i) to Chengdu’s Knowledge, none of the Chengdu Intellectual Property is being or has been (except as would not reasonably be expected to have a Material Adverse Effect with respect to Chengdu and its Subsidiaries, taken as a whole) infringed, misappropriated or otherwise violated by any Person, including without limitation, by any current or former officer, partner, employee, consultant or independent contractor of Chengdu or any of its Subsidiaries, and (ii) to Chengdu’s Knowledge, there are no pending or threatened written claims or proceedings by any Person challenging the validity or enforceability of, or use by Chengdu and/or its Subsidiaries, or ownership of, any Chengdu Intellectual Property.

(f)                                   Except as set forth on Schedule 4.14(f), or otherwise as licensed or granted by Chengdu or its Subsidiaries in the ordinary course of business, since December 31, 2014, neither Chengdu nor any of its Subsidiaries has entered into any Contract to sell, assign, license or grant any rights or interests to any other Person with respect to any of the Chengdu Intellectual Property.

(g)                                  To Chengdu’s Knowledge, Chengdu and its Subsidiaries have taken commercially reasonable efforts to maintain the confidentiality of all trade secrets and other confidential information proprietary to Chengdu and/or any of its Subsidiaries or which Chengdu and/or any of its Subsidiaries are contractually required to maintain as confidential.

4.15                        Absence of Changes.  Since the date of the Chengdu Latest Audited Balance Sheet, there has not been any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect with respect to Chengdu and its Subsidiaries, taken as a whole.  Except as expressly contemplated by this Agreement or as set forth on Schedule 4.15, since the date of the Chengdu Latest Audited Balance Sheet, each of Chengdu and its Subsidiaries has operated its business only in the ordinary course of business consistent with past practice and there has not been by or with respect to Chengdu or its Subsidiaries:

(a)                                 any declaration, setting aside or payment of any distribution with respect to, or any direct or indirect redemption or acquisition of, any of the equity interests of Chengdu;

(b)                                 any damage, destruction or loss to their respective property not covered by insurance in excess of 1,000,000 Chinese Yuan individually or 2,500,000 Chinese Yuan in the aggregate;

(c)                                  except in the ordinary course of business consistent with past practice, as required by applicable Law, as required under any Chengdu Material Contract or as required by any Employee Plan, any (i) grant of severance, termination or bonus payments or benefits to any director, officer or employee of Chengdu or its Subsidiaries, (ii) increase in the compensation of any director, officer or employee of Chengdu or its Subsidiaries in excess of ten percent (10%) from the preceding calendar year, (iii) payment of any bonus to any director, officer or employee of Chengdu or its Subsidiaries in excess of the target bonus for 2014 for such director, officer or employee or (iv) any other material increase in any pension, welfare, severance or other benefits of any director, officer or employee of Chengdu or its Subsidiaries;

(d)                                 any incurrence of capital expenditures in excess of 1,000,000 Chinese Yuan individually or 2,500,000 Chinese Yuan in the aggregate;

(e)                                  any disposition of a material portion of the assets of Chengdu and its Subsidiaries;

(f)                                   any change in the accounting methods, principles or practices used by Chengdu or its Subsidiaries;

(g)                                  any material Tax election, settlement or compromise of any claim, notice, audit or assessment in respect of material Taxes or file any amended material Tax Return;

(h)                                 any cancellation, compromise, settlement, or proposal to settle, any Action or entry into any consent decree or settlement agreement with any Governmental Authority; or

(i)                                     any agreements or commitments, whether oral or in writing, to take any action described in this Section 4.15.

4.16                        Insurance Policies.  Chengdu has made available to the Buyer or Merger Sub copies of all Chengdu Insurance Policies, and such copies are correct and complete.  Each of the Chengdu Insurance Policies is in full force and effect.  There has been no material claim made under a Chengdu Insurance Policy at any time during the twelve (12) months ending on the Agreement Date.  Neither Chengdu nor any of its Subsidiaries has received written notice under any Insurance Policy denying or disputing any claim (or coverage with respect thereto) made by Chengdu or its Subsidiaries regarding the termination, cancellation or material amendment of, or material premium increase with respect to, any Chengdu Insurance Policy, in each case, at any time during the twelve (12) months ending on the Agreement Date.

4.17                        Governmental Authorizations.  Except as set forth on Schedule 4.17, each of Chengdu and its Subsidiaries possesses all Governmental Authorizations necessary for the conduct of its business in the ordinary course of business consistent with past practice, and neither Chengdu nor any of its Subsidiaries has received written notice from any Governmental Authority alleging that it is in violation in any material respect of any of the terms or conditions of any such Governmental Authorization.  Neither Chengdu nor any of its Subsidiaries has received, during the twelve (12) months ending on the Agreement Date, written notice from any Governmental Authority that any of the Governmental Authorizations will not be renewed, or will otherwise be revoked, withdrawn, cancelled or suspended, and, to Chengdu’s Knowledge, there are no proceedings pending to revoke, withdraw, cancel or suspend any such Governmental Authorization.  Chengdu School has obtained the requisite approval from the Ministry of Education of the PRC as required by applicable Law.

4.18                        Environmental Matters.

(a)                                 Except as set forth in Schedule 4.18, each of Chengdu and its Subsidiaries is in material compliance with and there are no pending Actions relating to, Environmental Laws applicable to the operations of its business or concerning the Release of, or exposure of Persons to, any Hazardous Materials.

(b)                                 To Chengdu’s Knowledge, there are no Hazardous Materials present at any of the Chengdu Real Property in a condition or in quantities reasonably likely to result in liability under any Environmental Laws or liability based upon the exposure of any person to such Hazardous Materials.

4.19                        Affiliate Transactions.  Schedule 4.19(a) lists all Contracts and other agreements, arrangements or understandings between any of Chengdu and its Subsidiaries, on the one hand, and any of the Sellers or any of their respective Affiliates (including any other Meritas Party or any Excluded Subsidiary), on the other hand, except for any such Contracts that will be terminated as of the Closing Date as a result of this Transaction.

4.20                        Brokers.  Neither Chengdu nor any of its Subsidiaries or any of their respective agents have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the Transaction.

4.21                        Employee Matters.  Except as set forth in Schedule 4.21, each of Chengdu and its Subsidiaries has complied in all material aspects with all applicable employment and labor laws including without limitation, laws and regulations pertaining to welfare funds, social benefits, medical benefits, insurance, retirement benefits, pensions or the like.  None of Chengdu and its Subsidiaries is aware that any officer or Key Employee intends to terminate his or her employment, nor does any of Chengdu and its Subsidiaries has a present intention to terminate the employment of any officer or Key Employee.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BLOCKER

Except as set forth in the applicable Schedules, the Blocker hereby represents and warrants to the Buyer Parties as follows:

5.1                               Organization and Qualification.  The Blocker is a corporation duly formed, existing and in good standing under the Laws of the State of Delaware.  The Blocker (i) has the requisite power and authority required to own and lease its property and to carry on its business as presently conducted and (ii) is duly qualified to transact business, and is in good standing in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties owned or leased by it, requires such qualification, except such jurisdictions where the failure to be so qualified or in good standing has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect with respect to the Blocker.  The Blocker has made available to the Buyer copies of the Organizational Documents of the Blocker, and such copies are true, correct and complete as of the Agreement Date and are in full force and effect.

5.2                               Authority, Due Execution and Binding Effect.  The Blocker has the requisite legal power and authority to (and has taken all necessary action to permit it to) execute and deliver this Agreement and the Transaction Agreements to which it is a party, to consummate the Transaction and to perform its obligations hereunder and thereunder.  This Agreement has been duly and validly executed and delivered by the Blocker and, at the Closing, each of the Transaction Agreements to which the Blocker is a party will be duly and validly executed and delivered by the Blocker.  Assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the Transaction Agreements will constitute, upon such execution and delivery hereof and thereof, the valid and binding obligations of the Blocker, enforceable in accordance with their respective terms, except as enforcement thereof may be limited by applicable Insolvency Laws.

5.3                               Capitalization and Subsidiaries of the Blocker.  The authorized and outstanding shares of capital stock in the Blocker consist of the number of shares of common stock set forth on Schedule 5.3-1 (the “Blocker Shares”).  Other than the Blocker Shares, there are no outstanding equity interests (including any securities convertible or exchangeable into equity interests) in Blocker.  All of the Blocker Shares are owned by the Blocker Stockholders in the amounts set forth opposite their respective names on Schedule of Sellers, and each Blocker Stockholder owns beneficially and of record such Blocker Shares free and clear of any Lien. Each Blocker Share is duly authorized, validly issued, fully paid and nonassessable and has not been issued in violation of any conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights, or other similar rights or restrictions.  There are no (a) outstanding preemptive, conversion, subscription or other rights, warrants, calls, options, commitments or agreements to issue, purchase or register any Blocker Shares, (b) voting trusts, stockholder agreements, proxies or other agreements or understandings to which Blocker is a party or by which Blocker is bound with respect to the voting, transfer or other disposition of its shares of capital stock, (c) stock appreciation rights, participations, phantom equity or similar rights granted in respect of the Blocker Shares, or (d) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the Blocker Stockholders may vote.  Except for the Blocker’s ownership of the Meritas Units set forth opposite its name on Schedule 5.3-1, the Blocker does not own, directly or indirectly, any stock, partnership interest, joint venture interest or other equity interest in any other Person.

5.4                               No Conflict.  Neither the execution and delivery of this Agreement or any of the Transaction Agreements to which the Blocker is a party, nor the consummation by the Blocker of the Transaction will, directly or indirectly:

(a)                                 contravene, conflict with, or result in (with or without notice or lapse of time) a violation or breach of the Blocker’s Organizational Documents or any material Legal Requirement, Governmental Authorization or Contract to which the Blocker may be subject; or

(b)                                 give any Person the right (with or without notice or lapse of time) to declare a default or exercise any remedy under, or to accelerate or terminate the maturity or performance of and provision of, or to cancel, terminate, modify, withdraw or suspend any material Legal Requirement, Governmental Authorization or Contract applicable to the Blocker.

5.5                               No Consent Required.  Except for any Consents required under the HSR Act as a result of the consummation or anticipated consummation of the Transaction, no material Consent, notification to or declaration, filing or registration with, any Person is required to be made or obtained by the Blocker in connection with the execution or delivery of this Agreement, any of the Transaction Agreements or the performance by the Blocker of the Transaction.

5.6                               Taxes.

(a)                                 Except as set forth on Schedule 5.6(a), the Blocker has timely filed (taking into account all valid and effective extensions thereof) all Tax Returns required to be filed by it, and all such Tax Returns are complete and accurate in all material respects.  The Blocker has not requested, and is not the beneficiary of, any extension of time within to which to file any such Tax Returns, other than an automatic extension of time not requiring the consent of any Governmental Authority.  The Blocker has paid and discharged all of its material Taxes due and owing by it (whether or not shown on any Tax Returns) on or before the due date for payment thereof.  The Blocker has withheld, collected and paid over to the appropriate Governmental Authorities or is properly holding for such payment all material Taxes required by Law to be withheld or collected.  The Blocker is in compliance in all material respects with all applicable information reporting and Tax withholding requirements under non-U.S., U.S. federal, state, provincial and local Tax Laws.

(b)                                 Except as set forth on Schedule 5.6(b), no Tax audits or administrative or judicial Tax proceedings are being conducted, or, to the Blocker’s actual knowledge, pending or have been threatened with respect to the Blocker.  The Blocker has not received from any Taxing Authority (including jurisdictions where the Blocker has not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, (iii) notice of deficiency or proposed adjustment for any amount of Tax or (iv) claim that could give rise to Taxes within the previous six (6) years by a Governmental Authority in a jurisdiction where the Blocker does not file Tax Returns.  The Blocker has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that has not already expired.  No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been sought from, entered into or issued by any Governmental Authority with respect to the Blocker within the previous six (6) years.

(c)                                  There are no Liens for Taxes upon any property or assets of the Blocker other than Liens for current Taxes not yet due and payable.

(d)                                 Except as set forth on Schedule 5.6(d), The Blocker will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in Tax method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; or (v) election under Section 108(i) of the Code.

(e)                                  The Blocker has not engaged in or entered into a “reportable transaction” within the meaning of Treasury Regulation 1.6011-4(b) (or any similar provision of state, local or foreign Tax Law).

(f)                                   Except as set forth on Schedule 5.6(f), the Blocker (i) has not been a member of an affiliated group filing a consolidated, combined, or unitary Tax Return or (ii) is liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law) or as a transferee or successor, or otherwise.

(g)                                  The Blocker is not a party to any Tax Sharing Agreement other than Commercial Agreements.

(h)                                 Within the past two (2) years, the Blocker has not distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (or any similar provision of state, local or foreign Tax Law).

(i)                                     All material transfer pricing rules have been complied with by the Blocker. All documentation required by all relevant transfer pricing laws have been timely prepared.

(j)                                    The Blocker is not, nor has been, a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k)                                 Since December 31, 2014, there has not been by or with respect to the Blocker any material Tax election, settlement or compromise of any claim, notice, audit or assessment in respect of material Taxes or file any amended material Tax Return.

5.7                               Litigation.  There are no, and during the past three (3) years there have been no, material Actions or Orders pending or, to the Blocker’s actual knowledge, threatened in writing, against or by the Blocker, nor is the Blocker subject to or bound by any material Order.

5.8                               No Operations.  The Blocker does not (a) own or lease any property or asset, (b) have any Liability that will not be settled or terminated as of the Closing Date, or (c) engage in any business or other activity other than its ownership of the Meritas Units set forth opposite its name on Schedule 5.3-1.

5.9                               Brokers.  Neither the Blocker nor any of its agents have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the Transaction.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the applicable Schedules, each of the Blocker Stockholders and the Chengdu Stockholder, severally and not jointly, hereby represents and warrants to the Buyer Parties as follows:

6.1                               Authority, Due Execution and Binding Effect.  Such Seller has the requisite legal power and authority to (and has taken all necessary action to permit it to) execute and deliver this Agreement and the Transaction Agreements to which such Seller is a party, to consummate the Transaction and to perform such Seller’s obligations hereunder and thereunder.  This Agreement has been duly and validly executed and delivered by such Seller and, at the Closing, each of the Transaction Agreements to which such Seller is a party will be duly and validly executed and delivered by such Seller.  Assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the Transaction Agreements to which such Seller is a party will constitute, upon such execution and delivery hereof or thereof, the valid and binding obligations of such Seller, enforceable in accordance with their respective terms except as enforcement thereof may be limited by applicable Insolvency Laws.

6.2                               Ownership; No Liens.

(a)                                 The Chengdu Stockholder (i) is the beneficial and record owner of those Chengdu Shares set forth opposite its name on the Schedule of Sellers, (ii) owns such Chengdu Shares in Chengdu free and clear of all Liens, (iii) has good title to such Chengdu Shares, and (iv) has the requisite power and authority to sell such Chengdu Shares to the Chengdu Buyer as provided herein without obtaining the Consent of any other Person (other than the directors of

Chengdu).  There are no outstanding preemptive, conversion, subscription or other rights, warrants, options or agreements to purchase or sell such Chengdu Shares, and such shares have not been pledged or assigned to any Person.  Upon the consummation of the Transaction, the Chengdu Buyer will acquire good and valid title to the Chengdu Shares, free and clear of all Liens, warrants or agreements, preemptive, conversion, subscription or other rights, agreement to purchase or sell  and other restrictions or limitations of any kind.  The Chengdu Stockholder is not a party to any voting trust, equityholder agreement, proxy or other agreement with respect to the voting, transfer or other disposition of the Chengdu Shares.

(b)                                 With respect to each Blocker Stockholder, such Seller (i) is the beneficial and owner of those Blocker Shares set forth opposite its name on the Schedule of Sellers, (ii) owns such Blocker Shares in the Blocker free and clear of all Liens, (iii) has good title to such Blocker Shares, and (iv) has the requisite power and authority to sell such Blocker Shares to U.S. HoldCo as provided herein without obtaining the Consent of any other Person.  There are no outstanding preemptive, conversion, subscription or other rights, warrants, options or agreements to purchase or sell such Blocker Shares , and such shares have not been pledged or assigned to any Person.  Upon the consummation of the Transaction, U.S. HoldCo will acquire good and valid title to the Blocker Shares, free and clear of all Liens, warrants or agreements, preemptive, conversion, subscription or other rights, agreement to purchase or sell  and other restrictions or limitations of any kind.  The Blocker Stockholder is not a party to any voting trust, equityholder agreement, proxy or other agreement with respect to the voting, transfer or other disposition of the Blocker Shares.

6.3                               No Conflict.  Except as set forth on Schedule 6.3, neither the execution and delivery of this Agreement or any of the Transaction Agreements to which such Seller is a party, nor the consummation by such Seller of the Transaction will, directly or indirectly:

(a)                                 contravene, conflict with, or result in (with or without notice or lapse of time) a violation or breach of any material Legal Requirement, Governmental Authorization or Contract to which such Seller may be subject; or

(b)                                 give any Person the right (with or without notice or lapse of time) to declare a default or exercise any remedy under, or to accelerate or terminate the maturity or performance of and provision of, or to cancel, terminate, modify, withdraw or suspend any material Legal Requirement, Governmental Authorization or Contract applicable to such Seller.

6.4                               No Consent Required.  Except for any Consents required under the HSR Act as a result of the consummation or anticipated consummation of the Transaction, and except as set forth on Schedule 6.4, no material Consent, notification to or declaration, filing or registration with, any Person is required to be made or obtained by such Seller in connection with the authorization, execution or delivery of this Agreement or the performance by such Seller of the Transaction.

6.5                               Brokers.  No broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with this Agreement or the Transaction based upon arrangements made by or on behalf of such Seller.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB

Except as set forth in the applicable Schedules, the Buyer Parties, jointly and severally, hereby represent and warrant to the Meritas Parties as follows:

7.1                               Organization and Qualification.  Parent is a corporation duly formed, existing and in good standing under the Laws of the Cayman Islands.  U.S. HoldCo is a corporation duly formed, existing and in good standing under the Laws of the State of Delaware.  The Chengdu Buyer is a private limited company duly formed, existing and in good standing under the Laws of the Hong Kong.  Merger Sub is a limited liability company duly formed, existing and in good standing under the Laws of the State of Delaware.

7.2                               Authority; Due Execution and Binding Effect.  Each of the Buyer Parties has the requisite legal power and authority to (and has taken all necessary action to permit it to) execute and deliver this Agreement and the Transaction Agreements to which it is a party, and to consummate the Transaction and to perform its obligations hereunder and thereunder.  This Agreement has been duly and validly executed and delivered by each of the Buyer Parties and, at the Closing, each of the Transaction Agreements to which such Person is a party will be duly and validly executed and delivered by such Person.  Assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the Transaction Agreements will constitute, upon such execution and delivery hereof or thereof, the legal, valid and binding obligations of each of the Buyer Parties, enforceable in accordance with their respective terms, except as enforcement thereof may be limited by applicable Insolvency Laws.

7.3                               No Conflict.  Neither the execution and delivery of this Agreement or any of the Transaction Agreements to which the Buyer or Merger Sub is a party, nor the consummation by the Buyer Parties of the Transaction will, directly or indirectly:

(a)                                 contravene, conflict with, or result in (with or without notice or lapse of time) a violation or breach of any Buyer Party’s Organizational Documents or any material Legal Requirement, Governmental Authorization or Contract to which the Buyer Parties may be subject; or

(b)                                 give any Person the right (with or without notice or lapse of time) to declare a default or exercise any remedy under, or to accelerate or terminate the maturity or performance of and provision of, or to cancel, terminate, modify, withdraw or suspend any material Legal Requirement, Governmental Authorization or Contract applicable to the Buyer Parties.

7.4                               No Consent Required.  Except for any Consents required under the HSR Act as a result of the consummation or anticipated consummation of the Transaction, and except as set forth on Schedule 7.4, no material Consent, notification to or declaration, filing or registration with, any Person is required to be made or obtained by the Buyer Parties in connection with the authorization, execution or delivery of this Agreement or the Transaction Agreements or the performance by the Buyer Parties of the Transaction.

7.5                               Financing.

(a)                                 Subject to the satisfaction of the conditions set forth in Article X, Buyer has readily available cash, which together with the net proceeds contemplated to be provided pursuant to the Debt Financing Commitment Letter, will in the aggregate be sufficient to (i) pay the Purchase Price, (ii) pay the Deferred Consideration, (iii) pay any and all fees and expenses required to be paid by the Buyer in connection with the Transaction and the Financing, and (iv) satisfy all of the other payment obligations of the Buyer contemplated hereunder.

(b)                                 Prior to the Agreement Date, Parent has delivered to the Sellers’ Representative a true, complete and correct copy of the executed commitment letter, dated as of April 24, 2015, by and among Nord Anglia Education Finance, LLC (“Nord Education Finance”) and the lenders party thereto (the “Debt Financing Commitment Letter”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein (the “Committed Debt Financing”).

(c)                                  The Debt Financing Commitment Letter is (i) the legal, valid and binding obligation of Nord Education Finance, and, to the Parent’s knowledge, each of the other parties thereto and (ii) enforceable in accordance with its terms against Nord Education Finance and, to the Parent’s knowledge, each of the other parties thereto, in each case except as such enforceability may be limited by applicable Insolvency Laws.  As of the Agreement Date, the Debt Financing Commitment Letter is in full force and effect and, to Parent’s knowledge, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Nord Education Finance under the Debt Financing Commitment Letter.  As of the Agreement Date, the Debt Financing Commitment Letter has not been amended or modified, no such amendment or modification is contemplated and the respective obligations and commitments contained in the Debt Financing Commitment Letter have not been withdrawn or rescinded in any respect.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Committed Debt Financing, other than as set forth in the Debt Financing Commitment Letter.  Except for a fee letter relating to fees with respect to the Committed Debt Financing (a copy of which has been provided to OldCo, with only fee amounts and “market flex” provisions redacted), as of the Agreement Date, there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the full amount of the  Committed Debt Financing other than as set forth in the Debt Financing Commitment Letter and delivered to the Sellers’ Representative prior to the Agreement Date. As of the Agreement Date, Parent or Nord Education Finance has fully paid any and all commitment or other fees which are due and payable on or prior to the Agreement Date pursuant to the terms of the Debt Financing Commitment Letter.  Notwithstanding anything to the contrary contained herein, the Meritas Parties agree that a breach of this representation and warranty shall not result in the failure of a condition precedent to their obligations under this Agreement, if (notwithstanding such breach) Parent is willing and able to consummate the Transaction on the Closing Date.

7.6                               Solvency.  Assuming that (a) any estimates, projections or forecasts of the Meritas Parties that have been provided to the Buyer or its Affiliates or Representatives by the Meritas Parties have been provided in good faith based on assumptions that were and continue to be reasonable through the Closing (it being understood and agreed that no Meritas Party is making any representation or warranty with respect thereto as a result of this assumption), (b) the accuracy and correctness of the representations and warranties of Meritas and OldCo contained in Article III, Chengdu in Article IV, the Blocker in Article V and the Blocker Stockholders and Chengdu Stockholders in Article VI, (c) the Meritas Parties have performed and complied with their respective covenants in this Agreement and (d) the conditions set forth in Article X have been satisfied, then immediately after giving effect to the Transaction (including the Financing, any alternative financing and the payment of the Meritas Purchase Price, Chengdu Purchase Price and all other amounts required to be paid in connection with the consummation of the Transaction and the payment of all related fees and expenses): (i) the Buyer will not be insolvent as defined in Section 101 of Title 11 of the United States Code, (ii) the Buyer will not be left with unreasonably small capital as required to carry on its business, and (iii) the Buyer will not have incurred debts beyond its ability to pay such debts as they mature.

7.7                               Purchase for Investment.  Each of U.S. HoldCo and Chengdu, as applicable, is acquiring the Purchased Equity for investment and not with a view to distributing all or any part thereof in any transaction which would constitute a “distribution” within the meaning of the Securities Act.  The Buyer Parties acknowledge that the Purchased Equity has not been registered under the Securities Act and none of the Meritas Companies is under any obligation to file a registration statement or similar filing with the SEC or any state agency with respect to the Purchased Equity.

7.8                               Investor Qualifications.  The Buyer (a) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Purchased Equity and Meritas; (b) is able to bear the complete loss of its investment in the Purchased Equity and Meritas; (c) has had the opportunity to ask questions of the Meritas Parties and the management of each of the Meritas Companies concerning the terms and conditions of the Purchased Equity, Meritas’ business, Meritas’ ownership and use rights with respect to intellectual property and the assumptions, estimates and judgments utilized and relied upon by Meritas in preparing the Financial Statements; (d) has had the opportunity to obtain additional information about Meritas and its business and all of the Buyer’s questions have been answered to its satisfaction; and (e) is otherwise an “accredited investor” as such term is defined in Rule 501 promulgated under the Securities Act.

7.9                               Litigation.  There are no Actions or Orders pending, or to Parent’s knowledge, that have been threatened in writing, against the Buyer Parties, nor is any Buyer Party subject to or bound by any Order of any court or Governmental Authority which would seek to prevent the Transaction.

7.10                        Disclaimer Regarding the Projections and Pro Forma Presentations.  In connection with the Buyer’s and Merger Sub’s investigation of OldCo, Meritas and the Included Subsidiaries, the Buyer, Merger Sub and their Representatives have received the Projections from OldCo and its Representatives, and may be provided with pro forma presentations with respect to the Included Subsidiaries.  Each of the Buyer and Merger Sub acknowledges that (a) there are uncertainties inherent in attempting to make such Projections and pro forma presentations and accordingly is not relying on them, (b) it is familiar with such uncertainties, (c) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Projections and financial presentations of the Included Subsidiaries, and (d) except in the case of fraud, it shall have no claim against anyone with respect to the Projections or such presentations.  Accordingly, each of the Buyer and Merger Sub acknowledges that none of the Meritas Parties has made any representation or warranty, express or implied, with respect to such Projections or such pro forma presentations (provided that such acknowledgement shall not be deemed to limit in any respect any of the representations and warranties made by the Meritas Parties in Articles III, IV, V and VI).

7.11                        Non-Reliance.  Each of the Buyer Parties represents that, except in the case of fraud:  (a) it is not relying (for purposes of entering into this Agreement or otherwise) upon any advice, counsel or representations (whether written or oral) of the Meritas Parties, other than the express representations and warranties made by any Meritas Party in this Agreement and (b) no Meritas Party has given it (directly or indirectly through any other Person) any assurance, guarantee, or representation whatsoever as to the expected or projected success, profitability, return, performance, result, effect, consequence or benefit (including legal, regulatory, Tax, financial, accounting or otherwise) of this Agreement or any Transaction Agreement.  Each of the Buyer Parties acknowledges that it and its Representatives have been permitted access to the books and records, facilities, equipment, Tax Returns, contracts, insurance policies (or summaries thereof) and other properties and assets of Meritas and the Included Subsidiaries that it and its Representatives, agents and counsel have requested to see or review, and that it and its Representatives, agents and counsel have had the opportunity to meet with the officers and knowledgeable employees of OldCo to discuss its business.

7.12                        Acknowledgment.  Each of the Buyer Parties acknowledges and agrees that (a) certain of the Sellers are institutional investment funds which, in the ordinary course of their respective businesses, generate internal reports, commission third party studies or compile other information or data on OldCo, its business and financial performance and its industry (collectively, the “Institutional Information”) and (b) notwithstanding any representation, warranty or covenant set forth in this Agreement, (i) none of such Sellers shall be obligated to provide copies of any such Institutional Information (but may be obligated to provide information underlying such Institutional Information) to the Buyer Parties or any of their Affiliates, Representatives or financing sources, regardless of whether any such Institutional Information may be responsive to any diligence requests of the Buyer Parties or any of their Affiliates, Representatives or financing sources and (ii) the failure to provide copies of any such Institutional Information to the Buyer Parties or any of their Affiliates, Representatives or financing sources shall not constitute a breach of any representation, warranty or covenant set forth in this Agreement; provided, however, that all such Institutional Information shall be subject to the confidentiality provisions of Section 9.4 hereof and Sellers’ obligations thereunder.

7.13                        Brokers.  Other than the Buyer’s Investment Banker, no broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with this Agreement or the Transaction based upon arrangements made by or on behalf of the Buyer Parties.

ARTICLE VIII

COVENANTS OF THE MERITAS PARTIES

8.1                               Pre-Closing Conduct of Business of Meritas.  Except as expressly contemplated by this Agreement, as set forth on Schedule 8.1 or as otherwise consented to in writing by the Buyer (which consent may not be unreasonably withheld, conditioned or delayed, and if the Sellers’ Representative provides written notice in accordance with Section 16.1 and the Buyer fails to respond in the negative to any consent requested in such notice within ten (10) Business Days of receipt of such notice, the Buyer shall be deemed to have granted such consent), from the Agreement Date through the Closing, Meritas, Blocker and OldCo covenant and agree that (provided, however, that Buyer agrees that none of the following shall apply to, or restrict, the conduct of the businesses of OldCo with respect to itself (but not the Included Subsidiaries) or the Excluded Subsidiaries in any manner):

(a)                                 Such Person shall conduct, and cause the Included Subsidiaries to conduct, the business of such Person and the Included Subsidiaries according to its ordinary course of business consistent with past practice.

(b)                                 Except for salary increases or the introduction of new employee benefit arrangements, or modifications to existing Employee Plans or International Plans, in each case consistent with the ordinary course of business or as required by Law or the terms of any existing Material Contract, Employee Plan or International Plan, such Person shall not, and shall cause the Included Subsidiaries not to (i) materially increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any Meritas Employee, (ii) enter into any employment, severance, consulting, or other compensation agreement with any Meritas Employee that is not terminable upon thirty (30) days’ notice or creates an obligation to pay in excess of $100,000 upon termination, or (iii) materially amend, terminate or enter into a new Employee Plan, International Plan or Bargaining Agreement.

(c)                                  Such Person shall not, and shall cause the Included Subsidiaries not to, (i) declare, set aside or pay any dividend or make any distribution with respect to its equity interests (other than tax distributions in the ordinary course) (whether in cash or in kind) or redeem, purchase or otherwise acquire any of its equity interests (other than repurchases made in connection with the termination of employment of Meritas Employees in accordance with the Meritas Operating Agreement or the Incentive Plan (or any grants thereunder)) or split, combine or reclassify any outstanding equity interests or (ii) issue, deliver or sell, or authorize the issuance, delivery or sale of (A) any equity interests, (B) any securities convertible or exchangeable into equity interests, or (C) any rights, warrants, calls, subscriptions or options to acquire equity interests or securities referenced in the foregoing clause (B), other than as required by the Reorganization.

(d)                                 Such Person shall not, and shall cause the Included Subsidiaries not to, amend the respective Organizational Documents of such Person and the Included Subsidiaries, other than as required by the Reorganization.

(e)                                  Such Person shall not, and shall cause the Included Subsidiaries not to, acquire any third party or its business (whether by merger, purchase of stock, purchase of assets or otherwise).

(f)                                   Such Person shall not, and shall cause the Included Subsidiaries not to, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its material assets or properties or those of the Included Subsidiaries, other than in the ordinary course of business consistent with past practice, other than as required by the Reorganization.

(g)                                  Except in the ordinary course of business in an aggregate amount not to exceed $100,000, such Person shall not, and shall cause the Included Subsidiaries not to (i) incur or cancel any Indebtedness other than pursuant to any revolving credit facility under the Credit Agreements or any incurrence of Indebtedness by OldCo, (ii) issue, assume, guarantee or endorse any Indebtedness of any other Person, (iii) make any advances to, or equity investments in, any other Person or (iv) expressly waive, cancel, extend or grant a waiver under any Indebtedness owed to or claims held by such Person or the Included Subsidiaries, other than as required by the Reorganization.

(h)                                 Such Person shall not, and shall cause the Included Subsidiaries not to, materially change its accounting policies.

(i)                                     Such Person shall not, and shall cause the Included Subsidiaries not to, (A) amend or modify in any material respect or terminate any Material Contract (other than those that expire or terminate in accordance with their existing terms), cancel or extend any Material Contract or expressly waive any material benefits under any Material Contract, or (B) enter into any Contracts that would constitute a Material Contract, except (x) Contracts made in the ordinary course of business consistent with past practice or (y) Contracts involving payments to, or by, such Person or any Included Subsidiary in amounts up to $50,000 individually or $250,000 in the aggregate, in each case with a Person, who is not a party or an Affiliate of a Party.

(j)                                    Such Person shall not, and shall cause the Included Subsidiaries not to, enter into any Contracts with any Affiliates of such Person or the Included Subsidiaries (including the Excluded Subsidiaries), except to the extent required by Law and as required by the Reorganization.

(k)                                 Such Person shall not, and shall cause the Included Subsidiaries not to, incur, commit to incur, commit to pay or announce any project at any Target Group School that would require the incurrence or payment of, any capital expenditure post-Closing, in each case, other than (i) capital expenditures in connection with the capital expenditure projects as set forth on Exhibit J (but subject to the limitation set forth in Section 8.1(1)) and (ii) capital expenditures for maintenance purposes incurred in the ordinary course of business and in amount not to exceed $200,000 individually.

(l)                                     Such Person shall, and shall cause the Included Subsidiaries to, continue to progress capital expenditure projects and make payments in respect of the capital expenditures as set forth on Exhibit J in the ordinary course of business in a manner intended to ensure that such projects are delivered on time in accordance with the capital expenditure development plan for the current fiscal year (copies of which have been previously made available to Buyer) and in an aggregate amount not to exceed $8,000,000, less the amounts spent or incurred with respect to such capital expenditure projects as of the Agreement Date (the “CapEx Limit”).

(m)                             Such Person shall not, and shall cause the Included Subsidiaries not to, cancel, compromise or settle, or propose to settle, any Action related to any Meritas Company or enter into any consent decree or settlement agreement with any Governmental Authority related to any Meritas Company, except for such actions the sole result of which is the payment of monetary penalties or settlements without continuing Liability or obligation.

(n)                                 Such Person shall, and shall cause the Included Subsidiaries to, maintain the personal property and real property of such Person or the Included Subsidiaries, including all improvements, in substantially the same condition as of the date of this Agreement, improvements, ordinary wear and tear, casualty and condemnation excepted (other than with respect to any personal property or real property of the Excluded Schools that is not used in the operation of the business of the Target Group Schools).

(o)                                 Such Person shall, and shall cause the Included Subsidiaries to, maintain the Insurance Policies in full force and effect without modification, except as required by applicable Law or otherwise consistent in the ordinary course of business consistent with past practice.

(p)                                 Such Person shall not, and shall cause the Included Subsidiaries not to, sell, transfer, assign, license, pledge, encumber, abandon, dedicate to the public, permit to lapse, fail to maintain or otherwise dispose of any material IP Rights of Meritas or the Included Subsidiaries except in the ordinary course of business consistent with past practice.

(q)                                 Such Person shall not (i) make any material Tax election, (ii) settle or compromise any claim, notice, audit or assessment in respect of material Taxes, (iii) file any amended material Tax Return, (iv) enter into any Tax allocation, sharing, indemnity or closing agreement, or (v) other than in the ordinary course of business consistent with past practice, consent to any extension or waiver of the statute of limitations period applicable to any material Taxes.

(r)                                    Such Person shall not, and shall cause the Included Subsidiaries not to, permit its equityholders (or any class of its equityholders) to pass, authorize or take any resolution, other than resolutions necessary to consummate the Transaction or to otherwise carry out the objectives of this Agreement.

(s)                                   Such Person shall not, and shall cause the Included Subsidiaries not to, agree or commit to do any of the foregoing, except for the actions set forth in clauses (a)(i), (l), (n) and (o).

(t)                                    Nothing contained in this Agreement is intended to give the Buyer or Merger Sub, directly or indirectly, the right to control or direct the operations of Meritas, OldCo or any of the Included Subsidiaries prior to the Closing Date, and notwithstanding anything to the contrary contained in this Agreement, no consent of the Buyer or Merger Sub will be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any applicable Law.  Prior to the Closing Date, Meritas shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of the Included Subsidiaries.

8.2                               Pre-Closing Conduct of Business of Chengdu.  Except as expressly contemplated by this Agreement, as set forth on Schedule 8.2 or as otherwise consented to in writing by the Buyer (which consent may not be unreasonably withheld, conditioned or delayed, and if the Sellers’ Representative provides written notice in accordance with Section 16.1 and the Buyer fails to respond in the negative to any consent requested in such notice within ten (10) Business Days of receipt of such notice, the Buyer shall be deemed to have granted such consent), from the Agreement Date through the Closing, Chengdu covenants and agrees (a) to conduct, and to cause its Subsidiaries to conduct, its business according to its ordinary course of business in substantially the same manner as heretofore conducted, consistent with past practice and (b) not to, and to cause its Subsidiaries not to, (i) issue, deliver, redeem, purchase, repurchase, split, combine, reclassify or sell, or make, declare, set aside or pay any dividends or distributions on or with respect to (A) any equity interests, (B) any securities convertible or exchangeable into equity interests, or (C) any rights, warrants, calls, subscriptions or options to acquire equity interests or securities referenced in the foregoing clause (B), (ii) amend any of its Organizational Documents, (iii) sell, lease, license, encumber or otherwise dispose of any of its material assets or properties, other than in the ordinary course of business consistent with past practice, (iv) except in the ordinary course of business in an aggregate amount not to exceed $50,000, incur or cancel any Indebtedness or make any advances to, or equity investments in, any other Person, (v) cancel, compromise or settle any material Action or (vi) agree, authorize or commit to do any of the matters set forth in this clause (b).

8.3                               No Solicitation.  From and after the Agreement Date until the earlier of the termination of this Agreement or the Closing, each Meritas Party will not, and will cause, if applicable, its Representatives not to, directly or indirectly, (a) solicit, initiate, or encourage any Acquisition Proposals, (b) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity in connection with, any Acquisition Proposal, or (c) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal.  Each Meritas Party will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.  Notwithstanding the foregoing, nothing in this Section 8.3 shall restrict, prevent or impede OldCo from soliciting Acquisition Proposals with respect to the Excluded Subsidiaries.

8.4                               Filings; Consents; Etc..  Each of the Meritas Parties shall use Reasonable Efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable in compliance with applicable Laws to consummate and make effective, as soon as reasonably practicable, the Transaction.  Without limiting the generality of the foregoing, (i) with respect to Meritas, the Meritas Members, (ii) with respect to Chengdu, the Chengdu Stockholder and (iii) with respect to the Blocker, the Blocker Stockholders, shall cause Meritas, Chengdu and the Blocker, respectively, (A) to give all notices, make all required filings with or applications to Governmental Authorities, and use Reasonable Efforts to obtain all Consents of all Persons necessary for the Parties to consummate the Transaction and (B) to submit to or obtain from any Educational Agency any pre-Closing letters, notices, applications, consents or other documents, in each case, as required by any Educational Law to be submitted to or obtained from any Educational Agency in order to consummate the Transaction (including the resulting change in ownership), including as identified on Schedule 8.4; provided, however, that the Meritas Parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such Consent may be required (other than nominal filing or application fees).  Each of the Buyer Parties acknowledges that certain Consents and waivers with respect to the transactions contemplated by this Agreement may be required from parties to the Contracts listed in the Schedules and that such Consents and waivers have not been obtained.  The Buyer Parties and the Meritas Parties will coordinate with respect to such notices, letters or material Consents that are required to be made or obtained prior to Closing, in each case, as may be mutually agreed upon or as set forth in Schedule 8.4. As soon as practical after the Agreement Date, the Buyer Parties and the Meritas Parties will coordinate with respect to such notices, letters or Consents that are required to be made or obtain post-Closing, in each case, as may be mutually agreed upon or as set forth in Schedule 8.4. In addition, each of the Meritas Parties agrees to use Reasonable Efforts to cause the conditions set forth in Section 10.1 and Section 10.2 to be satisfied and to consummate the Transaction.

8.5                               Schedules Update.  Prior to the Closing, any Meritas Party shall disclose to Buyer in writing and in reasonable detail (in the form of a supplement or amendment to the Schedules to this Agreement) if such Meritas Party becomes aware of any matter arising after the Agreement Date which, if existing, occurring or known at the Agreement Date, would have been required to be set forth or described in such Schedules or which is otherwise necessary to correct any information in such Schedules which has been rendered inaccurate thereby, in each case, promptly upon discovery thereof, but in no event later than five (5) Business Days prior to the Closing.  Notwithstanding the foregoing, but subject to the immediately subsequent sentence, for all purposes hereunder, including determining (a) satisfaction of the conditions set forth in Section 10.2, and (b) indemnification obligations pursuant to Article XIV, the Schedules delivered by the Meritas Parties shall be deemed to include only that information contained therein on the Agreement Date and shall be deemed to exclude any information contained in any subsequent supplement or amendment thereto.  Notwithstanding the foregoing, in the event any Meritas Party delivers to Buyer any supplement or amendment to the Schedules after the later of (i) the date on which all of the conditions set forth in Article X have been satisfied or waived (except for those conditions that by their nature cannot be satisfied until the Closing) and (ii) the date on which the Marketing Period first commences (such later date, the “Schedule Supplement Date”) and which discloses matters that first occurred after the Schedule Supplement Date (such matters, the “Schedule Supplement Disclosures”), then if the Buyer Parties close the Transaction, the Buyer Parties will be deemed to have accepted the Schedules, as amended to reflect the Schedule Supplement Disclosures (but not any other Schedule supplement or amendment) pursuant to this Section 8.5, and accordingly shall not be entitled to indemnification pursuant to Article XIV for any breaches of representations and warranties of this Agreement disclosed pursuant to any such Schedule Supplement Disclosures; provided, that in no event shall any Schedule Supplement Disclosure be deemed to amend, supplement or modify the Schedules in any respect for any other purpose hereunder including for determining the satisfaction of the conditions set forth in Section 10.2.

8.6                               Regulatory Filings.  Each Meritas Party shall (a) make any filings required of such Meritas Party or any of such Meritas Party’s Affiliates under the HSR Act and other Antitrust Laws applicable to the Transaction as promptly as practicable following the Agreement Date and, with respect to any such filings required under the HSR Act, in no event later than five (5) Business Days after the Agreement Date, (b) comply at the earliest reasonable practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by such Meritas Party or any of such Meritas Party’s Affiliates from the FTC, or any other Governmental Authority in respect of such filings or such transactions, and (c) cooperate with the Buyer and Merger Sub in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, or other Governmental Authority under any Antitrust Laws with respect to any such filing or such transaction.  Each Meritas Party shall promptly inform the Buyer and Merger Sub of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction.  Each Meritas Party shall use its Reasonable Efforts to (i) furnish to the Buyer and Merger Sub all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Transaction and (ii) promptly obtain any clearance required under the HSR Act and any other Antitrust Laws for the Closing and shall keep the Buyer and Merger Sub apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority and shall comply promptly with any such inquiry or request.

8.7                               Carve-Out Financials.

(a)                                 As soon as reasonably practicable after the Agreement Date, Meritas shall prepare and make available to the Buyer Parties (a) copies of the audited financial statements (consisting of a balance sheet, statement of operations, statement of changes in net invested capital and statement of cash flows as of and for the years referenced therein) for the Included Subsidiaries and Chengdu and its Subsidiaries, on a combined basis, as of and for the fiscal years ended June 30, 2014 and June 30, 2013 (the “Prior Period Carve-Out”), (b) copies of the unaudited reviewed financial statements (consisting of a balance sheet, statement of operations, statement of changes in net invested capital and statement of cash flows) for the Included Subsidiaries and Chengdu and its Subsidiaries, on a combined basis, as of and for the nine (9) month period ended March 31, 2015 (which will include a year-on-year comparison to the corresponding fiscal period for the prior year) (the “Q3 Carve-Out”), (c) only if the Closing Date does not occur on or prior to July 15, 2015, copies of the audited financial statements (consisting of a balance sheet, statement of operations, statement of changes in net invested capital and statement of cash flows as of and for the years referenced therein) for the Included Subsidiaries and Chengdu and its Subsidiaries, on a combined basis, as of and for the fiscal year ended June 30, 2015 (the “FY Carve-Out”) and (d) only if the Closing Date does not occur on or prior to October 15, 2015, copies of the unaudited reviewed financial statements (consisting of a balance sheet, statement of operations, statement of changes in net invested capital and statement of cash flows) for the Included Subsidiaries and Chengdu and its Subsidiaries, on a combined basis, as of and for the three (3) month period ended September 30, 2015 (which will include a year-on-year comparison to the corresponding fiscal period for the prior year) (the “Q1

Carve-Out” and, together with the Prior Period Carve-Out, the Q3 Carve-Out and the FY Carve-Out, the “Carve-Out Financials”).

(b)                                 The Meritas Parties shall (i) use their Reasonable Efforts to provide Buyer with the Carve-Out Financials that will be complete and correct in all materials respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading and (ii) ensure that the Carve-Out Financials (A) fairly present in all material respects the financial condition of the Included Subsidiaries and Chengdu and its Subsidiaries on a combined basis, as applicable, as of the applicable date, and the results of operations, changes in net invested capital and cash flows of the Included Subsidiaries and Chengdu and its Subsidiaries on a combined basis for the periods related thereto, subject, in the case of the unaudited Carve-Out Financials, to year-end adjustments, (B) will be prepared based upon the books and records of OldCo and Chengdu, and (C) will be prepared in accordance with GAAP.

(c)                                  Any covenant regarding the Carve-Out Financials in this Section 8.7 is qualified by the fact that the Included Subsidiaries have not operated as separate “stand alone” entities within the Meritas Parties. The Included Subsidiaries will be allocated certain charges and credits for purposes of the preparation of the Carve-Out Financials. Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Included Subsidiaries operated as an independent enterprise.

8.8                               Title Insurance.  With respect to the Owned Property of the Included Subsidiaries located in the United States, the Meritas Parties shall use Reasonable Efforts to assist Buyer and Merger Sub in obtaining, from a nationally recognized title insurance company, an owner’s title insurance policy with respect to such Owned Property, including survey coverage.  Meritas and the Included Subsidiaries shall deliver any affidavits, including customary owner’s affidavits, survey affidavits (no new improvements), gap affidavits and non-imputation affidavits, that such title insurance company shall reasonably require, in form and substance reasonably satisfactory to the title company, in order to deliver the title insurance policies with respect to such Owned Property.

8.9                               Surveys.  To the extent requested by Buyer, the Meritas Parties shall grant to surveyors retained by Buyer or Merger Sub reasonable, appropriate and customary access to the Owned Property during normal business hours so that the surveyors may produce or update surveys of the relevant parcels in each case conforming to the minimum standard detail requirements of ALTA and ACSM, including any Table A items reasonably requested by Buyer or Merger Sub.

8.10                        Landlord Estoppel Certificates.  For each Lease for Leased Property, the Meritas Parties shall use Reasonable Efforts to assist Buyer and Merger Sub in obtaining an estoppel certificate from the landlord thereunder, in form reasonably satisfactory to Buyer and Merger Sub, certifying:  (a) such Lease with such landlord is in full force and effect; (b) to the landlord’s knowledge, there are no defaults under such Lease by any party to such Lease; (c) annexed to such certificate is a true, correct and complete copy of the Lease with such landlord, including all amendments, modifications and waivers; and (d) such other matters as Buyer or Merger Sub, or the lenders to such parties, shall reasonably require.

8.11                        Indebtedness Prepayment Notices.  For each instrument of Indebtedness of Meritas set forth on Schedule 10.2(d), the Meritas Parties shall submit to each applicable creditor a prepayment notice in a form and at such time in accordance with the underlying Contract governing such Indebtedness.

8.12                        Chengdu Covenants.

(a)                                 Prior to the Closing Date, the Meritas Parties shall use Reasonable Efforts to make all required filings with or applications to the Sichuan Education Commission, the Sichuan Civil Affairs Commission and any other Governmental Authority as required in order to register the Chengdu School with the Chengdu Civil Affairs Bureau.

(b)                                 On or following the Closing Date, Sellers shall cooperate with the Buyer Parties and their respective Affiliates to take such actions as are reasonably necessary to replace and substitute the current legal representative, director and supervisor (if applicable) of each of Chengdu WFOE and the Chengdu School and register such replacement and substitution with competent authorities of the PRC.

8.13                        Collège du Léman.  Prior to the Closing Date, the Meritas Parties shall use Reasonable Efforts to assist and cooperate with Francis Clivaz to change the name of, or liquidate, the individual enterprise (Enterprise individuelle) owned by such Person with the firm name “Collège du Léman” or obtain an assignment of the name “Collège du Léman” (provided, that any failure in and of itself to change the name of, or liquidate, the individual enterprise prior to the Closing Date shall not be a breach of this Agreement).

8.14                        Auditor Resignations.  Prior to the Closing Date, the Meritas Parties shall use Reasonable Efforts to obtain undated written resignations, effective as of the Closing, from the auditors list on Schedule 8.14 to the extent the scope of their engagement extends to any Meritas Company.

8.15                        Bank Accounts.  Prior to the Closing Date, the Meritas Parties shall (a) establish a new concentration bank account for the benefit and in the name of Meritas, (b) take such actions as are reasonably necessary so that the depository accounts maintained for the benefit of the Included Subsidiaries are redirected so that all Cash of the Included Subsidiaries is swept or forwarded to the new concentration bank account referenced in clause (a), and (c) deliver to Buyer all documents required to amend all existing instructions by each Meritas Party to its banks to (i) reflect Meritas as the new account holder thereto, (ii) remove the current authorized signatories existing on such bank accounts and (iii) add such new authorized signatories as directed by Buyer, in each case, signed and undated by the relevant authorized Persons.

8.16                        Non-Competition.  For a period of one (1) year after the Closing Date, OldCo shall not (and shall cause its Subsidiaries not to) anywhere in the Territory, directly or indirectly, whether by itself or through an agent, employee or otherwise, or in association with any Person, engage in or own, share in the earnings of, invest in the stock, bonds or other securities of, manage, operate, finance (whether as a lender, investor or otherwise), control, participate in the ownership, management, operation or control of, be employed by, associated with or in any manner be connected with, lend money to, render services or advice to, be engaged by or take part in, or consult or advise, any other Person that is engaged in, the Protected Business; provided, however, nothing in this Section 8.16 will prevent OldCo or its Subsidiaries from (a) owning or operating the schools owned and operated by the Excluded Subsidiaries as of the date hereof and any expansions of such schools or (b) owning, on a passive basis, less than one percent (1%) of any class of securities of an entity engaged in the Protected Business.

ARTICLE IX

COVENANTS OF THE BUYER PARTIES AND THE MERITAS PARTIES

9.1                               Filings; Consents; Etc..  Each of the Buyer Parties shall use Reasonable Efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable in compliance with applicable Laws and Education Laws to consummate and make effective, as soon as reasonably practicable, the Transaction.  Without limiting the generality of the foregoing, each of the Buyer Parties shall (a) give all notices, make all required filings with or applications to Governmental Authorities, and use Reasonable Efforts to obtain all Consents of all Persons necessary for the Parties to consummate the Transaction and (b) cooperate with Meritas to submit to or obtain from any Educational Agency any pre-Closing letters, notices, applications, consents or other documents, in each case, as required by any Educational Law to be submitted to or obtained from any Educational Agency in order to consummate the Transaction (including the resulting change in ownership).  In addition, each of the Buyer Parties agrees to use Reasonable Efforts to cause the conditions set forth in Section 10.1 and Section 10.3 to be satisfied and to consummate the Transaction.

9.2                               Regulatory Filing.  The Buyer Parties shall (a) make any filings required by any of the Buyer Parties or their respective Affiliates under the HSR Act and other Antitrust Laws applicable to the Transaction as promptly as practicable following the Agreement Date and, with respect to any such filings required under the HSR Act, in no event later than five (5) Business Days after the Agreement Date, (b) comply at the earliest reasonable practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by the Buyer Parties from the FTC, the U.S. Department of Justice (the “DOJ”) or any other Governmental Authority in respect of such filings or such transactions, and (c) cooperate with the Meritas Parties in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC or other Governmental Authority under any Antitrust Laws with respect to any such filing or any such transaction.  Each of the Buyer Parties shall use its Reasonable Efforts to (i) furnish to the Meritas Parties all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Transaction and (ii) promptly obtain any clearance required under the HSR Act and any other Antitrust Laws for the Closing and shall keep the Sellers’ Representative apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority and shall comply promptly with any such inquiry or request.  The Buyer Parties agree to take any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority or any other Person so as to enable the Parties to expeditiously close the Transaction, including, to the extent necessary to effect a Closing prior to the Outside Date, consenting to any divestiture or other structural or conduct relief required by any Governmental Authority in order to obtain clearance from such Governmental Authority; provided, that the Buyer Parties may litigate with any Governmental Authority or any other Person in connection with or in response to, or otherwise contest or seek to have vacated or lifted, any ruling, order or other action or demand of any such Governmental Authority or other Person to the extent such litigation or other action would not reasonably be expected to impair the ability of Buyer to close the Transaction prior to the Outside Date.  The Buyer Parties shall be obligated to contest, administratively or in court, any ruling, order or other action of any Governmental Authority or any other Person respecting the Transaction.  The failure of the Buyer Parties to discharge or satisfy its obligations under this Section 9.2, the failure by the Buyer Parties to obtain clearance or expiration of the waiting period under the HSR Act or any other applicable Antitrust Law or the failure by the Buyer Parties to cause to be vacated, modified or suspended any injunction or order resulting from a claim that the Transaction is violative of any Antitrust Laws, in each case prior to the Outside Date, shall be deemed a material breach by the Buyer Parties of this Agreement, unless such failure results from a Meritas Party’s failure, in any material respect, to perform its obligations under Section 8.6.

9.3                               Financing.

(a)                                 Subject to the Buyer’s right to use Substitute Financing, the Buyer shall, and shall cause Nord Education Finance to, use its Reasonable Efforts to obtain the Committed Debt Financing on the terms and conditions described in the Debt Financing Commitment Letter (including any applicable lender flex provisions contained in any related fee letter).  The Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Financing Commitment Letter, if such amendment, modification or waiver (i) reduces the aggregate amount of the Committed Debt Financing or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Committed Debt Financing in a manner that would reasonably be expected to (x) delay or prevent the Closing, or (y) adversely affect the ability of the Buyer or Nord Education Finance to enforce its rights against other parties to the Debt Financing Commitment Letter or the definitive agreements with respect thereto; provided, however, that the Buyer may (A) amend the Debt Financing Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment Letter as of the Agreement Date or (B) otherwise replace or amend the Debt Financing Commitment Letter so long as (I) the terms do not reduce the Committed Debt Financing required to be funded at the Closing pursuant to the terms of the Debt Financing Commitment Letter to less than such amount as is required to consummate the Transaction, and the satisfaction of conditions to funding the Committed Debt Financing is no more onerous on the Buyer than those specified in the Debt Financing Commitment Letter as in effect on the Agreement Date, in each case, in a manner that would reasonably be expected to delay or prevent the Closing and (II) such replacement or amendment otherwise satisfies the terms and conditions of a New Debt Financing Commitment Letter as set forth in Section 9.3(c) below.

(b)                                 The Buyer shall, and shall cause Nord Education Finance to, use its Reasonable Efforts (i) to maintain in effect the Debt Financing Commitment Letter, (ii) to satisfy, observe and perform all conditions to such definitive agreements that are within Buyer’s control and consummate the Financing at or prior to the Closing, (iii) to comply with its obligations under the Debt Financing Commitment Letter, (iv) to enforce its rights under the Debt Financing Commitment Letter and (v) to the extent Substitute Financing is not used in lieu of the Committed Debt Financing to finance the transactions contemplated by this Agreement, enter into definitive agreements with respect to the Committed Debt Financing on the terms and conditions (including the flex provisions) contemplated by the Debt Financing Commitment Letter. The Buyer shall keep the Sellers’ Representative informed on a current basis and in reasonable and sufficient detail of the status of its efforts to arrange the Committed Debt Financing and Substitute Financing.

(c)                                  If (i) any portion of the Committed Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment Letter (including any applicable “market flex” provisions therein) or (ii) the Debt Financing Commitment Letter shall be terminated or modified in a manner materially adverse to the Buyer for any reason, in each case, that would reasonably be expected to delay or prevent the Closing, then the Buyer shall use its Reasonable Efforts over the ensuing twenty (20) Business Days to obtain alternative financing on terms not materially less favorable to the Buyer (taking into account any “market flex” provisions, but not in excess or outside of such “market flex” provisions), in the aggregate, as those contained in the Debt Financing Commitment Letter and in an amount sufficient to consummate the Transaction (the “Alternate Debt Financing”) and, if available, use its Reasonable Efforts to obtain such Alternate Debt Financing and, if obtained, will provide the Sellers’ Representative with a copy of, a new financing commitment letter (the “New Debt Financing Commitment Letter”) that, unless otherwise consented to in writing by the Sellers’ Representative in its sole discretion, (x) provides for at least the amount of Financing as is required to consummate the Transaction and (y) does not impose new or additional conditions that were not contained in the Debt Financing Commitment Letter or otherwise expands, amends or modifies any of the conditions of contingencies that were contained in the Debt Financing Commitment Letter.  To the extent applicable, the Buyer shall, and shall cause Nord Education Finance, to use its Reasonable Efforts (A) to maintain in effect the New Debt Financing Commitment Letter, (B) to the extent Substitute Financing is not used in lieu of the Alternate Debt Financing to finance the transactions contemplated by this Agreement, satisfy all conditions to the definitive agreements that are within Buyer’s control with respect to and consummate the Alternate Debt Financing at or prior to the Closing, and (C) to comply with its obligations, and enforce its rights, under the New Debt Financing Commitment Letter.

(d)                                 Without limiting the generality of the foregoing, the Buyer shall, and shall cause Nord Education Finance to, give the Sellers’ Representative notice, as promptly as reasonably practicable: (i) of any material breach or default by any party to the Debt Financing Commitment Letter or definitive document related to the Committed Debt Financing of which the Buyer becomes aware; and (ii) of the receipt of any written notice or other written communication from any Committed Debt Financing source with respect to any material breach, default, termination or repudiation by any party to any of the Debt Financing Commitment Letter or any definitive document related to the Committed Debt Financing of any provisions of the Debt Financing Commitment Letters or any definitive document related to the Committed Debt Financing, in each case, only to the extent that it would reasonably be expected to delay or prevent the Closing.

(e)                                  The Buyer shall, and shall cause Nord Education Finance to, use its Reasonable Efforts to cause the Financing Sources providing the Financing to fund, on the Closing Date, the Financing required to consummate the Transaction if all conditions to Closing contained in Article X are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions).  For the avoidance of doubt, Buyer acknowledges and agrees that in the event that (i) on the final day of the Marketing Period all or a portion of the Substitute Financing is unavailable or will not fund, (ii) all conditions set forth in Section 10.1 and Section 10.2 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), (iii) the Committed Debt Financing is available to be funded and (iv) Sellers’ Representative, in the name and on behalf of each Seller, has irrevocably confirmed to Buyer in writing that if the Committed Debt Financing is funded on the terms set forth in the Debt Financing Commitment Letter, then Seller would take such actions required of it under this Agreement to cause the Closing to occur, then on such date Buyer shall, and shall cause Nord Education Finance to, borrow under and use the proceeds of the Committed Debt Financing to make the payments pursuant to Section 2.6.  Notwithstanding anything to the contrary herein, the Buyer acknowledges and agrees that (x) the Financing shall not be constructed in any manner to be a condition to the Closing and (y) the only conditions to the Closing are those conditions set forth in Article X.

(f)                                   Notwithstanding anything to the contrary set forth in this Agreement, but subject to and without limiting the penultimate sentence of Section 9.3(e), Buyer shall be entitled to pursue Substitute Financing, the terms of which may differ from the terms set forth in the Debt Financing Commitment Letter, and such Substitute Financing may not constitute Alternate Debt Financing.  No action by Parent, its Affiliates or their respective Representatives in connection therewith shall in and of itself constitute a breach of the obligations of Buyer under this Agreement.

(g)                                  Prior to the Closing, the Meritas Parties shall use their Reasonable Efforts to provide in a timely manner to the Buyer or its Financing Sources, and shall use their Reasonable Efforts to cause their senior management and Representatives, including legal and accounting representatives, to provide to Buyer, in each case at Buyer’s sole expense, all cooperation reasonably requested by the Buyer or its Financing Sources that is necessary in connection with the Financing, including (i) furnishing the Buyer and its Financing Sources as promptly as practicable with all information regarding the business, operations, financial projections and prospects of Meritas and the Included Subsidiaries and Chengdu and its Subsidiaries as may be reasonably requested by the Buyer or its Financing Sources or is customarily delivered by a borrower in financings similar to the Financing, (ii) participating in a reasonable number of meetings (including customary meetings, including one-on-one meetings, with the parties acting as lead arrangers, agents or underwriters for, and prospective lenders or investors of, the Financing and senior management and Representatives, with appropriate seniority and expertise, of Meritas and the Included Subsidiaries and Chengdu and its Subsidiaries), and due diligence sessions, (iii) delivery of customary authorization letters, confirmations and undertakings in connection with the Marketing Material, (iv) preparation and delivery as promptly as practicable to Buyer and its Financing Sources of the Financing Information and Financing Deliverables (including, without limitation, at least five (5) Business Days prior to the Closing Date all documentation and other information about the Meritas Parties as has been reasonably requested in writing by the Financing Sources at least ten (10) Business Days prior to the Closing Date that they reasonably determine is required by regulatory authorities under “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act), (v) consenting to the reasonable use of the Meritas logos in connection with the Financing so long as such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Meritas Parties or the reputation or goodwill of such Persons, (vi) taking such corporate or other actions as are reasonably requested by Buyer or its Financing Source to facilitate the satisfaction on a timely basis of all conditions contained in the Debt Financing Commitment Letter that are within its control and the consummation of the Financing, (vii) requesting that its independent auditors cooperate with the Buyer and/or its Financing Sources with respect to the Financing, including by providing the Specified Auditor Assistance, and (viii) facilitating the pledging of collateral (including obtaining any payoff letters and other cooperation in connection with the repayment or retirement of existing Indebtedness and the release and termination of any and all related Liens); provided that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of Meritas or the Included Subsidiaries or Chengdu and its Subsidiaries.  Neither Meritas nor any of the Included Subsidiaries nor Chengdu and its Subsidiaries shall be required to take any corporate or organizational action or execute any agreement or undertake any contractual obligation with respect to the Committed Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing Date (other than customary authorization letters, confirmations and undertakings in connection with the Marketing Material).  The Meritas Parties shall cooperate with the Buyer and its Financing Sources with the preparation of the Marketing Material and use their Reasonable Efforts to provide Buyer and its Financing Sources such information as may be necessary so that the Financing Information and Marketing Material is complete and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading.  If at any time any Meritas Party believes in good faith that it has delivered to Buyer all Financing Information required as of such date and such Financing Information is Compliant as of such date, it may deliver a written notice to Buyer to such effect (a “Delivery Notice”), in which case the Financing Information required as of such date shall be deemed to have been delivered and to be Compliant as of the date of delivery of such Delivery Notice, unless Buyer in good faith reasonably believes either any Financing Information required as of such date has not been delivered to Buyer or is not Compliant as of such date and, within five (5) Business Days after the date of delivery of the Delivery Notice, delivers a written notice to Sellers’ Representative to that effect and stating with specificity what Financing Information required as of such date it believes it has not received or is not Compliant as of such date (a “Compliance Objection Notice”); provided, however, that for the avoidance of doubt, notwithstanding such five (5) Business Day period, if Buyer does not deliver any such written Compliance Objection Notice during such period, the Financing Information required as of such date shall be deemed to have been delivered as of the date of the Delivery Notice, and to be Compliant as of the date of the Delivery Notice, and such five (5) Business Day period shall not be deemed in any way to extend the Marketing Period. Neither of Meritas nor any of the Included Subsidiaries nor Chengdu or its Subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense (other than reasonable out-of-pocket costs) or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Closing Date.  The Buyer shall indemnify and hold harmless the Meritas Parties, the Included Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 9.3(g)) and any information utilized in connection therewith (other than information provided by the Meritas Parties); provided that the foregoing shall not apply in the case of any Meritas Party’s fraud, willful misconduct or gross negligence.  Notwithstanding anything to the contrary, the condition set forth in Section 10.2(b), as it applies to the Meritas Parties’ obligations under this Section 9.3(g), shall be deemed satisfied unless the Financing has not been obtained primarily as a result of the Meritas Parties’ breach of their obligations under this Section 9.3(g) if such breach impairs or adversely affects the Financing, including the execution, timing and pricing or cost thereof, in any material manner.  The Buyer shall, promptly upon request by the Meritas Parties, reimburse the Meritas Parties for all documented and reasonable out-of-pocket costs incurred by the Meritas Parties or the Included Subsidiaries or Chengdu and its Subsidiaries in connection with this Section 9.3(g).

9.4                               Confidentiality.

(a)                                 Each of the Buyer Parties and the Meritas Parties hereby acknowledges and agrees that the Confidentiality Agreement will continue in full force and effect in accordance with its terms; provided, that (i) the Buyer Parties and the Meritas Parties may disclose such information as may be reasonably necessary in connection with seeking necessary Consents as contemplated hereby or the Financing and (ii) from and after the Closing, the Buyer Parties, the Meritas Companies and their respective Affiliates shall be entitled to disclose to any Person any information related to the business of the Meritas Companies and/or the Target Group Schools, notwithstanding anything to the contrary contained in the Confidentiality Agreement.  Each Buyer Party hereby agrees to be bound by the terms of the Confidentiality Agreement (subject to the foregoing proviso).

(b)                                 For a period of five (5) years from and after the Closing Date, each Seller shall not, and shall cause its Affiliates (including OldCo and the Excluded Subsidiaries) and Representatives not to, directly or indirectly, without the prior written consent of Buyer, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information related to the business of the Meritas Companies and/or the Target Group Schools; provided, that the foregoing restriction shall not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of the Confidentiality Agreement or this Section 9.4(b)) or (B) independently developed by such Seller or any of its Affiliates (including OldCo and the Excluded Subsidiaries but excluding the Meritas Companies) after Closing without reference to or use of the applicable confidential or proprietary information, (ii) prohibit any disclosure (x) required by Law so long as, to the extent legally permissible and feasible, such Seller provides Buyer with reasonable prior written notice of such disclosure and a reasonable opportunity to contest such disclosure, (y) made in connection with the enforcement of any right or remedy relating to this Agreement or the Transaction or (z) by any Seller to its current, potential and future Affiliates, stockholders, members, partners or investors information related to the terms of this Agreement, including the

Purchase Price, and such Seller’s transactions and arrangements with the Meritas Companies prior to the Closing Date, provided that such Seller shall cause such Persons to hold such information subject to the confidentiality provisions of this Section 9.4.

(c)                                  For a period of five (5) years from and after the Closing Date, each Buyer Party shall not, and shall cause its respective Affiliates (including Meritas and the Included Subsidiaries during such period) and Representatives not to, directly or indirectly, without the prior written consent of the Sellers’ Representative, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information related to the business of OldCo (other than with respect to the Included Subsidiaries) and/or the Excluded Subsidiaries; provided, that the foregoing restriction shall not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of the Confidentiality Agreement or this Section 9.4(c)) or (B) independently developed by Buyer or any of its Affiliates (including Meritas and the Included Subsidiaries during such period) after Closing without reference to or use of the applicable confidential or proprietary information, or (ii) prohibit any disclosure (x) required by Law so long as, to the extent legally permissible and feasible, Buyer provides the Sellers’ Representative with reasonable prior written notice of such disclosure and a reasonable opportunity to contest such disclosure or (y) made in connection with the enforcement of any right or remedy relating to this Agreement or the Transaction.

9.5                               Director and Officer Liability and Indemnification.

(a)                                 For a period of six years after the Closing, the Buyer Parties shall not, and shall not permit any of the Meritas Companies to, amend, repeal or modify any provision in any of the Meritas Companies’ certificate or articles of incorporation, bylaws or other equivalent governing documents relating to the exculpation, indemnification or advancement of expenses of any officers and directors (each, a “D&O Indemnified Person”) (unless and to the extent required by Law), it being the intent of the Parties that the officers and directors of the Meritas Companies shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent of the Law and that no change, modification or amendment of such arrangements may be made that will affect any such Person’s right thereto without the prior written consent of that Person.

(b)                                 In addition to the other rights provided for in this Section 9.5 and not in limitation thereof, from and after the Closing, the Buyer Parties shall, and shall cause the Meritas Companies (each, a “D&O Indemnifying Party”) to, to the fullest extent permitted by applicable Law, (i) indemnify and hold harmless (and release from any liability to the Buyer Parties or any of the Meritas Companies), the D&O Indemnified Persons against all D&O Expenses (as defined below) and all losses, claims, damages, judgments and amounts paid in settlement (“D&O Costs”) in respect of any threatened, pending or completed claim, action or proceeding, whether criminal, civil, administrative or investigative, based on or arising out or relating to the fact that such Person is or was a director or officer of any of the Meritas Companies arising out of acts or omissions in such Person’s capacity as a director of officer occurring on or prior to the Closing (including in respect of acts or omissions in connection with this Agreement and the transactions contemplated thereby) (a “D&O Indemnifiable Claim”) and (ii) advance to such D&O Indemnified Persons all D&O Expenses incurred in connection with any D&O Indemnifiable Claim (including in circumstances where the D&O Indemnifying

Party has assumed the defense of such claim) promptly after receipt of statements therefor; provided, however, that the Person to whom D&O Expenses are to be advanced provides an undertaking to repay such advances if it is ultimately and finally determined by a court of competent jurisdiction that such Person is not entitled to indemnification.  Any D&O Indemnifiable Claims shall continue until such D&O Indemnifiable Claim is disposed of or all judgments, orders, decrees or other rulings in connection with such D&O Indemnifiable Claim are fully and finally satisfied.  For the purposes of this Section 9.5(b), “D&O Expenses” shall include reasonable attorneys’ fees and all other reasonable and documented costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or participate in any D&O Indemnifiable Claim, but shall exclude losses, judgments and amounts paid in settlement (which items are included in the definition of D&O Costs).

(c)                                  On or before the Closing, OldCo shall obtain, maintain and fully pay for irrevocable “tail” insurance policies naming the D&O Indemnified Persons as direct beneficiaries with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better financial-strength rating from A.M. Best Company as the Meritas Companies’ current insurance carrier with respect to directors’ liability insurance in an amount and scope at least as favorable to any of the Meritas Companies’ directors and officers as any of the Meritas Companies’ existing policies with respect to matters existing or occurring at or prior to the Closing Date.

(d)                                 In the event that the Buyer Parties or the Meritas Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, the Buyer Parties shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 9.5.

(e)                                  The provisions of this Section 9.5 are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Person referred to in Section 9.5(a), his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

9.6                               Access to Books and Records.

(a)                                 From and after the Closing, the Buyer Parties shall cause the Meritas Companies to provide the Sellers’ Representative with reasonable access (for the purpose of examining and copying), during normal business hours and under reasonable supervision by the Buyer Parties or their respective Representatives, to the financial books and records and minute books of the Meritas Companies and with respect to periods or occurrences prior to the Closing Date in connection with any proper purpose relating to OldCo’s or the Sellers’ prior ownership of the Meritas Companies or this Agreement or the Transaction, subject, in each case, to the confidentiality provisions of Section 9.4.  The Buyer Parties shall not, and shall not permit the Meritas Companies to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any books and records of the Meritas Companies relating to pre-Closing periods, or any portions thereof, without first giving reasonable prior notice to the Sellers’ Representative and offering to surrender to the Sellers’ Representative such books and records or such portions thereof.  Notwithstanding anything to the contrary in this Agreement,  the Buyer Parties and the Meritas Companies shall not be required to disclose any information to the Sellers’ Representative if such disclosure would reasonably be expected to: (i) cause significant competitive harm to its businesses; (ii) jeopardize any attorney-client or other privilege; or (iii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (provided, that the Buyer shall notify the Sellers’ Representative if any such information is being withheld as a result of any such harm or obligation of privilege, Law, fiduciary duty or agreement).

(b)                                 From the Agreement Date until the Closing, subject to the confidentiality provisions of Section 9.4, Sellers shall cause the Meritas Companies to provide the Buyer Parties and their respective Affiliates and Representatives with reasonable access (for the purpose of examining and copying), during normal business hours and under reasonable supervision by OldCo on its Representatives, to the books, records, personnel, officers, Representatives, assets, properties and agreements of the Meritas Companies, and the Sellers shall cause the Meritas Companies to permit the Buyer Parties to make such inspections (but excluding sampling or testing of the environment without the Sellers’ Representative’s prior written consent) as the Buyer Parties may reasonably require, furnish the Buyer Parties during such period with all such information relating to the Meritas Companies as the Buyer Parties may from time to time reasonably request, including financial and operating data and other information relating to the Meritas Companies.  Notwithstanding anything to the contrary in this Agreement, Meritas or OldCo shall not be required to disclose any information to the Buyer Parties if such disclosure would reasonably be expected to: (A) cause significant competitive harm to their respective businesses if the Transaction is not consummated; (B) jeopardize any attorney-client or other privilege; or (C) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (provided, that Meritas or OldCo shall notify the Buyer if any such information is being withheld as a result of any such harm or obligation of privilege, Law, fiduciary duty or agreement).

9.7                               Reorganization.

(a)                                 The Meritas Parties and OldCo, at their sole expense, shall take, or cause to be taken, all actions and do promptly or cause to be done promptly, all things necessary, proper or advisable to effect the Reorganization in accordance with the steps set forth on Exhibit A, including by executing and delivering all related agreements, instruments, certificates and all other documents to effect the Reorganization. The Meritas Parties shall consult with the Buyer regarding the manner and status of the implementation of the Reorganization (including to the extent that the Meritas Parties determine that additional actions, if any, need to occur in connection with the Reorganization) (provided, that (i) such additional actions shall require the prior written consent of Buyer if such additional actions would reasonably be expected to have any adverse tax, accounting, financial, or operational impact on any Buyer Party post-Closing and (ii) any such required consent of Buyer may not be unreasonably withheld, conditioned or delayed) and shall provide the Buyer with copies of all material agreements and instruments executed in connection therewith.

(b)                                 No Meritas Party shall be required to enter into any agreement pursuant to this Section 9.7 that is not contingent upon the Closing.

(c)                                  In connection with the Reorganization, the Meritas Parties shall cause (i) all Meritas Employees, other than Excluded Employees, to have been transferred out of OldCo and Meritas Administrative Services, LLC to Meritas or an Included Subsidiary and (ii) all Employee Plans identified on Schedule 9.7(c) to have been transferred to Meritas or an Included Subsidiary; and, in each case, such transfers shall not result in any Liability to Meritas, any Included Subsidiary or any Buyer Party.  The Meritas Parties shall keep the Buyer informed about the progress of the transfer of such Meritas Employees and Employee Plans.  In particular, the Meritas Parties shall inform the Buyer of any objections against the transfer and any refusal to accept employment with Meritas or one of the Included Subsidiaries.

(d)                                 Without limiting the generality of the provisions of Section 9.7(a) or Exhibit A, prior to the Closing and as part of the Reorganization, OldCo shall, and shall cause Meritas Administrative Services, LLC to, effect all transfers and assignments and take all such actions as are necessary so that as of the Closing any assets, Contracts, rights, Governmental Authorizations, interests or properties to the extent primarily related to the operation of the business of any Meritas Company or any Target Group School (collectively, the “Reorganization Assets”), shall be transferred to Meritas or, at Buyer’s option, any of the other Meritas Companies.  For the avoidance of doubt, the Reorganization shall include those actions described in Schedule 9.7(d)-1, and in all events the Reorganization Assets shall exclude those assets set forth on Schedule 9.7(d)-2.  If prior to the Closing, OldCo and/or Meritas Administrative Services, LLC are not able to transfer or assign any Reorganization Asset as contemplated by this Section 9.7(d) (a “Non-Assignable Reorganization Asset”), whether due to a failure to obtain a Consent, waiver or otherwise (each, a “Third Party Approval”), then OldCo and the Excluded Subsidiaries shall use its Reasonable Efforts to promptly obtain such Third Party Approval from and after the Closing.  Until such Third Party Approval is obtained, to the extent permissible under Law, (i) OldCo or Meritas Administrative Services, LLC shall continue to perform any obligation under such Reorganization Asset, (ii) OldCo or Meritas Administrative Services, LLC shall hold in trust for the benefit of Buyer and its Affiliates (after the Closing), and shall promptly forward to Buyer, any monies or other benefits received pursuant to such Reorganization Asset relating to the Meritas Companies or the Target Group Schools and (iii) the Parties shall use Reasonable Efforts to institute alternative arrangements intended to put the Parties in a substantially similar economic position as if such Reorganization Asset were transferred.  Once the necessary Third Party Approval is obtained, the applicable Reorganization Asset shall be deemed to have been automatically transferred to Buyer or the applicable Meritas Company on the terms set forth in this Agreement, as of the Effective Time, for no additional consideration.

9.8                               Post-Closing Cooperation.

(a)                                 Schedule A of the form Transition Services Agreement attached hereto as Exhibit G (the “Transition Services Agreement”) reflects a summary of services (the “Summary of Services”) anticipated by the parties to be provided pursuant to the Transition Services Agreement after the Closing for the time periods set forth therein.  The Summary of Services may not sufficiently describe all such services in detail.  Accordingly, the parties hereto agree that, from and after the date hereof until the Closing Date, they will negotiate in good faith to refine the description of services included within the Summary of Services so as to provide sufficient operational detail.

(b)                                 In the event that at any time after the Closing and except to the extent otherwise addressed in this Agreement, any of the Sellers, OldCo, Blocker or the Excluded Subsidiaries, receives or otherwise possesses any property or asset (including Cash) that is reasonably necessary to operate the business of the Meritas Companies or that should otherwise belong to Buyer or the Meritas Companies pursuant to this Agreement, Sellers shall promptly transfer, or cause its Affiliates (including OldCo and the Excluded Subsidiaries) to promptly transfer, such asset to Buyer or the applicable Meritas Company (at Buyer’s option), for no additional consideration.  Prior to any such transfer, Sellers shall, and shall cause its Affiliates to, hold such property or asset in trust for the benefit of Buyer.  In the event that at any time after the Closing Date, Buyer or its Affiliates, including the Meritas Companies, receives or otherwise possess any property or asset (including Cash not included as Cash in the Closing Purchase Price Adjustment Schedule) that should belong to the Sellers or their Affiliates (including OldCo and the Excluded Subsidiaries), Buyer shall promptly transfer, or cause its Affiliates (including the Meritas Companies) to promptly transfer, such property or asset to the Sellers or their appropriate Affiliate (at the Sellers Representative’s option), for no additional consideration.  Prior to any such transfer, Buyer shall, and shall cause its Affiliates to, hold such property or asset in trust for the benefit of Sellers.

9.9                               Termination of Intercompany Balances and Affiliate Transactions.

(a)                                 Except as set forth on Schedule 9.9(a)(i), the Meritas Parties shall, and shall cause the Excluded Subsidiaries to, take all necessary actions to ensure, that all Meritas Affiliate Transactions and Chengdu Affiliate Transactions, including those agreements, arrangements or understandings set forth on Schedule 9.9(a)(ii), and all obligations of the Meritas Companies or the Target Group Schools under Contracts with respect thereto, shall be terminated at or prior to the Closing, with no further Liability of the Buyer Parties or their respective Affiliates (including the Meritas Companies) with respect thereto.  In furtherance of the foregoing, to the extent reasonably requested by the Buyer, the Meritas Parties shall provide the Buyer with evidence of termination of any such Meritas Affiliate Transaction, Chengdu Affiliate Transaction or Contract prior to or as of the Closing.

(b)                                 Except as set forth on Schedule 9.9(b), Sellers shall cause all Intercompany Balances to be eliminated by discharge or otherwise in their entirety effective on or prior to the Closing without any adverse tax, accounting, financial, or operational impact on the Meritas Companies post-Closing.

9.10                        Sterling Name.  Promptly following the Closing, the Buyer shall, or shall cause each of the Surviving Company and its Subsidiaries to change such entity’s name as needed to remove any use of the “Sterling” name.

9.11                        Meritas Name.  Promptly following the Closing, Sellers shall, or shall cause each of OldCo and the Excluded Subsidiaries to change such entity’s name as needed to remove any use of the “Meritas” name unless permitted pursuant to any other Transaction Agreement.

9.12                        Insurance.  From and after the Closing, to the extent that (a) any insurance policy owned or controlled by any Seller or their respective Affiliates (including OldCo and the Excluded Subsidiaries) (the “Seller Insurance Policies”) may cover, or permit recovery for, any Losses relating to the Meritas Companies arising out of any occurrence prior to the Closing and (b) the Seller Insurance Policy permits claims to be made thereunder with respect to such Losses, Sellers or their respective Affiliates (including OldCo and the Excluded Subsidiaries) shall cooperate with Buyer in submitting and pursuing claims on behalf of and for the benefit of the applicable Buyer Indemnified Party under any Seller Insurance Policy.

9.13                        Non-Solicitation.

(a)                                 For a period of two (2) years following the Closing Date, no Seller shall, and each Seller shall cause its Affiliates (including OldCo and the Excluded Subsidiaries) and its and their Representatives not to, directly or indirectly, (i) request, induce or attempt to influence any Covered Employee to terminate his or her employment with or service to the Meritas Companies or the Target Group Schools or (ii) hire or employ, or solicit the employment of, or make or extend any offer of employment to, any such Covered Employee.  Nothing in this Section 9.13(a) shall restrict or prevent any Seller from making generalized searches for employees by the use of advertisements in media of any form (including trade media) or by engaging search firms that are not instructed to solicit the employees referenced in the foregoing clause (i) or, in either case, hiring any employee who responds to such generalized searches or search firm solicitations.  The restrictions of this Section 9.13(a) shall cease to apply to a Covered Employee (x) who is terminated by a Meritas Company or Target Group School with or without cause, (y) three (3) months after the date of voluntary termination of his or her employment with the applicable Meritas Company or Target Group School or (z) set forth on Schedule 9.13(a) if, after such Covered Employee has ceased to provide services to Meritas pursuant to the Transition Services Agreement, any such Person elects not to be employed by any of the Buyer Parties or the Meritas Companies.

(b)                                 For a period of two (2) years following the Closing Date, no Buyer Party shall, and each Buyer Party shall cause its Affiliates (including the Surviving Company and the Included Subsidiaries) and its and their Representatives not to, directly or indirectly, (i) request, induce or attempt to influence any Covered Employee to terminate his or her employment with or service to OldCo or the Excluded Subsidiaries or (ii) hire or employ, or solicit the employment of, or make or extend any offer of employment to, any such Covered Employee.  Nothing in this Section 9.13(b) shall restrict or prevent any Buyer Party from making generalized searches for employees by the use of advertisements in media of any form (including trade media) or by engaging search firms that are not instructed to solicit the employees referenced in the foregoing clause (i) or, in either case, hiring any employee who responds to such generalized searches or search firm solicitations.  The restrictions of this Section 9.13(b) shall cease to apply to a Covered Employee (x) who is terminated by an Excluded Subsidiary or OldCo with or without cause, (y) three (3) months after the date of voluntary termination of his or her employment with the applicable Excluded Subsidiary or OldCo or (z) set forth on Schedule 9.13(b) if, after such Covered Employee has ceased to provide services to Meritas pursuant to the Transition Services Agreement, and any such Person elects not to be employed by any of OldCo or the Excluded Subsidiaries.

(c)                                  It is the intention of the parties hereto that the provisions of this Section 9.13 be enforced to the fullest extent permissible, and shall be deemed subject to automatic modification, to the extent necessary to remain enforceable. The unenforceability (or the modification to conform to Law) of any provisions of this Section 9.13 shall not render unenforceable, or impair, the remainder of the provisions of this Section 9.13.  Accordingly, if any provision of this Section 9.13 shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

ARTICLE X

CONDITIONS PRECEDENT TO THE CLOSING

10.1                        Conditions Precedent to Each Party’s Obligations.  The respective obligations of each Party to consummate the Transaction will be subject to the satisfaction, at or prior to the Closing, of all of the following conditions, any one or more of which may be waived in writing at the option of the affected Party:

(a)                                 No Legal Prohibition.  No Law or Order shall be enacted, promulgated, entered or enforced by any court or Governmental Authority which would restrain, enjoin or prohibit the consummation by such Party of the Transaction, and there shall be no Action pending before a court or other Governmental Authority seeking to restrain, enjoin or prohibit the consummation of the Transaction.

(b)                                 No Injunction.  Such Party shall not be prohibited by any Order of a court or Governmental Authority of competent jurisdiction from consummating the Transaction.

(c)                                  Waiting Periods.  All applicable waiting periods (and any extensions thereof) under the HSR Act and any other Antitrust Laws identified on Schedule 10.1(c) shall have expired or otherwise been terminated. All waiting periods applicable to the Transaction under any other Antitrust Law not identified on Schedule 10.1(c) shall have expired or been terminated, except in jurisdictions in which the failure of such waiting periods to have expired or been terminated would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect with respect to the Meritas Companies, taken as a whole.

(d)                                 Other Governmental Approvals.  All actions by or in respect of, or filings with, any Governmental Authority (i) identified on Schedule 10.1(d), or (ii) otherwise required to permit the consummation of the Transaction shall have been taken, made or obtained, other than, in the case of clause (ii), such actions or filings in which the failure to take, make or obtain would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect with respect to the Meritas Companies, taken as a whole.

(e)                                  Regulatory Approvals.  All notices, applications, consents or other documents submitted to or obtained from any Educational Agency as identified on Schedule 8.4 shall have been obtained from the applicable Educational Agency.

(f)                                   Reorganization.  The Reorganization shall have been completed in all respects.

10.2                        Conditions Precedent to Obligations of the Buyer Parties.  The obligations of the Buyer Parties under this Agreement to consummate the Transaction will be subject to the satisfaction, at or prior to the Closing, of all of the following conditions, any one or more of which may be waived in writing at the option of the Buyer or Merger Sub:

(a)                                 Accuracy of Representations and Warranties.  The representations and warranties of (i) Meritas and OldCo in Article III, (ii) Chengdu in Article IV, (iii) the Blocker in Article V, and (iv) the Sellers in Article VI shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect”) as of the Closing Date with the same force and effect as though made at and as of the Closing Date, except where the failures of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Meritas Companies, taken as a whole; provided that (A) representations and warranties that expressly speak as of another specified date, which representations and warranties shall be true and correct as of such specified date, (B) the Specified Meritas Fundamental Representations, and any Meritas Fundamental Representation that is qualified or limited by “materiality” or “Material Adverse Effect”, shall be true and correct in all respects and (C) all other Meritas Fundamental Representations shall be true and correct in all material respects.

(b)                                 Performance of Covenants.  Each of the Meritas Parties shall have performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed or complied with by any of them at or prior to the Closing.

(c)                                  No Material Adverse Change.  No change, effect, event, occurrence, state of facts or development shall have occurred or become known since the date of this Agreement which individually or in the aggregate constitutes a Material Adverse Change for the Meritas Companies, taken as a whole.

(d)                                 Payoff Letters.  For each instrument of Indebtedness of Meritas set forth on Schedule 10.2(d), a payoff letter in a form reasonably acceptable to Buyer and duly executed by each such creditor indicating, among other things, that upon payment of a specified amount, such holder shall release its Liens and other security interests in, and agree to execute Uniform Commercial Code Termination Statements and such other documents or endorsements necessary to release its Liens and other security interests in, the assets and properties of Meritas and its Subsidiaries.

(e)                                  Closing Certificate.  The Buyer shall receive at the Closing a certificate, dated as of the Closing Date and executed by the Sellers’ Representative, certifying the fulfillment of the conditions set forth in Sections 10.2(a) and 10.2(b).

(f)                                   Closing Deliveries.  The Meritas Parties shall have delivered, or caused to be delivered, to the Buyer the items and documents set forth in Section 11.1.

10.3                        Conditions Precedent to Obligations of the Meritas Parties.  The obligations of the Meritas Parties under this Agreement to consummate the Transaction will be subject to the satisfaction, at or prior to the Closing, of all the following conditions, any one or more of which may be waived in writing at the option of the Sellers’ Representative:

(a)                                 Accuracy of Representations and Warranties.  The representations and warranties of the Buyer Parties contained in Article VII shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect”) as of the Closing Date with the same force and effect as though made at and as of the Closing Date, except where the failures of such representations and warranties to be true, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Buyer Parties, taken as a whole; provide that (A) representations and warranties that expressly speak as of another specified date, which representations and warranties shall be true and correct as of such specified date, (B) the Buyer Fundamental Representations that are qualified or limited by “materiality” or “Material Adverse Effect” shall be true and correct in all respects and (c) all other Buyer Fundamental Representations be true and correct in all material respects.

(b)                                 Performance of Covenants.  Each of the Buyer Parties shall have performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed or complied with by such Party on or prior to the Closing.

(c)                                  Closing Certificate.  The Sellers’ Representative shall receive at the Closing a certificate, dated as of the Closing Date and executed by an executive officer of Parent, certifying the fulfillment of the conditions set forth in Sections 10.3(a) and 10.3(b).

(d)                                 Closing Deliveries.  The Buyer Parties shall have delivered, or caused to be delivered, to Meritas, the Sellers, the Sellers’ Representative or the Paying Agent, as applicable, the items and documents set forth in Section 11.2.

ARTICLE XI

CLOSING

11.1                        Deliveries by the Meritas Parties.  At the Closing, the Meritas Parties shall deliver or cause to be delivered to the Buyer:

(a)                                 Instruments of Conveyance of Purchased Equity.  The Instruments of Conveyance, in form and substance satisfactory to the Buyer;

(b)                                 Certificate.  The certificate required by Section 10.2(e);

(c)                                  Transaction Agreements.  Each of the Transaction Agreements duly executed by the Meritas Party that is a party thereto;

(d)                                 Good Standing Certificates.  (i) A good standing certificate with respect to each of Meritas and the Blocker certified by the Secretary of State of Delaware as of a date not more than seven (7) days prior to the Closing Date, and (ii) a good standing certificate for

Chengdu issued by the Registrar of Companies of the Cayman Islands as of a date not more than seven (7) days prior to the Closing Date;

(e)                                  FIRPTA Certificates.  A (i) certificate from Meritas, satisfying the requirements of Treasury Regulation Section 1.1445-11T(d)(2)(i) that no withholding is required under Treasury Regulation Section 1.1445-11T(d)(1) with respect to the sale of Meritas Units and (ii) a non-foreign affidavit dated as of the Closing Date from each of the Blocker Stockholders that complies with Treasury Regulation Section 1.1445-2(b)(2), duly completed and executed by each Blocker Stockholder, certifying as to each Person’s non-foreign status.

(f)                                   Meritas Transaction Expenses Schedule.  A schedule prepared by Meritas and signed by the chief financial officer of Meritas (the “Meritas Transaction Expenses Schedule”), which shall be attached hereto as Schedule 11.1(f), that will reflect the estimated amount of the Transaction Expenses of the Meritas Parties payable to each Person set forth on the Meritas Transaction Expenses Schedule, together with the estimated Aggregate Meritas Transaction Expenses Amount, in each case, as determined pursuant to Section 2.7(b);

(g)                                  Closing Purchase Price Payment Allocation Schedule.  A schedule prepared by Meritas and signed by the chief financial officer of Meritas (the “Closing Purchase Price Allocation Schedule”), which shall be attached hereto as Schedule 11.1(g), that will reflect as determined pursuant to the Meritas Operating Agreement, the 2010 Equity Incentive Plan, this Agreement and applicable Law, the portion of the Purchase Price payable to each Seller;

(h)                                 LMPS Transaction Documents.  Each of the LMPS Transaction Documents duly executed by the Meritas Party that is a party thereto; and

(i)                                     Non-Compete Agreements.  Non-compete agreements in the form attached as Exhibit K executed by each Person set forth on Schedule 11.1(i).

(j)                                    Organizational Documents, etc.  (i) copies of each of the Organizational Documents and books and records (including minute books, equityholder registers, certificates representing equity capital (if applicable) and other similar items) of each of the Meritas Companies, and (ii) a certificate duly executed by an authorized signatory of the applicable Meritas Company, certifying that all books and records of each Meritas Company have been completely and accurately maintained through the Closing Date in accordance with applicable Law in all material respects and are located at the registered office or principal place of business of the applicable Meritas Company.

(k)                                 Resignation Letters. Written resignations, effective as of the Closing, of the directors, managers and officers appointed by the applicable governing body (or persons holding similar positions) of each of the Meritas Companies from their capacities in such positions.

(l)                                     Other Documents.  Such other documents and instruments the Buyer, Merger Sub or their respective counsel shall deem reasonably necessary to consummate the Transaction.

11.2                        Deliveries by the Buyer and Merger Sub.  The Buyer Parties will deliver or cause to be delivered to Meritas, the Sellers, the Sellers’ Representative or the Paying Agent, as applicable:

(a)                                 Payment.  Payment of the amounts as provided in Section 2.6;

(b)                                 Parent Certificate.  The certificate required by Section 10.3(c);

(c)                                  Transaction Agreements.  Each of the Transaction Agreements duly executed by the Buyer Parties (to the extent a party thereto);

(d)                                 Good Standing Certificates.  Certificates of good standing with respect to each of the Buyer Parties issued by the responsible Governmental Authority of the jurisdictions of their respective formation (to the extent any such certificate is routinely issued by any such jurisdiction), certified as of a date not more than seven (7) days prior to the Closing Date;

(e)                                  LMPS Transaction Documents.  Each of the LMPS Transaction Documents duly executed by the Buyer Party that is a party thereto; and

(f)                                   Other Documents.  Such other documents and instruments as the Sellers’ Representative or its counsel shall deem reasonably necessary to consummate the Transaction.

ARTICLE XII

POST-CLOSING MATTERS

12.1                        Tax Matters.

(a)                                 Tax Returns of Meritas and its Subsidiaries.

(i)                                     The Sellers’ Representative shall prepare or cause to be prepared the Tax Returns of Meritas and its Subsidiaries that relate to any Pre-Closing Tax Period (each such Tax Return, an “Meritas Pre-Closing Tax Return”), and such Tax Returns shall be prepared in a manner consistent with past customs and practices employed by Meritas and its Subsidiaries to the extent in compliance with Law. At least thirty (30) days prior to the date on which Meritas or one of its Subsidiaries, as applicable, timely files any income Tax Return relating to any Pre-Closing Tax Period (each such income Tax Return of Meritas or one of its Subsidiaries, a “Meritas Pre-Closing Income Tax Return”) and as soon as reasonably practicable for all other Meritas Pre-Closing Tax Returns, the Seller’s Representative shall submit a draft of each such Meritas Pre-Closing Tax Return to the Buyer for its review and approval prior to filing. In the event that the Buyer has any comments to the draft Meritas Pre-Closing Tax Return, the Buyer shall submit such comments in writing to the Sellers’ Representative within ten (10) days after the Buyer receives the draft from the Sellers’ Representative. The Sellers’ Representative shall incorporate the Buyer’s reasonable comments to each Meritas Pre-Closing Tax Return to the extent that such comment is that the applicable Tax Return is not reported in a manner consistent with past customs and practices employed by Meritas and its Subsidiaries or that the treatment of the applicable Tax Item is not consistent with Law. If the Sellers’ Representative does not agree with the Buyer’s comment and believes that the Meritas Pre-Closing Tax Return is prepared consistent with past customs and practice and consistent with Law, the parties shall attempt to resolve the dispute in good faith and if unable to do so, shall submit the dispute to the Accountants who shall determine which party is correct. To the extent such Meritas Pre-Closing Tax Returns are not filed prior to the Closing Date, the Sellers’ Representative shall send to the Buyer each Meritas Pre-Closing Tax Return no later than five (5) days prior to the due date with respect to such Tax Return (including extensions), which the Buyer shall timely file in the finalized form as received from the Sellers’ Representative and remit any Tax due thereon, if any.  Except to the extent that such Taxes were paid prior to the Closing Date, the Sellers’ Representative, on behalf of the applicable Sellers, shall timely pay or cause to be paid all Taxes shown as due on the Meritas Pre-Closing Tax Returns in accordance with Law.

(ii)                                  The Buyer shall prepare all Tax Returns of Meritas and its Subsidiaries for any Straddle Periods (each, a “Meritas Straddle Period Tax Return”), and, subject to Section 12.1(a)(iv) below, such Straddle Period Tax Returns shall be prepared in a manner consistent with past customs and practices employed with respect to Meritas and its Subsidiaries. At least thirty (30) days prior to the date on which Meritas or one of its Subsidiaries, as applicable, timely files any income Tax Return for the taxable year that includes the Closing Date (each such income Tax Return of Meritas, a “Straddle Period Income Tax Return”) and as soon as reasonably practicable for all other Meritas Straddle Period Tax Returns, the Buyer shall, or shall cause Meritas or one of its Subsidiaries, as applicable, to submit a draft of each Meritas Straddle Period Tax Return to the Sellers’ Representative for its review and approval prior to filing. In the event that the Sellers’ Representative has any comments to the draft Meritas Straddle Period Tax Return, the Sellers’ Representative shall submit such comments in writing to the Buyer within ten (10) days after the Sellers’ Representative receives the draft from the Buyer. The Buyer shall incorporate all of the Sellers’ Representative’s reasonable comments to each Meritas Straddle Period Tax Return to the extent that such comment is that the applicable Tax Item is not reported in a manner consistent with past customs and practices employed by Meritas and its Subsidiaries or that the treatment of the applicable Tax Item is not consistent with Law.  If the Buyer does not agree with the Sellers’ Representative’s comment and believes that the Meritas Straddle Period Tax Return is prepared consistent with past customs and practice and consistent with Law, the parties shall attempt to resolve the dispute in good faith and if unable to do so, shall submit the dispute to the Accountants who shall determine which party is correct, and;

(x)                                 the Buyer shall file, or cause Meritas or one of its Subsidiaries, as applicable. to file, such Meritas Straddle Period Tax Return and remit the Tax due thereon, if any, in a timely manner; and

(y)                                 the Buyer shall immediately submit the finalized Schedules K-1 as follows: (A) the Schedule K-1 for each Member Seller shall be submitted to such Member Seller and (B) the Schedule K-1 for the Blocker shall be submitted to the Sellers’ Representative.

(iii)                               Buyer shall timely pay or cause to be paid all Taxes with respect to any Meritas Straddle Period Tax Return in accordance with Law; provided, however, that, except to the extent such Taxes were paid prior to the Closing Date, Sellers’ Representative, on behalf of the applicable Sellers, shall pay to Buyer no later than three (3) Business Days prior to the due date for filing any such Tax Return the amount of Taxes reported on such Tax Return attributable to a Pre-Closing Tax Period, calculated in accordance with Section 12.1(d)(i) or (ii), as applicable.

(iv)                              Notwithstanding anything to the contrary in Section 12.1(d) below, the parties will employ the closing of the books method and hereby consent to, and agree that each applicable party’s distributive share (including, but not limited to, each Member Seller’s, the Blocker’s and the Buyer’s distributive share) of Meritas’ income, gain, loss, and deduction for the taxable year of Meritas that includes the Closing Date shall be determined on the basis of an interim closing of the books of Meritas as of the close of the business on the Closing Date, and shall not be based on a proration of such items for the entire taxable year.

(b)                                 Tax Returns of Chengdu.

(i)                                     The Sellers’ Representative shall prepare or cause to be prepared the Tax Returns of Chengdu and its Subsidiaries that relate to any Pre-Closing Tax Period (each such Tax Return, a “Chengdu Pre-Closing Tax Return”), and such Tax Returns shall be prepared in a manner consistent with past customs and practices employed by Chengdu and its Subsidiaries to the extent in compliance with Law. At least thirty (30) days prior to the date on which Chengdu or one of its Subsidiaries, as applicable, timely files any income Tax Return relating to any Pre-Closing Tax Period (each such income Tax Return of Chengdu or one of its Subsidiaries, a “Chengdu Pre-Closing Income Tax Return”) and as soon as reasonably practicable for all other Chengdu Pre-Closing Tax Returns, the Seller’s Representative shall submit a draft of each such Chengdu Pre-Closing Tax Return to the Buyer for its review and approval prior to filing. In the event that the Buyer has any comments to the draft Chengdu Pre-Closing Tax Return, the Buyer shall submit such comments in writing to the Buyer within ten (10) days after the Buyer receives the draft from the Seller’s Representative. The Seller’s Representative shall incorporate the Buyer’s reasonable comments to each Chengdu Pre-Closing Tax Return to the extent that such comment is that the applicable Tax Item is not reported in a manner consistent with past customs and practices employed by Chengdu and its Subsidiaries or that the treatment of the applicable Tax Item is not consistent with Law. If the Seller’s Representative does not agree with the Buyer’s comment and believes that the Chengdu Pre-Closing Tax Return is prepared consistent with past customs and practice and consistent with Law the parties shall attempt to resolve the dispute in good faith and if unable to do so, shall submit the dispute to the Accountants who shall determine which party is correct. To the extent such Chengdu Pre-Closing Tax Returns are not filed prior to the Closing Date, the Sellers’ Representative shall send to the Buyer, no later than five (5) days prior to the due date with respect to such Tax Return, including extensions, each Chengdu Pre-Closing Tax Return and, to the extent any Tax payment is reflected as due on such Chengdu Pre-Closing Tax Return, the amount of such Tax due, which Chengdu Pre-Closing Tax Return the Buyer shall timely file in the finalized form as received from the Sellers’ Representative and remit the Tax due thereon, if any.  Except to the extent that such Taxes were paid prior to the Closing Date, the Sellers’ Representative, on behalf of the applicable Seller(s), shall timely pay or cause to be paid all Taxes shown as due on the Chengdu Pre-Closing Tax Returns in accordance with Law.

(ii)                                  The Buyer shall prepare all Tax Returns of Chengdu and its Subsidiaries for any Straddle Periods (each, a “Chengdu Straddle Period Tax Return”) and such Chengdu Straddle Period Tax Returns shall be prepared in a manner consistent with past customs and practices employed with respect to Chengdu and its Subsidiaries to the extent in compliance with Law. At least thirty (30) days prior to the date on which Chengdu or one of its Subsidiaries, as applicable, files any income Tax Return for the taxable year that includes the Closing Date and as soon as reasonably practicable for all other Chengdu Straddle Period Tax Returns, the Buyer shall, or shall cause Chengdu or one of its Subsidiaries, as applicable, to submit a draft of such Tax Return to the Sellers’ Representative for its review and comment prior to the filing of such Tax Return. In the event that the Sellers’ Representative has any comments to such draft Tax Return, the Sellers’ Representative shall submit such comments in writing to the Buyer within ten (10) days after the Sellers’ Representative receives the draft from the Buyer.  The Buyer shall incorporate all of the Sellers’ Representative’s reasonable comments to each such Tax Return to the extent that such comment is that the applicable Tax Item is not reported in a manner consistent with past customs and practices employed by Chengdu and its Subsidiaries or that the treatment of the applicable Tax Item is not consistent with Law.  If the Buyer does not agree with the Sellers’ Representative’s comment and believes that such Tax Return is prepared consistent with past customs and practice and consistent with Law, the parties shall attempt to resolve the dispute in good faith and if unable to do so, shall submit the dispute to the Accountants who shall determine which party is correct.

(iii)                               Buyer shall timely pay or cause to be paid all Taxes with respect to any Chengdu Straddle Period Tax Return in accordance with Law; provided, however, that except to the extent such Taxes were paid prior to the Closing Date, the Sellers’ Representative, on behalf of the applicable Sellers, shall pay to Buyer no later than three (3) Business Days prior to the due date for filing any such Tax Return the amount of Taxes reported on such Tax Return attributable to a Pre-

Closing Tax Period, calculated in accordance with Section 12.1(d)(i) or (ii), as applicable.

(iv)                              No later than thirty (30) days after the Closing Date, the Sellers shall make or cause to be made with the relevant PRC Taxing Authority the relevant Tax filings and disclosures that are required by, and shall make such filings and disclosures in accordance with the requirements of, applicable Law in connection with the Transaction, which includes the Tax Reports and/or other documentation as required pursuant to Bulletin No. 7 and any other PRC Tax Laws (the “Indirect Transfer Tax Filing Documents”) relating to the sale and transfer of the Chengdu shares to the Buyer.  Such Indirect Transfer Tax Filling Documents should fully disclose the whole transaction contemplated under this Agreement. For purposes of this Section 12.1(b)(iv), the Sellers shall, no less than ten (10) days from the Closing Date and before it submits Indirect Transfer Tax Filing Documents to a PRC Tax Authority, (A) confer with the Buyer and the Tax Advisor in good faith regarding the timing and venue of its proposed filing and (B) provide a copy of its Indirect Transfer Tax Filing Documents to the Buyer and the Tax Advisor and consider and accept any reasonable comments raised by the Buyer and the Tax Advisor before the filing.  The following shall be considered adequate evidence that a Tax filing has been made: a copy of the Indirect Transfer Tax Filing Documents in accordance with Bulletin No. 7 and an acknowledgement or receipt in respect of the filing issued by the appropriate PRC Taxing Authority or the original signature of the PRC Taxing Authority on the duplicate of the filing documents submitted that is provided to the Buyer promptly after such filings are made with the relevant PRC Taxing Authority.  To the extent that the Sellers are finally determined to be required by applicable Law, including Bulletin No. 7, to pay any Tax in connection with the Transaction, it shall provide the Buyer, as soon as practicable, with a copy of the Tax Return filing, Tax payment / clearance certificate(s) and receipt(s) of payment issued by the relevant PRC Taxing Authority evidencing the full and timely payment of such Tax in accordance with Law, including Bulletin No. 7.  In addition, the Buyer shall also have the right under Bulletin No. 7 to notify the appropriate PRC Tax Authority for the sale and transfer of the Chengdu shares or take other actions required by Law with respect to the sale of the Chengdu Shares.

(c)                                  Tax Returns of the Blocker.

(i)                                     The Sellers’ Representative shall prepare or cause to be prepared the Tax Returns of the Blocker and that relate to any Pre-Closing Tax Period (each such Tax Return, a “Blocker Pre-Closing Tax Return”), and such Tax Returns shall be prepared in a manner consistent with past customs and practices employed by the Blocker to the extent in compliance with Law. At least thirty (30) days prior to the date on which the Blocker, as applicable, timely files any income Tax Return for relating to any Pre-Closing Tax Period the taxable year that includes the Closing Date (each such income Tax Return of Blocker, a “Blocker Pre-Closing Income Tax Return”) and as soon as reasonably practicable for all other Blocker Pre-Closing Tax Returns, the Seller’s

Representative shall submit a draft of each such Blocker Pre-Closing Tax Return to the Buyer for its review and approval prior to filing. In the event that the Buyer has any comments to the draft Blocker Pre-Closing Tax Return, the Buyer shall submit such comments in writing to the Sellers’ Representative within ten (10) days after the Buyer receives the draft from the Sellers’ Representative. The Sellers’ Representative shall incorporate the Buyer’s reasonable comments to each Blocker Pre-Closing Tax Return to the extent that such comment is that the applicable Tax Item is not reported in a manner consistent with past customs and practices employed by Blocker or that the treatment of the applicable Tax Item is not consistent with Law. If the Seller’s Representative does not agree with the Buyer’s comment and believes that the Blocker Pre-Closing Tax Return is prepared consistent with past customs and practice and consistent with Law, the parties shall attempt to resolve the dispute in good faith and if unable to do so, shall submit the dispute to the Accountants who shall determine which party is correct. To the extent such Blocker Pre-Closing Tax Returns are not filed prior to the Closing Date, the Sellers’ Representative shall send to the Buyer, no later than five (5) days prior to the due date with respect to such Tax Return, including extensions, each Blocker Pre-Closing Tax Return and, to the extent any Tax payment is reflected as due on such Blocker Pre-Closing Tax Return, the amount of such Tax due, which Blocker Pre-Closing Tax Return the Buyer shall timely file in the finalized form as received from the Sellers’ Representative and remit the Tax due thereon, if any.  Except to the extent that such Taxes were paid prior to the Closing Date, the Sellers’ Representative, on behalf of the applicable Sellers, shall timely pay or cause to be paid all Taxes shown as due on the Blocker Pre-Closing Tax Returns in accordance with Law.

(ii)                                  The Buyer shall prepare all Tax Returns of the Blocker for any Straddle Periods (each, a “Blocker Straddle Period Tax Return”), and such Blocker Straddle Period Tax Returns shall be prepared in a manner consistent with past customs and practices employed with respect to the Blocker to the extent in compliance with Law. At least thirty (30) days prior to the date on which the Blocker files any income Tax Return for the taxable year that includes the Closing Date and as soon as reasonably practicable for all other Blocker Straddle Period Tax Returns, the Buyer shall submit a draft of such Tax Return to the Sellers’ Representative for its review and comment prior to the filing of such Tax Return. In the event that the Sellers’ Representative has any comments to such draft Tax Return, the Sellers’ Representative shall submit such comments in writing to the Buyer within ten (10) days after the Sellers’ Representative receives the draft from the Buyer.  The Buyer shall incorporate all of the Sellers’ Representative’s reasonable comments to each such Tax Return to the extent that such comment is that the applicable Tax Item is not reported in a manner consistent with past customs and practices employed by the Blocker or that the treatment of the applicable Tax Item is not consistent with Law.  If the Buyer does not agree with the Sellers’ Representative’s comment and believes that such Tax Return is prepared consistent with past customs and practice and consistent with Law, the parties shall attempt to resolve the dispute in good faith and if unable to do so, shall submit the dispute to the Accountants who shall determine which party is correct.

(iii)                               Buyer shall timely pay or cause to be paid all Taxes with respect to any Blocker Straddle Period Tax Return in accordance with Law; provided, however, that except to the extent such Taxes were paid prior to the Closing Date, Sellers’ Representative, on behalf of the applicable Sellers, shall pay to Buyer no later than three (3) Business Days prior to the due date for filing any such Tax Return the amount of Taxes reported on such Tax Return attributable to a Pre-Closing Tax Period, calculated in accordance with Section 12.1(d)(i) or (ii), as applicable.

(d)                                 Allocation of Taxes Related to Straddle Periods.  In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the period ending on and including the Closing Date shall be:

(i)                                     in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable if the taxable year ended on and included the Closing Date (an interim closing of the books); provided that Taxes resulting from extraordinary actions taken by Buyer at or after the Closing and not otherwise contemplated by this Agreement shall be allocated to the Buyer; and

(ii)                                  in the case of Taxes imposed on a periodic basis with respect to the assets of Meritas, Chengdu or the Blocker, as applicable, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period.

(e)                                  Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including any penalties and interest) incurred in connection with the Transaction (collectively, “Transfer Taxes”) shall be shared equally by the Sellers, on the one hand, and by the Buyer, on the other hand.  The Sellers’ Representative agrees to cooperate with the Buyer in the filing of any returns with respect to the Transfer Taxes, including promptly supplying any information in its possession reasonably requested by the Buyer that is reasonably necessary to complete such returns.  If the Buyer fails to file any returns with respect to Transfer Taxes, the Sellers’ Representative, at the Buyer’s expense, may file such returns.

(f)                                   Tax Proceedings.

(i)                                     Each Party shall notify (A) if Buyer, the Sellers’ Representative, and (B) if Sellers, the Buyer, in each case, in writing within fifteen (15) days of receipt by such Party or any of its Affiliates (including the Meritas Companies) of notice of any claim for Taxes, including notice of any Tax audits, examinations or assessments that could reasonably be expected to give rise to claim for indemnity pursuant to Section 12.1(m) (any such claim, a “Tax Claim”); provided, that the failure of an Indemnified Party to give notice to any Indemnifying Party shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party is materially prejudiced thereby.

(ii)                                  The Sellers’ Representative shall have the right, at its own expense, to control any such audit, examination or proceeding that relates to any Tax Claims relating solely to a taxable period ending on or prior to the Closing Date; provided, that Sellers’ Representative shall keep Buyer reasonably informed as to the status of any such Tax Claim.  If the resolution of such Tax Claim would reasonably be expected to have an adverse effect on the Tax Liability of the Buyer or any of its Affiliates for any Post-Closing Tax Period in excess of the Threshold Amount, then the Buyer shall be entitled to participate in any such Tax Claim at its own expense.  Sellers’ Representative shall not settle or otherwise compromise any Tax Claim related to a taxable period ended on or prior to the Closing Date without the Buyer’s written consent (not to be unreasonably withheld, conditioned or delayed).  In the event that the adverse effect on Buyer exceeds the Threshold Amount, Sellers shall pay Buyer the amount of any such excess.  Such obligation shall not be subject to Section 14.3(b)(i).

(iii)                               With respect to any Tax Claim relating to a Straddle Period, to the extent reasonable, the Tax Items subject to such Tax Claim shall be distinguished and each Party shall control the defense and settlement of those Taxes for which it is liable at its own expense.  If any Tax Item cannot be identified as being a Liability of either only Sellers, on the one hand, or only Buyer, on the other hand, or, in each case, if any Tax Item cannot be separated from a Tax Item for which the other Party is liable, the Party which has the greater potential Liability for those Tax Items that cannot be so attributed or separated (or both) shall control the defense and settlement of the Tax Claim; provided, that, such Party defends the items as reported on the relevant Tax Return.  With respect to any Tax Claim subject to this Section 12.1(f), (i) the controlling Party shall keep the other reasonably informed as to the status of such Tax Claim and (ii) if the resolution of such Tax Claim would reasonably be expected to have an adverse effect on the Tax Liability of the non-controlling Party or any of its Affiliates, then the non-controlling Party shall be entitled to participate in any such Tax Claim at its own expense. The controlling Party shall not settle or otherwise compromise any Tax Claim related to a Straddle Period without the other Party’s written consent (not to be unreasonably withheld, conditioned or delayed).

(g)                                  Allocation of Purchase Price.  The Purchase Price (and any additional consideration) shall be allocated by the Sellers’ Representative among the Purchased Equity and Meritas Units (other than those held by the Blocker) in accordance with Schedule 12.1(g)-1.  The portion of the Purchase Price so allocated to the Meritas Units (other than those held by the Blocker) shall be allocated by the Sellers’ Representative among the assets of Meritas in accordance with the methodology set forth in Schedule 12.1(g)-2.  The Merger is intended to be treated for income tax purposes as a purchase of all equity interests in Meritas not held by the Blocker.  The Buyer and each Meritas Member agree to file all U.S. Federal, state and other Tax Returns (including to reflect the computation of the adjustment to the bases of Meritas’ assets pursuant to Section 743(b) of the Code) in accordance with such allocations.

(h)                                 Certain Tax Elections.  The Buyer shall not, and shall not permit any of its Affiliates to, make any election under (i) Sections 336 or 338 of the Code (or any analogous or similar state or local, or foreign law or regulation, if any) with respect to any transaction contemplated by this Agreement, or (ii) Treasury Regulation 301.7701-3 (or any analogous or similar state, local, or foreign law or regulation) for any Meritas Company effective on or before the Closing Date.

(i)                                     Other Tax Actions.  The Buyer covenants that, without the prior written consent of the Sellers’ Representative or as required by Law, it will not, and will not cause or permit the Meritas Companies, or any Affiliate of the Buyer to, amend any Tax Returns for any Pre-Closing Tax Period or any Straddle Period or agree to the waiver or any extension of the statute of limitations relating to any Taxes of the Meritas Companies for any Pre-Closing Tax Period or Straddle Period, with respect to a Tax Claim for which Seller has asserted control under Section 12.1(f)(ii) or (iii). In addition, the Buyer covenants that without the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed) it will not, and will not cause or permit the Meritas Companies, or any Affiliate of the Buyer, to (i) take any action, including the sale of assets, on the Closing Date other than in the ordinary course of business, (ii) make the payment of any dividend or (iii) make a distribution, that could increase the Tax liability of the Sellers or any Affiliate of the Sellers for any Pre-Closing Tax Period (each such action, a “Buyer Tax Action”).

(j)                                    Tax Refunds.  The Buyer shall, or shall cause the Meritas Companies to pay to the Sellers’ Representative (for payment to the applicable Sellers) any Tax refunds received by the Buyer, the Meritas Companies or any of their Affiliates (or Tax refunds to which the Buyer, the Meritas Companies or any of their Affiliates become entitled) with respect to Taxes of the Meritas Companies for all Pre-Closing Tax Periods and any Straddle Periods (to the extent the refund for such Straddle Period is allocated to periods prior to the Closing Date) within fifteen (15) days of receipt of any such Tax refund or entitlement thereto; provided, however, that the Sellers shall not be entitled to any Tax refunds pursuant to this Section 12.1(j) to the extent that such Tax refund (i) was accrued as a receivable on the books and records of the Companies and included in the Net Working Capital (ii) is paid from Taxes paid by Buyer, (iii) is less than the Threshold Amount, or (iv) arises after the expiration of the Survival Date.  For the avoidance of doubt, Tax refunds shall not include any refunds or reductions in Tax attributable to (i) the carryback of a Tax attribute arising out of a Post-Closing Tax Period or (ii) the carryforward of a Tax attribute arising out of a Pre-Closing Tax Period to a Post-Closing Tax Period.  If, prior to the expiration of the Survival Date, the Sellers’ Representative determines that any of the Meritas Companies are entitled to file or make a formal or informal claim for refund or an amended Tax Return providing for a refund with respect to a Pre-Closing Tax Period or any Straddle Period, upon Sellers’ reasonable request, Buyer shall, or shall cause its relevant Affiliate, to initiate a claim for such Tax refund or amend any Tax Return in accordance with applicable Tax Laws and official statements of any responsible Taxing Authority in order to realize any such Tax refund; provided, however, that Buyer and its Affiliates shall not be required to initiate such Tax refund claim or amend such Tax Return if it can reasonably be expected that such Tax refund claim or Tax Return amendment would increase the Tax Liability of Buyer or its relevant Affiliate for any Post-Closing Tax Period.

(k)                                 Cooperation and Records Retention.  Except as otherwise set forth in the Transition Services Agreement or the Services Agreement, the Sellers’ Representative and the Buyer shall (i) each provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, audit, or other examination by any Taxing Authority or judicial or administrative proceedings relating to liability for Taxes, (ii) each retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding, or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other or any Meritas Company for any period.  Without limiting the generality of the foregoing, the Meritas Companies shall retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such returns for all Tax periods or portions thereof ending before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the Sellers’ Representative with a reasonable opportunity to review and copy the same. Each party shall bear its own expenses in complying with the foregoing provisions.

(l)                                     Tax Sharing Agreements.  Any and all existing Tax Sharing Agreements, other than (i) Commercial Agreements or (ii) purchase agreements for the assets or stock with third parties, of the Blocker, Chengdu and its Subsidiaries, Meritas and the Included Subsidiaries shall be terminated prior the Closing.  After such date, none of the Blocker, Chengdu and its Subsidiaries, Meritas and the Included Subsidiaries shall have any rights or obligations under any such terminated agreement.

(m)                             Tax Indemnification.

(i)                                     Except to the extent taken into account in the calculation of the final Closing Purchase Price Adjustment Schedule pursuant to Section 2.7, Sellers hereby, jointly and severally, indemnify the Buyer Indemnified Parties against, and agree to hold each of them harmless from, in each case without duplication, any and all Losses arising out of or relating to (i) Taxes of any Seller, (ii) Taxes of the Blocker, Chengdu and its Subsidiaries, OldCo, Meritas and the Included Subsidiaries with respect to any Pre-Closing Tax Period; (iii) Taxes to the extent based up, arising out of or resulting from the Reorganization; (iv) Taxes to the extent based upon, arising out of, or resulting from any breach by Sellers of any covenant contained in this Section 12.1; (v) Taxes to the extent based upon, relating to or arising from any breach of any representation or warranty contained in Sections 3.8, 4.8 and 5.6; and (vi) any Losses and Taxes (including, without limitation, any penalties and interest thereon) which may be charged or imposed by any Governmental Authority on the Buyer in connection with the sale of the Chengdu Shares (including in connection with any failure by Buyer to withhold and settle any Taxes related to any gains realized by the Sellers on the sale of the

Chengdu Shares hereunder and failure to perform reporting by the Buyer as may be required by Bulletin No. 7 and/or any failure by Sellers to pay any Taxes related to any gains realized on the sale of the Chengdu Shares hereunder). In the event that Sellers are required to pay any amounts to any Buyer Indemnified Party pursuant to this Section 12.1(m)(i), Buyer may elect, at its option and in lieu of receiving direct payment from Sellers, to have such amount satisfied from the Escrow Account and/or paid by off-set or set-off against the purchase price payable by Buyer (if ever) for the outstanding equity interests in LMPS pursuant to the put and call provisions of the LMPS LLC Agreement.  Notwithstanding the foregoing, Sellers shall have no liability for any Taxes to the extent such Taxes are imposed on the Blocker, Chengdu and its Subsidiaries, OldCo, Meritas or the Included Subsidiaries as a result of a Buyer Tax Action.

(ii)                                  Buyer hereby indemnifies the Seller Indemnified Parties against, and agrees to hold each of them harmless from, in each case without duplication, any and all (i) Taxes of the Blocker, Chengdu and its Subsidiaries, and Meritas and the Included Subsidiaries for any Post-Closing Tax Period; and (ii) Taxes to the extent based upon, arising out of, or resulting from any breach by Buyer or any of its covenants contained in this Section 12.1.

(iii)                               The representations and warranties of Sellers in Section 3.8, 4.8 and 5.6 and the covenants of the Parties in this Section 12.1 (including the obligations to indemnify under Sections 12.1(m)(i) and (ii)) shall survive the Closing until the Survival Date.  No claim may be made or brought by a Party after the expiration of the applicable survival period unless such claim has been asserted by written notice specifying the details supporting the claim on or prior to the expiration of the applicable survival period.

(iv)                              Notwithstanding anything to the contrary in this Agreement and except for Sections 14.3(b), 14.7  and 14.8, Article XIV shall not apply and this Section 12.1(m) shall control with respect to Taxes.

12.2                        Employee Matters.

(a)                                 The Buyer shall provide, or shall cause to be provided, to each Meritas Employee annual base salary and base wages, cash incentive compensation opportunities and benefits (excluding equity-based compensation), in each case, on the terms and conditions that the Buyer determines in its sole discretion.

(b)                                 For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the New Employee Plans, each Meritas Employee shall be credited with his or her years of service with Meritas before the Closing Date, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.  In addition, and without limiting the generality of the foregoing, (i) each Meritas Employee shall be immediately eligible to participate, without any waiting period, in any and all New Employee Plans to the extent coverage under such New Employee Plan is replacing comparable coverage under an Old Employee Plan, and (ii) for purposes of each New Employee Plan providing medical, dental, pharmaceutical and/or vision benefits to any Meritas Employee, the Buyer shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Employee Plan to be waived for such Meritas Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Employee Plans in which such Meritas Employee participated immediately prior to the Closing Date.  The Buyer shall use commercially reasonable efforts to cause any eligible expenses incurred by any Meritas Employee and his or her covered dependents during the portion of the plan year of the Old Employee Plan ending on the date such Meritas Employee’s participation in the corresponding New Employee Plan begins to be taken into account under such New Employee Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Meritas Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Employee Plan.

(c)                                  From and after the Closing Date, the Buyer shall cause the Surviving Company to honor all obligations under the Old Employee Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the Closing Date; provided, however, that, subject to the requirements of Section 12.2(a), nothing herein shall prohibit the Surviving Company from amending or terminating any particular Old Employee Plan to the extent permitted by its terms or applicable Law.

(d)                                 The Surviving Company shall unconditionally assume all of the obligations of OldCo under its severance agreements, by written instrument delivered to the participant or executive (or his or her beneficiary or estate, as applicable), in accordance with the terms of such agreements set forth on Schedule 12.2(d); provided such severance agreement has been disclosed to Buyer and is set forth on Schedule 3.18(a).

(e)                                  The provisions of this Section 12.2 shall be binding upon and are solely for the benefit of the Parties, and no current or former Meritas Employee or any other individual associate therewith shall be regarded for any purpose as a third party beneficiary of the Agreement and nothing herein shall be construed as an establishment of or an amendment to any Old Employee Plan for any purpose.  Nothing contained in this Section 12.2 or any other provision of this Agreement, express or implied, is intended to confer upon any Meritas Employee any right to continued employment for any period of continued receipt of any specific benefit or compensation.

ARTICLE XIII

SELLERS’ REPRESENTATIVE

13.1                        Appointment of Sellers’ Representative.  Each of the Sellers, hereby or shall pursuant to a duly completed and validly executed Letter of Transmittal (i) irrevocably constitutes and appoints OldCo (the “Sellers’ Representative”) as his, her or its true and lawful attorney in fact and agent, (ii) agrees that this power of attorney is irrevocable and coupled with an interest and (iii) authorizes the Sellers’ Representative to act for such Seller in his, her or its name, place and stead, in any and all capacities and to do and perform every act and thing required or permitted to be done in connection with the Transaction, except as otherwise set forth herein, as fully to all intents and purposes as such Seller might or could do in person, including, without limitation:

(a)                                 execute and deliver such amendments, modifications, alterations and waivers to this Agreement and the Transaction Agreements from time to time as the Sellers’ Representative deems necessary or advisable;

(b)                                 consent to any amendment or modification to, or waive any provision or remedy under, the Debt Financing Commitment Letter as the Sellers’ Representative deems necessary or advisable;

(c)                                  deliver and receive opinions, certificates and other documents required at or in connection with this Agreement, the Transaction Agreements or the Transaction, and to agree to waivers or modifications of any such opinions, certificates or other documents;

(d)                                 determine the presence (or absence) of claims for indemnification against the Buyer pursuant to Article XIV;

(e)                                  deliver all notices required to be delivered by a Seller who is an Indemnifying Party or a Seller Indemnified Party under this Agreement, including, without limitation, any notice of a claim for which indemnification is sought under Article XIV;

(f)                                   receive all notices required to be delivered to a Seller who is an Indemnifying Party or a Seller Indemnified Party under this Agreement, including, without limitation, any notice of a claim for which indemnification is sought under Article XIV;

(g)                                  take any and all action on behalf of any Seller or any Seller Indemnified Party from time to time as the Sellers’ Representative may deem necessary or desirable to or resolve and/or settle claims under this Agreement, including, without limitation, Article XIV;

(h)                                 make any determinations and settle any matters in connection with the adjustments to the Meritas Purchase Price pursuant to Section 2.7 and authorize any payment to any Buyer Party or release from the Escrow Account in connection therewith;

(i)                                     authorize delivery to any Buyer Indemnified Party of any portion of the Escrow Amount in satisfaction of claims brought by any Buyer Indemnified Party for Losses pursuant to Article XIV;

(j)                                    take any and all action on behalf of any Seller from time to time as the Sellers’ Representative may deem necessary or desirable to consummate the Transaction, including, without limitation, exercising any of the remedies provided in Section 16.15; and

(k)                                 take any action, or refrain from taking any action, to terminate this Agreement pursuant to Section 15.1 on behalf of any Seller from time to time as the Sellers’ Representative may deem necessary or desirable.

13.2                        Ratification; Binding Effect.  Each Seller, hereby or shall pursuant to a duly completed and validly executed Letter of Transmittal, grants unto Sellers’ Representative full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the Transaction, as fully to all intents and purposes as such Seller might or could do in person, hereby ratifying and confirming all that the Sellers’ Representative may lawfully do or cause to be done by virtue hereof.  Each Seller, hereby or shall pursuant to a duly completed and validly executed Letter of Transmittal, acknowledges and agrees that upon execution and delivery by the Sellers’ Representative of this Agreement or any amendments, modifications, alterations or waivers hereof or agreements, opinions, certificates and other documents executed and delivered by the Sellers’ Representative pursuant to Section 13.1, such Seller shall be bound by such documents as fully as if such Seller had executed and delivered such documents.

13.3                        Replacement of Sellers’ Representative.  In the event that the Sellers’ Representative is no longer able to carry out the duties and perform the obligations of the Sellers’ Representative hereunder, the Sellers, or their duly authorized Representatives, by action by holders of a majority of the outstanding Class A Units as of the Agreement Date, shall promptly appoint a replacement reasonably believed by such Person to be capable of carrying out the duties and performing the obligations of the Sellers’ Representative.  The replacement Sellers’ Representative shall thereafter promptly provide the Buyer with notice of such replacement.

13.4                        Indemnification.  Each Seller, hereby or pursuant to a duly completed and validly executed Letter of Transmittal, shall severally and not jointly indemnify the Sellers’ Representative and hold the Sellers’ Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Sellers’ Representative and arising out of or in connection with the acceptance or administration of the Sellers’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Sellers’ Representative.  Each Seller, hereby or pursuant to a duly completed and validly executed Letter of Transmittal, further agrees that (i) any conflict of interest between the Sellers’ Representative, on the one hand, and such Seller, on the other hand, will not give rise to any presumption against the Sellers’ Representative nor will it limit or impair its right to indemnification hereunder and (ii) the Sellers’ Representative does not owe any fiduciary duties (whether express or implied) to such Seller.

13.5                        Acknowledgement.  Each Seller, hereby or pursuant to a duly completed and validly executed Letter of Transmittal acknowledges and agrees that the Buyer Parties shall be able to rely conclusively without any duty of inquiry on the instructions and decisions of the Sellers’ Representative as to any actions required to be taken by the Sellers’ Representative hereunder (including any action taken or purported to be taken by or on behalf of the Sellers), and no party hereunder shall have any cause of action against the Buyer Parties for any action taken by any Buyer Party in reliance upon the instructions or decisions of the Sellers’ Representative.

ARTICLE XIV

INDEMNIFICATION

14.1                        Survival of Covenants, Representations and Warranties of the Meritas Parties; Time Limits on Indemnification Obligations of the Meritas Parties.

(a)                                 With respect to the representations and warranties of Meritas and OldCo contained in Article III, Chengdu in Article IV and the Blocker in Article V, such representations and warranties shall survive the Closing until the Survival Date; provided, that the representations and warranties contained in Sections 3.3, 4.3 and 5.3 shall survive until the ten (10) year anniversary of the Closing Date.  No Buyer Indemnified Party will be indemnified and held harmless for any liability for a breach of any representation or warranty in Articles III, IV and V of this Agreement (other than the representations and warranties contained in Sections 3.3, 4.3 and 5.3) unless the Sellers’ Representative and the Escrow Agent is given written notice from such Buyer Indemnified Party asserting a claim, with reasonable supporting details for such claim, on or before the Survival Date.

(b)                                 With respect to the representations and warranties of the Blocker Stockholders and the Chengdu Stockholder contained in Article VI, such representations and warranties shall survive the Closing until the Survival Date; provided, that the representations and warranties contained in Sections 6.1 and 6.2 shall survive until the ten (10) year anniversary of the Closing Date.  No Buyer Indemnified Party will be indemnified and held harmless for any liability for a breach of any representation or warranty in Article VI (other than the representations and warranties contained in Sections 6.1 and 6.2) unless the Sellers’ Representative and the Escrow Agent is given written notice from such Buyer Indemnified Party asserting a claim, with reasonable supporting details for such claim, on or before the Survival Date.

(c)                                  With respect to any covenant or agreement of the Sellers or their Affiliates (after the Closing) contained in this Agreement that contemplate performance thereof following the Closing, such covenants and agreements shall survive the Closing in accordance with their respective terms until fully performed or fulfilled.

14.2                        Survival of the Buyer’s Covenants, Representations and Warranties; Time Limits on Buyer’s Indemnification Obligations.

(a)                                 All of the representations and warranties of the Buyer Parties contained in Article VII shall survive the Closing until the Survival Date.  No Seller Indemnified Party will be indemnified and held harmless for any liability for a breach of any representation or warranty in Article VII unless the Buyer or the Surviving Company is given written notice from the such Seller Indemnified Party asserting a claim, with reasonable supporting details for such claim, on or before the Survival Date.

(b)                                 With respect to any covenants and agreements of the Buyer Parties or their respective Affiliates (after the Closing) contained in this Agreement that contemplate performance thereof following the Closing, such covenants and agreements shall survive the Closing in accordance with their respective terms until fully performed or fulfilled.

14.3                        Indemnification of the Buyer Indemnified Parties.

(a)                                 From and after the Closing, subject to the limitations set forth in this Article XIV, each Seller hereby agrees, jointly and severally to the extent of any recovery from the Escrow Amount and otherwise on a several basis, to indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Losses sustained or incurred by any Buyer Indemnified Party, resulting from or arising out of (i) any inaccuracy of a representation or warranty made in Articles III, IV, V or VI as of the Agreement Date or as of the Closing Date as if made on such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which need be so true and correct only as of such specified date), (ii) any breach of any covenant or agreement in this Agreement that, by its terms, contemplates or provides for performance by any Meritas Party prior to the Effective Time, (iii) any breach of a covenant or agreement made by any Seller or its Affiliates (after the Closing) in this Agreement that contemplates performance after the Closing, (iv) any inaccuracies in the Closing Purchase Price Allocation Schedule and any claims from the Sellers (including the Meritas Members) relating to, or arising out of, the allocation and payment of the Purchase Price and (v) the Reorganization.  For purposes of this Section 14.3(a), full effect shall be given to any “material,” materiality,” “in all material respects,” “Material Adverse Effect” or qualifications of similar import contained in a Meritas Party’s representations and warranties for purposes of determining whether an inaccuracy in or breach thereof has occurred, but if an inaccuracy or breach has occurred, such qualifications therein shall not be given effect for purposes of calculating the Losses incurred by any Buyer Indemnified Party.

(b)                                 If any Buyer Indemnified Party becomes entitled to any indemnification pursuant to Section 12.1(m) or Section 14.3(a) of this Agreement, the right of such Buyer Indemnified Party to recover in connection therewith shall nevertheless be limited as follows:

(i)                                     no such Losses shall be payable until the total of all such Losses (excluding any breach or series of related breaches for which the Losses attributable to such breaches do not exceed the Threshold Amount) exceeds the Deductible, and then only the amounts in excess of the Deductible shall be payable; provided, however, that in the case of indemnification obligations arising from a breach of the Meritas Fundamental Representations or pursuant to Sections 14.3(a)(iii) or 14.3(a)(iv), the Deductible shall not apply in such cases;

(ii)                                  the sole and exclusive source of satisfaction and payment for any such Losses shall be the funds held by the Escrow Agent under the terms of the Escrow Agreement, and the Sellers shall not have any obligation, responsibility or liability for the satisfaction and payment of any indemnification obligations under Section 12.1(m) or Section 14.3(a) beyond the funds held by the Escrow Agent under the terms of the Escrow Agreement, except in the case of fraud, a breach of the representations and warranties contained in Sections 3.3, 4.3, 5.3, 6.1 or 6.2 or pursuant to Section 14.3(a)(iv); and

(iii)                               in no event shall any Seller have Liability for any Losses in excess of the amount of proceeds actually received by such Seller in respect of the Purchased Equity.

(c)                                  From and after the Closing, subject to the limitations set forth in Section 14.6, OldCo hereby agrees to indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Losses sustained or incurred by any Buyer Indemnified Party, resulting from or arising out of the operation of the businesses of OldCo and the Excluded Subsidiaries, or any of their respective past, present or future businesses, properties or assets.  In the event of any indemnification pursuant to this Section 14.3(c), the applicable Buyer Indemnification Party may elect to have its claim satisfied from funds held by the Escrow Agent (if any) under the terms of the Escrow Agreement and/or directly from OldCo.

14.4                        Indemnification of the Seller Indemnified Parties.  From and after the Closing, subject to the limitations set forth in this Article XIV, the Buyer agrees to indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses sustained or incurred by any Seller Indemnified Party resulting from or arising out of (i) any inaccuracy of a representation or warranty made by the Buyer Parties in Article VII as of the Agreement Date or as of the Closing Date as if made on such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which need be so true and correct only as of such specified date), (ii) any breach of any covenant or agreement made by the Buyer Parties or the Surviving Company in this Agreement or (iii) Meritas or any of the Included Subsidiaries, or any of their respective businesses, properties or assets post-Closing so long as, in the case of clause (iii), the matters underlying such Losses have not given, or would not reasonably be expected to give, rise to a claim for indemnification pursuant to Section 14.3(a).  For purposes of this Section 14.4, full effect shall be given to any “material,” materiality,” “in all material respects,” “Material Adverse Effect” or qualifications of similar import contained in a Buyer Party’s representations and warranties for purposes of determining whether an inaccuracy in or breach thereof has occurred, but if an inaccuracy or breach has occurred, such qualifications therein shall not be given effect for purposes of calculating the Losses incurred by any Seller Indemnified Party.

14.5                        Indemnification Procedure for Third Party Claims.

(a)                                 In the event that, subsequent to the Closing, an Indemnified Party receives notice of the assertion of a Third Party Claim against such Indemnified Party, the Indemnified Party shall promptly give written notice thereof together with a statement of any available information regarding such claim to the Indemnifying Party; provided that no delay in or failure to give such notice pursuant to this Section 14.5(a) will adversely affect any of the other rights or remedies that such Indemnified Party has under this Agreement, or alter or relieve the Indemnifying Party’s obligation to indemnify such Indemnified Party, except to the extent the Indemnifying Party is materially prejudiced thereby.  The Indemnifying Party shall have the right upon written notice to the Indemnified Party, within thirty (30) days after receipt from the Indemnified Party of notice of such claim to conduct at its expense the defense against such claim in its own name with counsel selected by the Indemnifying Party and not reasonably objected to by the Indemnified Party.  In the event that the Indemnifying Party elects to conduct the defense of the subject claim, the Indemnified Party will use Reasonable Efforts to cooperate with and make available to the Indemnifying Party such assistance and materials as may be reasonably requested by it, and the Indemnified Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing, provided that the Indemnified Party shall have the right to compromise and settle the claim only with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.  The Indemnifying Party shall hold in confidence all such information provided by the Indemnified Party under this Section 14.5(a) on the terms and subject to the conditions contained in the Confidentiality Agreement or Section 9.4, as applicable.  Notwithstanding the foregoing, the Indemnifying Party shall not have the right of access to information of the Indemnified Party relating to any information the disclosure of which would jeopardize any legal privilege or work-product privilege available to the Indemnified Party or any of its Affiliates relating to such information. Notwithstanding the foregoing, the Indemnifying Party will not have the right to assume the defense of any Third Party Claim or will cease to defend against such claim, if (i) injunctive or other equitable relief or relief for other than money damages that the Indemnified Party reasonable determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages, is sought and could be imposed against the Indemnified Party, (ii) in the event the Third Party Claim were to be unfavorably decided, it would reasonably be likely to lead to Losses, liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder (other than to the extent of the Deductible) or Losses in excess of amounts then-held in the Escrow Account, (iii) at the time of the assumption and thereafter, the Indemnifying Party fails to demonstrate its ability to conduct the investigation, defense or prosecution actively and diligently, (iv) the Third Party Claim relates to or arises in connection with any criminal or quasicriminal Action, or (v) the Indemnifying Party is also a party or has an interest in such Third Party Claim, which interest conflicts with the interests of the Indemnified Party based on the advice of outside legal counsel.  If an offer is made to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 14.5(a) only upon the prior written consent of the Indemnified Party, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give prompt written notice to the Indemnified Party to that effect.  Notwithstanding the foregoing, no consent of the Indemnified Party shall be required for the Indemnifying Party to settle any Third Party Claim if (A) such settlement offer (1) requires only the payment of money damages for which the Indemnified Party is entitled to full indemnification and does not impose any continuing obligation on any Indemnified Party or its Affiliates, (2) provides, as a condition precedent thereto, a binding, complete, irrevocable and unconditional release from all Losses with respect to the subject matter thereof in favor of all Indemnified Parties that are a party to such Third Party Claim and their respective Affiliates and (3) does not require any Indemnified Party or its Affiliates to (x) admit any wrongdoing or acknowledge any rights of any Person or (y) waive any rights that the Indemnified Party may have against the Person making the Third Party Claim, (B) where such Buyer Indemnified Party is the Indemnified Party, the Sellers’ Representative agrees in writing that the entire amount of such proposed settlement constitutes Losses that are from the Escrow Account then available for distribution, subject to the other provisions of this Agreement and (C) the amount of such proposed settlement will not exceed the limitations contained in this Article XIV.

(b)                                 In the event that, subsequent to the Closing, an Indemnified Party becomes aware of a claim for indemnification pursuant to Section 14.3 that would not be a Third Party

Claim (a “Direct Claim”), the Indemnified Party shall promptly give written notice thereof together with a statement of any available information regarding such Direct Claim to the Indemnifying Party; provided that no delay in or failure to give such notice pursuant to this Section 14.5(b) will adversely affect any of the other rights or remedies that such Indemnified Party has under this Agreement, or alter or relieve the Indemnifying Party’s obligation to indemnify such Indemnified Party, except to the extent the Indemnifying Party is materially prejudiced thereby.  Upon confirmed receipt by the Indemnifying Party of a notice of a Direct Claim, the Indemnifying Party shall have thirty (30) days from the receipt of such Claim Notice to notify the Indemnified Party that the Indemnifying Party disputes such Direct Claim, or reserves rights with respect to such Direct Claim pending more information with respect thereto.  If the Indemnifying Party does not notify the Indemnified Party of such dispute or reservation of rights within such initial thirty (30) day period, then the Indemnified Party may provide a subsequent written notice to the Indemnifying Party (a “Demand Notice”), provided that any such Demand Notice shall reassert the Direct Claim and assert the Indemnified Party’s good faith estimate of the Losses with respect to such Direct Claim.  Upon confirmed receipt by the Indemnifying Party of a Demand Notice, if the Indemnifying Party shall not have notified the Indemnified Party that the Indemnifying Party disputes such Direct Claim, or reserves rights with respect to such Direct Claim pending more information with respect thereto, within thirty (30) days from such confirmed receipt of such Demand Notice, then the amount of such Direct Claim shall be deemed, conclusively, a liability of the Indemnifying Party subject to the limitations set forth in this Article XIV.  If the Indemnifying Party does timely notify the Indemnified Party of such dispute, or reservation of rights, then the Indemnified Party shall have thirty (30) days to respond in a written statement to the objection of the Indemnifying Party.  If after such thirty (30) day period there remains a dispute as to any such Direct Claim, then the Indemnified Party and the Indemnifying Party shall attempt in good faith for a period not to exceed thirty (30) additional calendar days to agree upon the rights of the respective Parties with respect to such Direct Claim.  If the Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by the Indemnifying Party and the Indemnified Party.  If the Parties do not agree within such additional thirty (30) day period, then the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Article XIV.

14.6                        Calculation of Losses.

(a)                                 The amount of any Losses payable under this Article XIV by the Indemnifying Party shall be net of any (i) amounts actually recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor, in each case, net of any expenses reasonably incurred by such Indemnified Party in collecting such amounts (including, to the extent applicable, any applicable deductible, reasonable costs of collection or increases to premiums directly attributable to such claims for Losses), and (ii) the Tax benefits actually realized by the Indemnified Party (that is a permanent benefit and not a timing benefit) arising from the incurrence or payment of any such Losses in the year of such Loss or the subsequent two (2) years.  If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses reasonably incurred by such Indemnified Party in collecting such amount (including, to the extent applicable, any applicable deductible, reasonable costs of collection or increases to premiums directly attributable to such claims for Losses).  The Indemnified Party shall use Reasonable Efforts to collect any amounts available under such insurance coverage or from such other party alleged to have responsibility therefor prior to making any claim for indemnification under this Article XIV.

(b)                                 The Indemnifying Party shall not be liable under this Article XIV for any (i) Losses relating to any matter to the extent that it is included in the calculation of Closing Indebtedness as finally determined pursuant to Section 2.7 or there is included in the Closing Purchase Price Adjustment Schedule as finally determined pursuant to Section 2.7 a specific liability or reserve relating to such matter, (ii) Losses that are for consequential (other than for reasonably foreseeable consequential damages), incidental (other than for reasonably foreseeable incidental damages), indirect or punitive damages (other than with respect to Third Party Claims), (iii) Losses for lost profits which are not reasonably foreseeable, or (iv) Losses based upon any multiplier of Meritas’ or Chengdu’s earnings, including, without limitation, earnings before interest, tax, depreciation or amortization or any other valuation metric.

(c)                                  The Indemnified Parties shall take, and shall cause their respective Affiliates to take, all reasonable steps in accordance with applicable Law to mitigate their Losses upon and after becoming aware of the existence of such Losses.

(d)                                 If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses and the Indemnified Party could have recovered all or a part of such Losses from a third party based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such rights to proceed against such third party as are necessary to permit the Indemnifying Party to attempt to recover from such third party the amount of such indemnification payment; provided that no Indemnified Party shall be required to assign such rights if such third party is an employee, client, supplier or tuition payer of the Indemnified Party so long as the Indemnified Party pursues recovery against such third party and transfers any proceeds recovered by the Indemnified Party to the Indemnifying Party.

14.7                        Exclusion of Other Remedies.  From and after the Effective Time, the remedies set forth in this Article XIV and Section 12.1(m) constitute the sole and exclusive remedies for recovery of any Losses whatsoever arising out of or relating to this Agreement and the Transaction; provided, however, that nothing in this Agreement shall prevent or limit a cause of action (i) with respect to fraud, (ii) with respect to disputes pursuant to Section 2.7 (which disputes under Section 2.7 will be resolved in accordance with the dispute resolution mechanisms set forth therein) or (iii) to obtain specific performance pursuant to Section 16.15 in connection with any post-Closing covenants or agreements hereunder.

14.8                        Tax Treatment of Payments.  The Parties agree that any indemnification payments made pursuant to this Article XIV or Section 12.1(m) shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by Law.

ARTICLE XV

TERMINATION

15.1                        Termination.  This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing (it being agreed that the Party hereto terminating this Agreement pursuant to this Section 15.1 shall give prompt written notice of such termination to the other Party or Parties hereto):

(a)                                 by mutual written agreement duly executed by the Sellers’ Representative and Parent;

(b)                                 by either the Sellers’ Representative, on the one hand, or Parent, on the other hand, if the Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 15.1(b) shall not be available (i) to or on behalf of any Party whose action or failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in any of the conditions to the Closing set forth in Article X of this Agreement having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement and (ii) to the Buyer Parties during the pendency of any proceeding brought by the Sellers’ Representative (on behalf of the Meritas Parties) for specific performance of this Agreement pursuant to Section 16.15(c);

(c)                                  by Parent in the event that (i) no Buyer Party is then in material breach of its covenants, agreements and other obligations under this Agreement which material breach would result in a failure of the condition set forth in Section 10.3(b), and (ii) any of the Meritas Parties shall have breached or otherwise violated any of such Meritas Party’s material covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of any of the Meritas Parties set forth in this Agreement shall have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, (A) would give rise to the failure of a condition set forth in Sections 10.2(a) or 10.2(b) and (B) (x) cannot be cured by such breaching Meritas Party or by the Sellers’ Representative on behalf of such breaching Meritas Party prior to the Outside Date or (y) if capable of being cured, shall not have been cured (1) within fifteen (15) calendar days following receipt of written notice from Parent of such breach, violation or inaccuracy or (2) any shorter period of time that remains between the date Parent provides written notice of such breach, violation or inaccuracy and the Outside Date;

(d)                                 by the Sellers’ Representative, on behalf of the Meritas Parties, in the event that (i) none of the Meritas Parties is then in material breach of his, her or its covenants, agreements and other obligations under this Agreement which material breach would result in a failure of the condition set forth in Section 10.2(b), and (ii) the Buyer Parties shall have breached or otherwise violated any of their respective material covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of the Buyer Parties set forth in this Agreement shall have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, (A) would give rise to the failure of a condition set forth in Sections 10.3(a) or 10.3(b) and (B) (1) cannot be cured by the Buyer Parties prior to the Outside Date or (2) if capable of being cured, shall not have been cured (x) within fifteen (15) calendar days following receipt of written notice from the Sellers’ Representative of such breach, violation or inaccuracy or (y) any shorter period of time that remains between the date the Sellers’ Representative provides written notice of such breach, violation or inaccuracy and the Outside Date; or

(e)                                  by the Sellers’ Representative, if (i) the conditions set forth in Sections 10.1 and 10.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied on the date the Closing should have been consummated by the Buyer pursuant to the terms of this Agreement, including Section 2.3, (ii) the Sellers’ Representative has irrevocably confirmed in writing that the Meritas Parties are ready, willing and able to consummate the Closing on that date, (iii) the Closing would be consummated if the Buyer Parties would comply with their obligations hereunder, and (iv) the Buyer Parties fail to consummate the Closing within three (3) Business Days following such date; provided, that during such three (3) Business Day period following the date on which the Closing should have occurred pursuant to Section 2.3, no Party shall be entitled to terminate this agreement pursuant to Section 15.1(b).

15.2                        Notice of Termination; Effect of Termination.

(a)                                 Any proper and valid termination of this Agreement pursuant to Section 15.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other Party or Parties, as applicable.  In the event of the termination of this Agreement pursuant to Section 15.1, this Agreement shall be of no further force or effect without liability of any Party or Parties, as applicable (or any director, officer, employee, affiliate, agent or other representative of such Party or Parties) to the other Party or Parties, as applicable, except (a) for the terms of Section 9.4, this Section 15.2, Section 15.3, and Article XVI, each of which shall survive the termination of this Agreement, and (b) that, subject to Section 15.3(c), nothing herein shall relieve or release any Party or Parties, as applicable, from any Liability to any other Party or Parties, as applicable, for any willful or intentional material breach of any covenant or agreement or fraud in connection with this Agreement occurring or existing on or prior to such termination. In addition to the foregoing, no termination of this Agreement shall affect the obligations of any of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

(b)                                 In the event that this Agreement is terminated by the Sellers’ Representative pursuant to pursuant to Sections 15.1(d) or 15.1(e), then Parent shall pay the Termination Fee pursuant to Section 15.3.

(c)                                  In the event that this Agreement is terminated pursuant to Section 15.1, to the extent required by the Confidentiality Agreement and only upon written request of the Sellers’ Representative, the Buyer Parties shall, as promptly as practicable and in no event later than five (5) Business Days following such termination, return to Meritas or destroy, and will cause its Representatives to return to Meritas or destroy, all of the documents and other materials received from any Meritas Party or their respective Affiliates and/or Representatives relating to any of them or the transactions contemplated by this Agreement, whether so obtained before or after execution of this Agreement, and each Buyer Party (or, if such Buyer Party is not signatory thereto, its Affiliate signatory thereto) shall comply with all of its obligations under the Confidentiality Agreement.

15.3                        Fees.

(a)                                 In the event this Agreement is terminated by the Sellers’ Representative pursuant to Sections 15.1(d) or 15.1(e), Parent shall pay to the Sellers’ Representative, on behalf of the Meritas Parties, a cash fee equal to the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by the Sellers’ Representative, within two (2) Business Days after such termination.

(b)                                 If Parent fails to timely pay any amount due pursuant to this Section 15.3, interest shall accrue on such amount from the required date of payment to the date of actual payment at four percent (4%) per year in excess of the prime rate of interest as published in The Wall Street Journal (changing as and when such rate changes). In the event any Party commences litigation or arbitration with respect to payment of the Termination Fee pursuant to this Agreement, the non-prevailing party shall pay the prevailing party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees).

(c)                                  Notwithstanding anything to the contrary in this Agreement, in the event that Parent pays the Termination Fee pursuant to Section 15.3(a), receipt by the Seller’s Representative of the Termination Fee shall be the sole and exclusive remedy of the Meritas Parties and their respective Affiliates against (i) the Buyer Parties or any of their respective former, current, or future equityholders, general or limited partners, stockholders, controlling persons, managers, members, directors, officers, employees, Affiliates, agents, attorneys or assignees of the Buyer Parties, and any future equityholders, general or limited partners, stockholders, controlling persons, managers, members, directors, officers, employees, Affiliates, agents, attorneys or assignees of the foregoing (collectively, the “Buyer Group”) for any Loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Transactions to be consummated, and upon payment of such amounts, none of the Buyer Group shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions (except that such parties shall remain obligated for, and the Meritas Parties may be entitled to remedies with respect to, the Confidentiality Agreement, and the indemnification, reimbursement and expense obligations of the Buyer contained in Section 9.3(g)), whether by or through attempted piercing of the corporate veil, in equity or at law, in contract, in tort, by virtue of any applicable Law or otherwise, and (ii) any lender or prospective lender, lead arranger, arranger, agent or Representative of or to Buyer, including, each party to the Debt Financing Commitment Letter, and their respective Affiliates, and their respective officers, directors, employees, agents, successors and assigns.

(d)                                 Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that in no event shall Parent be required to pay the Termination Fee on more than one occasion.  Each of the Parties hereto for itself and on behalf of its Affiliates and each of their respective equityholders, general or limited partners, stockholders, controlling persons, managers, members, directors, officers, employees, agents and attorneys, acknowledges that (i) the agreements contained in this Section 15.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement, and (ii) the

Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Meritas Parties and the Sellers in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of Transaction, which amount would otherwise be impossible to calculate with precision.

ARTICLE XVI

MISCELLANEOUS

16.1                        Notices, Consents, Etc.  Any notices, consents or other communications required to be sent or given hereunder by any of the Parties shall in every case be in writing and shall be deemed properly served if and when (a) delivered by hand, (b) transmitted by facsimile with confirmation of transmission, (c) delivered by Federal Express or other express overnight delivery service, or registered or certified mail, return receipt requested, or (d) transmitted by email, so long as the sender of such email has not received an automatic email from the applicable email server indicating a delivery failure, to the Parties at the addresses as set forth in Schedule 16.1 or at such other addresses as may be furnished in writing.  Date of service of such notice shall be (x) the date such notice is delivered by hand or by facsimile or electronic mail, (y) one (1) Business Day following the delivery by express overnight delivery service, or (z) three (3) days after the date of mailing if sent by certified or registered mail.

16.2                        Severability.  The unenforceability or invalidity of any term or provision of this Agreement shall not affect the enforceability or validity of any other term or provision.

16.3                        Assignment; Successors.  Neither this Agreement, nor any rights, obligations or interests hereunder, may be assigned by any Party hereto, except with the prior written consent of the other Parties hereto; provided each Buyer Party shall be permitted to assign all or any of its rights and duties hereunder to one or more of its Affiliates or the collateral assignment of this Agreement to the Financing Sources pursuant to the terms of the Financing; provided, further that no such assignment will relieve such Buyer Party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto and their respective successors and assigns.

16.4                        Counterparts; Facsimile Signatures.  This Agreement may be executed simultaneously in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

16.5                        Expenses.

(a)                                 Sellers’ Expenses.  Except as otherwise provided in Section 16.5(b), the Sellers shall pay for all costs and expenses incurred or to be incurred by any of the Meritas Parties, in negotiating and preparing this Agreement and the Transaction Agreements and in closing and carrying out the Transaction, including the fees owed to Meritas’ Investment Banker and Katten Muchin Rosenman LLP, and all costs and expenses incurred to obtain the irrevocable “tail” insurance policies contemplated by Section 9.5(c).

(b)                                 Buyer’s Expenses.  The Buyer Parties shall pay for all costs and expenses incurred or to be incurred by (i) the Buyer Parties, in negotiating and preparing this Agreement and the Transaction Agreements and in closing and carrying out the Transaction, (ii) the Surviving Company on and after the Closing in carrying out the Transaction and (iii) the Meritas Parties in connection with the preparation and delivery of the Carve-Out Financials, including any costs and expenses incurred in connection with the audit thereof and any Specified Auditor Assistance.  The Buyer will pay the costs and expenses set forth in clause (iii) of the prior sentence as and when incurred by the Meritas Parties.

(c)                                  Notwithstanding the foregoing, the filings fees necessary for the filings contemplated by Sections 8.4, 8.6, 9.1 and 9.2 shall be shared equally by the Sellers, on the one hand, and by the Buyer, on the other hand.

16.6                        Headings.  The headings of this Agreement are included for reference purposes only and shall not affect the construction or interpretation of any of the provisions of this Agreement.

16.7                        Entire Agreement; Amendment and Waiver.

(a)                                 This Agreement, the preamble and recitals to this Agreement, the Schedules and the Exhibits attached hereto and the Transaction Agreements (all of which shall be deemed incorporated in this Agreement and made a part hereof), together with the Confidentiality Agreement, set forth the entire understanding of the Parties with respect to the Transaction, supersede all prior discussions, understandings, agreements and representations and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any Party in connection with the negotiation of the terms hereof.  For the avoidance doubt, in the event of any conflict or discrepancy between the provisions of the Chengdu Local Transfer Agreement and this Agreement, the terms of this Agreement shall govern.

(b)                                 This Agreement and any provision hereof may be amended, waived or modified only by a written instrument executed by all of the Parties or, in the case of the waiver, by the Party waiving its rights hereunder.  No failure of any Party to exercise any right or remedy given to such Party under this Agreement or otherwise available to such Party or to insist upon strict compliance by any other Party with respect to its obligations hereunder, and no custom or practice of the Parties in variance with the terms hereof, shall constitute a waiver of any Party’s right to demand exact compliance with the terms hereof, unless such waiver is set forth in writing and executed by such Party.  Any such written waiver shall be limited to those items specifically waived therein and shall not be deemed to waive any future breaches or violations or other non-specified breaches or violations unless, and to the extent, set forth therein.

(c)                                  Notwithstanding anything to the contrary contained herein, Sections 7.5, 9.3, 15.3, 16.7, 16.8, 16.12, 16.13, 16.14, 16.15(e) and 16.19 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplement, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

16.8                        Third Party Beneficiaries.  Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the Parties to this Agreement, any rights or remedies under or by reason of this Agreement, except (a) as set forth in or contemplated by the terms and provisions of Article XIV with respect to any Indemnified Party, (b) the directors and officers of the Meritas Companies solely with respect to Section 9.5 and (c) the Financing Sources shall be express third party beneficiaries of Sections 7.5, 9.3, 15.3, 16.7, 16.8, 16.12, 16.13, 16.14 16.15(e) and 16.19, each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

16.9                        Disclosure Generally.  All Schedules attached hereto are incorporated herein and expressly made a part of this Agreement as though completely set forth herein.  All references to this Agreement herein or in any of the Schedules shall be deemed to refer to this entire Agreement, including all Schedules; provided, however, that information furnished in any particular Schedule shall be deemed to be included in another Schedule if such information is readily apparent on its face as having application to such other Schedule notwithstanding the absence of a cross-reference contained therein.

16.10                 Acknowledgment by the Buyer Parties.  Each Buyer Party acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, operations, assets, liabilities and properties of Meritas, including without limitation, with respect to its realization rate and the assumptions, estimates and judgments utilized and relied upon with respect thereto, and Meritas’ ownership and use rights with respect to intellectual property.  In making its determination to proceed with the Transaction, each Buyer Party has relied and will rely on the results of its own independent investigation and verification and the limited representations and warranties of the Meritas Parties expressly and specifically set forth in this Agreement, including the Schedules.  Each Buyer Party further acknowledges that, except as set forth herein, no promise or inducement for this Agreement was offered by any Meritas Party or any of his, her or its respective Representatives or relied upon by such Buyer Party. SUCH REPRESENTATIONS AND WARRANTIES BY THE MERITAS PARTIES CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE MERITAS PARTIES TO THE BUYER PARTIES IN CONNECTION WITH THE TRANSACTION, AND EACH OF BUYER PARTY UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OR PROSPECTS OF MERITAS) ARE

SPECIFICALLY DISCLAIMED BY THE MERITAS PARTIES.  With respect to all materials that are described as having been made available to the Buyer Parties, such materials shall be deemed to have been made available to the Buyer Parties and the Buyer Parties shall be deemed to have knowledge thereof if the Buyer or any of its Representatives or agents have been granted access to the electronic dataroom hosted by Intralinks maintained on behalf of the Meritas Parties and such materials were available in the dataroom as of three (3) Business Days prior to and through the Agreement Date (as evidenced by a DVD or CD-ROMs imprinted with all such documents or information and delivered by the Sellers’ Representative to Buyer promptly following the Agreement Date).

16.11                 Interpretive Matters.  Unless the context otherwise requires, (a) all references to articles, sections, schedules or exhibits are to Articles, Sections, Schedules or Exhibits in this Agreement, (b) each accounting term not otherwise defined in this Agreement or the Schedules or Exhibits has the meaning assigned for it in accordance with GAAP, (c) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, feminine or neuter gender shall include the masculine, feminine and neuter, (d) the terms “include,” “includes,” or “including” means by way of example and not by way of limitation and shall be deemed to be followed by the words “without limitation,” (e) all dollar ($) amounts are stated in United States dollars, (f) all references to “days” means calendar days and all references to time mean Eastern Time in the United States of America, in each case unless otherwise indicated, (g) the words, “hereby,” “herewith,” “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof, (h) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, and (i) derivative forms of defined terms will have correlative meanings. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

16.12                 Governing Law.

(a)                                 This Agreement shall be construed and governed in accordance with the Laws of the State of Delaware, without regard to its Laws regarding conflicts of Law.  Each Party (a) represents and warrants that there is no treaty or other applicable Law that would prevent this Agreement from being construed and governed in accordance with the Laws of the State of Delaware and (b) irrevocably waives any right to challenge the application of the Laws of the State of Delaware to this Agreement and the Transaction.

(b)                                 Notwithstanding anything to the contrary in this Agreement, any claim, controversy or dispute arising under or related in any way to the Financing or the Transaction (including any claim, controversy or dispute against or involving any Financing Source, including their respective successors and permitted assigns) shall be construed and governed in accordance with the laws of the State of New York without regard to its Laws regarding conflicts of Law that would cause the application of the Laws of any jurisdiction other than the State of New York.

16.13                 Submission to Jurisdiction.

(a)                                 All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or Federal court within the State of Delaware) and the Parties hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.  Each Party agrees that service of summons and complaint or any other process that might be served in any action or proceeding may be made on such Party by sending or delivering a copy of the process to the Party to be served at the address of the Party and in the manner provided for the giving of notices in Section 16.1.  Nothing in this Section 16.13(a), however, shall affect the right of any Party to serve legal process in any other manner permitted by Law.  Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law.

(b)                                 Notwithstanding anything to the contrary in this Agreement, all actions and proceedings involving a Financing Source arising out of or relating to the Financing or the Transaction shall be heard and determined exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and, solely with respect to the Financing, the Parties hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding against the Financing Sources and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.  Each Party agrees that service of summons and complaint or any other process that might be served in any such action or proceeding may be made on such Party by sending or delivering a copy of the process to the Party to be served at the address of the Party and in the manner provided for the giving of notices in Section 16.1.  Nothing in this Section 16.13(b), however, shall affect the right of any Party to serve legal process in any other manner permitted by Law.  Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law.  In addition, each party hereto hereby irrevocably agrees not to permit any of its Affiliates to bring or support any other Person in bringing any action or proceeding covered by this Section 16.13(b) in any other court.

16.14                 Waiver of Jury Trial.  EACH OF THE PARTIES ACKNOWLEDGE AND AGREE THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE FINANCING, OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF, OR

RELATING TO, THIS AGREEMENT, THE FINANCING, OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.14.

16.15                 Remedies.

(a)                                 Except as otherwise provided herein, including Section 14.7, Section 15.2 and Section 15.3, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)                                 The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement, including Articles VIII, IX, XII, XIV and XV, were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree, subject to Section 15.3(c) and Section 16.15(c), that in the event of any breach or threatened breach by any of the Meritas Parties, on the one hand, or the Buyer Parties, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Sellers’ Representative (on behalf of the Meritas Parties), on the one hand, and the Buyer Parties, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement, in each case without posting a bond or undertaking. The Sellers’ Representative (on behalf of the Meritas Parties), on the one hand, and the Buyer Parties, on the other hand, hereby agree not to raise any objections to the availability of any such equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement.  The Parties further agree that (x) by seeking the remedies provided for in this Section 16.15(b), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages), and (y) nothing set forth in this Section 16.15(b) shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 16.15(b) prior or as a condition to exercising any termination right under Article XV (and pursuing damages after such termination), nor shall the commencement of any proceeding pursuant to this Section 16.15(b) or anything set forth in this Section 16.15(b) restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article XV or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)                                  Notwithstanding Section 16.15(b), it is explicitly agreed that the Meritas Parties shall be entitled to specific enforcement of the Buyer Parties’ obligations to effect the Transactions on the terms and subject to the conditions of this Agreement, including by demanding the Buyer to comply with its obligations under Section 9.3 with respect to the Debt Financing Commitment Letter, only in the event that (i) all conditions set forth in Section 10.1 and Section 10.2 shall have been satisfied (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing), (ii) the Financing has been funded or will be funded at the Closing, (iii) the Buyer Parties fail to complete the Closing in accordance with Section 2.3 and (iv) Sellers’ Representative, in the name and on behalf of each Seller, has irrevocably confirmed in writing that if specific performance is granted and the Financing is funded, then it would take such actions required of it under this Agreement to cause the Closing to occur.  For the avoidance of doubt, in no event shall the Meritas Parties be entitled to enforce specifically the Buyer Parties’ obligations to consummate the Transaction if the Financing has not been funded (or will not be funded at the Closing).

(d)                                 To the extent any Party brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such action, suit or proceeding, or (ii) such other time period established by the court presiding over such action, suit or proceeding.

(e)                                  Notwithstanding any provision of this Agreement to the contrary, the Sellers, Seller Related Parties and the Meritas Parties agree that none of the Financing Sources shall have any liability or obligation to any Seller, Seller Related Party or the Meritas Parties relating to this Agreement or any of the transactions contemplated herein (including the Financing), including, without limitation, any special, consequential, punitive, exemplary or indirect damages or damages of a tortious nature.  Nothing in this Section 16.15(e) shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Financing Commitment Letter to each other or in connection therewith.

16.16                 Acknowledgment.  The Parties acknowledge and agree that, for each Party that is not a natural Person (each such Person, a “Corporate Person”), none of such Corporate Person’s parents, Subsidiaries, affiliates, investors, officers, directors, shareholders, members, employees, agents, Representatives, equity or debt holders, or any of their respective parents, Subsidiaries, affiliates, investors, officers, directors, members, shareholders, employees, agents, Representatives, equity or debt holders, shall have any obligation or liability for any amounts due or that may become due, for any reason, under or in any way related to this Agreement, including, but not limited to, any amounts payable pursuant to Articles XIV or XV, unless such Person is also a Party. This Section 16.16 is intended to and shall preclude any Indemnified Party from alleging or pursuing any claim that depends on or is based on the doctrine of “alter ego,” “piercing the corporate veil” or any other argument or law seeking to hold any Person other than the Corporate Persons that are the signatories to this Agreement responsible for any obligation that may arise as a result of this Agreement, or the termination of this Agreement.

16.17                 Further Assurances.  Each of the Parties shall, at the request of the other Parties hereto, execute and deliver any further instruments or documents and take all such further actions as are reasonably requested of it in order to consummate and make effective the Transaction.

16.18                 Public Announcements.  No Party will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transaction without the prior consent of the Buyer (in the case of the Meritas Parties) or the Sellers’ Representative (in the case of the Buyer Parties), which consent will not be unreasonably withheld or delayed; provided, however, that nothing herein shall prohibit any Party from issuing or causing publication of any such press release or public announcement to the extent that such Party determines such action to be required by Law (or otherwise required by the SEC or the New York Stock Exchange or any rules or regulations promulgated by any such authorities), in which case the Party making such determination will, if practicable in the circumstances, use Reasonable Efforts to allow the other Parties reasonable time to comment on such release or announcement in advance of its issuance.

16.19                 Non-Recourse.  This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities and Persons that are expressly identified as the Parties hereto in their capacities as such and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or Affiliates of any Party hereto, or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith.  Without limiting the rights of any Party against the other Parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

16.20                 Conflicts and Privilege.  Each Buyer Party, on behalf of itself and its respective Affiliates (which, for this purpose, shall be deemed to include the Meritas Companies) agrees that, notwithstanding any current or prior representation of the Meritas Companies by Katten Muchin Rosenman LLP (the “Sellers’ Firm”), such Sellers’ Firm shall be allowed to represent the Sellers in any matters and disputes adverse to such Buyer Party and/or the Meritas Companies that relate to this Agreement or the other Transaction Agreements or the Transaction.  Each Buyer Party, on behalf of itself and its respective Affiliates (which, for this purpose, shall be deemed to include the Meritas Companies) hereby (a) waives any claim that such Buyer Party or any of the Meritas Companies has or may have that any of the Sellers’ Firm has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agrees that, if a dispute arises after the Closing between such Buyer Party or any Meritas Company, on the one hand, and a Seller, on the other hand, then the Sellers’ Firm may represent such Seller in such dispute even though the interests of one or more of such Persons may be directly adverse to such Buyer Party or such Meritas Company and even though the Sellers’ Firm may have represented such Meritas Company in a matter substantially related to such dispute.  Each Buyer Party, on behalf of itself and its respective Affiliates (which, for this purpose, shall be deemed to include the Meritas Companies), also agrees that, as to all communications between or among the Sellers’ Firm and the Sellers and the Meritas Companies (with respect to the Meritas Companies, solely prior to the Closing) and/or any of their respective Affiliates that (i) primarily relate to or were otherwise in anticipation of the Transaction or any other Transaction Agreement, and (ii) do not include advice (other than with respect to or in anticipation of the Transaction or any other Transaction Agreement) regarding the business, operations, assets, liabilities (actual or contingent, including pending or threatened actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees and rulings) and properties of the Meritas Companies, the attorney-client privilege and the expectation of client confidence belongs to the Sellers and may be controlled by the Sellers and shall not pass to or be claimed by such Buyer Party or the Meritas Companies.  Notwithstanding the foregoing, if a dispute arises between the Buyer Parties or any of the Meritas Companies, on the one hand, and a third party other than (and unaffiliated with) a Seller, on the other hand, after the Closing, then such Meritas Company (to the extent applicable) may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications by the Sellers’ Firm.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

PARENT

NORD ANGLIA EDUCATION, INC.

By:	/s/ Andrew Fitzmaurice
Name:	Andrew Fitzmaurice
Its:	Director

U.S. HOLDCO

VIKING HOLDCO, INC.

By:	/s/ Andrew Fitzmaurice
Name:	Andrew Fitzmaurice
Its:	Chief Executive Officer

MERGER SUB

VIKING MERGER SUBSIDIARY, LLC

By:	/s/ Andrew Fitzmaurice
Name:	Andrew Fitzmaurice
Its:	Manager

CHENGDU BUYER

NAE HK HOLDINGS LIMITED

By:	/s/ Andrew Fitzmaurice
Name:	Andrew Fitzmaurice
Its:	Director

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

OLDCO

MERITAS, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Its:	Vice President

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

MERITAS

VIKING HOLDING COMPANY, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Its:	Manager

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

BLOCKER

STERLING INTERNATIONAL SCHOOLS C CORPORATION

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Its:	Secretary and General Counsel

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

BLOCKER STOCKHOLDER

STERLING CAPITAL PARTNERS I, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Its:	Authorized Signatory

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

BLOCKER STOCKHOLDER

STERLING CAPITAL PARTNERS II, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Its:	Authorized Signatory

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

BLOCKER STOCKHOLDER

STERLING CAPITAL PARTNERS III, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Its:	Authorized Signatory

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

BLOCKER STOCKHOLDER

STERLING CAPITAL PARTNERS GMBH & CC. KG.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Its:	Authorized Signatory

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

BLOCKER STOCKHOLDER

KABUKI PARTNERS, ADP, G.P.

By:	/s/ Greg Manocherian
Name:	Greg Manocherian
Its:	Partner

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

BLOCKER STOCKHOLDER

THE GREG MANOCHERIAN 1997 PROPERTY TRUST

By:	/s/ Scott Solomon
Name:	Scott Solomon
Its:	Trustee

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

CHENGDU

STERLING INTERNATIONAL SCHOOLS

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Its:	Director

Signature Page to Transaction Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

CHENGDU STOCKHOLDERS

SCP III AIV ONE, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Its:	Authorized Signatory

Signature Page to Transaction Agreement

EXHIBIT A: REORGANIZATION STEPS

[Exhibit A has been omitted. Exhibit A includes the current structure, final structure and post-closing structure. The company agrees to provide supplementally a copy of Exhibit A to the Commission upon request.]

EXHIBIT B: FORM OF SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of [              ], is by and among Meritas Schools Holdings, LLC, a Delaware limited liability company (“Seller”), Viking Holdco, Inc., a Delaware corporation (the “Purchaser”), and Léman Manhattan Preparatory School, LLC, a New York limited liability company, (the “Company” and, together with Seller and the Purchaser, the “Parties”). Pursuant to this Agreement, the Parties intend for the Purchaser to purchase equity interests in the Company from the Seller.

1.                                      Seller and Purchaser have entered into that certain Transaction Agreement, dated as of April 24, 2015 (the “Transaction Agreement”).  Concurrently with the closing of the transactions contemplated by the Transaction Agreement, the Seller and the Purchaser are entering into this Agreement.  Capitalized terms used but not defined herein shall have the meanings set forth in the Transaction Agreement.

2.                                      Concurrently with the closing of the transactions contemplated by the Transaction Agreement, the closing of the purchase and sale of the Interests (as defined below) shall take place via electronic delivery of documentation, with delivery of such documentation deemed to occur at the offices of Katten Muchin Rosenman LLP in Chicago, Illinois (the “LMPS Closing”):

(a)                                 Seller shall sell to the Purchaser, and the Purchaser shall purchase from Seller, membership interests in an amount equal to 10% of the aggregate membership interests of the Company (the “Interests”) on a fully-diluted basis for an aggregate purchase price of $7,500,000 (the “Purchase Price”).  For the avoidance of doubt, all dollar amounts referenced herein are denominated in U.S. dollars.

(b)                                 Payment of the Purchase Price for the Interests will be made by the Purchaser (or its designee) by wire transfer of an amount of immediately available funds to such account as is designated by Seller.

(c)                                  At the LMPS Closing, the Parties shall execute and deliver the Amended and Restated Operating Agreement of the Company substantially in the form attached to the Transaction Agreement as Exhibit C (the “Operating Agreement”).

(d)                                 At the LMPS Closing, the Purchaser and the Company shall enter into the license agreements, substantially in the forms attached to the Transaction Agreement as Exhibits L and M (collectively, the “License Agreements”).

(e)                                  At the LMPS Closing, the Purchaser and the Company shall enter into the services agreement, substantially in the form attached to the Transaction Agreement as Exhibits H (the “Services Agreement”).

(f)                                   At the LMPS Closing, Seller and Purchaser shall enter into an assignment and assumption agreement, substantially in the form attached hereto as Exhibit A (the “Assignment and Assumption Agreement”).

(g)                                  Seller shall deliver or cause to be delivered to the Purchaser a non-foreign affidavit dated as of the date of Closing from Meritas, LLC that complies with Treasury Regulation Section 1.1445-2(b)(2), duly completed and executed by the Seller, certifying as to its non-foreign status.

3.                                      Except as provided in Section 5 hereof or in the case of fraud, Seller and its Affiliates hereby disclaim all liability and responsibility for any statement or information regarding the Company made or communicated (orally, electronically or in writing) to the undersigned or any representative (including, without limitation, any other presentation, opinion, information or advice by any officer, director, employee, consultant, Affiliate, attorney, representative or agent of Seller or its Affiliates or by any other investor), and expressly disclaim any representation or warranty regarding the Company in relation to (including, without limitation, regarding the accuracy, completeness or truth of) any estimates, projections, forecasts, plans, budgets or other forward-looking statements regarding the Company, whether in relation to financial matters or anything else.

4.                                      The Purchaser hereby represents to Seller that:

(a)                                 the Purchaser is duly formed, validly existing and in good standing under the laws of Delaware, and has all requisite power and authority to (i) execute and deliver this Agreement, the Assignment and Assumption Agreement, the License Agreements, the Services Agreement and any other documents contemplated hereby (collectively, the “LMPS Documents”), (ii) perform its obligations hereunder and thereunder and (iii) consummate the transactions contemplated hereby and thereby;

(b)                                 the execution, delivery and performance of the LMPS Documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser;

(c)                                  the LMPS Documents have been duly and validly executed and delivered by the Purchaser and constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms and conditions, except as enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors’ rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(d)                                 the execution, delivery and performance by the Purchaser of the LMPS Documents, and the consummation of the transactions contemplated hereby and thereby, will not (i) conflict with or result in any violation or breach of, any of the terms, conditions or provisions of, or constitute (with due notice or lapse of time, or both) a default under any provision of the Purchaser’s operating agreement or similar organization or governing documents; (ii) conflict with or result in any violation or breach of, any of

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the terms, conditions or provisions of, or constitute a default under, give rise to any right of termination, cancellation or acceleration or result in the creation of any lien upon any of the assets or properties of the Purchaser or under any provision of, or require any consent, approval, authorization or action or filing pursuant to, any agreement or other instrument to which the Purchaser is a party or by which the Purchaser or any assets or properties thereof is or may be bound; or (iii) violate or require any consent, approval, authorization or action or filing pursuant to, any Law applicable to the Purchaser or any of its properties or assets;

(e)                                  the Purchaser is acquiring the Interests acquired hereunder for its own account with the present intention of holding such Interests for purposes of investment, and it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws;

(f)                                   the Purchaser is an “accredited investor” under Rule 501 of the Securities Act of 1933 and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company;

(g)                                  the Purchaser is able to bear the economic risks of an investment in the Interests and could afford a complete loss of such investment;

(h)                                 the Purchaser has received and reviewed a copy of the Operating Agreement, and understands that its rights with respect to the Interests acquired by it hereunder are limited by certain terms and conditions set forth in the Operating Agreement, as it may be amended from time to time pursuant to its terms;

(i)                                     the Purchaser has been given the opportunity to obtain any information or documents, and to ask questions and receive answers about such documents, regarding the Company, and the business and prospects of the Company, as it deems necessary to evaluate the merits and risks related to the investment in the Interests;

(j)                                    the Purchaser has had the opportunity to consult its own attorneys, accountants and investment advisors with respect to the investment contemplated hereby and its suitability for the Purchaser, including the tax and other economic considerations related to the investment; and

(l)                                     no agent, broker, investment banker, intermediary, finder or firm acting on behalf of the Purchaser will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from the Purchaser in connection with the execution of this Agreement or upon consummation of the transactions contemplated hereby.

5.                                      Seller and the Company hereby represent and warrant to the Purchaser that:

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(a)                                 each of Seller and the Company is duly formed, validly existing and in good standing under the laws of the State of Delaware and the State of New York, respectively, and each of Seller and the Company has all requisite power and authority to (i) execute and deliver the LMPS Documents to which it is a party, (ii) perform its obligations hereunder and thereunder and (iii) consummate the transactions contemplated hereby and thereby;

(b)                                 the execution, delivery and performance of the LMPS Documents by each of Seller and the Company and the consummation by each of Seller and the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Seller and the Company;

(c)                                  the LMPS Documents have been duly and validly executed and delivered by each of Seller and the Company and constitute valid and legally binding obligations of Seller and the Company, enforceable against Seller and the Company in accordance with their terms and conditions, except as enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors’ rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(d)                                 the execution, delivery and performance by each of Seller and the Company of the LMPS Documents, and the consummation of the transactions contemplated hereby and thereby, will not (i) conflict with or result in any violation or breach of, any of the terms, conditions or provisions of, or constitute a default under any provision of Seller’s or the Company’s operating agreement or similar organization or governing documents; (ii) conflict with or result in any violation or breach of, any of the terms, conditions or provisions of, or constitute a default under, give rise to any right of termination, cancellation or acceleration or result in the creation of any lien upon any of the assets or properties of Seller or the Company or under any provision of, or require any consent, approval, authorization or action or filing pursuant to, any material agreement or other instrument to which Seller or the Company is a party or by which Seller or the Company or any assets or properties thereof is or may be bound; or (iii) to Seller and the Company’s knowledge, violate or require any consent, approval, authorization or action or filing pursuant to, any Law applicable to Seller or the Company or any of their properties or assets;

(e)                                  Seller is the record owner of 100% of the membership interests in the Company and except for this Agreement, there are no commitments, options, contracts or other arrangements whatsoever, whether written or oral, under which Seller, the Company or any other Person is or may become obligated to sell, transfer, pledge, purchase, repurchase, redeem,

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assign, convey or otherwise dispose of the Interests or any other right or interest in the Company (including any membership interests or any securities convertible or exchangeable into membership interests) or that otherwise relate to or effect the Company’s membership interests. The Company has no Subsidiaries and does not own any equity interest (or any securities convertible or exchangeable into equity interests) in any other Person;

(f)                                   Seller owns beneficially and of record all of the Interests to be transferred by it hereunder, free and clear of all mortgages, pledges, liens, claims, encumbrances, other security arrangements, preferential arrangements or restrictions of any kind whatsoever (collectively, “Liens”), and it has the full right, power and authority to transfer such Interests to the Purchaser, free and clear of any liens or encumbrances;

(g)                                  the Interests sold hereunder have been duly authorized and are validly issued, fully paid-up and non-assessable by the Company, and upon consummation of the transactions contemplated by this Agreement, Purchaser shall own all of the Interests, free and clear of all Liens;

(h)                                 Other than Credit Suisse Securities, LLC, no agent, broker, investment banker, intermediary, finder or firm acting on behalf of Seller or the Company will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from Seller or the Company in connection with the execution of this Agreement or upon consummation of the transactions contemplated hereby;

(i)                                     there are no material lawsuits, litigations, actions or other proceedings pending or, to Seller’s and the Company’s knowledge, threatened, against or otherwise relating to or involving the business, properties or assets of Seller or the Company;

(j)                                    each of Seller and the Company is in material compliance with all Laws applicable to its business, properties or assets.  No investigation or review by any governmental authority concerning any violation or possible violation of any such Law or other requirement is pending or, to Seller’s and the Company’s knowledge, threatened; and

(k)                                 the Company has provided the Purchaser with true, correct and complete copies of the unaudited balance sheet and statements of operations, and statements of cash flows of the Company as of and for the fiscal year ended June 30, 2014 and the Company’s unaudited consolidated balance sheet and statements of operations, and statements of cash flows as of and for the nine months ended March 31, 2015, which fairly present in all material respects the financial condition of the Company and which were prepared in all material respects in accordance with GAAP, consistently applied.

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6.                                      With respect to taxes, Seller and the Company hereby represent and warrant to the Purchaser that:

(a)                                 The Company has timely filed (taking into account all valid and effective extensions thereof) all material tax returns required to be filed by it, and all such tax returns are complete and accurate in all material respects. The Company has paid and discharged all material taxes due and owing by them (whether or not shown on any tax returns) on or before the due date for payment thereof and have withheld, collected and paid over to the appropriate taxing authorities or is properly holding for such payment all material taxes required by law to be withheld or collected.  The Company is in compliance in all material respects with all applicable information reporting and tax withholding requirements under, U.S. federal, state, and local tax laws.

(b)                                 No tax audits or administrative or judicial tax proceedings, examinations, or requests for information are being conducted, or, to the Company’s knowledge, pending or have been threatened with respect to the Company.  The Company has not received from any taxing authority a claim that could give rise to taxes within the previous six (6) years by a governmental authority in a jurisdiction where the Company does not file tax returns. The Company has not waived any statute of limitations with respect to taxes or agreed to any extension of time with respect to a tax assessment or deficiency that has not already expired. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been sought from, entered into or issued by any governmental authority with respect to the Company since the date of its formation.

(c)                                  There are no liens for taxes upon any property or assets of the Company other than liens for current taxes not yet due and payable.

7.                                      The representations, warranties and covenants contained herein shall survive the consummation of the transactions contemplated hereby indefinitely.

8.                                      This Agreement shall be construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.  The Purchaser hereby agrees that (a) any and all litigation arising out of this Agreement shall be conducted only in courts of the State of New York, or the courts of the United States of America located in the State of New York, and (b) such courts shall have the exclusive jurisdiction to hear and decide such matters.  The Purchaser hereby submits to the jurisdiction of such courts and waives any objection it may now or hereafter have to venue or that such courts are inconvenient forums.  IN ANY ACTION INVOLVING OR RELATING TO THIS AGREEMENT, EACH OF THE PARTIES IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.

9.                                      Each party shall be responsible for all fees, costs and expenses incurred by such party in connection with or arising out of the preparation and negotiation of this Agreement and

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the consummation of the transactions contemplated hereby.  The parties hereby covenant and agree to share equally all applicable taxes related to the purchase, sale or other transfer of, the Interests in all jurisdictions, whether U.S. or foreign.

10.                               This Agreement is intended and agreed to be solely for the benefit of the parties hereto, and no other Person shall accrue any benefit, claim or right of any kind whatsoever pursuant to, under, by or through this Agreement.

11.                               Common nouns and pronouns used in this Agreement shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

12.                               This Agreement may be executed in counterparts, including counterparts bearing a facsimile (or other electronic transmission including email of a “PDF” signature) signature copy, each of which shall be deemed an original but all of which together shall constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other.  The parties hereto intend that a facsimile signature (or other electronic transmission including email of a “PDF” signature) copy on this Agreement shall have the same force and effect as an original signature.  No party hereto shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or other electronic transmission as a defense to the formation or enforceability of a contract and each party hereto forever waives any such defense.

13.                               The Parties acknowledge and agree that, for each Party that is not a natural Person (each such Person, a “Corporate Person”), none of such Corporate Person’s parents, Subsidiaries, affiliates, investors, officers, directors, shareholders, members, employees, agents, Representatives, equity or debt holders, or any of their respective parents, Subsidiaries, affiliates, investors, officers, directors, members, shareholders, employees, agents, Representatives, equity or debt holders, shall have any obligation or liability for any amounts due or that may become due, for any reason, under or in any way related to this Agreement, unless such Person is also a Party. This Section 13 is intended to and shall preclude any party from alleging or pursuing any claim that depends on or is based on the doctrine of “alter ego,” “piercing the corporate veil” or any other argument or law seeking to hold any Person other than the Corporate Persons that are the signatories to this Agreement responsible for any obligation that may arise as a result of this Agreement, or the termination of this Agreement.

14.                               This Agreement, the preamble and recitals to this Agreement and the Exhibit attached hereto and the Transaction Agreements and the LMPS Documents, together with the Confidentiality Agreement, set forth the entire understanding of the Parties with respect to the matters contemplated hereby, supersede all prior discussions, understandings, agreements and representations and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any Party in connection with the negotiation of the terms hereof.

15.                               This Agreement and any provision hereof may be amended, waived or modified only by a written instrument executed by all of the Parties or, in the case of the waiver, by the

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Party waiving its rights hereunder.  No failure of any Party to exercise any right or remedy given to such Party under this Agreement or otherwise available to such Party or to insist upon strict compliance by any other Party with respect to its obligations hereunder, and no custom or practice of the Parties in variance with the terms hereof, shall constitute a waiver of any Party’s right to demand exact compliance with the terms hereof, unless such waiver is set forth in writing and executed by such Party.  Any such written waiver shall be limited to those items specifically waived therein and shall not be deemed to waive any future breaches or violations or other non-specified breaches or violations unless, and to the extent, set forth therein.

16.                               Each of the Parties shall, at the request of the other Parties hereto, execute and deliver any further instruments or documents and take all such further actions as are reasonably requested of it in order to consummate and make effective the Transaction.

17.                               Any notices, consents or other communications required to be sent or given hereunder by any of the Parties shall in every case be in writing and shall be deemed properly served if and when (a) delivered by hand, (b) transmitted by facsimile with confirmation of transmission, (c) delivered by Federal Express or other express overnight delivery service, or registered or certified mail, return receipt requested, or (d) transmitted by email, so long as the sender of such email has not received an automatic email from the applicable email server indicating a delivery failure, to the Parties at the addresses as set forth in Schedule 16.1 to the Transaction Agreement or at such other addresses as may be furnished in writing.  Date of service of such notice shall be (x) the date such notice is delivered by hand or by facsimile or electronic mail, (y) one (1) Business Day following the delivery by express overnight delivery service, or (z) three (3) days after the date of mailing if sent by certified or registered mail.

18.                               The unenforceability or invalidity of any term or provision of this Agreement shall not affect the enforceability or validity of any other term or provision.

19.                               Neither this Agreement, nor any rights, obligations or interests hereunder, may be assigned by any Party hereto, except with the prior written consent of the other Parties hereto.

[Remainder of page intentionally left blank.
Signature page to follow.]

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IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement on the date first written above.

SELLER:

MERITAS SCHOOLS HOLDINGS, LLC

By:
Name:
Its:

PURCHASER:

VIKING HOLDCO, INC.

By:
Name:
Title:

COMPANY:

LÉMAN MANHATTAN PREPARATORY SCHOOL, LLC

By:
Name:
Title:

[Signature Page to LMPS Securities Purchase Agreement]

Exhibit A

Assignment and Assumption Agreement

FOR VALUE RECEIVED, Meritas Schools Holdings, LLC, a Delaware limited liability company (the “Assignor”), does hereby (i) transfer, assign, set over, deliver and convey unto Viking Holdco, Inc., a Delaware corporation (the “Assignee”), all right, title and interest in, to and under ten percent (10%) of the aggregate outstanding membership interests of Léman Manhattan Preparatory School, LLC, a New York limited liability company (the “Company” and such membership interests, the “Assigned Interests”), together with all rights and privileges associated therewith and (ii) delegate unto the Assignee all of the Assignor’s liabilities, obligations and duties in respect of the Assigned Interests. By its execution hereof, the Assignee hereby accepts such assignment and undertakes, assumes and agrees to discharge all liabilities, obligations and duties of the Assignor in respect of the Assigned Interests.

This Assignment and Assumption Agreement is effective [ • ], 2015.

Signature pages follow.

ASSIGNOR:

MERITAS SCHOOLS HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Assignment and Assumption Agreement]

ASSIGNEE:

VIKING HOLDCO, INC.

By:
Name:
Title:

EXHIBIT C:  FORM OF LMPS LLC AGREEMENT

AMENDED AND RESTATED OPERATING AGREEMENT
OF
LÉMAN MANHATTAN PREPARATORY SCHOOL, LLC

This AMENDED AND RESTATED OPERATING AGREEMENT (this “Agreement”), effective as of [        ], 2015 (the “Effective Date”), is entered into by and among Léman Manhattan Preparatory School, LLC (the “Company”) and the persons set forth as Members (as hereinafter defined) on Exhibit A attached hereto and made a part hereof.

WHEREAS, the Company was formed by the filing of a Certificate of Formation filed with the Secretary of State of the State of New York effective as of February 1, 2011 and is governed by that certain Operating Agreement, effective as of February 1, 2011 (the “Original Agreement”);

WHEREAS, substantially concurrently with the execution hereof, Nord (as defined herein) has purchased from the Rollover Investor membership interests of the Company constituting ten percent (10%) of the aggregate outstanding membership interests of the Company pursuant to that certain Securities Purchase Agreement, dated as of the date hereof between Nord and the Rollover Investor; and

WHEREAS, in accordance with Article IX of the Original Agreement, the Company and the Members desire to enter into this Agreement which amends and restates in its entirety the Original Agreement and sets forth, among other things, the governance of the Company, the respective ownership interests of the Members, and the relationship of the parties thereto.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Original Agreement is amended and restated in its entirety as follows:

Article I
Defined Terms

In addition to the capitalized terms defined throughout this Agreement, the following capitalized terms shall have the meanings specified in this Article I.

“Accountants” means Deloitte LLP, or if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the Board and Nord in writing; provided that if the Board and Nord are unable to select an alternative firm within thirty (30) calendar days after delivery of the Protest Notice (as defined below), either the Board or Nord may request the American Arbitration Association to appoint, within twenty (20) Business Days from the date of such request, an independent accounting firm meeting the requirements set forth above or a neutral and impartial certified public accountant with significant arbitration experience related to disputes relating to the calculation of EBITDA.

“Act” means the Limited Liability Company Law of the State of New York, and any successor statute, as amended from time to time.

“Additional Members” means the Persons admitted as additional Members in accordance with Section 3.2(a).

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“Additional Securities” means any Units or other equity interests in the Company or Convertible Securities, whether now authorized or not, issued after the execution hereof; provided that, for the avoidance of confusion, the term “Additional Securities” does not include any (i) Convertible Securities issued to employees, directors, independent contractors or consultants of the Company or any of its Subsidiaries pursuant to the Equity Incentive Plan and Units or other equity interests of the Company issued upon exercise of such options or exercise or conversion or exchange of such other Convertible Securities, (ii) Units or other equity interests of the Company issued to employees, directors, independent contractors or consultants of the Company or any of its Subsidiaries pursuant to the Equity Incentive Plan, (iii) Units or other equity interests of the Company issued upon exercise, conversion or exchange of any Convertible Securities pursuant to their terms, (iv) Units or other equity interests of the Company or Convertible Securities issued in connection with any acquisition by the Company or any of its Subsidiaries of any shares of capital stock or assets of any Person, or any merger, consolidation or reorganization involving the Company or any of its Subsidiaries authorized by the Board of Directors in accordance with the terms of this Agreement, (v) Units or other equity interests of the Company issued pursuant to a public offering that is registered under the Securities Act, (vi) Units or other equity securities of the Company or Convertible Securities issued in connection with a stock split or other subdivision of, or as a dividend or other distribution with respect to, the Units or other equity interests, (vii) Units or other equity interests of the Company or Convertible Securities issued in connection with any arm’s-length strategic alliances, joint ventures, financing arrangements, third party credit arrangements or other partnering arrangements on behalf of the Company or any of its Subsidiaries authorized by the Board of Directors in accordance with the terms of this Agreement, or (viii) Units or other equity interests of the Company issued to Directors or other Service Providers of the Company or its Affiliates in exchange for capital contributions made by such Persons to the Company on such terms as determined by the Board in accordance with the terms of this Agreement.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant taxable year or other period, after giving effect to the following adjustments:

(a)                                 credit such Capital Account by any amounts which such Member is obligated to restore pursuant to this Agreement (including any note obligations) or is deemed to be obligated to restore pursuant to the penultimate sentence of each of Regulations Sections 1.704-2(i)(5) and 1.704-2(g)(1); and

(b)                                 debit such Capital Account by the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” of, or a Person “Affiliated” with, a specified Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified; provided that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” means this Amended and Restated Operating Agreement, as amended, modified, supplemented or restated from time to time in accordance with its terms.

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“Assumed Tax Rate” means, with respect to a taxable year of the Company, the higher of the then applicable (a) highest federal, state and local income tax rate for an individual residing in the State of New York, and (b) highest federal, state and local income tax rate for a corporation doing business in the State of New York; provided, however, that the deductibility of the state income taxes for federal income tax purposes shall be taken into account.

“Available Cash” means all cash revenues, funds and proceeds received by the Company from any source, except for Capital Contributions, less the sum of (i) all payments of principal, interest and other amounts then due and payable on any indebtedness of the Company; (ii) all expenses and expenditures paid in cash by the Company; and (iii) reasonable working capital reserves (including for investments by the Company in new projects) and reasonable reserves for contingencies as determined by the Board of Directors or as otherwise required by GAAP.

“Board Determined Cause Event” means, with respect to a Service Member who is no longer engaged by or provides services to the Company, a determination by the Board in good faith that such Service Member has committed a felony or other crime or an act of gross negligence or willful misconduct, in each case, causing harm to the Company or its Affiliates or any act constituting fraud with respect to the Company or its Affiliates.

“Board Determined Competition” means, with respect to a Service Member, a determination by the Board in good faith that such Service Member is competing or has competed with the Business of the Company and/or any of its Subsidiaries.

“Business” means (a) the business of operating private for-profit pre-K-12 schools in which all tuition is paid primarily by private funds of the students and their family members, (b) the business of residential boarding for students enrolled in the schools, (c) summer camps and (d) any other business the Company is engaged in currently or engages in in the future, provided that, in the case of a Service Member (i) who has entered into a written contract of employment with the Company or an Affiliate of the Company which defines the term “Business”, the term “Business” with respect to such Service Member shall have the meaning set forth in such written contract of employment as it may be amended from time to time, and regardless of the continuation of employment of such Service Member or the termination or expiration of the applicable written contract of employment, and (ii) who has not entered into any contract described in clause (i) above, the term “Business” shall also include any other businesses in which the Company is engaged in, or planned business for which the Company has taken affirmative steps to implement, launch or pursue, as of the time of the termination of such Service Member’s employment with or engagement by the Company.

“Business Day” means a day other than Saturday, Sunday or any other day on which commercial banks in New York City, New York or Hong Kong are authorized or required by law to close.

“Capital Account” means the account maintained by the Company for each Member.  If any Unit or interest in the Company is transferred pursuant to the terms hereof, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Unit or interest in the Company.  It is intended that the Capital Accounts of all Unit Holders or holders of an interest in the Company shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions hereof relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

“Capital Contribution” means the total amount of cash and the Gross Asset Value of any other assets contributed to the Company by a Member, net of liabilities assumed or to which the assets contributed are subject.

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“Cause” means, with respect to a Service Member:

(a)                                 if such Service Member has an employment or similar agreement with Employer, the meaning assigned to such term in such employment or similar agreement, and

(b)                             in all other cases, such Service Member’s termination of employment with or engagement by Employer, the occurrence of any of the following events: (i) such Service Member’s gross negligence or willful misconduct in the performance of his duties to the Company hereunder; (ii) the determination of the Board that such Service Member has committed a felony or other crime causing harm to the Company or its Affiliates or any act constituting fraud with respect to the Company or its Affiliates; (iii) a breach by such Service Member of any term or condition of this Agreement, any employment agreement, equity grant agreement or a breach by such Service Member of any of such Service Member’s other obligations to the Company or its Affiliates; (iv) such Service Member shall have refused to perform directives of the Board of Directors or any officer to whom such Person reports, or the board of directors (or other governing body) of any Affiliate (or any officer of such Affiliate) that are consistent with the scope and nature of his duties and responsibilities as an employee or service provider of the Company or its Affiliates; (v) such Service Member shall have engaged in the unlawful use (including being under the influence) or possession of illegal drugs; (vi) such Service Member shall have refused, upon request by the Company (which request may be provided by the Company in the Company’s sole discretion at any time while such Service Member is employed by the Company) to be screened or tested for drug use; (vii) such Service Member shall have engaged in dishonesty during his or her hiring process; or (viii) such Service Member shall have failed to disclose to the Company any conflict of interest.

The decision to terminate a Service Member’s employment for Cause, to take other action or to take no action in response to any occurrence shall be in the sole and exclusive discretion of the Company and the Board.  A Service Member’s employment by the Company also shall be deemed terminated for Cause if the Service Member resigns from the Company and the Board determines in good faith that one or more of the events described above existed as of the time of such resignation.

“Class A Unit” means a Unit in the Company designated as a Class A Unit, having an ownership interest in the capital, Profits, Losses and distributions of the Company as provided herein.

“Class B Unit” means a Unit in the Company designated as a Class B Unit, having an ownership interest in the capital, Profits, Losses and distributions of the Company as provided herein.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

“Common Member” means a Member holding Common Units.

“Common Unit” means a Class A Unit or a Class B Unit. Each Common Unit shall entitle the holder thereof to one vote on any matter submitted to the vote of the Members.

“Company Property” means any and all property or assets, real or personal, tangible or intangible, owned of record or beneficially by the Company.

“Competitor” means, as determined by the Board in good faith, any Person that directly competes with Nord or its Affiliates in the private K-12 education sector (whether such Person is an operator of schools for all school grades between K-12, or any number of school grades in such range

4

(i.e., whether only high school, middle school, elementary school, kindergarten or any combination thereof)).

“Convertible Securities” means (a) rights, options or warrants to purchase equity interests in the Company or any securities described in the subsequent clause (b), and (b) securities of any type whatsoever that are, or may become, convertible into or exchangeable for equity interests in the Company.

“Depreciation” means, for each fiscal year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to assets for such fiscal year, except that if the Gross Asset Value of the assets differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board.

“Director” means a member of the Board of Directors.

“EBITDA” means the net earnings of the Company and its Subsidiaries, on a consolidated basis, from continuing operations excluding expenses from interest, income taxes, depreciation and amortization, calculated in accordance with GAAP and consistent with past practice (which past practice shall include the method of determination used by the Company prior to the Effective Date, taking into consideration the historical growth trend of the Business of the Company and its Subsidiaries), as determined in accordance with Section 7.5(f); provided, however, that the calculation of EBITDA shall not take into account the Brand Management Fee (as defined in the Nord Trademark License Agreement (i.e., the Brand Management Fee is an “add-back” for purposes of calculating EBITDA).

“Economic Interest” means a Member’s or Economic Owner’s share of the Company’s Profits and Losses and distributions pursuant to this Agreement and the Act, but shall not include any right to participate in the management and affairs of the Company, the right to vote or otherwise participate in any decisions of the Members, or any right to receive information concerning the Business and the Company.

“Economic Owner” means any owner of an Economic Interest who is not a Member, but holds Units pursuant to a Transfer described in Section 7.2(d).  No owner of an Economic Interest which is not a Member shall be deemed a member (as the term is used in the Act) of the Company.

“Employer” has the meaning set forth in Section 7.8(a).

“Equity Incentive Plan” means an equity incentive or similar plan adopted by the Board of Directors, which permits Directors, employees or service providers of the Company and its Subsidiaries to receive Incentive Units or options to acquire Incentive Units in connection with the performance of services in such Persons’ capacity.

“Fair Market Value” means, with respect to any Units being purchased pursuant to Sections 7.9 or 7.10, the fair market value of such Units as of the applicable date as determined by the Board in its reasonable discretion taking into account such factors as the Board deems appropriate.  In the event that as of the time of exercise of the Company’s repurchase right pursuant to Section 7.9 or Section 7.10 a capital raise by the Company is imminent, as determined by the Board in good faith, and/or any Convertible Securities are outstanding, then the Board shall be authorized to take into account when

5

determining such Fair Market Value the effect of such capital raise or conversion of such Convertible Securities on the value of the Units.

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(c)                                  The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined in accordance with this Agreement;

(d)                                 The Gross Asset Values of all Company Property shall be adjusted to equal the respective gross fair market values of such property, as determined by the Board, as of the following times: (i) the acquisition of an additional Economic Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company Property as consideration for an Economic Interest; (iii) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations and (iv) the issuance of an Economic Interest to any Person as compensation for services provided to or on behalf of the Company; provided, however, that adjustments pursuant to clauses (i), (ii) and (iv) above shall be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(e)                                  The Gross Asset Value of any Company Property distributed to any Member shall be adjusted to equal the gross fair market value of such property on the date of distribution as determined by the distributee and the Board; and

(f)                                   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent the Board determines that an adjustment pursuant to subsection (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraph (a), (b), or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

“Incentive Unit” means a Unit in the Company designated as an Incentive Unit, having an ownership interest in the Profits, Losses and distributions of the Company as provided herein.  The Incentive Units shall be non-voting.  Incentive Units shall not be Common Units.

“Incentive Unit Factor” means, with respect to the Incentive Units as of any determination date, the applicable Incentive Unit Percentage as of such determination date, multiplied by the quotient of (a) the number of issued and outstanding Incentive Units that have become vested as of such determination date, divided by (b) the number of Incentive Units (whether issued or unissued).

“Incentive Unit Percentage” means, with respect to the Incentive Units, such percentage as determined by the Board.

“Involuntary Withdrawal” means, with respect to a Member, the occurrence of any of the following events:

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(a)                                 the Member (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary petition of bankruptcy, is adjudged bankrupt or insolvent or has entered against it an order for relief in any bankruptcy or insolvency proceeding; (iii) seeks, consents to, or acquiesces in the appointment of a trustee for, receiver for, or the liquidation of the Member or of all or any substantial part of the Member’s properties; or (iv) files an answer or other pleading admitting, or failing to contest, the material allegations of a petition filed against the Member in any proceeding described in subsections (i) through (iii);

(b)                                 if the Member is a partnership or limited liability company, the dissolution and commencement of winding up of the Member;

(c)                                  if the Member is a corporation, the dissolution of the corporation or the revocation of its charter; or

(d)                                 if the Member is an individual, his or her death or legal incompetence.

“Majority-in-Interest of the Members” means the Members holding in the aggregate more than fifty percent (50%) of the Common Units.

“Member” means any Person whose name is set forth on Exhibit A attached hereto or who has become a Member pursuant to the terms of this Agreement.

“Net Equity Value” means, as of any particular date, the aggregate proceeds which would be received by the holders of Units if: (a) the assets of the Company as a going concern were sold at their fair market value; (b) the Company satisfied and paid in full all of its obligations and liabilities (including all taxes, costs and expenses of the Company incurred in connection with such transaction and any reserves reasonably established by the Board for contingent liabilities); and (c) such net sale proceeds were then distributed in accordance with Section 4.1, all as of such particular date and as determined by the Board in its reasonable discretion.

“Nord” means Viking Holdco, Inc., a Delaware corporation.

“Nord Trademark License Agreement” means that certain Trademark License Agreement (Nord Anglia), by and between Nord or one of its Affiliates and the Company, substantially in the form attached as an exhibit to the Transaction Agreement, and entered into on the date hereof.

“Partially Adjusted Capital Account” means with respect to any Member for any taxable year, the Capital Account of such Member at the beginning of such taxable year, increased by all contributions during such year and all special allocations of income and gain pursuant to the last paragraph of Section 4.4 and Section 4.5 with respect to such taxable year, and decreased by all distributions during such taxable year and all special allocations of losses and deductions pursuant to the last paragraph of Section 4.4 and Section 4.5, but before giving effect to any allocation of Profits or Losses for such taxable year pursuant to Section 4.4(a) and (b).

“Permitted Transferee” means, (a) with respect to Rollover Investor, any Affiliate of Rollover Investor, (b) with respect to Nord, any Affiliate of Nord, and (c) with respect to any other Member holding Common Units who is an individual, (i) the spouse, lineal descendants of such Person, (ii) any trust created solely for the benefit of such Person or his spouse and/or lineal descendants, and (iii) a partnership or limited liability company whose only owners are such Person and/or the Persons described in clauses (ii) and (iii) above; provided that in all cases such Person remains in control of such transferee after such transfer and shall act for and on behalf of such transferee in all matters pertaining to such

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transferee’s Units and the Company shall be entitled to rely on all decisions, acts, consents and instructions of such Person as being the decision, act, consent and instruction of such Person’s transferees.

“Person” means and includes any individual, sole proprietorship, corporation, joint venture, partnership, association or society, limited liability company, trust, estate, custodian, nominee or any other individual or entity in its own or any representative capacity.

“Profits” and “Losses” means, for each period taken into account under Article IV, an amount equal to the Company’s taxable income or taxable loss for such period, determined in accordance with federal income tax principles, with the following adjustments:

(a)         There shall be added to such taxable income or taxable loss an amount equal to any income received by the Company during such period which is wholly exempt from federal income tax (e.g., interest income which is exempt from federal income tax under Section 103 of the Code);

(b)         Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)          In the event the Gross Asset Value of any Company asset is adjusted pursuant to the terms of this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d)         Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company property disposed of, notwithstanding that the adjusted tax basis of such Company property differs from its Gross Asset Value;

(e)          In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period;

(f)           To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s Economic Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)          Any items that are specially allocated pursuant to Section 4.4(c) and Section 4.5 shall not be taken into account in computing Profits and Losses.

“Pro Rata Share” means, with respect to any Members holding Common Units as of any date of determination, the ratio of the total number of the Common Units held by such Member on a fully diluted basis to the total number of Common Units then outstanding on a fully diluted basis.

“Regulations” means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

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“Restrictive Covenants” means any confidentiality, non-competition, non-solicitation and other similar covenants to which a Service Member is subject pursuant to an employment, subscription, restricted units or other agreement between such Service Member and the Company.

“Rollover Investor” means Meritas Schools Holdings, LLC, a Delaware limited liability company.

“Rollover Investor Blocker” means [New LMPS Blocker] C Corporation.

“Secretary” means the Secretary of State of the State of New York.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Member” means each Member who is employed by or provides services to the Company and/or any of its Subsidiaries.  For purposes of this Agreement, a Person shall be treated as and shall remain a Service Member with respect to all of the Units held by such Person (including any Units other than the Units issued pursuant to the Equity Incentive Plan) even if such Person no longer provides service to the Company and/or its Subsidiaries; provided, that neither Nord nor any of its Affiliates shall under any circumstances be a Service Member.

“Subsidiary” means, with respect to any Person, any entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association, or other entity (other than a corporation), a majority of membership, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association, or other entity gains or losses or shall be a manager, managing member, managing director or general partner of, or shall otherwise control the activities, policies, management and affairs of, such limited liability company, partnership, association, or other entity.  For purposes hereof, references to a “Subsidiary” of any Person shall be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Substituted Member” means any Person admitted to the Company as a substitute or additional Member pursuant to the provisions of Section 7.3.

“Target Capital Account” means, with respect to any Member and any taxable year, an amount (which may be either a positive or a deficit balance) equal to (a) the amount that would be received by such Member if all Company assets were sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied to the extent required by their terms (limited, with respect to each partner non-recourse liability and partner non-recourse debt, as defined in Regulations Section 1.704-2(b)(4), to the Gross Asset Value of the assets securing such liability), and the net assets of the Company were distributed in full to the Members as required pursuant to Section 8.2(a)(iv), all as of the last day of such taxable year, minus (b) the sum of (i) the Member’s share of partner minimum gain determined pursuant to Regulations Section 1.704-2(g), and (ii) the Member’s share of the partner non-recourse debt minimum gain determined in accordance with Regulations Section 1.704-2(i)(5), in each case computed immediately prior to the hypothetical sale described above.

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“Transaction Agreement” means that certain Transaction Agreement, dated as of April 24, 2015, by and among Nord and the other parties thereto.

“Transfer” means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means, to directly or indirectly sell, hypothecate, pledge, assign, attach or otherwise transfer.

“Unit” means a Class A Unit, Class B Unit, Incentive Unit, Economic Interest or any other class or series of unit or other equity interest of the Company (including Convertible Securities).

“Unit Holder” means any Person who holds a Unit, whether as a Member or as an Economic Owner.

Article II
Continuation and Name; Office; Purpose; Term

2.1                               Continuation of the Company.  The Members hereby agree to continue the Company as a limited liability company pursuant to the Act. The Board shall use all reasonable efforts to assure that all filing, recording, publishing and other acts necessary or appropriate for compliance with all requirements for the continuation of the Company as a limited liability company under the Act are made or taken.  Each party hereto represents and warrants that it is duly authorized to join in this Agreement and that the Person executing this Agreement on its behalf is duly authorized to do so.

2.2                               Name of the Company.  The name of the Company is “Léman Manhattan Preparatory School, LLC”.  The Company may do business under that name and under any other name or names that the Board selects.  If the Company does business under a name other than that set forth in its Certificate of Formation, then the Company shall comply with any requirements of the Act or applicable law necessary to do business under such name or names.

2.3                               Purpose.  The purpose and business of the Company shall be to engage in the Business (directly or through one or more Subsidiaries) and, in the discretion of the Board (subject to Section 5.2(c)(i)), in any other lawful act or activity which may be conducted by a limited liability company organized under the laws of the State of New York.

2.4                               Term.  The term of the Company shall continue in perpetuity, unless its existence is terminated pursuant to Article VIII hereof.

2.5                               Registered Office; Registered Agent; Principal Office; Other Offices.  The registered office of the Company required by the Act to be maintained in the State of New York shall be the office of the registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law.  The registered agent of the Company in the State of New York shall be the registered agent named in the Certificate of Formation or such other Person or Persons as the Board may designate from time to time in the manner provided by law.  The principal office of the Company shall be at such place as the Board may designate from time to time and the Company shall maintain records there. The Company may have such other offices as the Board may designate from time to time.

2.6                               Members.  The name, Capital Contribution, and number and classes of Units of each Member are set forth on Exhibit A, as such Exhibit shall be amended from time to time in accordance with the terms of this Agreement.  Any reference in this Agreement to Exhibit A shall be deemed to refer to Exhibit A as amended and then in effect in accordance with the terms of this Agreement.

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2.7                               No State-Law Partnership.  The Members intend that the Company not be a partnership (including, but not limited to, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement (except for tax purposes as set forth in the next succeeding sentence of this Section 2.7), and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise.  The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

2.8                               Continued School Oversight and Control.  Notwithstanding any other provision of this Agreement (but subject to Section 5.2(c)), nothing in this Agreement is intended to impact control over the management, operations or academic functions of the Company, which shall remain under the sole control, direction and authority of the Company. Oversight responsibility for the school and its programs shall remain vested in the governing board of the Company and its authorized officers consistent with New York law and the standards of Middle States Commissions on Elementary and Secondary Schools.

Article III
Capital Contributions

3.1                               Capital Contributions as of the Effective Date.  Each Member holding Units other than Incentive Units has contributed or is deemed to have contributed to the Company the amount set forth opposite such Member’s name in the column entitled “Capital Contribution” on Exhibit A in exchange for the number and class of Units set forth opposite such Member.  The number of Incentive Units granted to any service provider of the Company shall be reflected in such Person’s restricted units or similar agreement and on the books and records of the Company.  No Member shall be liable to make any Capital Contribution to the Company other than the initial Capital Contribution made or deemed to be made by such Member in connection with the execution of this Agreement, as expressly described in the first sentence of this Section 3.1.

3.2                               Additional Capital Contributions; Preemptive Rights.

(a)                                 Additional Capital.

(i)                                     If at any time the Board in its sole discretion determines to raise capital through the issuance and sale of interests in the Company in excess of the Capital Contributions described in Section 3.1 to properly carry out or further the business of the Company, the Board shall have the right, subject to the provisions of Section 3.2(b), clause (ii) of this Section 3.2(a) and Section 5.2(c)(v), to raise such additional capital and, to the extent the Person(s) investing such capital are not already Members, to admit such Person(s) as Additional Members, on terms that, subject to the rights set forth in Section 3.2(b), clause (ii) of this Section 3.2(a) and Section 5.2(c)(v), may be senior to, junior to or on parity with the terms of the interests of the Members in respect of their Units.

(ii)                                  Notwithstanding anything herein to the contrary, so long as Nord (or any of its Permitted Transferees) continues to own any Class A Units, no contribution of additional capital or issuance and sale of interests (including Incentive Units) pursuant to Section 3.2(a)(i) or otherwise shall be senior to, dilute, reduce or otherwise adversely impact any of the rights of the holders of Class A Units (including (A) the right of such holders to receive the first ten percent (10%) of any distributions of Available Cash pursuant to Section 4.1 or (B) the Pro Rata Share of Common Units held by such holders as of the date hereof which, for the avoidance of

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doubt, shall always constitute ten percent (10%) irrespective of any issuance or sale of interests in the Company) and the number of Class A Units held by such holders shall automatically be adjusted to reflect the same.  In the event that any Member has made any contribution of additional capital or made a loan to the Company, the amount of Available Cash to be distributed pursuant to Section 4.1 with respect to the Class A Units shall be determined without a deduction for the aggregate amount of such additional capital contributions or loans.

(b)                                 Preemptive Rights.  If the Board determines to issue or sell Additional Securities pursuant to this Section 3.2 or otherwise, each Member holding Common Units shall have the right to purchase up to such Member’s Pro Rata Share of all (or any part of) the Additional Securities which the Company may, from time to time, propose to sell and/or issue.  The preemptive rights granted to the Members under this Section 3.2(b) shall be subject to the following provisions:

(i)                                     Notice of Issuance of Additional Securities; Acceptance.  In the event the Company undertakes or proposes to undertake an issuance or issuances of Additional Securities, it shall give each Member holding Common Units at least thirty (30) days’ prior written notice (the “Preemptive Notice”) thereof, describing the type(s) of Additional Securities, the price(s) and the general terms upon which the Company proposes to issue the same and setting forth the Pro Rata Share of Additional Securities which each Member is entitled to purchase.  Each such Member shall have thirty (30) days from the date of receipt of any such Preemptive Notice (x) to provide written confirmation of such Member’s status as an “accredited investor” (as defined in the Rules and Regulations promulgated under the Securities Act) and (y) to agree to purchase up to the Member’s Pro Rata Share of such Additional Securities (subject to the further provisions of this Section 3.2(b) below) for the price(s) and upon the terms specified in the Preemptive Notice by giving written notice to the Company and stating therein the quantity of Additional Securities to be purchased; provided, that a Member may assign the right to purchase any such Additional Securities to a Permitted Transferee who is or agrees to become an Additional Member.

(ii)                                  Right of Company to Proceed with Issuance.  If the Company gives a Preemptive Notice prior to an issuance of Additional Securities, any definitive agreement to issue such Additional Securities on substantially the same terms (and in no event on terms materially less favorable to the Company) as set forth in the Preemptive Notice that is entered into within one hundred fifty (150) days after such Preemptive Notice shall be deemed to be part of the same offering and issuance, and no further Preemptive Notice shall be required pursuant to Section 3.2(b)(i) above with respect to such offer or issuance (provided, that the Members’ preemptive rights set forth herein shall apply to such offer and issuance).  If the Company offers or agrees to issue any Additional Securities on terms that are different from those set forth in the most recently delivered Preemptive Notice or, in any event, more than one hundred fifty (150) days after the most recently delivered Preemptive Notice, the offer or issuance of such Additional Securities by the Company shall be deemed a new offering and the Company shall be required to give a separate Preemptive Notice with respect thereto.

(iii)                               Acknowledgment.  Subject to the rights of holders of Class A Units pursuant to Section 3.2(a)(ii), each Member holding Common Units acknowledges that if such Member does not exercise the rights granted to such Member pursuant to this Section 3.2(b), upon an issuance of Additional Securities, such Member’s percentage ownership of Units on a fully diluted basis will be reduced.  Each Member acknowledges that if such Member does exercise the rights granted to such Member pursuant to this Section 3.2(b), such Member and the Company shall be required to execute customary documentation in connection therewith, including customary representations and warranties, covenants and other agreements as may reasonably be required by the Company.

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3.3                               No Interest on Capital Contributions.  Members shall not be paid interest on their Capital Contributions.

3.4                               Return of Capital Contributions.  Except as otherwise provided in this Agreement, no Member shall have the right to receive the return of any Capital Contribution.

3.5                               Form of Return of Capital.  If a Member is entitled to receive a return of a Capital Contribution, the Member shall not have the right to receive any form of consideration other than cash in return of the Member’s Capital Contribution.

3.6                               Capital Accounts.  The Company shall maintain a separate Capital Account for each Member.

3.7                               Incentive Units.

(a)                                 As of the Effective Date, the Company has authorized, and reserved for issuance under the Equity Incentive Plan, Incentive Units (the “Authorized Incentive Units”).  To the extent that, on or after the Effective Date, any Incentive Units are issued under the Plan and then such Incentive Units are forfeited, canceled or otherwise terminated, or the Incentive Units are not delivered because an award under the Equity Incentive Plan is settled in cash or used to satisfy the applicable tax withholding obligation, such Incentive Units shall remain part of the Authorized Incentive Units.  The number of Authorized Incentive Units can be increased by the Board at any time in its sole discretion.

(b)                                 It is each Member’s intention that the Incentive Units issued under the Equity Incentive Plan shall represent interests in the Profits and Losses, but not the capital, of the Company.  As a condition to the award of any Incentive Units under the Equity Incentive Plan, the intended recipient of such Incentive Units shall execute a restricted units or similar agreement, in a form approved by the Board, and shall take such other steps, and execute such other documents as are contemplated thereunder.  The Incentive Units issued pursuant to the Equity Incentive Plan may be subject to the vesting terms, if any, a Participation Threshold and/or any other terms set forth in the applicable grant agreements by and between the Company and the holder of the Incentive Units.

(c)                                  In the event that any Incentive Units are granted pursuant to the Equity Incentive Plan after the Effective Date, the Board shall be authorized to establish a “participation threshold” with respect to the subset of Incentive Units granted on such date (a “Participation Threshold”).  The Participation Threshold for any subset of Incentive Units granted on the same date shall be calculated as of the time immediately prior to the issuance of such Incentive Units and, unless otherwise determined by the Board, shall not be less the Net Equity Value as of such time.  Notwithstanding the foregoing, the Participation Threshold of a subset of Incentive Units shall not be less than zero.  The Participation Threshold of a subset of Incentive Units shall be met at such time as the aggregate prior and current distributions under Section 4.1 with respect to any Common Units and any Incentive Units with a lower Participation Threshold than that of the subset in question equals the Participation Threshold of that subset of Incentive Units.  For the avoidance of any doubt, in the event that any Incentive Units are not entitled to participate in distributions under Section 4.1 (because their applicable Participation Threshold has not been reached), the amount distributable to such Incentive Units but for the limitation imposed by this Section 3.7(c) shall be distributed to the holders of Common Units and Incentive Units with a lower Participation Threshold in accordance with the provisions of Section 4.1.

3.8                               Representations of Unit Holders.  Each Unit Holder hereby represents and warrants to the Company and acknowledges that: (a) such Unit Holder has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and

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making an informed investment decision with respect thereto; (b) such Unit Holder has reviewed and evaluated all information necessary to assess the merits and risks of his investment in the Company and has had answered to his satisfaction any and all questions regarding such information; (c) such Unit Holder recognizes that the Company is a highly speculative venture involving a high degree of financial risk, and such Unit Holder is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time; (d) such Unit Holder is acquiring Units for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof; (e) the Units have not been registered under the Securities Act or the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified, or an exemption from such registration and qualification requirements is available, under the Securities Act and other applicable securities laws and the provisions of this Agreement have been complied with; (f) the Units were not offered by any means of general solicitation or general advertising, and no representation, warranty or written communication with respect to the Units were made by the Company to the Unit Holder, and in entering into this transaction the Unit Holder is (except in the case of fraud) not relying upon any information other than that contained in this Agreement and the results of his own independent investigation; (g) the execution, delivery and performance of this Agreement have been duly authorized by such Unit Holder and do not require such Unit Holder to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to such Unit Holder or other governing documents or any agreement or instrument to which such Unit Holder is a party or by which such Unit Holder is bound; (h) except in the case of fraud, the determination of such Unit Holder to purchase Units has been made by such Unit Holder independent of the Board, Rollover Investor or any other Unit Holder and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company that may have been made or given by the Board, Rollover Investor or any other Unit Holder or by any agent or employee of the Company, Rollover Investor or any other Unit Holder; (i) such Unit Holder is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act; and (j) this Agreement is valid, binding and enforceable against such Unit Holder in accordance with its terms.  Each Unit Holder hereby acknowledges that: (i) there are substantial restrictions on the transferability of the Units; (ii) such Unit Holder has no right to require the Units to be registered under the Securities Act or the securities laws of any state; (iii) there currently is no, and it is anticipated that there will never be any, public market for the Units; (iv) unless otherwise set forth in this Agreement, it may not be possible for such Unit Holder to liquidate such Unit Holder’s investment in the Company and, accordingly, such Unit Holder may have to hold the Units and bear the economic risk of this investment indefinitely; and (v) such Unit Holder has been advised to consult with such Unit Holder’s own attorney regarding legal matters concerning the Company and to consult with such Unit Holder’s tax advisor regarding the tax consequences of investing in the Company.  The representations and warranties set forth in this Section 3.8 shall be deemed to be continuing with respect to each Unit Holder during the period in which such Unit Holder remains a Unit Holder.

Article IV
Distributions and Allocations

4.1                               Distributions of Available Cash.  For purposes of this Article IV, a “Member” shall be deemed to include an Economic Owner.

(a)                                 In General.  The Board may in its sole discretion from time to time cause the Company to make distributions of Available Cash to the Members.  Subject to the rights of any senior or pari passu securities issued under Section 3.2(a) (other than with respect to the Class A Units), distributions of Available Cash shall be made to the Members in the following order of priority:

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(i)                                     ten percent (10%) of each such distribution shall be made to the Members holding Class A Units, in proportion to the number of Class A Units held by each such Member; and

(ii)                                  the remaining ninety percent (90%) of each such distribution shall be made to the Members holding Common Units other than Class A Units and/or Incentive Units in the following order of priority:

(A)                               an amount equal to the product of the remaining Available Cash multiplied by the Incentive Unit Factor shall be distributed to the Members holding vested Incentive Units in proportion to the number of vested Incentive Units held by each such Member; and

(B)                               an amount equal to the remaining Available Cash after the distribution described in clause (ii)(A) above shall be distributed to the Members holding Common Units other than Class A Units in proportion to the number of such Common Units held by each such Member.

(b)                                 In-Kind Distribution.  If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their fair market value, as determined by an appraiser selected by the Board and any Member entitled to receive such assets may receive an interest in such assets as a tenant-in-common with all other Members so entitled.

(c)                                  No Obligation to Restore Negative Capital Account.  No Member shall be obligated to restore a negative Capital Account during the term of, or upon dissolution of, the Company.

4.2                               Distributions with Respect to Tax.

(a)                                 Notwithstanding Section 4.1 or any other provision of this Agreement, the Company shall use reasonable best efforts, prior to any distributions pursuant to Section 4.1(a), to distribute to each Member an amount equal to such Member’s Tax Distribution (as defined in Section 4.2(b)) to enable the Members to pay federal, state and local income taxes on taxable income of the Company allocated to the Members during a taxable year (said taxable income allocated to a Member to be determined by netting all items of Profits and Losses which are allocated by the Company to the Members and as to which the Members are subject to tax), provided, however, in no event shall the Company make Tax Distributions to a Member at a given time if the cumulative taxable losses allocated to a Member from the date hereof to such time exceed the cumulative taxable income of the Company allocated to such Member for such period.  Distributions made pursuant to Sections 4.1(a)(i), (ii)(A) and (ii)(B) shall serve to discharge the Company’s obligations under this Section 4.2 to the extent paid.  Distributions made under this Section 4.2 shall reduce amounts distributable pursuant to Sections 4.1(a)(i), (ii)(A) and (ii)(B) and Section 8.2(a)(iv).

(b)                                 The amount distributable to a Member pursuant to Section 4.2(a) (a “Tax Distribution”) with respect to a taxable year of the Company shall be equal to the product of (i) the excess of (A) the taxable income allocated to such Member by the Company for that year on which taxes will be payable for Federal and state income tax purposes, over (B) the cumulative net losses, if any, theretofore allocated to such Member from the Company from the date hereof through the end of such taxable year and not previously applied for purposes of this Section 4.2(b), and (ii) the Assumed Tax Rate.

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(c)                                  Any and all Tax Distributions shall be paid with respect to any taxable year of the Company on a quarterly basis to allow the Members to pay their estimated income tax liability (based on the Board’s good faith estimate of the taxable income of the Company for the current taxable year and the amount of Tax Distribution which such Member is entitled pursuant to Section 4.2(b)), with any additional distribution (based on the actual taxable income of the Company for such taxable year) to be paid no later than March 10 following such taxable year.

4.3                               Limitations on Distributions.  Notwithstanding anything to the contrary contained herein, the Members hereby acknowledge and agree that the Company’s ability to make any distributions to its Members may be subject to the satisfaction of certain covenants and approvals pursuant to such commercially-reasonable loans with third parties and/or associated security agreements or mortgages to which the Company is a party or by which its assets may be bound and that the distributions due to the Members pursuant to this Agreement may be prohibited by such loan and/or security agreements.

4.4                               Allocations of Profits and Losses.  Except as otherwise required by Section 704(b) of the Code and Sections 4.5 and 4.6 hereof, Profits and Losses of the Company for any taxable year shall be allocated as follows:

(a)                                 Profits.  Profits, and each item of Company income, gain, loss or deduction entering into the computation thereof, for each taxable year shall be allocated to the Members so as to reduce, proportionally, the difference between their respective Target Capital Accounts and Partially Adjusted Capital Accounts for such fiscal year.  No portion of the Profits for any taxable year shall be allocated to a Member whose Partially Adjusted Capital Account is greater than or equal to its Target Capital Account for such fiscal year.

(b)                                 Losses.  Losses, and each item of Company income, gain, loss or deduction entering into the computation thereof, for each taxable year shall be allocated to the Members so as to reduce, proportionally, the difference between their respective Partially Adjusted Capital Accounts and Target Capital Accounts for such fiscal year.  No portion of the Losses for any taxable year shall be allocated to a Member whose Target Capital Account is greater than or equal to its Partially Adjusted Capital Account for such fiscal year.

(c)                                  Loss Limitation.  Losses allocated pursuant to Section 4.4(b) shall not exceed the maximum amount of Losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any taxable year.  In the event that some but not all of the Members would have and Adjusted Capital Account Deficit as a consequence of an allocation of Losses pursuant to Section 4.4(b), the limitations set forth herein shall be applied on a Member-by-Member basis and Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Members’ Capital Accounts so as to allocate the maximum permissible Losses to each Member under Regulations Section 1.704-1(b)(2)(ii)(d).

Notwithstanding the foregoing, the Board may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement, taking into account facts and circumstances as the Board deems reasonably necessary for this purpose.

4.5                               Regulatory Allocations.

(a)                                 Minimum Gain and Member Minimum Gain Chargebacks.  Notwithstanding any other provision of this Article IV, items of Company income and gain shall be allocated so as to comply with the minimum gain chargeback requirements of Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

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(b)                                 Qualified Income Offset.  If a Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible; provided, however, that an allocation pursuant to this Section 4.5(b) shall be made if and only to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.5(b) were not in this Agreement.

(c)                                  Non-recourse Deductions.  Non-recourse deductions (as defined in Regulations Section 1.704-2(b)(1)) for any taxable year or other period shall be allocated to the Members holding Common Units pro rata in accordance with their respective Common Units.  The amount of non-recourse deductions and excess non-recourse liabilities shall be determined in accordance with Regulations Section 1.704-2(c).

(d)                                 Partner Non-recourse Deductions.  Any partner non-recourse deductions (as defined in Regulations Section 1.704-2(i)(1)) for any taxable year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the partner non-recourse debt to which such partner non-recourse deductions are attributable in accordance with Regulations Section 1.704-2(i).  The amount of partner non-recourse deductions shall be determined in accordance with Regulations Section 1.704-2(i)(2).

(e)                                  Effect of Regulatory Allocations.  The allocations described in Section 4.4(c) and Section 4.5(a), (b), (c) and (d) above (the “Regulatory Allocations”) are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2 and as such may not be consistent with the manner in which the Members intend to allocate items of income, gain, loss, deduction and expense or make distributions.  Accordingly, notwithstanding other provisions of this Section 4.5 and Section 4.4(c), but subject to the requirements of the Regulations, items of income, gain, loss, deduction and expense in subsequent taxable years shall be allocated among the Members in such a way as to reverse as quickly as possible the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts they would have been if Profits and Losses (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations.

4.6                               Special Allocations Relating to Entity-Level Taxes; Withholding.

(a)                                 Special Allocations Relating to Entity-Level Taxes.  Notwithstanding anything to the contrary herein, in the event that and to the extent that any state, local or other income tax imposed on the Company as an entity is reduced by reason of the holding of an interest by any Member, no part of the expense of the Company for such tax shall be allocated to such Member.  In addition, if the Company is obligated under applicable law to pay any amount to a governmental agency because of a Member’s status as a Member of the Company for federal or state withholding or other taxes, such amount shall reduce the distributions which would otherwise be made to such Member pursuant to this Article IV.

(b)                                 Withholding.  The Company shall comply with the withholding provisions of Federal, state and local law and shall remit amounts withheld to and file required forms with the applicable jurisdictions.  To the extent the Company is required to withhold and pay over any amounts to any authority with respect to distributions or allocations to any Member, the amount withheld shall be treated as a distribution in the amount of the withholding to that Member for all purposes under this Agreement.  In the event of any claimed over-withholding, the Member shall be limited to a refund claim against the applicable jurisdiction.  If the amount withheld was not withheld from actual distribution to a

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Member, the Company may, at the Board’s option, (i) require the Member to reimburse the Company for such withholding upon request by the Board, or (ii) reduce any subsequent distributions to the Member by the amount of such withholding.  Each Member agrees to furnish the Company with any representations and forms as shall reasonably be requested by the Board to assist it in determining the extent of, and in fulfilling, the Company’s withholding obligations.

4.7                               Allocation for Income Tax Purposes.

(a)                                 Allocation in General.  Except as otherwise provided in Section 4.7(b), for each fiscal year, items of Company income, gain, loss, deduction and expense, shall be allocated, for federal, state and local income tax purposes, among the Members in the same manner as the Profits (and the items thereof) or Losses (and the items thereof) of which such items are components were allocated pursuant to Section 4.4.

(b)                                 Section 704(c) Items.  In accordance with Section 704(c) of the Code and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.  If the Gross Asset Value of a Company asset is adjusted pursuant to clause (b) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset for tax purposes shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the Regulations thereunder.  Any elections or other decisions relating to such allocations shall be made by the Board.

(c)                                  Allocations Solely for Tax Purposes.  Allocations pursuant to this Section 4.7 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profits and Losses or other items or distributions pursuant to any provision of this Agreement.

Article V
Board of Directors

5.1                               Board of Directors.

(a)                                 Duties; Size.  The business and affairs of the Company shall be managed by or under the direction of a board of directors (the “Board of Directors” or the “Board”).  The Board of Directors shall be deemed to be the “manager” of the Company for purposes of the Act. The Board of Directors shall consist of five (5) individuals, each of whom need not be a Member or a resident of the State of New York.  The size of the Board may be increased or decreased at any time by the Board, but shall not be increased to a size greater than ten (10) individuals.

(b)                                 Election of the Board.

(i)                                     Subject to Section 5.1(b)(ii), the members of the Board of Directors shall be elected by a Majority-in-Interest of the Members.

(ii)                                  So long as Nord (together with any of its Permitted Transferees) continues to own at least 50% of the Class A Units it holds on the date hereof, Nord shall have the right to designate one (1) Director and replace or remove such designee and fill any resulting vacancy.

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(iii)                               The initial members of the Board of Directors elected or designated pursuant to clauses (i) and (ii) shall be [        ], [        ],[        ],[        ] and [        ].1

(c)                                  Term of Office.  The Directors shall serve until their resignation, death or removal (with or without cause) in accordance with Section 5.1(f) below.

(d)                                 Vacancies.  Except for a vacancy resulting from a Director appointed pursuant to Section 5.1(b)(ii), any vacancy on the Board shall be filled by a Majority-in-Interest of the Members.

(e)                                  Resignation.  A Director may resign as such by delivering his or her written resignation to the Company at the Company’s principal office addressed to the Board.  Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.  Any vacancy resulting from such resignation shall be filled by the Member that appointed such resigning director pursuant to Section 5.1(b).

(f)                                   Removal.  Except for the Director appointed pursuant to Section 5.1(b)(ii), any Director may be removed from the Board of Directors at any time by a Majority-in-Interest of the Members.

(g)                                  Voting of Directors.  Each Director shall be entitled to one vote on each matter submitted to the vote of the Board of Directors or in a written consent to take action without a meeting of the Board.

(h)                                 Quorum and Required Vote.  At any meeting of the Board of Directors called in accordance with the provisions of Section 5.1(l), (m) and (n) below, the presence in person or by proxy (if permitted by applicable law) of Directors possessing at least a majority of the votes in the aggregate shall constitute a quorum for the transaction of business. Except as otherwise required by law or provided in this Agreement (including Section 5.2(c)), at any meeting of the Board of Directors at which a quorum is present, Directors possessing a majority of the votes in the aggregate present at the meeting in person or by proxy (if permitted by applicable law), excluding from the votes present for such purposes any abstentions or recusals, may take action on behalf of the Board of Directors.

(i)                                     Action by Written Consent.  Subject to the terms of this Agreement (including Section 5.2(c)), and except as otherwise provided by law, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if (a) a written consent thereto setting forth the action to be taken is signed or electronically transmitted by Directors possessing at least a majority of the votes of the Board of Directors, or of the applicable committee thereof (as applicable), in the aggregate, (b) such writings or electronic transmissions are filed with the records of the meetings of the Board of Directors or committee thereof (as applicable), with a copy thereof to be promptly given to those Directors who did not consent in writing to the action and (c) all Directors or committee members (as applicable) receive notice of such action proposed to be taken not less than two (2) days prior to taking such action, so long as such advance notice would not reasonably be expected to materially and adversely impact the Company,; provided that, in each case, the form of consent will be sent to all Directors or committee members (as applicable) for execution at substantially the same time.  Any such consent shall have the same force and effect as if action had been taken by means of a vote of the Board of Directors or committee at a meeting thereof.

1  Prior to the closing, the initial members of the Board will be designated by the respective parties.

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(j)                                    Compensation.  Except as otherwise decided by the Board of Directors, the Directors shall serve without compensation from the Company.  The Directors shall be entitled to reimbursements of any reasonable and documented out-of-pocket costs (including travel and lodging) incurred in connection with their activities as members of the Board of Directors.

(k)                                 Place of Board Meetings.  Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place in the United States as shall be specified or fixed in the notices or waivers of notice thereof; provided that a Director may participate in a meeting of the Board of Directors by means of telephone or similar communications equipment, so long as all of the Directors participating in the meeting can hear and speak to each other at the same time.  Such participation shall constitute presence in person at the meeting.

(l)                                     Regular Board Meetings.  Regular meetings of the Board of Directors shall take place not less often than bi-annually at such place, date and time as the Chairman shall determine.  Notice of each regular meeting of the Board of Directors stating the date, place and time of such meeting shall be given to each Director by hand, telephone, facsimile, electronic mail, overnight courier or the U.S. mail at his or her address shown on the Company’s records and at least five (5) days prior to such meeting.

(m)                             Special Board Meetings.  Special meetings of the Board of Directors (or a committee) may be called by the Chairman (in the case of a Board Meeting) or at the direction of 51% or more of the Directors at such place, date and time as the Chairman shall determine.  Notice of each special meeting of the Board or committee stating the date, place and time of such meeting shall be given to each Director (in the case of a Board meeting) or each Director on such committee (in the case of a committee meeting) by hand, telephone, facsimile, electronic mail, overnight courier or the U.S. mail and at least two (2) days prior to such meeting.

(n)                                 Waiver of Notice.  Any Director, either before or after any Board meeting, may waive in writing notice of the meeting, and such waiver shall be deemed the equivalent of the Company having given notice.  Attendance at a meeting by a Director shall constitute a waiver of notice, except when the Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(o)                                 Proxies.  To the fullest extent permitted by applicable law, a Director may authorize another Person or Persons to act for such Director by proxy authorized by an instrument in writing or by an electronic transmission permitted by law and filed in accordance with the procedure established for such meeting or action.

(p)                                 Chairman.  The Board of Directors shall elect a chairman (the “Chairman”) who shall preside at all meeting of the Board of Directors.  If the Chairman shall be absent, a temporary chairman chosen by the Board of Directors present at such meeting shall preside.

(q)                                 Committees.  The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors; provided, that so long as Nord (or any of its Permitted Transferees) continues to have the right to designate a Director pursuant to Section 5.1(b)(ii), Nord shall have the right to designate one (1) Director to any such committee, other than the audit or compensation committees (provided that neither the audit committee nor the compensation committee shall take any action outside of such committee’s charter that is typically reserved for action by the full Board of Directors; provided further that so long as Nord shall have the right to designate a Director pursuant to Section 5.1(b)(ii), it shall be entitled to have a non-voting observer present at all meetings of the audit committee and to receive any materials and advance notices provided to any members of the audit committee).  Any such committee, to the extent provided in the enabling resolution

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and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board.  At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and, subject to Section 5.2(c), the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution.  The Board may dissolve any committee at any time, unless otherwise provided in the Certificate or this Agreement.  The initial committees established by the Board shall include an audit committee and a compensation committee.  Notwithstanding the foregoing, no committee shall have the power or authority to take any action that the Board is prohibited to take pursuant to the terms of this Agreement (with or without the consent of Nord or otherwise).

(r)                                    Excused Directors.  Notwithstanding anything to the contrary in this Section 5.1, the Company shall be entitled to (i) excuse a Director from any Board meeting or a portion thereof (A) when the Board discusses any matters directly involving the Director or his Affiliates which, based on the advice of outside legal counsel, would reasonably be expected to create an actual or potential conflict of interest for the Director, (B) if, based upon the advice of outside legal counsel, the Director’s participation in such meeting would reasonably be expected to adversely affect the attorney/client privilege of the Company and its legal advisors, (C) to the extent necessary to comply with applicable law (including applicable antitrust laws) based upon the advice of outside legal counsel or (D) relates to capital contributions pursuant to Section 3.2(a) (provided that any such capital contributions shall be subject to Section 5.2(c)(iv)) or the provisions of Sections 7.4 or 7.5 and (ii) withhold information from the Director delivered to the Board prior to a meeting of the Board, in each case, if the Company believes there is a reasonable likelihood that the receipt of such information by the Director would reasonably be expected to (A) upon the advice of outside legal counsel, adversely affect the attorney/client privilege of the Company and its legal advisors or (B) violate applicable law (including applicable antitrust laws) based upon the advice of outside legal counsel.

5.2                               Authority of the Board of Directors.

(a)                                 Subject to Section 5.2(c), the business and affairs of the Company shall be managed by or under the direction of the Board of Directors.  Subject to Section 5.2(c), the power to act for and bind the Company shall be vested exclusively in the Board of Directors, subject to the authority of the Board of Directors to delegate powers and duties to the Officers.

(b)                                 Subject to Section 5.2(c), the provisions contained in Section 5.1 and this Section 5.2 supersede any authority granted to the Members pursuant to the Act, to the extent so permitted under the Act.  Unless a Member is also a Director or an Officer, no Member shall have any power or authority to take any action on behalf of the Company or bind the Company unless specifically authorized to do so by the Board.  Any Member who takes any action on behalf of the Company or binds the Company in violation of this Section 5.2 shall be solely responsible for any loss and expense incurred as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to any such loss or expense.

(c)                                  Notwithstanding the foregoing, the Board (or to the extent applicable, any committee thereof) shall not approve, and neither the Company nor any Subsidiary of the Company shall take, any of the actions set forth below unless the Company has received the prior written consent of Nord:

(i)                                     any material change in the nature of the Business of the Company or its Subsidiaries;

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(ii)                                  any (A) acquisition of (1) any other Person or (2) business of any other Person (whether by purchase of equity interests or assets, or by merger or otherwise), or (B) entry into any material lease for additional teaching space that has annual rental obligations in excess of $1,000,000 per year (which consent may not be unreasonably withheld, conditioned or delayed);

(iii)                               any entry into, or modification of, any agreement or transaction with any Unit Holder or any of its Affiliates (other than with respect to any capital raise permitted or contemplated under this Agreement, any customary agreements with Service Members relating to employment or equity-based compensation and any other transaction arising in the ordinary course of business that is entered into on an arm’s-length basis);

(iv)                              any issuance or sale of any equity interests or Convertible Securities in the Company or any of its Subsidiaries to (A) any Competitor or (B) any Person that does not specifically agree in writing to be subject to, and to Transfer its equity interests to Nord or a third party (as applicable) as and when required by, Sections 7.4, 7.5(a) and 7.5(c); or

(v)                                 any redemption, repurchase or re-acquisition of any equity interests or Convertible Securities in the Company or any of its Subsidiaries (other than repurchases of Units from Service Members pursuant to Sections 7.8 or 7.9).

5.3                               Right to Engage in Other Activities.  Subject to Section 6.5(b) or any other agreements with the Company or any Subsidiary or between or among any Members, to which a Person may be a party or otherwise subject, each Member and each Director, at any time and from time to time, may engage in and own interests in other business ventures of any type and description, independently or with others, in addition to those relating to the Company, including business interests and activities substantially similar or identical to the Business of the Company and its Subsidiaries.

5.4                               Transactions Between the Company and the Members.  Notwithstanding that it may constitute a conflict of interest, but subject to Section 5.2(c)(iv), the Members and the members of the Board and their respective Affiliates may engage in any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service or the establishment of any salary, other compensation or other terms of employment) with the Company and/or one or more of its Subsidiaries so long as such transaction is, as determined by the Board in good faith, (a) on arm’s-length, commercially reasonable terms; provided that such commercially reasonable terms are (i) no less favorable to the Company than those generally being provided to or available from unrelated third parties and (ii) fair and reasonable to the Company, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Company), and (iii) approved by the Board in accordance with this Agreement.

5.5                               Limitation of Liability.

(a)                                 Except as otherwise provided herein or in any agreement entered into by such Person and the Company, and to the maximum extent permitted by the Act, no present or former Board member or any of such Board member’s Affiliates, employees, agents or representatives shall be liable to the Company or to any Member for any act or omission performed or omitted by such Person in its capacity as Board member; provided that, except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Person’s willful misconduct, gross negligence, bad faith or knowing violation of law or if such liability results from such Person’s action taken in his capacity as an individual or outside the authority with respect to the Company conferred to such Person.  The Board and its members may, in good faith, exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or

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by or through its Affiliates, employees, agents or representatives, and the Board shall not be responsible for any misconduct or negligence on the part of any such Person appointed by the Board (so long as such Person was selected in good faith and with reasonable care).  The Board shall be entitled to consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the Board reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(b)                                 Whenever in this Agreement or any other agreement contemplated herein, the Board is permitted or required to take any action, the Board and its members shall be entitled to consider such interests and factors as they desire (including the interests of any Board member as a Member).

(c)                                  Whenever in this Agreement the Board is permitted or required to take any action or to make a decision in its “good faith” or under another express standard, the Board shall act under such express standard and, to the extent permitted by applicable law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as the Board acts in good faith or such other express standard required, the resolution, action or terms so made, taken or provided by the Board shall not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon the Board or any of its Affiliates, employees, agents or representatives.

(d)                                 Each Member and each Unit Holder acknowledges and agrees that (i) neither the Board nor any Director shall have any duties (including, but not limited to, any fiduciary duties) to the Company, the Members or the Unit Holders other than those duties expressly described herein and the implied contractual covenant of good faith and fair dealing and (ii) so long as the Board acts in a manner consistent with the implied contractual covenant of good faith and fair dealing and with the express provisions of this Agreement, the Board shall not be in breach of any duties (including fiduciary duties) in respect of the Company and/or any Member or Unit Holder otherwise applicable at law or in equity.  The provisions of this Agreement, to the extent that they expand, restrict or eliminate the duties and liabilities of the Board otherwise existing at law or in equity, are agreed by the Members and the Unit Holders to replace fully and completely such other duties and liabilities of the Board.  To the maximum extent permitted by applicable law, the Company and each Member and each Unit Holder hereby waive any claim or cause of action against the Board or the Directors, or any of their respective Affiliates, employees, agents or representatives, for any breach of any fiduciary duty to the Company, or any of the Members or Unit Holders, including as may result otherwise from, or with respect to any conflict of interest between the Company or any of its Subsidiaries and such Person in his, her or its capacity as a Member or a Unit Holder, or as an Affiliate thereof.  Subject to compliance with the terms of this Agreement, neither the Board nor any Director shall be obligated to recommend or take any action as a “manager”, or in any other capacity, that prefers the interests of the Company or any of its Subsidiaries or the other Members or Unit Holders over the interests of the Board or any such Director, or any of their respective Affiliates, employees, agents or representatives.

(e)                                  Except as otherwise required by law or the provisions of this Agreement, the Company shall indemnify its present and former Directors (and his or her Affiliates and their respective heirs, executors and personal and legal representatives) against any losses, liabilities, damages or expenses (including amounts owed for attorneys’ fees, judgments and settlements in connection with any threatened, pending or completed action, suit or proceeding) to which any of such Persons may directly or indirectly become subject for action taken or omitted to be taken on behalf of the Company or in connection with any involvement with the Company or its Subsidiaries (including serving as a manager, officer, director, consultant or employee of the Company or its Subsidiaries), unless such losses,

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liabilities, damages or expenses are caused by such Person’s gross negligence, willful misconduct or bad faith; provided, however, that, except for proceedings to enforce rights to indemnification, the Company shall not be obligated to indemnify any Director (or his or her Affiliates and their respective heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such Person unless such proceeding (or part thereof) was authorized or consented to by the Board.  The right to indemnification conferred by this Section 5.5(e) shall include the right to be paid by the Company the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Company of an undertaking by or on behalf of the Director receiving advancement to repay the amount advanced if it shall ultimately be determined that such Director is not entitled to be indemnified by the Company under this Section 5.5(e).

(f)                                   The Company shall be the primary obligor in respect of any Director’s claim for indemnification, advancement of expenses and/or insurance, to the extent subject to this Section 5.5, and the obligation, if any, of any Party or any of its Affiliates (each, a “Related Fund”) to indemnify, advance expenses to or provide insurance for any Director shall be secondary to the obligations of the Company under this Section 5.5; provided, that in no event shall Nord or its Affiliates have any obligation to indemnify, advance expenses to or provide insurance for any Director.  In the event that any Related Fund is or is threatened to be made a party to or a participant in any proceeding, and the Related Fund’s involvement in the proceeding arises in whole or in part from the service to the Company of any Director, then the Related Fund shall be directly entitled to all rights and remedies of such Director hereunder to the same extent as such Director.  To the extent any Related Fund advances or pays any amounts to any Director in connection with any claim subject to this Section 5.5, whether or not such Related Fund is or is threatened to be made a party to or a participant in any proceeding, such Related Fund shall be subrogated to the rights of such Director against the Company pursuant to this Section 5.5.  For the avoidance of doubt, each Related Fund is a third-party beneficiary of this Section 5.5(f) and may enforce its terms against the Company.

5.6                               Indemnification of Officers.  The Company, at the direction of the Board, may indemnify and advance expenses to an Officer, employee or agent of the Company or any Subsidiary to the same extent and subject to the same conditions under which it shall indemnify and advance expenses under Section 5.5(e).

5.7                               Nonexclusivity of Rights.  The right to indemnification and the advancement and payment of expenses conferred in this Article V shall not be exclusive of any other right that a Member or member of the Board, or other Person indemnified pursuant to this Article V may have or hereafter acquire under any contract, law (common or statutory) or provision of this Agreement.

5.8                               Insurance.  The Company or one or more of the Subsidiaries may obtain and maintain, at its expense, insurance to protect itself and any Member, member of the Board, Officer or agent of the Company or any Subsidiary who is or was serving at the request of the Company or any Subsidiary as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article V.  The Company shall use its best efforts to cause its insurance providers, if any, to satisfy any claims under this Article V to the fullest extent of the coverage provided, notwithstanding any other indemnities or insurance available to any Director from any Related Fund.

5.9                               Savings Clause.  If this Article V or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold

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harmless each Person indemnified pursuant to this Article V as to costs, charges and expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement with respect to any action, suit, claim, proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Article V that shall not have been invalidated and to the fullest extent permitted by applicable law.

5.10                        Power of Attorney.

(a)                                 Grant of Power.  Each Member constitutes and appoints the Board of Directors as the Member’s true and lawful attorney-in-fact (“Attorney-in-Fact”), and in the Member’s name, place and stead, to make, execute, sign, acknowledge, and file, with respect to the Company:

(i)                                     the Certificate of Formation of the Company consistent with this Agreement;

(ii)                                  all documents (including amendments to the Certificate of Formation and/or this Agreement) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement that has been properly approved in accordance with Section 10.4 of this Agreement;

(iii)                               any and all other certificates or other instruments required to be filed by the Company under the laws of the State of New York or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of New York;

(iv)                              one or more applications to use an assumed name;

(v)                                 all documents and instruments which the Attorney-in-Fact deems necessary and appropriate to execute on behalf of a Member if such Member does not take any actions properly requested by Board pursuant to Section 7.4; and

(vi)                              all documents which may be required to dissolve and terminate the Company and to cancel its Certificate of Formation.

(b)                                 Irrevocability.  The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or dissolution of a Member or the Transfer of a Unit, except that if the transferee of such Unit is approved for admission as a Substituted Member pursuant to Section 7.3(d), this power of attorney granted by the transferor shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution.

5.11                        Officers.  The officers of the Company (the “Officers”) shall consist of a President, Chief Executive Officer and Chief Financial Officer and such other officers (with such duties) as the Board of Directors may determine.  All of the Officers of the Company shall be elected annually by the majority of the Board of Directors.  An Officer shall remain an officer of the Company unless and until such Officer’s successor is elected and qualified, removed by a majority of the Board of Directors (with or without cause) or their resignation, death or incapacity, subject to employment agreements and employment manuals.  The Officers shall be responsible for the day-to-day management and operations of the Company and shall have such duties and the powers as determined by the Board of Directors.  Designation of an Officer shall not, of itself, create any contractual or employment rights.

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Article VI
Members

6.1                               No Control of the Company; Other Limitations.  Unless a Member is also a Director or an Officer, a Member shall not participate in the management or control of the Company’s business, transact any business for the Company or have the power to act for or bind the Company, all such powers being vested solely and exclusively in the Board.

6.2                               Liability.

(a)                                 Except as otherwise required by the Act, a Member, as such, shall not be personally liable for any of the debts, liabilities, contracts or any other obligations of the Company.

(b)                                 Except as otherwise provided herein or in any agreement entered into by such Person and the Company, and to the maximum extent permitted by the Act, no present or former Member or any of such Member’s Affiliates, employees, agents or representatives shall be liable to the Company or to any other Unit Holder for any act or omission performed or omitted by such Person in its capacity as a Member.

(c)                                  The parties hereto agree that each Member’s parents, subsidiaries (other than the Company), Affiliates, investors, officers, directors, shareholders, members, employees, agents, representatives, equity or debt holders shall not have any obligation or liability for any reason under or in any way related to this Agreement.  It is understood and agreed by and between the parties that any contact or communication relating in any way to this Agreement, its terms or subject matter, or the negotiation thereof, by any person employed by or associated with each Member or any of such Member’s parents, Subsidiaries, Affiliates, investors, officers, directors, shareholders, members, employees, agents, representatives, equity or debt holders, is acknowledged to have been a contact or communication by that person solely on behalf of such Member or, in certain instances, the Company, and not on behalf of that person individually or personally, or on behalf of any other person or entity.  This Section 6.2(c) is intended to and shall preclude each Member or other Economic Owner from alleging or pursuing any claim that depends on or is based in the doctrine of “alter ego”, “piercing the corporate veil” or any other argument or law seeking to hold any person or entity other than the entity that is a signatory to this Agreement responsible for any obligation that may arise as a result of or in connection with this Agreement.

6.3                               Incapacity or Dissolution.  The death, incapacity, dissolution or bankruptcy of a Member, or the transfer of all of his interest in the Company to anyone that is not a Member, shall not cause a dissolution of the Company, but the rights of such Member to share in the Profits and Losses of the Company, to receive distributions of Company funds and to assign an interest pursuant to Article VII hereof shall, on the happening of such an event, devolve on his or its successor-in-interest, if any, and the Company shall continue as a limited liability company under the Act.

6.4                               Members’ Meetings.  Meetings of the Members holding Common Units for the transaction of such business as may properly be brought before the meeting shall be held on such dates and at such times as may be determined by the Board.  Except as required by non-waivable provisions of applicable law, the Board shall not be required to convene any meetings of the Members.

(a)                                 Place of Members’ Meetings.  All meetings of the Members holding Common Units shall be held at the principal place of business of the Company or at any other place in the United States as shall be specified or fixed in the notices or waivers of notice thereof; provided that a Member holding Common Units may participate in a meeting of the Members by means of telephone or similar

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communications equipment, so long as all of the Members participating in the meeting can hear each other at the same time.  Such participation shall constitute presence in person at the meeting.

(b)                                 Notice of Members’ Meeting.  Except as otherwise required by law or provided in this Agreement, written notice of any meeting of Members holding Common Units stating the place, date and hour of the meeting and the purpose for which the meeting is called, shall be given to each Member entitled to vote at such meeting not less than five (5) nor more than sixty (60) days before the meeting date, by or at the direction of the Board; provided that in the event of exigent circumstances, a Member meeting can be called by the Board on not less than 24-hours’ prior notice.

(c)                                  Waiver of Notice.  Any Member holding Common Units, either before or after any Members’ meeting, may waive in writing notice of the meeting, and such waiver shall be deemed the equivalent of giving notice.  Attendance at a meeting by a Member holding Common Units shall constitute a waiver of notice, except when the Member attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(d)                                 Proxies.  To the fullest extent permitted by law, a Member entitled to vote at a meeting of Members holding Common Units or to express consent or dissent to Company action in writing without a meeting may authorize another Person or Persons to act for such Member by proxy authorized by an instrument in writing or by an electronic transmission permitted by law and filed in accordance with the procedure established for such meeting or action.

(e)                                  Members’ Voting Rights.  Each Member holding Common Units shall be entitled to one vote for each Common Unit held of record by such Member as of the corresponding record date.  The Members shall not be entitled to cumulative voting.

(f)                                   Quorum and Required Vote.  Except as otherwise required by law or provided in this Agreement, at any meeting of the Members, the presence of the Members holding a majority of the Common Units, in person or by proxy, shall constitute a quorum for the transaction of business.  Except as otherwise required by law or provided in this Agreement (including Section 5.2(c)), at any meeting of the Members at which a quorum is present, the affirmative vote of a Majority-in-Interest of the Members present at the meeting in person or by proxy and entitled to vote on the subject matter shall be the act of the Members.

(g)                                  Action by Written Consent.  Except as otherwise provided by law or as provided in this Agreement (including Section 5.2(c)), any action required or permitted to be taken at a Members’ meeting may be taken without a meeting and without a vote if a written consent is signed or electronically transmitted by a Majority-in-Interest of the Members and such writings or electronic transmissions are filed with the records of the meetings of the Board of Directors.  Notice of any action taken without a meeting shall be given to all Members holding Common Units promptly following the taking thereof.  Any such action taken shall have the same force and effect as if action had been taken by the Members holding Common Units at a meeting thereof.

(h)                                 Record Date.  The date on which notice of a meeting of Members holding Common Units is sent shall be the record date for the determination of the Members entitled to notice of or to vote at such meeting (including any adjournment thereof).  The record date for determining the Members entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company.

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6.5                               Duties of the Parties.

(a)                                 Except as otherwise set forth in Section 6.5(b) below or in any other agreement between a Member and the Company, nothing herein shall be deemed to restrict in any way the rights of any Member, any Affiliate of any Member, or any member or shareholder of any Member or each of their respective Affiliates to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity.  The organization of the Company shall be without prejudice to their respective rights (or the rights of their respective Affiliates) to maintain, expand or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom.  Except as otherwise set forth in Section 6.5(b) below or in any other agreement between a Member and the Company, no Member or Affiliate thereof shall be obligated to present any particular investment opportunity to the Company or any Member even if such opportunity is of a character that, if presented to the Company, could be taken by the Company, and any Member or Affiliate thereof shall have the right to take for its own account (individually or as a partner, member, shareholder, fiduciary or otherwise) or to recommend to others any such particular investment opportunity.  Each Member hereby waives any rights the Member or its Affiliates might otherwise have to share or participate in such other interests or activities of any other Member, the Member’s Affiliates, or any member or shareholder of any Member or each of their respective Affiliates.

(b)                                 Notwithstanding the foregoing, each Service Member agrees that while such Person (or any of his Affiliates or Permitted Transferees) is a full-time employee of the Company or any of its Subsidiaries, if such Person (or any of his Affiliates or Permitted Transferees) learns of any investment opportunity in an entity engaged in the Business, such Person shall present, or shall cause his Affiliates to present, such investment opportunity to the Company.

6.6                               Confidentiality.  Each Unit Holder recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information and trade secrets of the Company and its Subsidiaries (including their predecessors) (the “Confidential Information”), including but not limited to confidential information of the Company and its Subsidiaries (and their predecessors) regarding identifiable, specific and discrete business opportunities being pursued by the Company or its Subsidiaries.  Except as otherwise consented to by the Board in good faith and in writing and subject to the rights contemplated by Section 5.3 and Section 6.5(a), each Unit Holder (on behalf of itself and, to the extent that such Unit Holder would be responsible for the acts of the following Persons under principles of agency law, its managers, directors, officers, shareholders, partners, employees, representatives, agents and members) agrees that it will not, during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, take commercial or proprietary advantage of or profit from any Confidential Information or disclose Confidential Information to any Person for any reason or purpose whatsoever, except (a) to authorized managers, directors, officers, representatives, agents and employees of the Company or its Subsidiaries and as otherwise may be proper in the course of performing such Unit Holder’s obligations, or enforcing such Unit Holder’s rights, under this Agreement and the agreements expressly contemplated hereby; (b) to such Unit Holder’s (or any of its Affiliates’) Affiliates, auditors, accountants, attorneys or other agents, or, in the event such Unit Holder is not a natural person, (i) as part of such Unit Holder’s normal reporting, rating or review procedure (including normal credit rating and pricing process), or (ii) in connection with such Unit Holder’s or such Unit Holder’s Affiliates’ normal fund raising, marketing, informational or reporting activities, including to such Unit Holder’s investors in connection with the foregoing, or (iii) to such Unit Holder’s (or any of its Affiliates’) Affiliates, lenders, auditors, accountants, attorneys or other agents; (c) to any bona fide prospective purchaser (other than any Competitor) of the equity or assets of such Unit Holder or its Affiliates or the Units held by such Unit Holder, or, in the event a Unit Holder is not a natural person, prospective merger partner (other than any Competitor) of such Unit Holder or its Affiliates, provided that such purchaser or merger partner agrees to be bound by the provisions of this Section 6.6 or other

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confidentiality agreement approved by the Board; or (d) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation, provided that the Unit Holder required to make such disclosure pursuant to clause (d) above shall provide to the Company prompt notice of such disclosure to enable the Company to seek an appropriate protective order or confidential treatment.  For purposes of this Section 6.6, the term “Confidential Information” shall not include any information of which (x) such Person learns from a source other than the Company or its Subsidiaries, or any of their respective representatives, employees, agents or other service providers, who, in each case, is not known by such Person to be bound by a confidentiality obligation with respect to such information, (y) becomes or is generally known to the public other than as a result of such Person’s acts or omissions to act in violation of this Section 6.6 or (z) is disclosed in a prospectus or other documents for dissemination to the public.  Nothing in this Section 6.6 shall in any way limit or otherwise modify any confidentiality covenants entered into by Service Members pursuant to any other agreement entered into with the Company or any of its Subsidiaries.

6.7                               No Right of Partition.  No Unit Holder or Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

Article VII
Transfer of Units

7.1                               No Certificates.  Unless otherwise determined by the Board in its sole discretion, the Company shall not issue certificates representing Units or other equity interests in the Company.

7.2                               Transfers.

(a)                                 Other than Transfers to a Permitted Transferee or pursuant to Sections 7.4, 7.5, 7.8, 7.9 or 7.10, no Person may Transfer all or any portion of its Units or any interest in the Company without the prior written consent of both the Rollover Investor and Nord, which consent may be given or withheld in each such Person’s sole discretion.

(b)                                 In addition to the other requirements of this Section 7.2, unless waived by the Board, no Transfer of all or any portion of Units or any interest in the Company shall be made unless the following conditions are met:

(i)                                     The Transfer will not violate registration requirements under any Federal or state securities laws;

(ii)                                  The transferee delivers to the Company a written instrument agreeing to be bound by the terms of this Agreement and assume all obligations of the transferor under this Agreement with respect to the Units being transferred;

(iii)                               The Transfer will not result in the Company being subject to the Investment Company Act of 1940, as amended; and

(iv)                              The Transfer will not cause the Company to be treated as a “publicly traded partnership” within the meaning of the Code and Regulations.

(c)                                  No transferee of a Member’s Unit or other interest in the Company shall become a Substituted Member unless such transfer shall be made in compliance with this Section 7.2 and:

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(i)                                     the Board shall have consented to the admission of such transferee as a Substituted Member; and

(ii)                                  the transferring Member and the transferee shall have executed and acknowledged such other instruments as the Board may deem necessary and desirable.

(d)                                 A transferee of a Member’s Unit or other interest in the Company that is not admitted as a Substituted Member shall become an Economic Owner.

(e)                                  The restrictions on Transfer of Units and other provisions contained in this Section 7.2 shall also be applicable to any interests in the Rollover Investor (or its direct and indirect equityholders), in order to avoid any indirect Transfers of the Rollover Investor’s Units that would not otherwise be permitted hereunder.

(f)                                   Notwithstanding anything to the contrary contained herein, other than pursuant to a Pre-Sale Distribution, the Rollover Investor shall be permitted to Transfer up to 20% of its Class B Units held as of the date hereof at any time and the transferee shall hold the Class B Units subject to the terms and conditions set forth in this Agreement (including Section 7.4 and Section 7.5); provided, however, that in no event shall the Rollover Investor be permitted to Transfer any Units to one ore more Competitors.

7.3                               Acknowledgement.  Each Member hereby acknowledges the reasonableness of the prohibition contained in Section 7.2 in view of the purposes of the Company and the relationship of the Members.  Any Person to whom Units or interests in the Company are attempted to be transferred in violation of Section 7.2 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the Units or interests in the Company.

7.4                               Third Party Sale.

(a)                                 If following the third anniversary of the Closing (as defined in the Transaction Agreement), the Company’s projected EBITDA for the then current fiscal year ending on June 30th of such calendar year is expected to be less than $5,000,000, and either (i) the Rollover Investor intends to cause a Third Party Sale (as defined below), or (ii) the Company receives a bona fide unsolicited third party proposal for a Third Party Sale (an “Unsolicited Proposal”), then, in either such case, prior to initiating a process (a “Sale Process”) for a Third Party Sale or entering into a definitive agreement with respect to such Unsolicited Proposal, Nord shall have a right of first offer a (“ROFO”) as follows:

(i)                                     The Rollover Investor shall give written notice to Nord of such Sale Process or Unsolicited Proposal, as applicable, including in reasonable detail the identity of the proposed purchaser or transferee, any terms and conditions thereof known at such time (including the purchase price, the proposed date of the sale and any other applicable economic terms) (the “ROFO Notice”).

(ii)                                  Upon receipt of the ROFO Notice, Nord shall have twenty (20) Business Days (the “ROFO Period”) to offer to purchase all (but not less than all) of the Option Equity (as defined below), Incentive Units and any other Units held by any other Unit Holder by delivering a written notice (an “Offer Notice”) to the Rollover Investor stating that it offers to purchase such equity in accordance with the terms specified in the ROFO Notice.

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(iii)                               During the ROFO Period, the Rollover Investor shall not, and shall cause the Company and its representatives not to, (A) enter into an exclusivity arrangement or definitive agreement with any party in connection with any Third Party Sale (other than a customary nondisclosure agreement) or (B) solicit, initiate or knowingly encourage any inquiry, proposal or offer from any party providing for any Third Party Sale or participate in any discussions or negotiations regarding any Third Party Sale with any party who has made any inquiry, proposal or offer regarding a Third Party Sale.  In the event Nord and the Rollover Investor enter into a definitive agreement with respect to the sale of the Option Equity, Incentive Units and all other Units held by any other Unit Holder, the consummation of such transaction shall be in accordance with Section 7.4(d), and in such transaction, the Rollover Investor shall cause all other Unit Holders to Transfer their Units to Nord.

(iv)                              In the event Nord does not deliver an Offer Notice during the ROFO Period, Nord shall be deemed to have waived all of its rights to purchase the Units in the Company under this Section 7.4(a), and the Rollover Investor shall thereafter have the right to consummate a Third Party Sale, including pursuant to the provisions of Section 7.4(d).

(v)                                 If the Rollover Investor does not, within 180 days after the end of the ROFO Period, enter into a definitive agreement for a Third Party Sale, or if the Rollover Investor enters into such an agreement and it is subsequently terminated or the transactions contemplated thereby are not consummated within 180 days of entering into such agreement, then the Rollover Investor will again be subject to the restrictions of this Section 7.4(a), and must afford Nord another ROFO Period in order to cause the restrictions of Section 7.4(a) to lapse as contemplated therein.

For the avoidance of doubt, for any Third Party Sale prior to the third anniversary of the Closing, when the Company’s projected EBITDA for the then current fiscal year ending on June 30th of such calendar year is expected to be less than $5,000,000, Nord’s prior written consent to such Third Party Sale shall be required.

(b)                                 If at any time that (x) the Company’s projected EBITDA for the then current fiscal year ending on June 30th of such calendar year is expected to equal or exceed $5,000,000 and (y) the Rollover Investor intends to cause a Third Party Sale, then (i) during April of such calendar year, the Rollover Investor shall provide written notice to Nord and (ii) during the twelve (12) month period following receipt of such written notice by Nord, the Rollover Investor shall be permitted to cause a Third Party Sale; provided that (A) the Rollover Investor shall comply with, and Nord shall be subject to, the ROFO provisions set forth in Section 7.4(a) and (B) any such Third Party Sale is, until a definitive agreement with respect thereto has been executed, subject to the Nord Call Right set forth in Section 7.5(a).

(c)                                  If at any time that (x) the Company’s projected EBITDA for the then current fiscal year ending on June 30th of such calendar year is expected to equal or exceed $5,000,000 and (y) the Company receives an Unsolicited Proposal, then the Rollover Investor shall be permitted to cause a Third Party Sale; provided that (i) the Rollover Investor shall comply with, and Nord shall be subject to, the ROFO provisions set forth in Section 7.4(a) and (ii) any such Third Party Sale is, until a definitive agreement with respect thereto has been executed, subject to the Nord Call Right set forth in Section 7.5(a).

(d)                                 If the Rollover Investor is permitted to cause a Third Party Sale pursuant to this Section 7.4, each Unit Holder will consent to and raise no objections to the proposed transaction, and will take all other actions reasonably necessary or desirable to cause the consummation of such Third Party

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Sale on the terms proposed by the Rollover Investor including by causing all of such Unit Holder’s Units to be transferred to the purchaser in such Third Party Sale.  The obligations of the Unit Holders pursuant to this Section 7.4(d) with respect to a Third Party Sale are subject to the following conditions: (x) the consideration payable upon consummation of such Third Party Sale to all of the Unit Holders shall be allocated among Unit Holders in accordance with the distributions set forth in Section 4.1(a), and (y) upon the consummation of the Third Party Sale, all of Unit Holders shall receive the same form of consideration per Unit of the same class. Nord will not be obligated to make any representations or warranties to the purchaser in a Third Party Sale, except as to (A) good and valid title to its Units to be transferred, (B) the legal capacity and authority for, and validity, binding effect and enforceability of (as against Nord), any agreement entered into by Nord in connection with the Third Party Sale, and (C) the absence of encumbrances, with respect to its Units to be Transferred.  All representations and warranties made by Nord in connection with the Third Party Sale shall be on a several and not joint basis.  In connection with any Third Party Sale, each Unit Holder agrees to be bound by, but in each case, solely as to, or to the extent of, the representations and warranties made by such Unit Holder, agreements with respect to indemnification obligations, amounts paid into escrow, amounts subject to holdbacks or amounts subject to post-closing purchase price adjustments, and agreements to appoint representatives; provided, that any such indemnification, escrow, holdback and adjustment obligations undertaken by any Member (A) shall be in the reverse order of the distributions priorities set forth in Section 4.1(a) (i.e., the holders of Units having the lowest priority of distributions having the first obligation with respect to any such indemnification, escrow, holdback and adjustment obligations), and (B) shall not exceed the total amount of consideration received by such Member in connection with such Third Party Sale of the Company.

(e)                                  To the extent that a Unit Holder does not take any actions required to be taken by it pursuant to this Section 7.4 and when requested by the Board pursuant to this Section 7.4, each such Unit Holder hereby constitutes and appoints the Board as such Unit Holder’s true and lawful Attorney-in-Fact and authorizes the Attorney-in-Fact to execute on behalf of such Unit Holder any and all documents and instruments which the Attorney-in-Fact deems necessary and appropriate in connection with the Third Party Sale.  The foregoing power of attorney is irrevocable and is coupled with an interest.

(f)                                   Upon the execution of a definitive agreement with respect to any Third Party Sale, the Nord Call Right, the Rollover Put Right, and the Nord Put Right shall be suspended, and upon the closing of a Third Party Sale, the Nord Call Right, the Rollover Put Right, and the Nord Put Right shall be terminated.

(g)                                  For purposes of this Agreement, a “Third Party Sale” shall mean any direct or indirect sale to an independent third party of all of the Units in the Company (including by merger, consolidation, reorganization or combination of the Company) or a sale of all or substantially all of the assets of the Company and its Subsidiaries.  For purposes of this Section 7.4, the Rollover Investor and its direct and indirect owners may elect to convey the Rollover Investor’s Units to the third party in a Third Party Sale in any combination of Units in the Company and stock in a corporation whose assets consist solely of direct or indirect equity interests in the Rollover Investor (such stock, “Blocker Stock” and, the Blocker Stock together with any Units held by the Rollover Investor and/or its Affiliates, the “Option Equity”).  If a Third Party Sale is to include the sale of the Blocker Stock, such sale of Blocker Stock shall be preceded by the Rollover Investor distributing interests in the Company in redemption of the Rollover Investor’s equity followed by the sole owner of the Rollover Investor distributing the interests in the Company to the Rollover Investor Blocker in redemption of the Rollover Investor Blocker’s ownership in the sole owner of the Rollover Investor related to the Company, such that the Rollover Investor Blocker would own its interests in the Company directly at the time of the sale of the Blocker Stock (a “Pre-Sale Distribution”).

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7.5                               Put and Call Rights

(a)                                 Nord Call Right.  Subject to Section 7.5(f), at any time between September 1st and March 31st of each fiscal year, beginning on September 1, 2015, Nord shall have the right (the “Nord Call Right”), exercisable by delivery of an irrevocable written notice to the Rollover Investor, to acquire all of the outstanding Units in the Company not owned by Nord (and to the extent any such Units are not owned by the Rollover Investor, the Rollover Investor shall be required to cause the holders thereof to transfer the same to Nord).  For purposes of this Section 7.5(a) and Section 7.5(b), the Rollover Investor and its direct and indirect owners may request that Nord purchase the Rollover Investor’s Units in any combination of Units in the Company and Blocker Stock.  If any Blocker Stock is to be sold as part of the transaction, prior to the sale of such Blocker Stock, the Pre-Sale Distributions shall occur.

(b)                                 Upon the exercise of the Nord Call Right, Nord shall acquire the Option Equity, the Incentive Units and any other Units held by any other Unit Holder for a cash purchase price equal to the greater of (i) $150,000,000 and (ii) the product of ten (10) multiplied by the projected EBITDA for the then-current fiscal year ending June 30th of such calendar year (the greater of (i) or (ii), the “Nord Call Price”) payable (and as-adjusted) in accordance with Section 7.5(e).  Notwithstanding Section 7.5(e), if the Nord Call Price is calculated pursuant to clause (ii) of the preceding sentence, then Nord shall pay ninety percent (90%) of such price in cash at the closing and the balance shall be payable in cash by Nord upon completion of the audit for the fiscal year ending as of such June 30th (but in no event later than September 30th of the calendar year in which Nord exercises the Nord Call Right).  The purchase by Nord of the Units contemplated hereby shall be accomplished by an assignment to Nord of the applicable Units in the Company and the Blocker Stock included in the Option Equity.

(c)                                  Rollover Put Right.  Subject to Section 7.5(f), during April of any calendar year in which the Company’s projected EBITDA for the then-current fiscal year ending on June 30th of such calendar year (the “Rollover Put Fiscal Year”) is expected to equal or exceed $5,000,000, the Rollover Investor shall have the right (the “Rollover Put Right”), on irrevocable written notice to Nord, to sell (and upon exercise of such right, the Rollover Investor shall cause all other Unit Holders to sell) to Nord all of the outstanding Option Equity, Incentive Units and other Units in the Company not owned by Nord, for a cash purchase price equal to the lesser of (i) $150,000,000 and (ii) the product of eleven (11) multiplied by the projected EBITDA for the then-current fiscal year ending June 30th of such calendar year (the lesser of (i) or (ii), the “Rollover Put Price”) payable (and as-adjusted) in accordance with Section 7.5(e); provided that if the Rollover Put Price is calculated pursuant to clause (ii), additional consideration (the “Rollover Put Earnout”) shall be paid ninety (90) days after the completion of the second fiscal year after the Rollover Put Fiscal Year (i.e., if the Rollover Put Right is exercised in April 2016, the Rollover Put Earnout would be calculated based on the EBITDA for the fiscal year ending June 2018), and shall be equal to the product of 4.125 and the excess, if any, of the EBITDA for such fiscal year over the EBITDA for the Rollover Put Fiscal Year; provided, however, that in no event shall the sum of the Rollover Put Price and the Rollover Put Earnout exceed $150,000,000 in the aggregate.  Notwithstanding Section 7.5(e), if the Rollover Put Price is calculated pursuant to clause (ii) of the preceding sentence, then Nord shall pay ninety percent (90%) of such price in cash at the closing and the balance shall be payable in cash by Nord upon completion of the audit for the fiscal year ending as of such June 30th (but in no event later than September 30th of the calendar year in which the Rollover Investor exercises the Rollover Put Option).  The purchase by Nord of the Units contemplated hereby shall be accomplished by an assignment to Nord of the applicable Units in the Company and the Blocker Stock included in the Option Equity.

(d)                                 Nord Put Right.  If, at any time after the 7th anniversary of the “Closing Date,” as defined in the Transaction Agreement, neither the Nord Call Right nor the Rollover Put Right has been exercised, then Nord shall have the right (the “Nord Put Right”), on irrevocable written notice to the

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Rollover Investor, to sell to the Rollover Investor all of Nord’s Units in the Company for a cash purchase price equal to the lesser of (i) the fair market value of such Units (as determined below), and (ii) $7,500,000 (the “Nord Put Price”) payable in accordance with Section 7.5(e).  For purposes of clause (i), the fair market value of Nord’s Units shall be determined by mutual agreement of Nord and the Rollover Investor; provided, that if Nord and the Rollover Investor are unable to agree upon a fair market value within fifteen (15) Business Days, such fair market value shall be determined by a nationally recognized independent investment banking firm or valuation firm (the “Third Party Firm”), who shall be selected by mutual agreement of Nord and the Rollover Investor; or, if they are unable to agree upon the Third Party Firm within five (5) Business Days, such Third Party Firm shall be selected by agreement of two other Third Party Firms within five (5) Business Days after the designation of such other Third Party Firms, one of whom shall be selected by Nord and the other of whom shall be selected by the Rollover Investor.  If either Nord or the Rollover Investor fails to designate a Third Party Firm in a timely manner, then the Third Party Firm designated by the other alone shall determine the fair market value.  The Nord Call Right and the Rollover Put Right shall terminate upon written notice from Nord to the Rollover Investor that Nord is exercising the Nord Put Right.

(e)                                  Closing of the Nord Call Right, Rollover Put Right and Nord Put Right.

(i)                                     Each Member shall take all actions as may be reasonably necessary to consummate the purchase or sale contemplated by Section 7.4 or this Section 7.5, including entering into a definitive purchase agreement and delivering certificates and instruments and consents as may be deemed necessary or appropriate (and in the case of the Rollover Investor with respect to Sections 7.5(a), 7.5(b) and 7.5(c), causing all other Unit Holders to Transfer their Units to Nord).  The definitive purchase agreement with respect to any exercise of the put and call rights set forth in this Section 7.5 shall be on an “as is” basis, and none of the parties to any such transaction shall be obligated to make any representations, warranties or covenants other than representations as to authority, title to the equity interests being conveyed, and the absence of encumbrances.

(ii)                                  If the Nord Call Price or the Rollover Put Price is calculated based on projected EBITDA, the definitive purchase agreement shall include a customary post-closing adjustment mechanism to adjust such price based on the actual EBITDA calculated pursuant to the Company’s audited financial statements for such fiscal year.

(iii)                               The Nord Call Price, the Rollover Put Price or the Nord Put Price, as applicable, will be subject to a customary purchase price adjustment for debt, cash and net working capital substantially consistent with the purchase price adjustment mechanisms set forth in the Transaction Agreement, including the calculation of net working capital in substantially the same manner as set forth in the Transaction Agreement, including as calculated in the December 2014 column set forth in Schedule 2.7 to the Transaction Agreement.

(iv)                              The Nord Call Price, the Rollover Put Price or the Nord Put Price, as applicable, shall be paid in cash in immediately available funds to the account designated by the payee at least two (2) Business Days prior to the applicable closing.

(v)                                 The consideration payable to the Rollover Investor and the other Unit Holders upon consummation of the Nord Call Right or the Rollover Put Right shall be allocated among the Rollover Investor, the holders of the Blocker Stock and the other Unit Holders in accordance with Section 4.1(a) assuming no Class A Units are outstanding.

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(vi)                              The definitive purchase agreement contemplated by this Section 7.5(e) shall (A) require a closing to occur thereunder within thirty (30) days after all conditions to closing set forth therein are satisfied, including (1) the expiration or termination of the waiting periods (and any extensions thereof) under Section 7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the rules and regulations promulgated thereunder) and (2) approval from the governmental authority of the State of New York with responsibility for the supervision of elementary or secondary education in the State of New York and (B) include affirmative covenants requiring the parties to use commercially reasonable efforts to obtain the approvals described in clause (A) above.

(f)                                   EBITDA Determination.

(i)                                     Board Determination.  In any instance above in which EBITDA, projected or actual, is to be determined, the Board initially shall make such determination in good faith and provide Nord with written notice thereof.

(ii)                                  Protest Notice.  Following written notice of any determination of EBITDA by the Board, Nord shall have thirty (30) days to deliver a written notice to the Board of any objections, and the basis therefor, which Nord may have to calculation of EBITDA (a “Protest Notice”). The Protest Notice must set forth the specific line items of EBITDA to which Nord objects, as well as reasonable detail of the particulars of such disagreement (the “Disputed EBITDA Items”); provided that Nord may not assert a disagreement as to the definition of EBITDA hereunder.  If Nord does not deliver a Protest Notice within such thirty (30) day period, the Board’s determination of EBITDA will be conclusive and binding on the parties for all purposes hereunder.

(iii)                               Resolution of Protest.  Nord and the Board shall use commercially reasonable efforts to resolve, as soon as practicable, any Disputed EBITDA Items.  If the Board and Nord are unable to resolve any such objection with respect to the Disputed EBITDA Items within twenty (20) days following Nord’s delivery of a Protest Notice, then either the Board or Nord may refer the unresolved items in dispute (the “Unresolved EBITDA Items”) to the Accountants.  Promptly, but not later than thirty (30) days after acceptance of their appointment, or such longer period as Board and Nord may agree in writing, the Accountants will determine (based solely on written presentations to the Accountants by the Board and Nord and not by independent review) and will render a report as to the Unresolved EBITDA Items in dispute and the resulting calculation of EBITDA, which report will be conclusive and binding upon the parties for all purposes hereunder.  In resolving any disputed Unresolved EBITDA Item, the Accountants (A) may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Accountants, (B) shall act as an expert and not as an arbitrator, (C) may not propose for resolution any matters that are not Unresolved Closing Items and (D) may not take ex parte oral testimony from the parties or any other Person.  The fees and expenses of the Accountants shall be shared equally by the Company, on the one hand, and by Nord, on the other hand.

(g)                                  Notwithstanding anything herein to the contrary, in no event shall the (x) Rollover Investor be permitted to exercise the Rollover Put Right or (y) Nord be required to consummate a transaction as a result of an exercise of a Nord Call Right or Rollover Put Right, if, in each case, there shall have occurred, arisen or become known any adverse change to the business, condition (financial or otherwise), assets, liabilities or prospects of the Company that has resulted, or would reasonably be expected to result, in loss or liability to the Company or its Subsidiaries in excess of ten percent (10%) of

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the Rollover Put Price (with respect to the Rollover Put Right) or the Nord Call Price (with respect to the Nord Call Right), or which would otherwise materially impair the conduct of the Company’s business as conducted at the time of such exercise or at the time such transaction is to be consummated (a “Material Liability”).  Furthermore, in the event that a Nord Call Right or Rollover Put Right is exercised, an authorized officer of the Rollover Investor shall be required to deliver a certificate at the closing thereof certifying that no Material Liability has occurred.  Notwithstanding the foregoing, in the event a Material Liability occurs and the transaction contemplated by the Rollover Put Right, Nord Call Right or Rollover Put Right are not consummated as a result of such Material Liability, then the Rollover Investor may initiate a Sale Process without giving effect to the ROFO or other limitations set forth in Sections 7.4 or 7.5.

7.6                               Withdrawal of Members.  No Member shall have the right to withdraw from the Company, except in the case of an Involuntary Withdrawal or transfer of all of such Member’s Units in accordance with the terms of this Agreement.  Immediately upon the occurrence of an Involuntary Withdrawal, the successor(s) of the Member so withdrawing shall thereupon become Economic Owner(s) but shall not become Member(s).

7.7                               No Appraisal Rights.  No Member or Economic Owner shall be entitled to any appraisal rights with respect to such Member’s or Economic Owner’s Units, whether individually or as part of any class or group of Members or Economic Owners, in the event of a Third Party Sale.

7.8                               Repurchase of Service Member’s Units other than Common Units.  Notwithstanding anything to the contrary contained herein, all Incentive Units held by a Service Member or beneficially owned by any Service Member or any of his or her transferees (the “Covered Units”) shall be subject to the Company’s right of repurchase or forfeiture under the circumstances and on the terms and conditions specified below, provided that if a Service Member has entered into a restricted units or similar agreement with the Company providing for repurchase and/or forfeiture of any Covered Units upon termination, the rights and obligations of the Company and such Service Member with respect to the repurchase and/or forfeiture of any Covered Units upon termination shall be as set forth in such agreement and Section 7.9(a) shall not apply with respect to such Service Member.  Covered Units that have become vested are referred to herein as “Vested Units.”  All Covered Units that have not vested are referred to herein as “Unvested Units”.

(a)                                 Repurchase and Forfeiture Upon Termination.  If any Service Member’s employment or service with the Company or its Subsidiaries (the “Employer”) is terminated for any reason, the following provisions shall apply:

(i)                                     in the event of termination of employment of the Service Member for any reason other than by the Employer for Cause, the Company shall have the right, but not the obligation, pursuant to procedures described in Section 7.9(c), to purchase all of such Service Member’s Vested Units for an aggregate price equal to the Fair Market Value of the Vested Units to be purchased as of the date of such termination of employment;

(ii)                                  in the event of termination of employment of the Service Member by the Employer for Cause, the Service Member shall forfeit automatically all Vested Units affective as of the date of such termination of employment; and

(iii)                               in the event of termination of employment of the Service Member for any reason, the Service Member shall forfeit automatically all Unvested Units affective as of the date of such termination of employment.

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The Company’s option described in Section 7.9(a)(i) shall be exercisable by written notice to such Service Member or his or her executor or personal representative, as applicable, within 180 days of the effective date of such Service Member’s termination of employment or service with Employer.

(b)                                 Company’s Rights Upon Breach of Restrictive Covenant, Competition with the Company or Board Determined Cause Event.

(i)                                     If any Service Member breaches any Restrictive Covenant, the Company shall have the right, but not the obligation, to cause the forfeiture of any Vested Units.

(ii)                                  In the event of a Board Determined Competition or Board Determined Cause Event with respect to a Service Member, the Company shall have the right, but not the obligation pursuant to procedures described in Section 7.9(c), to purchase all of such Service Member’s Vested Units for an aggregate price equal to the Fair Market Value of such Units as of the date such determination by the Board; provided that the Company shall have the right to cause the forfeiture of all of such Vested Units if the event giving rise to such Board Determined Competition is that such Service Member competes with the Company and/or its Subsidiaries while employed by or providing services to the Company and/or its Affiliates.

(iii)                               The foregoing option shall be exercisable by written notice to such Service Member or his executor or personal representative, as applicable, on or before 180 days after the date such breach or competition with the Company is actually discovered by the Company.

(c)                                  Repurchase Procedures.  The Company shall have the right, but not the obligation, to purchase all or any non-forfeited Vested Units held by a Service Member by sending written notice to the Service Member within the 180-day period described in Section 7.9(a) or Section 7.9(b) above, as applicable.  Such a notice shall specify the closing date for the repurchase of any Vested Units by the Company.  The purchase price for the Vested Units shall be paid by the Company, in the Board’s election, (i) in cash at closing, (ii) by delivery of an unsecured promissory note subordinated and junior in right of payment to all other indebtedness of the Company, with customary terms and conditions, payable in four equal annual installments, with the first installment due on the first anniversary of the closing and the subsequent annual installments due on the successive anniversary dates of the closing, or (iii) in any combination thereof.  In the event that such notice is timely delivered, then, effective retroactively back to the date of termination (and regardless of when the consummation of the repurchase of the Vested Units is consummated), the terminated Member shall be deemed to have assigned all of its right, title and interest in and to the Vested Units to the Company and such Person shall cease to have any rights with respect to the Vested Units except only to receive the purchase price therefor as computed pursuant to this Section 7.9 and such Transferred Units shall be deemed cancelled on the Company’s books and shall no longer be outstanding.

7.9                               Repurchase of Service Member’s Non-Incentive Units.  Notwithstanding anything to the contrary contained herein, any Units (other than Incentive Units) held by a Service Member or beneficially owned by any Service Member or any of his or her transferees shall be subject to the Company’s right of repurchase under the circumstances and on the terms and conditions specified below, provided that if a Service Member has entered into a restricted units or similar agreement with the Company providing for repurchase and/or forfeiture of any such Units upon termination, the rights and obligations of the Company and such Service Member with respect to the repurchase or forfeiture of such Units upon termination shall be as set forth in such agreement, and Section 7.10(a) shall not apply with respect to such Service Member.

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(a)                                 Repurchase Upon Termination.  If any Service Member’s employment or service with the Employer is terminated for any reason, then:

(i)                                     in the event of termination of employment of the Service Member for any reason other by the Employer for Cause, the Company shall have the right, but not the obligation, pursuant to procedures described in Section 7.9(c) above, to purchase all of such Service Member’s Units for an aggregate price equal to the Fair Market Value of such Units to be purchased as of the date of such termination of employment; and

(ii)                                  in the event of termination of employment of the Service Member by the Employer for Cause, the Company shall have the right, but not the obligation, pursuant to procedures described in Section 7.9(c) above, to purchase all of such Service Member’s Units for an aggregate price equal to the lesser of (A) the Fair Market Value of such Units to be purchased as of the date of such termination of employment, and (B) the issue price of such Units.

(b)                                 Company’s Rights Upon Breach of Restrictive Covenant, Competition with the Company or Board Determined Cause Event.

(i)                                     If any Service Member holding Common Units (or any Units other than Incentive Units) breaches any Restrictive Covenant, the Company shall have the right, but not the obligation pursuant to procedures described in Section 7.9(c), to purchase all of such Service Member’s Units for an aggregate price equal to the lower of (x) the Fair Market Value of such Units as of the date such breach is discovered by the Company, and (y) the issue price of such Units.

(ii)                                  In the event of a Board Determined Competition or Board Determined Cause Event with respect to a Service Member, the Company shall have the right, but not the obligation pursuant to procedures described in Section 7.9(c), to purchase all of such Service Member’s Units for an aggregate price equal to the Fair Market Value of such Units as of the date such determination by the Board.

(iii)                               Each of the foregoing options shall be exercisable by written notice to such Service Member or his executor or personal representative, as applicable, on or before 180 days after the date such breach is discovered by the Company or the Board makes such determination.

7.10                        Certain Consequences upon Termination for Cause.  Notwithstanding anything to the contrary in this Agreement or any other agreement between the Company and any Member, in the event that such Member’s employment by or engagement with the Company is terminated by the Company for Cause, (i) if such Member serves on the Board, such Member shall be deemed to have automatically resigned from the Board and shall no longer have any right to serve on the Board, (ii) if any of Units held by such Member have voting rights, all such Units held by such Member shall no longer have the right to vote on any matter submitted or required to be submitted to the vote of the Members, and (iii) the Company shall have the right to keep confidential, and such Member shall not be entitled to receive from the Company, the reports described in the first sentence of Section 9.4 or any other information related to the Company and its business, provided that such Member shall have the right to receive from the Company the tax information described in the second sentence of Section 9.4.

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Article VIII
Dissolution, Liquidation, and Termination of the Company

8.1                               Events of Dissolution.  The Company shall be dissolved upon the decision of the Board to liquidate or dissolve the Company.

8.2                               Procedure for Winding Up and Dissolution.

(a)                                 If the Company is dissolved, the Board shall wind up its affairs.  On the winding up of the affairs of the Company, the assets of the Company shall be distributed in the following order of priority:

(i)                                     first, to pay the costs and expenses of the winding up, liquidation and termination of the Company;

(ii)                                  second, to creditors of the Company, including any liabilities and obligations payable to the Members or Affiliates of the Members;

(iii)                               third, to establish reserves determined by the Board to be reasonably adequate to meet any and all contingent or unforeseen liabilities or obligations of the Company; and

(iv)                              fourth, in accordance with Section 4.1(a).

(b)                                 Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company and the deficit balance in such Member’s Capital Account shall not be considered an asset of the Company or as a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

8.3                               Cancellation of Certificate.  On completion of the distribution of Company assets as provided herein, the Company is terminated, and shall file a certificate of cancellation with the Secretary, cancel any other filings made pursuant to Section 2.1 and take such other actions as may be necessary to terminate the Company.

8.4                               No Action for Dissolution.  The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company.  This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the interests of all Members.  Accordingly, each Member hereby waives and renounces its right to initiate legal action to seek dissolution or to seek the appointment of a receiver or trustee to liquidate the Company.

Article IX
Books, Records, Accounting, and Tax Elections

9.1                               Bank Accounts.  All funds of the Company shall be deposited in a bank account or accounts maintained in the Company’s name.  The Board shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

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9.2                               Books and Records.

(a)                                 The Board shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company’s business.  The records shall include, but not be limited to, a copy of the Certificate of Formation of the Company and this Agreement and all amendments to the Certificate of Formation of the Company and this Agreement, a current list of the names and last known business, residence, or mailing addresses of all Members, and the Company’s Federal, state or local tax returns.  Each Member hereby expressly waives any right to know or find out the identities and addresses of any other Member.

(b)                                 The financial books and records shall be kept on the cash or accrual method of accounting, as determined from time to time by the Board, and shall be maintained in accordance with sound accounting practices.  The books and records of the Company (including financial and non-financial books and records) shall be available at the Company’s principal office for examination only by those Common Members who have participated in all rounds of capital raises (and not any other Member) or such Common Member’s duly authorized representative at any and all reasonable times during normal business hours; provided, however, that the Board shall have the right in its discretion to keep confidential from the Common Members, for such period of time as the Board deems appropriate, any information that the Board reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Board in good faith believes is not in the best interest of the Company or its business or that the Company is required by law or agreement with a third party to keep confidential.  Each Common Member who does inspect any books and records shall reimburse the Company for all costs and expenses incurred by the Company in connection with such Common Member’s inspection and copying of the Company’s books and records, including the costs and the expenses of the Company in disputing such inspection.  Except as otherwise determined by the Board in its sole discretion, the Members (other than the Common Members described above) shall have no right to obtain access to, or copies of, the books and records of the Company under any circumstances whatsoever.

(c)                                  Notwithstanding the provisions of Sections 9.2(a) and (b) hereof, if for whatever reason there is a Member who may otherwise have rights to inspect the books and records of the Company, and such Member is no longer providing services to the Company on a regular and consistent basis, such Member is hereby deemed to have waived any right to inspect any books and records of the Company.  The parties expressly agree that these provisions are intended to supersede and/or supplant any and all of the provisions of Section 18-305 of the Act or any other provision of law intending to confer similar inspection rights on Members.

(d)                                 All matters concerning (i) the determination of the relative amount of allocations and distributions among the Members pursuant to Articles III and IV and (ii) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Board, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

9.3                               Annual Accounting Period.  The annual accounting period of the Company shall end on December 31.  The Company’s taxable year shall be selected by the Board, subject to the requirements and limitations of the Code.

9.4                               Reports.  Within ninety (90) days after the end of each taxable year of the Company, and within forty five (45) days after the end of each fiscal quarter, the Board shall use its good faith efforts to cause to be sent to each Member holding Common Units a complete accounting (including audited (or in the case of any fiscal quarter, unaudited) financial statements (including a balance sheet, income statement and statement of cash flows)) of the affairs of the Company for the taxable year then ended.  In

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addition, within ninety (90) days after the end of each taxable year of the Company, the Board shall use its good faith efforts to cause to be sent to each Person who was a Unit Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Unit Holder’s income tax returns for that year.

9.5                               Tax Matters Partner; Tax Elections.  Rollover Investor is hereby designated the “tax matters partner” of the Company pursuant to the requirements of Section 6231(a)(7) of the Code.  The Board may make any tax elections for the Company allowed under the Code, or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.  At the reasonable request of any Member, the Company shall make an election under Section 754 of the Code, which shall not be revoked without the consent of the Member who requested it. The parties hereto intend to treat the purchase of Units contemplated in that certain Securities Purchase Agreement, dated as of the date hereof between Nord and the Rollover Investor, in accordance with Revenue Ruling 99-5, Situation 1, pursuant to which the Company is converted from an entity that is disregarded as an entity separate from its owner to a partnership.  Nord shall be treated as purchasing a portion of each asset of the Company from the Rollover Investor pursuant to the Securities Purchase Agreement and then Nord is treated as contributing such portions of the assets of the Company to the Company in exchange for an ownership interest in a partnership under Section 721 of the Code and Rollover Investor shall be treated as contributing all of remaining portions the assets of the Company to the Company in exchange for an ownership interest in a partnership under Section 721 of the Code.  No party hereto will take any position on any tax return that is inconsistent with such treatment unless otherwise required by applicable law.

Article X
General Provisions

10.1                        Further Assurances.  Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing and other acts as the Board deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

10.2                        Notifications.  Except as otherwise provided in this Agreement, any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a “notice”) required or permitted hereunder must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, sent by facsimile or sent by recognized overnight delivery service.  A notice must be addressed to a Member at the Member’s last known address (or facsimile number) on the records of the Company.  A notice to the Company must be addressed to the Company at the Company’s principal office (or facsimile number).  A notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered.  A notice that is sent by mail will be deemed given three (3) business days after it is mailed.  A notice sent by facsimile will be deemed given on the next business day after the date of such delivery so long as a copy also is sent by other means permitted hereunder.  A notice sent by recognized overnight delivery service will be deemed given when received or refused.  Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

10.3                        Specific Performance.  The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury.  Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement by a Member, the Company (in addition to any other rights and remedies that may be available under this Agreement, any other agreement or under any law) shall be entitled (without posting

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a bond or other security) to one or more preliminary or permanent orders (a) restraining and enjoining any act which would constitute a breach or (b) compelling the performance of any obligation which, if not performed, would constitute a breach.

10.4                        Amendment; Waivers.

(a)                                 Except as expressly provided in this Section 10.4 (including Section 10.4(c)), this Agreement may be amended, modified or supplemented, and waivers of or consents to departures from the provisions hereof may be given, from time to time only by a written instrument approved by the Board and a Majority-in-Interest of the Members.

(b)                                 Notwithstanding the foregoing, but subject to Section 10.4(c), the Board shall have the right, without the consent of a Majority-in-Interest of the Members, to amend this Agreement, including, without limitation, Exhibit A hereto, in such fashion as may be reasonably required to reflect any of the following transactions: (i) to reflect the issuance of Additional Securities and/or the admission of Substituted Members or Additional Members in accordance with the terms of this Agreement (including pursuant to Section 3.2 when the Members did not exercise their preemptive rights and to reflect any corresponding modifications of the Members’ Units, capital or other provisions of this Agreement as a result of any additional Capital Contributions pursuant to Sections 3.2(a) and (b)), or (ii) to delete or add any provision in this Agreement required to be deleted or added by a state “Blue Sky” commissioner or similar such official, which deletion or addition is deemed by such official to be for the benefit of the Members.  The Members hereby specifically consent to an amendment of this Agreement from time to time in such manner as is reasonably determined by the Board, upon the advice of counsel for the Company, to be necessary or reasonably helpful to ensure that the allocations of profits and losses and individual items thereof are given effect for federal income tax purposes, including any amendments determined by the Board, in consultation with counsel to the Company, to be necessary to comply with the Regulations under Section 704 of the Code, or, on or before the effective date of final regulations, to provide for (A) the election of a safe harbor under Regulations Section 1.83-3(1) (or any similar provision) under which the fair market value of an interest in the Company that is transferred in connection with the performance of services is treated as being equal to the liquidation value of that interest, (B) an agreement by the Company and all of its Members to comply with the requirements set forth in such regulations and Internal Revenue Service Notice 2005-43 (and any other guidance provided by the Internal Revenue Service with respect to such election) with respect to all interests in the Company transferred in connection with the performance of services while the election remains effective, and (C) any other related amendments; provided that, without the consent of a Majority-in-Interest of the Members, no election or amendment shall be made pursuant to this Section 10.4(b) if the safe harbor, when finalized, is substantially different from that set forth in Notice 2005-43 and the application of the safe harbor would result in materially adverse consequences to the Members.

(c)                                  Notwithstanding the foregoing, so long as Nord or any of its Permitted Transferees continues to own any Class A Units, no amendment to this Agreement, which would reasonably be expected to adversely affect Nord’s or its Affiliates’ rights hereunder or otherwise has a disproportionate and adverse impact on Nord or its Affiliates as compared to any other Member, shall take effect without the prior written consent of Nord.

10.5                        Jurisdiction.

(a)                                 Consent to Jurisdiction.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by another party hereto or its successors or assigns shall be brought

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and determined exclusively in the United States District Court for the Southern District of New York.  Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable law, will be valid and sufficient service thereof.  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the any of the matters contemplated by this Agreement in any court or tribunal other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.5(a), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b)                                 WAIVER OF JURY TRIAL.  AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT (AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.

10.6                        GOVERNING LAW.  ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE EXHIBIT HERETO WILL BE GOVERNED BY THE INTERNAL LAW, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF NEW YORK.

10.7                        Notice to Members of Provisions.  By executing this Agreement, each Member acknowledges that such Member has actual notice of (a) all of the provisions hereof (including the restrictions on Transfer set forth herein), and (b) all of the provisions of the Certificate of Formation of the Company.

10.8                        Descriptive Headings; Interpretation.  The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a substantive part of this Agreement.  Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa.  The use of the word “including” in this Agreement shall be by way of example rather than by limitation.  Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof.  Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document, or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification.  The use of the words “or,” “either,” and “any” shall not be exclusive.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and

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no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

10.9                        Severability.  Each provision hereof shall be considered separable.  The invalidity or unenforceability of any provisions hereof in any jurisdiction shall not affect the validity, legality or enforceability of the remainder hereof in such jurisdiction or the validity, legality or enforceability hereof, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.  If, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair or affect the other provisions herein.

10.10                 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same document.

10.11                 Attorneys’ Fees.  In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the non-prevailing party in addition to any other available remedy.

10.12                 Creditors.  None of the provisions of this Agreement shall be for the benefit of or be enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in the Company’s Profits, Losses, distributions, capital or property other than as a secured creditor.

10.13                 Offset Against Amounts Payable.  Whenever the Company is to pay any sum to any Unit Holder or any Affiliate or related Person thereof, any amounts that such Unit Holder or such Affiliate or related Person owes to the Company or any of its Subsidiaries may be offset or deducted from that sum before payment.

10.14                 Legal Counsel.  The Company has engaged Katten Muchin Rosenman LLP (“Katten”) as legal counsel to the Company.  No legal counsel has been engaged by the Company to protect or otherwise represent the interests of the Unit Holders, Members or the Board or any Director.  Each Director and each Unit Holder: (a) approves Katten’s representation of the Company in the preparation of this Agreement; (b) acknowledges that no legal counsel has been engaged by the Company to protect or otherwise represent the interests of the Unit Holders or the Board or any Director, that Katten has not been engaged by any Unit Holder or the Board to protect or represent the interests of such Unit Holder or the Board vis-à-vis the Company in connection with the preparation of this Agreement, and that actual or potential conflicts of interest may exist among the Unit Holders and the Board in connection with the preparation of this Agreement (with the consequence that a Unit Holder’s or the Board’s interests may not be vigorously represented unless such Unit Holder or the Board engages its own legal counsel); and (c) acknowledges further that such Unit Holder, the Board and each Director has been afforded the opportunity to engage and seek the advice of its own legal counsel before entering into this Agreement.  In addition, each Director and each Unit Holder: (i) acknowledges the possibility of a future conflict or dispute among Unit Holders or between any Unit Holder or Unit Holders, the Company and/or the Board; (ii) agrees that Katten may represent the Company in connection with any such conflict or dispute and, in the case of any conflict or dispute among Unit Holders or between any Unit Holder and a Director and/or not involving the Company or any of its Subsidiaries or other Affiliates, the Board or any Unit Holder in

44

connection with any such conflict or dispute, and, to the extent permitted under the Illinois Rules of Professional Conduct and any other applicable rules governing the professional conduct of attorneys (the “Professional Rules”), waives its right to object to such representation (including, but not limited to, on the grounds of any actual or potential conflict of interests); and (iii) acknowledges the possibility that, pursuant to operation of the Professional Rules, Katten may be precluded from representing the Company and/or any Unit Holder or the Board in connection with any such conflict or dispute (even if Katten has represented the Company and/or such Unit Holder or the Board with regard to other matters).  Nothing in this Section 10.13 shall preclude the Company from selecting different legal counsel to represent it at any time in the future.

10.15                 Binding Provisions.  This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

10.16                 Entire Agreement.  This Agreement embodies the complete agreement and understanding among the parties and supersedes and preempts the Original Agreement and any other prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

10.17                 Survival.  Sections 4.6(b), 5.5 and 6.6  shall survive and continue in full force in accordance with its terms notwithstanding any termination of this Agreement or the dissolution of the Company.

10.18                 Number of Units.  References in this Agreement to the number of Units held by any Unit Holder at any time shall be adjusted (a) proportionately to reflect any equity split, equity combination, in-kind equity distribution, recapitalization or similar transaction involving equity of the Company occurring after the date hereof and (b) otherwise in accordance with Section 3.2(a)(ii).

10.19                 Delivery by Facsimile.  This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties.  No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

*      *      *      *      *

45

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Operating Agreement of Léman Manhattan Preparatory School, LLC as of the date first written above.

COMPANY:

Léman Manhattan Preparatory School, LLC

By:
Name:
Title:

MEMBERS:

Meritas Schools Holdings, LLC

By:
Name:
Title:

Viking Holdco, Inc.

By:
Name:
Title:

1

EXHIBIT A

(as of [                ], 2015) *

Name of Member	Class A Units	Class B Units	Capital Contribution
Viking Holdco, Inc.	10	—		$7,500,000
Meritas Schools Holdings, LLC	—	90	$	[ ]
Total	10	90	$	[ ]

EXHIBIT D

DEFINITIONS

“Accountants” means Deloitte LLP, or if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the Buyer and the Sellers’ Representative in writing; provided that if the Buyer and the Sellers’ Representative are unable to select an alternative firm within thirty (30) calendar days after delivery of the Protest Notice, either the Buyer or the Sellers’ Representative may request the American Arbitration Association to appoint, within twenty (20) Business Days from the date of such request, an independent accounting firm meeting the requirements set forth above or a neutral and impartial certified public accountant with significant arbitration experience related to purchase price adjustment disputes relating to transactions of a similar nature.

“Accreditation” means the status of public recognition or listing granted by an Accrediting Body to a school or an educational program reflecting the Accrediting Body’s determination that the school or educational program meets the standards and requirements of the Accrediting Body relating to such matters as the performance, operations, financial condition and/or academic standards of such schools or programs.

“Accrediting Body” means any Person, whether foreign or domestic, including any institutional, programmatic, or specialized accrediting agency, which engages in the granting or withholding of Accreditation of schools or educational programs.

“Acquisition Proposal” means any proposal relating to a possible (a) merger, consolidation or similar transaction involving Meritas or OldCo, (b) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of Meritas or OldCo, including the Included Subsidiaries, but not the Excluded Subsidiaries, representing, in the aggregate, 50% or more of the assets of Meritas and the Included Subsidiaries, taken as a whole, (c) issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 50% or more of the votes attached to the outstanding securities of Meritas, (d) liquidation, dissolution, or other similar type of transaction with respect to Meritas or any Included Subsidiary, or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the Transaction.

“Act” has the meaning set forth in the Recitals.

“Action” means any suit, claim, complaint, charge, investigation, audit or examination, citation, legal proceeding, administrative enforcement proceeding, arbitration proceeding or subpoena of any kind or nature whatsoever, in each case by or before any Governmental Authority.

“Adjustment Calculation Time” means 12:01 A.M. on the Closing Date.

“Affiliate,” as applied to any Person, means any other Person controlling, controlled by, or under common control with, that Person.  For the purposes of this definition, “control” means the power to direct the management and policies of such Person, directly or indirectly, whether through possession of voting stock or equity interests of such Person, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Aggregate Meritas Transaction Expenses Amount” means the aggregate amount of all Transaction Expenses of the Meritas Parties, the estimate of which (as finally determined pursuant to Section 2.7(b)) shall be set forth on the Meritas Transaction Expenses Schedule.

“Agreement” has the meaning set forth in the Preamble.

“Agreement Date” has the meaning set forth in the Preamble.

“Alternate Debt Financing” has the meaning set forth in Section 9.3(c).

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to Meritas, OldCo or the Included Subsidiaries, or apply to Chengdu or its Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010, the Mexican Federal Anti-corruption in Public Procurement Proceedings Law (Ley Federal Anticorrupción en Contrataciones Públicas), articles 222 and 222-bis of the Mexican Federal Criminal Code (Código Penal Federal), and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Laws” means, collectively, (a) the HSR Act; (b) the Sherman Antitrust Act of 1890, as amended; (c) the Clayton Act of 1914, as amended; (d) the Federal Trade Commission Act of 1914, as amended; (e) any other applicable Law designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade; and (f) any applicable Law that requires one or both parties to certain mergers, acquisitions and joint ventures to submit notifications to Governmental Authorities charged with enforcing any applicable Laws specified in (a) through (e) of this definition (commonly known as merger control).

“Approved CapEx Amount” means the aggregate amount of cash paid or incurred after the date hereof in respect of the capital expenditure projects set forth on Exhibit J in excess of the CapEx Limit, in each case, to the extent requested by Sellers’ Representative in writing and approved by Buyer in writing.

“Audited Financial Statements” has the meaning set forth in Section 3.7.

“Bargaining Agreement” shall mean each agreement, labor or union Contract entered into with a union, labor organization or works council governing the terms and conditions of employment of any Meritas Employee.

“Blocker” has the meaning set forth in the Preamble.

“Blocker Allocable Percentage” has the meaning set forth in Section 2.1(a).

“Blocker Pre-Closing Income Tax Return” has the meaning set forth in Section 12.1(c)(i).

“Blocker Pre-Closing Tax Return” has the meaning set forth in Section 12.1(c)(i).

“Blocker Purchase Price” means the portion of the Meritas Purchase Price allocated to the Blocker Shares as set forth on the Closing Purchase Price Allocation Schedule.

“Blocker Shares” has the meaning set forth in Section 5.3.

“Blocker Stockholders” has the meaning set forth in the Preamble, and each is hereinafter referred to as a “Blocker Stockholder.”

“Blocker Straddle Period Tax Return” has the meaning set forth in Section 12.1(c)(ii).

“Business Day” means a day other than Saturday, Sunday or any other day on which commercial banks in Chicago, Illinois or Hong Kong are authorized or required by Law to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Fundamental Representations” means the representations and warranties set forth in Sections 7.1, 7.2 and 7.13.

“Buyer Group” has the meaning set forth in Section 15.3(c).

“Buyer Indemnified Parties” means the Buyer Parties and each of their respective equityholders, members, managers, directors, officers, employees, agents, Affiliates (including the Meritas Companies after the Closing), successors and assigns, and each is hereinafter referred to as a “Buyer Indemnified Party.”

“Buyer Participating Claim” has the meaning set forth in Section 12.1(f)(ii).

“Buyer’s Investment Banker” means Goldman Sachs Group, Inc.

“Buyer Parties” has the meaning set forth in the Preamble.

“Buyer Tax Action” has the meaning set forth in Section 12.1(i).

“CapEx Limit” has the meaning set forth in Section 8.1(l).

“Carve-Out Financials” has the meaning set forth in Section 8.7(a).

“Cash” means actual cash on hand held by Meritas and the Included Subsidiaries without limitation or restriction of any kind, net of any bank overdrafts and as adjusted for any deposits in transit, any outstanding checks and any other proper reconciling items, calculated in accordance with GAAP; provided, however, that Cash shall not include (a) any Trapped Cash, or (b) any cash deposits being held as collateral or other security for contractual obligations where the cash in these accounts cannot be withdrawn without curing with a future cash deposit or other financial obligation, including any security deposits with landlords.

“Certificate of Merger” has the meaning set forth in Section 2.2(b).

“Chengdu” has the meaning set forth in the Preamble.

“Chengdu Affiliate Transaction” means any Contract or other agreement, arrangement or understanding between any of Chengdu or its Subsidiaries, on the one hand, and any of the Sellers or any of their respective Affiliates (including any other Meritas Party and the Excluded Subsidiaries), on the other hand.

“Chengdu Audited Financial Statements” means the Chengdu Latest Audited Balance Sheet and the related audited statements of income and cash flow of Chengdu WFOE for the fiscal years ended December 31, 2012, 2013 and 2014.

“Chengdu Buyer” has the meaning set forth in the Preamble.

“Chengdu Escrow Amount” has the meaning set forth in Section 2.6(c).

“Chengdu Financial Statements” means, collectively, the Chengdu Audited Financial Statements and the Chengdu Unaudited Financial Statements.

“Chengdu Insurance Policies” means all material insurance policies, including, but not limited to, general liability, product liability, comprehensive general liability and umbrella insurance policies, maintained by Chengdu as of the Agreement Date.

“Chengdu Intellectual Property” means all IP Rights owned by Chengdu and/or any of its Subsidiaries.

“Chengdu’s Knowledge” means the actual knowledge, after reasonable inquiry, of Eric Larson and Alan Chen.  For this purpose, “reasonable inquiry” means, with respect to each such Person (a) review of files and other information in his or her possession, custody or control or of which such Person is aware and (b) inquiry of employees of Chengdu who have responsibilities pertinent to such inquiry and access to information in the possession, custody or control of Chengdu and responsive thereto.

“Chengdu Latest Audited Balance Sheet” means the audited balance sheet of Chengdu WFOE for the year ended December 31, 2013.

“Chengdu Latest Balance Sheet” means the unaudited balance sheet of Chengdu WFOE as at the Chengdu Latest Balance Sheet Date.

“Chengdu Latest Balance Sheet Date” means February 28, 2015.

“Chengdu Leased Property” means all real property leased, licensed or otherwise occupied by Chengdu and its Subsidiaries, together with all rights, easements and privileges appertaining or relating to such real property, and all improvements located on such real property.

“Chengdu Local Transfer Agreement” means that certain Local Transfer Agreement, substantially in the form attached hereto as Exhibit N.

“Chengdu Material Contracts” means such Contracts that are required to be listed on Schedule 4.9.

“Chengdu Owned Property” means all real property owned by Chengdu and its Subsidiaries, together with all rights, easements and privileges appertaining or relating to such real property, and all improvements located on such real property.

“Chengdu Pre-Closing Income Tax Return” has the meaning set forth in Section 12.1(b)(i).

“Chengdu Pre-Closing Tax Return” has the meaning set forth in Section 12.1(b)(i).

“Chengdu Projections” means, collectively, any projections and other forecasts, including, but not limited to, projected or pro forma financial statements, cash flow items and other data and certain business plan information related to Chengdu and its business.

“Chengdu Purchase Price” means an amount equal to $19,000,000 less the balance at the Closing of the  amounts due and owing by Chengdu or its Subsidiaries to any Meritas Party pursuant to any Contract or understanding, including pursuant to (a) the Meritas Management Services Agreement, dated as of April 30, 2012, by and among Sterling Asian Schools Holdings Limited, Meritas, LLC, and Chengdu Sterling Educational Consulting Co. Ltd. and (b) Trademark License Agreement, dated as of July 31, 2012, by and between Meritas Malta Holdings Limited and Sterling Asian Schools Holdings Ltd. and that certain related Sublicense Agreement, dated as of July 31, 2012, by and between Sterling Asian Schools Holdings Ltd, and Chengdu Sterling Educational Consulting Co. Ltd.

“Chengdu Real Property” means, collectively, the Chengdu Owned Property and the Chengdu Leased Property.

“Chengdu Registered IP” has the meaning set forth in Section 4.14(a).

“Chengdu School” means The Léman International School — Chengdu.

“Chengdu Shares” has the meaning set forth in Section 4.3.

“Chengdu Stockholder” has the meaning set forth in the Preamble.

“Chengdu Straddle Period Tax Return” has the meaning set forth in Section 12.1(b)(ii).

“Chengdu Unaudited Financial Statements” means the Chengdu Latest Balance Sheet and the related unaudited statement of income and cash flow of Chengdu WFOE.

“Chengdu WFOE” means Chengdu Sterling Educational Consulting Limited, a wholly foreign-owned enterprise organized in accordance with the Company Law of the People’s Republic of China, the Law of the People’s Republic of China on Wholly-Foreign-Owned Enterprises and other relevant laws and regulations of the People’s Republic of China.

“China Accounting Standards” means the Accounting Standards for Business Enterprises issued by the Chinese Ministry of Finance in February 2006, and the Application Guidance for Accounting Standards for Business Enterprises and Interpretation of Accounting Standards for Business Enterprises, consistently applied.

“Closing” means the consummation of the Transaction.

“Closing Cash” means all Cash as of the Adjustment Calculation Time as finally determined in accordance with Section 2.7.

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Indebtedness” means all Indebtedness of Meritas and the Included Subsidiaries as of the Adjustment Calculation Time, as finally determined in accordance with Section 2.7.

“Closing Merger Consideration” means the portion of the Meritas Purchase Price allocated to the Meritas Members (other than the Blocker) as set forth on the Closing Purchase Price Allocation Schedule.

“Closing Meritas Purchase Price Adjustment” means the amount equal to: (a) the Closing Cash, plus or minus (as applicable) (b) the Floating Closing Adjustment, plus (c) the Marketing Delay Adjustment (if any), minus (d) the Closing Indebtedness, plus (e) the Closing Value of Trapped Cash, minus (f) the Aggregate Meritas Transaction Expenses Amount, plus or minus (as applicable) (g) the Closing Net Working Capital Surplus or the Closing Net Working Capital Deficit (as applicable), plus (h) the Approved CapEx Amount.

“Closing Net Working Capital” means Net Working Capital as of the Adjustment Calculation Time, as finally determined in accordance with Section 2.7.

“Closing Net Working Capital Deficit” means the amount, if any, by which Closing Net Working Capital is less than the Target Net Working Capital.

“Closing Net Working Capital Surplus” means the amount, if any, by which Closing Net Working Capital is greater than the Target Net Working Capital.

“Closing Purchase Price Adjustment Schedule”        means a schedule setting forth the Closing Meritas Purchase Price Adjustment.

“Closing Purchase Price Allocation Schedule” has the meaning set forth in Section 11.1(g).

“Closing Value of Trapped Cash” means the Value of Trapped Cash as of the Adjustment Calculation Time, as finally determined pursuant to Section 2.7.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Agreement” means (a) commercially reasonable agreements entered into in the ordinary course of business providing for the allocation or payment of real property Taxes attributable to real property by a lessee or occupant, (b) commercially reasonable agreements entered into in the ordinary course of business for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business, and (c) provisions of employment agreements compensating employees for any increase in taxation of such employee’s income resulting from the performance of work outside of such employee’s country of residence.

“Committed Debt Financing” has the meaning set forth in Section 7.5(b).

“Compliance Date” means January 1, 2014.

“Compliance Objection Notice” has the meaning set forth in Section 9.3(g).

“Compliant” means, with respect to the Financing Information, that: (a) such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information not misleading in light of the circumstances in which made; (b) Meritas’ auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Financing Information; (c) the Carve-Out Financials are prepared in accordance with GAAP and, in the case of the Prior Period Carve-Out and to the extent the FY Carve-Out is included in the Financing Information, such Carve-Out Financials shall have been audited by Grant Thornton LLP in accordance with auditing standards generally accepted in the United States of America, as established by the American Institute of Certified Public Accountants, and in the case of the Q3 Carve-Out and to the extent the Q1 Carve-Out is included in the Financing Information, such Carve-Out Financials shall have been reviewed by Grant Thornton LLP in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information, as established by the American Institute of Certified Public Accountants; and (d) to the extent the Q1 Carve-Out is included in the Financing Information, such Q1 Carve-Out has been delivered to Buyer on or prior to November 15, 2015.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of July 14, 2014, by and between Buyer and OldCo, as amended from time to time.

“Consent” means any approval, consent, ratification, waiver or other authorization.

“Contract” means any agreement, arrangement, understanding, note, mortgage, indenture, lease, deed of trust, license, plan, instrument or other contract.

“Copyrights” means any works of authorship, copyrights, mask works, and all registrations and applications for the registration thereof.

“Corporate Person” has the meaning set forth in Section 16.16.

“Covered Employee” means any employee that is (a) a “Central Services” staff member, (b) a member of the “Global Enrollment Team”, (c) senior leadership at any Target Group School, (d) a headmaster or a direct report thereof at any Target Group School, in the case of a solicitation by the Sellers, or at any school operated by an Excluded Subsidiary, in the case of a solicitation by the Buyer Parties, and (e) a managing director or a direct report thereof at any Target Group School, in the case of a solicitation by the Sellers, or at any school operated by an Excluded Subsidiary, in the case of a solicitation by the Buyer Parties.

“Credit Agreements” means (a) that certain Credit Agreement, dated as of June 25, 2013, by and among Meritas Schools Holdings, LLC, OldCo, lenders party thereto and Credit Suisse AG, as administrative agent, as amended by Amendment No. 1 thereto, dated as of July 23, 2014 and as further amended from time to time and (b) that certain Term Loan Agreement, dated as of July 23, 2014, by and among Meritas Schools Holdings, LLC, OldCo, lenders party thereto and Credit Suisse AG, as administrative agent, as amended from time to time.

“D&O Costs” has the meaning set forth in Section 9.5(b).

“D&O Expenses” has the meaning set forth in Section 9.5(b).

“D&O Identifiable Claim” has the meaning set forth in Section 9.5(b).

“D&O Indemnified Person” has the meaning set forth in Section 9.5(a).

“D&O Indemnifying Party” has the meaning set forth in Section 9.5(b).

“Debt Financing Commitment Letter” has the meaning set forth in Section 7.5(b).

“Deductible” means an amount equal to $4,125,000.

“Deferred Consideration” has the meaning set forth in Section 2.9(a).

“Deferred Consideration Period” has the meaning set forth in Section 2.9(g).

“Delivery Notice” has the meaning set forth in Section 9.3(g).

“Demand Notice” has the meaning set forth in Section 14.5(b).

“Direct Claim” has the meaning set forth in Section 14.5(b).

“Disputed Closing Items” has the meaning set forth in Section 2.7(d).

“Disputed Enrollment Items” has the meaning set forth in Section 2.9(c).

“DOJ” has the meaning set forth in Section 9.2.

“Educational Agency” means any Accrediting Body or State Educational Agency.

“Educational Approval” means any license, permit, consent, approval, authorization, certificate or Accreditation issued by any Educational Agency with respect to the business of Meritas.

“Educational Law” means any laws, regulations, ordered standards or requirements administered or promulgated by any Educational Agency.

“Effective Time” has the meaning set forth in Section 2.2(b).

“Employee Plan” has the meaning set forth in Section 3.18(a).

“Enrollment Report” has the meaning set forth in Section 2.9(a)

“Enrollments” means the total number of full fee paying (subject to financial aid and discounts consistent with Meritas’ past practice), full-time equivalent students enrolled at a Target Group School.

“Environmental Law” means any Laws relating to the protection of the environment or the exposure of persons to, or remediation of, any Hazardous Materials, in each case as in effect as of the Agreement Date.

“Environmental Permits” means any permits, licenses, certifications, authorizations or any other approvals issued by any Governmental Authority relating to the operation of the business of the Included Subsidiaries pursuant to any Environmental Law.

“Equity Purchases” has the meaning set forth in the Recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Account” means the escrow account established pursuant to the Escrow Agreement.

“Escrow Agent” means Wells Fargo Bank, N.A.

“Escrow Agreement” means that certain Escrow Agreement, substantially in the form attached hereto as Exhibit I.

“Escrow Amount” means an amount equal to $25,000,000.

“Estimated Approved CapEx Amount” means the estimate of the Approved CapEx Amount, as finally determined pursuant to Section 2.7(b).

“Estimated Closing Cash” means the estimate of Closing Cash, as finally determined pursuant to Section 2.7(b).

“Estimated Closing Indebtedness” means the estimate of Closing Indebtedness, as finally determined pursuant to Section 2.7(b).

“Estimated Closing Value of Trapped Cash” means the estimate of Closing Value of Trapped Cash, as finally determined pursuant to Section 2.7(b).

“Estimated Floating Closing Adjustment” means the estimate of the Floating Closing Adjustment, as finally determined pursuant to Section 2.7(b).

“Estimated Marketing Delay Adjustment” means the estimate of the Marketing Delay Adjustment, as finally determined pursuant to Section 2.7(b).

“Estimated Meritas Purchase Price Adjustment” means the amount equal to: (a)  the Estimated Closing Cash, plus or minus (as applicable) (b) the Estimated Floating Closing Adjustment, plus (c) the Estimated Marketing Delay Adjustment (if any), plus (d) the Estimated Closing Value of Trapped Cash, minus (e) the Estimated Closing Indebtedness, minus (f) the Estimated Transaction Expenses, plus or minus (as applicable) (g) the Estimated Net Working Capital Surplus or the Estimated Net Working Capital Deficit, as applicable, plus (h) the Estimated Approved CapEx Amount.

“Estimated Net Working Capital” means the estimate of Closing Net Working Capital, as finally determined pursuant to Section 2.7(b).

“Estimated Net Working Capital Deficit” means the amount, if any, by which Estimated Net Working Capital is less than the Target Net Working Capital.

“Estimated Net Working Capital Surplus” means the amount, if any, by which Estimated Net Working Capital is greater than the Target Net Working Capital.

“Estimated Transaction Expenses” means the estimate of the Aggregate Meritas Transaction Expenses Amount, as finally determined pursuant to Section 2.7(b).

“Excluded Employees” means each employee who (a) will remain employed by OldCo, Meritas Administrative Services, LLC or an Excluded Subsidiary, as applicable, immediately following the Closing Date and (b) are listed on Schedule 9.7(c).

“Excluded Subsidiaries” has the meaning set forth in the Recitals.

“FCPA” has the meaning set forth in Section 3.13(b).

“Financing” means, as applicable, the Committed Debt Financing, the Alternate Debt Financing or, if applicable, the Substitute Financing.

“Financing Deliverables” means the following documents to be delivered in connection with the Financing: (a) customary perfection certificates required in connection with the Financing, and Organizational Documents, officer’s certificates and good standing certificates required by the Debt Financing Commitment Letter or such other applicable Financing; (b) documentation and other information reasonably requested by Buyer to evidence compliance with Laws including as may be required by bank regulatory authorities under applicable “know-your-customer” and antimoney laundering rules and regulations; and (c) agreements, documents or certificates that facilitate the creation, perfection or enforcement, in each case as of the

Closing, of Liens securing such Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys and title insurance) as expressly required by the Debt Financing Commitment Letter or as required by such other applicable Financing.

“Financing Information” means the information with respect to the business, operations and financial condition of the Included Subsidiaries and Chengdu and its Subsidiaries that is expressly required to be provided by the Debt Financing Commitment Letter, including: (a) the Prior Period Carve-Out; (b) the Q3 Carve-Out; (c) if the Q3 Carve-Out is not delivered to Buyer on or prior to the Initial Compliance Deadline or the Closing does not occur on or prior to July 15, 2015, the FY Carve-Out; (d) if the FY Carve-Out is not delivered to Buyer on or prior to August 31, 2015 or the Closing does not occur on or prior to October 15, 2015, the Q1 Carve-Out; (e) due diligence information (including, subject to the receipt of customary non-reliance letters, reports prepared by third parties) reasonably necessary for the Marketing Material and required to be provided by the Debt Financing Commitment Letter; and (f) such other information relating to the Included Subsidiaries and Chengdu and its Subsidiaries required to be provided by the Debt Financing Commitment Letter.

“Financing Sources” means the entities that have committed to or are acting to provide, arrange or underwrite or otherwise entered into agreements in connection with all or any part of the Financing or other financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their, their respective Affiliates, and their respective Affiliates’ former, present and future officers, directors, employees, agents and Representatives and their respective successors and assigns.

“Financial Statements” has the meaning set forth in Section 3.7.

“Floating Closing Adjustment” means an amount equal to (a) if the Closing were to occur on the final day of May 2015, $3,350,334.89 (b) if the Closing occurs on the final day of June 2015, ($18,116,579.04), (c) if the Closing occurs on the final day of July 2015, ($16,889,317.60), (d) if the Closing occurs on the final day of August 2015, ($15,689,777.40), (e) if the Closing occurs on the final day of September 2015, ($7,629,791.52), (f) if the Closing occurs on the final day of October 2015, $5,321,934.86, (g) if the Closing occurs the final day of November 2015, ($1,266,882.28), (h) if the Closing occurs on the final day of December 2015, ($2,894,321.33), and (i) if the Closing occurs on the final day of January 2016, ($796,844.32); provided that if the Closing occurs during any month referenced in the foregoing clauses (b) through (i), but not on the final day of such month, then the Floating Closing Adjustment shall be equal to the sum of (i) the Floating Closing Adjustment applicable to the final day of the immediately preceding month, plus (ii) the product of (A) the difference between the Floating Closing Adjustment applicable to the final day of the month in which the Closing occurs minus the Floating Closing Adjustment applicable to the final day of the immediately preceding month (which, for the avoidance of doubt, may be a negative number), multiplied by (B) the quotient of the number of days elapsed since the final day of the month in which the Closing occurs divided by thirty (30).  The Parties agree and acknowledge that Schedule D included in the Schedules sets forth an illustrative calculation for informational purposes only, which demonstrates the manner in which the Parties determined the Floating Closing Adjustment applicable to the final day of each of the foregoing months.

“FY Carve-Out” has the meaning set forth in Section 8.7(a).

“FTC” means the Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any (a) national, federal, state, commonwealth, municipal, county, local or other governmental or political department, (b) commission, body, organization, instrumentality, authority, agency or other entity exercising executive, legislative, judicial, regulatory, tribunal, taxing or administrative functions of or pertaining to government or (c) any court or arbitrator or arbitral body, in each case whether of the United States, any of its possessions or territories, or of any foreign nation or jurisdiction, but excluding any Educational Agency.

“Governmental Authorizations” means any licenses, permits, certificates, notifications, exemptions, classifications, registrations, franchises, approvals, clearances, orders or similar authorizations or documents, or any waivers of the foregoing, issued or granted by any Governmental Authority, but excluding any Educational Approval.

“Government Official” means (a) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Authority; (b) any political party or party official or candidate for political office; (c) any public international organization or any department or agency thereof; or (d) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (a), (b) or (c) of this definition.

“Guaranteed Amount” has the meaning set forth in Section 2.9(e)(ii).

“Hazardous Material” means “hazardous substances,” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (“CERCLA”); “hazardous wastes,” as defined by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; petroleum or petroleum products; radioactive material, including, without limitation, any source, special nuclear, or by-product material, as defined in 42 U.S.C. §2011 et seq.; asbestos in any form or condition; toxic mold; polychlorinated biphenyls; and any other material, chemical, substance or waste regulated under any Environmental Law.

“HSR Act” means Section 7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the rules and regulations promulgated thereunder).

“Included Subsidiaries” means (a) Collegiate Prep Realty, LLC, a Delaware limited liability company, (b) Village Real Estate LLC, a Texas limited liability company, (c) North Broward Preparatory Schools, LLC, a Florida limited liability company and (d) Meritas

(Gibraltar) Holdings Limited, a Gibraltar corporation, and each of their direct and indirect respective Subsidiaries, if any.

“Indebtedness” means (a) all obligations for, including the principal of and/or interest accrued on, (i) indebtedness for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (b) all obligations issued or assumed as the deferred purchase price of property (but excluding accounts payable arising in the ordinary course of business consistent with past practice), including all “earn-out” or other similar performance-based contingent payment obligations under any contract that relates to the acquisition of any business or assets; (c) all obligations for the reimbursement of any obligor on any letter of credit, surety bond, bank guarantee or similar credit transaction servicing Indebtedness of a Person or of a type described in clauses (a) and (b) above and (d) below, but only to the extent of the obligation secured; (d) all guarantees of any Indebtedness of other Persons; (e) all obligations under conditional sale or other title retention agreements relating to purchased property; (f) all obligations under interest rate, currency or commodity derivatives or hedging transactions; and (g) all accrued and unpaid interest, penalties, prepayment penalties or premiums, breakage, make-whole payments, fees and other charges and amounts related to any of the foregoing.

“Indebtedness Payments” means the aggregate amount of Indebtedness of Meritas and the Included Subsidiaries set forth on the payoff letters delivered to the Buyer in accordance with Section 10.2(d).

“Indemnified Party” means any Person that is or may be entitled to indemnification under this Agreement.

“Indemnifying Party” means any Person that is or may be required to provide indemnification under this Agreement.

“Indirect Transfer Tax Filing Documents” has the meaning set forth in Section 12.1(b)(iv).

“Initial Compliance Deadline” means May 15, 2015 (or such other date that would permit an entire Marketing Period to commence and end on or prior to July 15, 2015), provided that if (a) a Meritas Party has delivered a Delivery Notice on or before such date, (b) Buyer has delivered a timely Compliance Objection Notice, and (c) the Buyer and such Meritas Party have resolved the issues noted in the Compliance Objection Notice on or before May 31, 2015, then the Initial Compliance Deadline shall mean the earlier of (i) May 31, 2015 and (ii) the date of resolution of the matters set forth in the Compliance Objection Notice.

“Insolvency Laws” means any bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditor’s rights generally and by general principles of equity (regardless of whether enforcement is considered in a proceeding in Law or equity).

“Institutional Information” has the meaning set forth in Section 7.12.

“Instruments of Conveyance” means with respect to the Purchased Equity, certificates (if any) evidencing the Purchased Equity duly endorsed in blank or accompanied by duly executed stock powers or share transfer (as applicable), or executed affidavits of lost certificates and assignments in lieu thereof.

“Insurance Policies” means all material insurance policies, including, but not limited to, general liability, product liability, comprehensive general liability and umbrella insurance policies, maintained by the Meritas Parties that are applicable to the Meritas Companies and the Target Group Schools, as of the Agreement Date.

“Intercompany” means, with respect to any Contract, balance, arrangement or other legal or financial relationship, that such Contract, balance, arrangement or other legal or financial relationship is between a Meritas Company, on the one hand, and any Meritas Party (other than a Meritas Company) or any Excluded Subsidiary, on the other hand.

“Intercompany Balances” means as of any date, all Intercompany balances as of such date, including Intercompany accounts receivable and Intercompany accounts payable.

“International Plan” means any Contract, plan, arrangement or policy providing for equity compensation, severance, profit-sharing, incentive or deferred compensation, vacation and other paid-time off, welfare benefits (health, dental, vision, life and disability), sick pay, pension or retirement benefits for the benefit of Meritas Employees outside of the United States, in each case which (a) is not sponsored and administered by a Governmental Authority, (b) is not required by applicable Law to be provided or (c) is not maintained or sponsored by Chengdu or its Subsidiaries for the benefit of their respective employees.

“IP Rights” means all rights in any or all of the following throughout the world: (a) all Patents; (b) all inventions (whether patentable or not), invention disclosures and improvements, all trade secrets, know-how and proprietary or confidential information; (c) all Copyrights; (d) all Trademarks; (e) all Software; (f) all claims for, and right to sue for, past, present or future infringements, misappropriations, dilutions or other violations of any of the foregoing; and (g) all other intellectual property rights, including foreign counterparts for any of the foregoing.

“Latest Balance Sheet” means the unaudited balance sheet as set forth in the Unaudited Financial Statements.

“Law” means any applicable federal, state, local or foreign law, statute, common law, ordinance, code, rule, regulation, official standard norm, Order, arbitral award, treaty or other requirement having the force of law promulgated or issued by any Governmental Authority.

“Leased Property” means all real property leased, licensed or otherwise occupied by Meritas and the Included Subsidiaries, together with all rights, easements and privileges appertaining or relating to such real property, and all improvements located on such real property that do not otherwise constitute Owned Property.

“Leases” means all leases, rental arrangements, licenses and other occupancy agreements, and all amendments, supplements and other modifications thereto, and each is hereinafter referred to as a “Lease.”

“Leftover Earnout” has the meaning set forth in Section 2.9(e).

“Legal Requirement” means any applicable Law, Order or other requirement of any Governmental Authority in effect as of the Agreement Date.

“Léman Services Agreement” means that certain Services Agreement, substantially in the form attached hereto as Exhibit H.

“Letter of Transmittal” has the meaning set forth in Section 2.8(c).

“Liabilities” means, collectively, debts, liabilities or obligations of any nature (whether accrued or unaccrued, absolute or contingent, direct or indirect, known or unknown, choate or inchoate, perfected or unperfected, liquidated or unliquidated, or otherwise, and whether due or to become due), and each is hereinafter referred to as a “Liability.”

“Licensed IP” has the meaning set forth in Section 3.14(c).

“Lien” means any mortgage, pledge, hypothecation, hypothec, right of others, claim, security interest, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, right-of-way, levy, covenant, encroachment, burden, deed of trust, title defect, conditional or contingent sale agreement, title retention agreement, voting trust agreement, interest, equity, option, lien, right of first refusal, charge or other restrictions or limitations of any nature whatsoever, other than restrictions on the offer and sale of securities under U.S. Federal and state securities Laws.

“LMPS” has the meaning set forth in the Recitals.

“LMPS LLC Agreement” has the meaning set forth in the Recitals.

“LMPS Purchase Price” has the meaning set forth in the Recitals.

“LMPS Securities Purchase Agreement” has the meaning set forth in the Recitals.

“LMPS Transaction Documents” has the meaning set forth in the Recitals.

“Losses” means any liabilities, obligations, deficiencies, demands, claims, suits, Actions, damages, penalties, fines, judgments, awards, settlements, costs, Taxes, causes of action, assessments, levies, losses, costs and expenses (including reasonable and documented fees and expenses of attorneys, consultants, experts and other professionals) sustained or incurred by any Indemnified Party, and each is hereinafter referred to as a “Loss.”

“Marketing Delay Adjustment” means an amount equal to the result of (a) $166,667, multiplied by (b) the number of days that have elapsed since the date that is twenty-one (21) days following the later of (i) the date on which all of the conditions set forth in Article X have been satisfied or waived (except for those conditions that by their nature cannot be satisfied until the Closing) and (ii) the date that is forty-five (45) days after the delivery by a Meritas Party of all the Financing Information required to be made on the date of such delivery (after giving effect to the resolution of any disputes regarding the Compliance of any such Financing Information in accordance with Section 9.3(g)), which Financing Information continues to be Compliant during such forty-five (45) day period.

“Marketing Material” means each of the following: (a) customary bank books, information memoranda and other information packages regarding the business, operations and financial condition of the Included Subsidiaries and Chengdu and its Subsidiaries, including information relating to the transactions contemplated hereby; (b) a customary “road show presentation” and a preliminary and final prospectus, pricing term sheet, offering memorandum or private placement memorandum, in each case that is suitable for use in a customary “high-yield” notes offering, which prospectus, offering memorandum or private placement memorandum will be in customary form intended to enable the independent accountants of the Included Subsidiaries and Chengdu and its Subsidiaries to render a customary “comfort letter” (including customary “negative assurance”); and (c) a registration statement on Form F-3 under the Securities Act, including a preliminary and final prospectus, and a customary “road show presentation,” which registration statement and preliminary and final prospectus will be in customary form intended to enable the independent accountants of the Included Subsidiaries and Chengdu and its Subsidiaries to render a customary “comfort letter” (including customary “negative assurance”); and (d) other marketing material required to be provided in connection with the marketing of the Financing.

“Marketing Period” means the first period of forty-five (45) consecutive days after the date hereof, which period shall commence on the day a Meritas Party shall have delivered the Financing Information; provided, that (a) the Financing Information is Compliant at all times during (and including the last day) of such period; (b) prior to the commencement of such period the conditions in Article X (other than the Regulatory Condition and those conditions that by their nature cannot be satisfied until the Closing) have been satisfied or waived and continue to be satisfied or waived at all times during (and including the last day) of such period; and (c) the Regulatory Condition is satisfied no less than five (5) Business Days prior to the expiration of such period. For the avoidance of doubt, it is understood and agreed that no period of forty-five (45) consecutive days shall constitute a Marketing Period unless the conditions described in the foregoing clauses (a), (b) and (c) are satisfied with respect to such period.  Notwithstanding the foregoing, if (i) the first period that could qualify as a Marketing Period extends beyond June 29, 2015 because the Meritas Parties did not deliver Carve-Out Financials that were Compliant on or before May 15, 2015, (ii) the Buyer does not receive the Specified Auditor Assistance at any time after June 29, 2015, and prior to July 15, 2015, and (iii) the Buyer is not then in material breach of its obligations under Section 9.3, then such time period shall not constitute the Marketing Period for purposes of this Agreement and the Buyer shall not be required to close on the Committed Debt Financing without first commencing and completing another Marketing Period.

“Material Adverse Effect” or “Material Adverse Change” means, with respect to any Person, any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with any other change, effect, event, occurrence, state of facts or development, has, or is reasonably expected to have, a material adverse effect on the business, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries (if any), taken as a whole; provided, however, that none of the following shall be deemed in itself, or in any combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, effect, event, occurrence, state of facts or development attributable to the announcement or pendency of this Agreement or the consummation of the Transaction (provided, that this clause (a) shall not apply to any representation or warranty contained in this Agreement to the extent that it purports to address the effect of this Agreement or the Transaction (or any condition to Closing as it relates to such representations and warranties)); (b) any adverse change, effect, event, occurrence, state of facts or development attributable to business or economic conditions globally or in the industries in which such Person participates; (c) any adverse change, effect, event, occurrence, state of facts or development arising from financial, banking, securities markets (including the disruption thereof and any decline in the price or credit rating of any security or any market index as a result thereof) or changes in interest rates or exchange rates; (d) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to changes in GAAP or accounting principles; (e) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to changes in Law or other binding directives issued by any Governmental Authority; (f) any adverse change, effect, event, occurrence, state of facts or development, or effect arising from any failure, in and of itself, to meet any internal or public projections, forecasts or estimate or the issuance of revised projections that are not as optimistic as those in existence as of the Agreement Date (provided that this clause (f) shall not prevent a determination that any change, event, development or effect underlying such failure has resulted in a Material Adverse Effect); or (g) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to natural disasters or weather events, national or international political or social conditions, the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism, except in the case of clauses (b), (c), (d), (e) or (g) to the extent such adverse change, effect, event, occurrence, state of facts or development arising therefrom or related thereto has a materially disproportionate adverse effect on such Person and its Subsidiaries (if any), taken as a whole, as compared to other Persons engaged or operating in the same industry or geographic location as such Person and its Subsidiaries (if any).

“Material Contracts” means such Contracts that are required to be listed on Schedule 3.9.

“Members’ Portion” has the meaning set forth in Section 2.7(e).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Meritas” has the meaning set forth in the Preamble.

“Meritas Affiliate Transaction” has the meaning set forth in Section 3.21(a).

“Meritas Class A Units” means the Class A preferred limited liability company units of Meritas.

“Meritas Class D Units” means the Class D limited liability company units of Meritas.

“Meritas Companies” means, collectively, Meritas and the Included Subsidiaries, Chengdu and its Subsidiaries and the Blocker, and each is hereinafter referred to as a “Meritas Company.”

“Meritas Employees” means each active employee of Meritas and the Included Subsidiaries as of the Closing Date and each active employee of OldCo and Meritas Administrative Services, LLC to be employed by the Surviving Company after the Closing Date.

“Meritas Fundamental Representations” means the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.23, 4.1, 4.2, 4.3, 4.20, 5.1, 5.2, 5.3, 5.9, 6.1, 6.2 and 6.5.

“Meritas Incentive Units” means the limited liability company units issued by Meritas to employees and service providers of Meritas and its Subsidiaries pursuant to restricted incentive units or similar agreements with such economic rights as set forth in the applicable restricted incentive unit or similar agreement.

“Meritas Intellectual Property” means all IP Rights owned by Meritas and/or any of the Included Subsidiaries.

“Meritas Members” means, collectively, holders of Meritas Units, and each is hereinafter referred to as an “Meritas Member.”

“Meritas Operating Agreement” means the Fourth Amended and Restated Limited Liability Company Agreement of OldCo, dated as of August 8, 2011, as amended from time to time.

“Meritas Parties” means, collectively, the Meritas Companies, OldCo and the Sellers, and each is hereinafter referred to as a “Meritas Party.”

“Meritas Pre-Closing Income Tax Return” has the meaning set forth in Section 12.1(a)(i).

“Meritas Pre-Closing Tax Return” has the meaning set forth in Section 12.1(a)(i).

“Meritas Purchase Price” means the difference between (i) the Purchase Price and (ii) the Chengdu Purchase Price, and as further adjusted pursuant to Section 2.7(a).

“Meritas Purchase Price Adjustment Deficit” has the meaning set forth in Section 2.7(f).

“Meritas Purchase Price Adjustment Surplus” has the meaning set forth in Section 2.7(f).

“Meritas Straddle Period Tax Return” has the meaning set forth in Section 12.1(a)(ii).

“Meritas Transaction Expenses Schedule” has the meaning set forth in Section 11.1(f).

“Meritas Units” means, collectively, the Meritas Class A Units, the Meritas Class D Units and the Meritas Incentive Units.

“Meritas’ Investment Banker” means Credit Suisse Group.

“Meritas’ Knowledge” means the actual knowledge, after reasonable inquiry, of Jonathan McCoy Gamse, Andrew Szafran, Jeremy Wheaton and Patricia Carl.  For this purpose, “reasonable inquiry” means, with respect to each such Person (i) review of files and other information in his or her possession, custody or control or of which such Person is aware and (ii) inquiry of employees of Meritas who have responsibilities pertinent to such inquiry and access to information in the possession, custody or control of Meritas and responsive thereto.

“Net Working Capital” means (A) those current assets of Meritas and the Included Subsidiaries, in the aggregate, the line items of which are reflected in the December, 2014 column in Schedule 2.7(b) less (B) those current liabilities of Meritas and the Included Subsidiaries, in the aggregate, the line items of which are reflected in the December, 2014 column in Schedule 2.7(b), and after taking into account the adjustment items indicated in the line items of the December, 2014 column in Schedule 2.7(b), all as determined in accordance with GAAP consistently applied (except as otherwise indicated or contemplated in the December, 2014 column in Schedule 2.7(b)).

“New Debt Financing Commitment Letter” has the meaning set forth in Section 9.3(c).

“New Employee Plans” means the employee benefit plans of Meritas or Buyer providing benefits to any Meritas Employee after the Closing.

“Non-Assignable Reorganization Asset” has the meaning set forth in Section 9.7(d).

“Non-Recourse Party” has the meaning set forth in Section 16.19.

“Nord Education Finance” has the meaning set forth in Section 7.5(b).

“Nord Trademark License Agreement” means that certain Trademark License Agreement (Nord Anglia), substantially in the form attached hereto as Exhibit M.

“OFAC” has the meaning set forth in Section 3.13(d).

“Old Employee Plans” means all of the Employee Plans in which any Meritas Employee participated immediately prior to the Closing.

“OldCo” has the meaning set forth in the Preamble.

“Order” means any award, injunction, judgment, order, ruling, subpoena, settlement, writ, decree or verdict or other decision entered, issued, made, or rendered by any Governmental Authority.

“Organizational Documents” means (a) with respect to a corporation, the certificate or articles of incorporation and bylaws, estatutos sociales, or the certificate of incorporation and memorandum and articles of association or any equivalent formation or governing documents; (b) with respect to any other Person, any charter or similar document or instrument adopted or filed in connection with the creation, formation, governance or organization of a Person, including any limited partnership agreement for any limited partnership and any operating agreement or limited liability company agreement for any limited liability company; and (c) any amendment to any of the foregoing.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Outside Date” means January 15, 2016.

“Owned Property” means all real property owned by Meritas and the Included Subsidiaries, including, without limitation, for Meritas SARL, a Swiss limited liability company, and Collège Du Léman, Sàrl, a Swiss limited liability company, together with all real property subject to a ground lease recorded with the land register in favor of such Person, in each case together with all rights, easements and privileges appertaining or relating to such real property, and all improvements located on such real property.

“Parent” has the meaning set forth in the Preamble.

“Parties” means, collectively, all of the Persons that are party to this Agreement, and each is hereinafter referred to as a “Party.”

“Patents” means all patents and applications therefor, and all patents that issue therefrom, and all reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof.

“Paying Agent” has the meaning set forth in Section 2.8(a).

“Payment Percentages” has the meaning set forth in Section 2.11.

“Permitted Liens” means (a) Liens for (i) Taxes not yet due and payable as of the Closing Date and (ii) Taxes which are being contested in good faith and for which a reserve, determined in accordance with GAAP, has been established in the Financial Statements, (b) local, state and federal laws, ordinances or governmental regulations, including but not limited to, building and zoning laws, ordinances and regulations, now or hereafter in effect relating to any Real Property; (c) covenants, conditions and restrictions of record not violated by the existing use and improvements, and public and utility easements; (d) matters that have arisen as a result of acts done or suffered by or through any of the Buyer Parties, (e) statutory Liens of landlords for amounts not yet due and payable, and (f) Liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for amounts not yet due and payable.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association or society, corporation, limited liability company or other legal entity or Governmental Authority.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date, and, with respect to a Straddle Period, the portion of such Tax period beginning after the Closing Date.

“PRC” means the People’s Republic of China.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and, with respect to a Straddle Period, the portion of such Tax period ending on the Closing Date.

“Prior Period Carve-Out” has the meaning set forth in Section 8.7(a).

“Projections” means, collectively, any projections and other forecasts, including, but not limited to, projected or pro forma financial statements, cash flow items and other data and certain business plan information related to Meritas and its business.

“Protected Business” the (a) the business of operating any grades K through grade 12 schools in which all tuition is paid primarily by private funds of the students and their family members, and (b) the business of residential boarding of students enrolled in such schools.

“Protest Notice” means a written notice to any Party of any objections, and the basis therefor, which another Party may have to the Closing Purchase Price Adjustment Schedule or the September Enrollment Schedule, as applicable.

“Purchase Price” means an amount equal to Five Hundred and Fifty Million Dollars ($550,000,000).

“Purchased Equity” means, collectively, the Chengdu Shares and the Blocker Shares.

“Q1 Carve-Out” has the meaning set forth in Section 8.7(a).

“Q3 Carve-Out” has the meaning set forth in Section 8.7(a).

“Real Property” means, collectively, the Owned Property and Leased Property.

“Reasonable Efforts” means the good faith efforts that a reasonably prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as reasonably expeditiously as possible.

“Registered IP” has the meaning set forth in Section 3.14(a).

“Regulatory Condition” means the condition to Closing set forth in Section 10.1(c).

“Release” means any disposing, placing, releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, migration or dumping of any Hazardous Materials.

“Reorganization” has the meaning set forth in the Recitals.

“Reorganization Assets” has the meaning set forth in Section 9.7(d).

“Representatives” means, with respect to any Person, its directors, officers, employees, advisors, representatives and/or agents of such Person and its Subsidiaries.

“Schedule Supplement Date” has the meaning set forth in Section 8.5.

“Schedule Supplement Disclosures” has the meaning set forth in Section 8.5.

“Schedules” means the means the disclosure schedules delivered by the Sellers to the Buyer Parties concurrently with the execution and delivery of this Agreement.

“School” means any elementary, secondary or postsecondary educational institution.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Indemnified Parties” means, collectively, the Sellers and their respective stockholders, members, directors, managers, officers, employees, agents, Affiliates, successor and assigns, and each is hereinafter referred to as a “Seller Indemnified Party.”

“Seller Insurance Policies” has the meaning set forth in Section 9.12.

“Seller Related Parties” means each Seller and each of its Affiliates and its and their respective Affiliates, equityholders, partners, members, officers, directors, employees, controlling persons, agents and Representatives.

“Sellers” means, collectively, the Blocker Stockholders, the Chengdu Stockholder and the Meritas Members (other than the Blocker), and each is hereinafter referred to as a “Seller.”

“Sellers’ Representative” has the meaning set forth in Section 13.1.

“Sellers’ Representative Agreement” means that certain Sellers’ Representative Agreement to be entered into by and among the Sellers’ Representative and the Sellers.

“Sellers’ Representative Fund Amount” means an amount to be reasonably determined by the Sellers’ Representative at least five (5) Business Days prior to the Closing Date.

“September Enrollment Schedule” has the meaning set forth in Section 2.9(b).

“SEVP” has the meaning set forth in Section 3.24(c).

“Shared Contract” means any Contract to which any Meritas Party or any of its Affiliates is a party with any non-Affiliated third party and which benefits both the Excluded Subsidiaries, OldCo or Sellers, on the one hand, and any Meritas Company or Target Group School, on the other hand.  For the avoidance of doubt, for purposes of this Agreement the definition of Shared Contract shall exclude those Contracts, arrangements or understandings that are contemplated by or otherwise addressed in this Agreement and the other Transaction Agreements.

“Software” means any computer software of any kind and in any form (including source code and executable code), and all related documentation.

“Specified Auditor Assistance” means (a) providing customary “comfort letters (including customary “negative assurance”) for any registered or unregistered securities offering and/or private placement transaction and assistance with the due diligence activities of Buyer’s Financing Sources, (b) providing access to work papers of the Sellers and the Meritas Companies with respect to the Target Group Schools and other supporting documents as may be reasonably requested by Buyer or its Financing Sources, (c) providing customary consents to the inclusion of audit reports in any relevant registration statement or offering document, and (d) providing customary consents to references to the auditor as an expert in any registration statement or offering document.

“Specified Meritas Fundamental Representations” means the representations and warranties set forth in Sections 3.3, 4.3, 5.3 and 6.2.

“State Educational Agency” means any state or foreign governmental authority, including any agency, department, board or commission, with responsibility for the supervision of elementary or secondary education in a state or foreign country, or which provides any license, permit, consent, approval, eligibility, certificate or other necessary approval or authority for the operation of the business of Meritas or any of the Included Subsidiaries or the Target Group Schools in that state or foreign country.

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Straddle Period Income Tax Return” has the meaning set forth in Section 12.1(a)(ii).

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.  For the avoidance of doubt, Camplife, Ltd. shall be deemed a direct Subsidiary of North Broward Preparatory Schools, LLC and an indirect Subsidiary of OldCo (prior to the Reorganization) and/or Meritas (after the Reorganization).

“Substitute Financing” means debt and/or equity financing arrangements in favor of the Buyer in an amount sufficient to consummate the Transaction in lieu of the Committed Debt Financing.

“Summary of Services” has the meaning set forth in Section 9.8(a).

“Survival Date” means the eighteenth (18th) month anniversary of the Closing Date.

“Surviving Company” has the meaning set forth in Section 2.2(a).

“Target Group Schools” means the Schools operated by Included Subsidiaries and the Chengdu School.

“Target Net Working Capital” means an amount equal to (a) if the Closing were to occur on the final day of May 2015, ($88,069,617.50), (b) if the Closing occurs on the final day of June 2015, ($108,681,863.67), (c) if the Closing occurs on the final day of July 2015, ($119,015,493.88), (d) if the Closing occurs on the final day of August 2015, ($127,482,235.50), (e) if the Closing occurs on the final day of September 2015, ($118,478,078.60), (f) if the Closing occurs on the final day of October 2015, ($107,235,569.69), (g) if the Closing occurs on the final day of November 2015, ($109,067,034.25), (h) if the Closing occurs on the final day of December 2015, ($105,248,635.44), and (i) if the Closing occurs on the final day of January 2016, ($97,750,299.33);  provided that if the Closing occurs during any month referenced in the foregoing clauses (b) through (i), but not on the final day of such month, then the Target Net Working Capital shall be equal to the sum of (i) the Target Net Working Capital applicable to the final day of the immediately preceding month, plus (ii) the product of (A) the difference between the Target Net Working Capital applicable to the final day of the month in which the Closing occurs minus the Target Net Working Capital applicable to the final day of the immediately preceding month (which, for the avoidance of doubt, may be a negative number), multiplied by (B) the quotient of the number of days elapsed since the final day of the month in which the Closing occurs divided by thirty (30).

“Tax” or “Taxes” means any federal, state, local, municipal or foreign income, profits, gross receipts, capital, net worth sales, inventory, environmental, customs duty, capital stock, franchise, estimated, alternative, minimum, add-on minimum, sales, use, transfer, stamp, value added, excise, escheat or unclaimed property, severance, occupation, premium, windfall profit, real property, personal property, intangibles, withholding, excise, social security, unemployment, disability, payroll, employee or other tax of any similar nature whatsoever, imposed by any Governmental Authority, including any interest, penalties or additions to tax in respect of the foregoing whether disputed or not.

“Tax Claim” has the meaning set forth in Section 12.1(f)(i).

“Tax Item” means any item of income, gain, loss, deduction or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Return” means any return, declaration, report, election, claim for refund, information return or statement relating to any Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Tax Sharing Agreement” means any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Termination Fee” means an amount equal to Forty Million Dollars ($40,000,000).

“Territory” means any location within 100 kilometers of any Target Group School.

“Third Party Approval” has the meaning set forth in Section 9.7(d).

“Third Party Claim” means any claim, issuance of any order or the commencement of any action or proceeding by any Person who is not a Party or an Affiliate of a Party, including, without limitation, any domestic or foreign court or Governmental Authority.

“Threshold Amount” means Twenty-Five Thousand Dollars ($25,000).

“Trademark License Agreement” means that certain Trademark License Agreement, substantially in the form attached hereto as Exhibit L.

“Trademarks” means any logos, trademarks, service marks, trade names, trade dress, Internet domain names and other indicia of origin, any registrations and applications for the registration thereof, and all goodwill of the business associated therewith.

“Transaction” means the transactions contemplated by this Agreement and the Transaction Agreements, including the Reorganization.

“Transaction Agreements” means, collectively, the Escrow Agreement, the Transition Services Agreement, the LMPS Securities Purchase Agreement, the LMPS LLC Agreement, the Certificate of Merger, each Letter of Transmittal, the Leman Services Agreement, the Trademark License Agreement, the Nord Trademark License Agreement and the Chengdu Local Transfer Agreement, and each is hereinafter referred to as a “Transaction Agreement.”

“Transaction Expenses” means (a) all unpaid fees and expenses (including the fees and expenses of Katten Muchin Rosenman LLP, Meritas’ Investment Banker and any other attorneys, investment bankers, consultants, experts and other professionals) incurred or otherwise owed by any of the Meritas Parties in connection with the preparation, negotiation, execution and performance of this Agreement and the other Transaction Agreements and the consummation of the Transaction, (b) any sale, transaction or other similar bonuses or payments or severance, termination or other similar payments and benefits, in each case, payable by any Meritas Party in connection with the Transaction (other than terminations by the Buyer after Closing), (c) any employer portion of payroll, employment and other Taxes payable by any Meritas Party or the Surviving Company as a result of the payments described in the foregoing clause (b) and (d) the costs and expenses incurred by the Meritas Parties to obtain the irrevocable “tail” insurance policies contemplated by Section 9.5(c), in the case of clauses (a), (b), (c) and (d), whether before or after the Closing.

“Transfer Taxes” has the meaning set forth in Section 12.1(e).

“Transition Services Agreement” has the meaning set forth in Section 9.8(a).

“Trapped Cash” means the aggregate amount of cash and cash equivalents held by any Meritas Company in any Target Group School operating in Mexico or China that, on the day after the Closing Date, may not be distributed or dividended by such Person in compliance with Law without the consent of any other Person or without incurring or being assessed any costs, expenses, penalties, Taxes or other amounts in respect of such distribution or dividend.

“U.S. Holdco” has the meaning set forth in the Preamble.

“Unaudited Financial Statements” has the meaning set forth in Section 3.7.

“Unresolved Closing Items” has the meaning set forth in Section 2.7(e).

“Unresolved Enrollment Items” has the meaning set forth in Section 2.9(d).

“Value of Trapped Cash” means seventy-five percent (75%) of the Trapped Cash amount.

EXHIBIT E: FORM OF CERTIFICATE OF MERGER

[Exhibit E has been omitted. Exhibit E includes a form of Certificate of Merger of Viking Merger Subsidiary, LLC with and into Viking Holding Company, LLC. The company agrees to provide supplementally a copy of Exhibit E to the Commission upon request.]

EXHIBIT F: FORM OF LETTER OF TRANSMITTAL

[Exhibit F has been omitted. Exhibit F includes a form of Letter of Transmittal. The company agrees to provide supplementally a copy of Exhibit F to the Commission upon request.]

EXHIBIT G: FORM OF TRANSITION SERVICES AGREEMENT

[Exhibit G has been omitted. Exhibit G includes a form of Transition Services Agreement. The company agrees to provide supplementally a copy of Exhibit G to the Commission upon request.]

EXHIBIT H: FORM OF LEMAN SERVICES AGREEMENT

[Exhibit H has been omitted. Exhibit H includes a form of Leman Services Agreement. The company agrees to provide supplementally a copy of Exhibit H to the Commission upon request.]

EXHIBIT I: FORM OF ESCROW AGREEMENT

[Exhibit I has been omitted. Exhibit I includes a form of Escrow Agreement. The company agrees to provide supplementally a copy of Exhibit I to the Commission upon request.]

EXHIBIT J: CAPITAL EXPENDITURES SCHEDULE

[Exhibit J has been omitted. Exhibit J includes a Capital Expenditures Schedule. The company agrees to provide supplementally a copy of Exhibit J to the Commission upon request.]

EXHIBIT K: FORM OF NON-COMPETE AGREEMENT

[Exhibit K has been omitted. Exhibit K includes a form of Non-Compete Agreement. The company agrees to provide supplementally a copy of Exhibit K to the Commission upon request.]

EXHIBIT L: FORM OF TRADEMARK LICENSE AGREEMENT

[Exhibit L has been omitted. Exhibit L includes a form of Trademark License Agreement. The company agrees to provide supplementally a copy of Exhibit L to the Commission upon request.]

EXHIBIT M: FORM OF NORD TRADEMARK LICENSE AGREEMENT

[Exhibit M has been omitted. Exhibit M includes a form of Nord Trademark License Agreement. The company agrees to provide supplementally a copy of Exhibit M to the Commission upon request.]

EXHIBIT N: FORM OF CHENGDU LOCAL TRANSFER AGREEMENT

[Exhibit N has been omitted. Exhibit N includes a form of Chengdu Local Transfer Agreement. The company agrees to provide supplementally a copy of Exhibit N to the Commission upon request.]